UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March, 2020

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                       No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b

Yes                                       No         X

ULTRAPAR HOLDINGS INC.

ITEM

1.	Shareholders’ Meeting Manual

2.	Remote voting ballot – Annual General Shareholders’ Meeting

3.	Remote voting ballot – Extraordinary Shareholders’ Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2020

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Shareholders’ Meeting Manual, Remote voting ballot – Annual General Shareholders’ Meeting and Remote voting ballot – Extraordinary Shareholders’ Meeting)

Shareholders’ Meeting Manual

Annual and Extraordinary General

Shareholders’ Meeting

of April 15 2020

Ultrapar – Shareholders’ Meeting Manual

3	Message from the Management

4	Call notice

8	Additional procedures

9	Management Proposal for matters to be discussed in the Annual and Extraordinary General Shareholders’ Meeting, including:

14	Exhibit I—Report on the source and rational for the proposed amendments to the bylaws of Ultrapar Participações S.A.

61

Exhibit II—Financial statements referring to the fiscal year ended on December 31, 2019, including (i) the Management Report of the fiscal year ended on December 31, 2019; (ii) Report from our Independent Auditors and (iii) Report from our Fiscal Council

200	Exhibit III—Management discussion and analysis on the financial conditions of the Company, under the terms of item 10 of the Reference Form

258	Exhibit IV—Allocation of net earnings proposal for the fiscal year, pursuant to Annex 9-1-II of CVM Instruction 481/09

263	Exhibit V—Information about the candidates for members of the Fiscal Council indicated or supported by the management, under the terms of items 12.5 to 12.10 of the Reference Form

270	Exhibit VI—Management and Fiscal Council compensation proposal

272	Exhibit VII—Information about the management compensation, under the terms of item 13 of the Reference Form

296	Glossary of the terms used in items 10, 12.5 to 12.10 and 13 of the Reference Form which are part of this document

300	Remote Voting Ballot

307	Model for power of attorney

Ultrapar – Shareholders’ Meeting Manual

MESSAGE FROM THE MANAGEMENT

Dear Shareholders,

We are pleased to invite you to attend the Annual and Extraordinary General Shareholders’ Meeting (the “Meeting”) of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on April 15, 2020, at 2:00 p.m., in the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, 1,343, 9th floor, in the City and State of São Paulo, Brazil, in accordance with the Call Notice, to be published in the newspapers Valor Econômico and in Diário Oficial do Estado de São Paulo on March 17, 18 and 19, 2020, also available at the Company’s website (ri.ultra.com.br).

The preparation of this Shareholders’ Meeting Manual (the “Manual”) is aligned with the Company’s practices of continuous improvement of its corporate governance, including the quality of the information provided to our shareholders.

The purpose of this document is to present the management proposals and to provide you with clarification and guidance regarding the matters to be discussed and procedures required for your attendance and power of attorney to participate in the Meeting, consolidating in a single file all documents published by Ultrapar in connection with the Meeting.

In addition to the information disclosed, we also inform you that Ultrapar’s Investor Relations team will be available for additional clarification through the e-mail Invest@ultra.com.br or telephone +55 (11) 3177-7014.

All shareholders of Ultrapar (including holders of common shares in the form of ADRs) may vote in all matters included in the agenda. Each common share entitles its holder to one vote in the Meeting’s resolutions. Holders of ADR will be represented as specified in a communication to be delivered to ADR holders by the depositary institution, pursuant to the terms of the Deposit Agreement.

We count on your participation.

Ultrapar – Shareholders’ Meeting Manual

CALL NOTICE

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

Call Notice

ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Shareholders are hereby invited to attend the Annual and Extraordinary General Shareholders’ Meeting of Ultrapar Participações S.A. (“Ultrapar” or “Company”) to be held on April 15, 2020 at 2.00 p.m. at the Company’s corporate headquarters at Av. Brigadeiro Luís Antônio, 1.343, 9th floor in the city and state of São Paulo (“Meeting”), to deliberate on the following matters:

Annual General Meeting:

1.

Examination and approval of the report and accounts of the Management, as well as the financial statements with respect to the fiscal year ending on December 31, 2019, accompanied by the report of the Independent Auditors and the opinion of the Fiscal Council;

2.	Allocation of the net income for the fiscal year ending on December 31, 2019;

3.	Establishment of the Management’s aggregate compensation;

4.

Election of the members of the Fiscal Council and their respective alternates given the request for the installation of the Fiscal Council by a shareholder representing more than 2% (two percent) of the voting shares issued by the Company, pursuant to Article 161 of Law 6.404/76 and CVM Instruction 324/00; and

5.	Considering the foregoing item, the establishment of the compensation of the members of the Fiscal Council for the term of office beginning April 2020.

Extraordinary General Meeting:

1.

To ratify the alteration of the number of common shares into which the Company’s capital stock is divided due to partial exercise of the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A., approved by the Extraordinary General Shareholders’ Meeting held on January 31, 2014.

Attendance at the Meeting

The holders of the Company’s shares – including holders of American Depositary Receipts (“ADRs”) pursuant to the conditions described below – may attend the Meeting in person or their legal representatives or attorneys-in-fact, upon compliance with the formal requirements for attendance contained in the Company’s Corporate Bylaws, presenting the documents listed below under the items Individual Shareholder, Legal Entities and Investment Funds.

The status of the shareholder shall be evidenced by submitting a statement issued by the Company’s bookkeeping institution or by the custodian institution, indicating the number of shares held by them up to three days prior to the Meeting.

For this Meeting, the Company shall adopt a remote voting procedure, pursuant to CVM Instruction 481/09, allowing its shareholders to send through their respective custodian or bookkeeping institutions or directly to the Company, a remote voting ballot for the Annual General Shareholders’ Meeting and a remote voting ballot for the Extraordinary General Shareholders’ Meeting as provided by the Company, in addition to the other documents to be discussed at the Meeting. The Company informs that the instructions for exercising the remote voting procedure can be found in the Annual and Extraordinary General Shareholders’ Meeting Manual. The remote voting ballots sent by the shareholders on the first call of the Annual and Extraordinary General Shareholders’ Meeting shall be considered valid for the second call, pursuant to Article 21-X, sole paragraph to CVM Instruction 481/09.

The holders of ADRs shall be represented at the Meeting by the custodian of the underlying shares of the ADRs pursuant to the terms of the deposit agreement of September 16, 1999 (“Deposit Agreement”). The procedures for exercising voting rights with respect to the ADRs shall be specified in a communication to be sent to ADR holders by the depositary institution, pursuant to the terms of the Deposit Agreement.

Individual Shareholder

•

Original or certified copy of a ID document with photograph (ID, driver’s license, foreign national’s residence ID, ID’s issued by an officially recognized professional class, or passport, in the case of non-Brazilians); and

•	Original or certified copy of the power of attorney, where applicable, and ID document with photograph of the attorney-in-fact.

Legal Entity

•

Certified copy of the most recent consolidated corporate bylaws or articles of association and of corporate acts granting powers of representation (minutes of the meeting electing the officers and/or power of attorney);

•	Original or certified copy of an ID document with photograph of the legal representative(s)); and

•	Original or certified copy of the power of attorney, if applicable, and an ID document with photograph of the attorney-in-fact.

Investment Funds

•	Evidence of the capacity of a manager of the fund granted to an individual or legal entity to represent it at the Meeting or that has granted powers to the attorney-in-fact;

•	The corporate act of the manager, if a legal entity, granting powers to the representative to participate in the Meeting or to whom the power of attorney has been granted; and

•	Should the representative or attorney-in-fact be a legal entity, the documents listed under item “Legal Entity” and applicable to them, should be presented to the Company.

These documents must be sent to the Company’s Investor Relations Department by 2:00 p.m. on April 13, 2020.

Availability of Documents and Information

Pursuant to the Corporate Bylaws of Ultrapar and Article 6 to CVM Instruction 481/09, the documents and information relative to the matters to be voted upon, as well as the Annual and Extraordinary General Shareholders’ Meeting Manual, the remote voting ballots for the Annual General Shareholders’ Meeting and the Extraordinary General Shareholders’ Meeting and other relevant documentation for exercising voting rights at the Meeting, have been filed with the Brazilian Securities and Exchange Commission (“CVM”), and are available from the website of the CVM (www.cvm.gov.br), at the corporate headquarters of the Company, in the website of B3 – Brasil, Bolsa, Balcão (www.b3.com.br) and the Company’s website (ri.ultra.com.br).

São Paulo, March 16, 2020.

PEDRO WONGTSCHOWSKI

Chairman of the Board of Directors

Ultrapar – Shareholders’ Meeting Manual

ADDITIONAL PROCEDURES

The documents necessary for your participation in the Meeting are specified in the Call Notice.

We clarify that in the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if the documents are originally in English or Spanish.

Ultrapar, aiming to facilitate the representation of its shareholders at the Meeting (excluding holders of common shares in the form of ADRs), provides in the end of this Manual a power-of-attorney model, through which shareholders may appoint the lawyers thereby indicated to represent them at the Meeting, at no cost and strictly in accordance with the powers granted. To the extent shareholders (excluding holders of common shares in the form of ADRs) opt to be represented at the Meeting using the model provided by the Company, the power of attorney must include all the representatives listed in the power-of-attorney model.

We kindly ask you to send the documents listed above to the Investor Relations Department, at Avenida Brigadeiro Luís Antônio, 1,343, 8th floor, CEP 01317-910, in the City and State of São Paulo, up to 2:00 p.m. of April 8, 2020.

Remote Voting Ballots

The remote voting ballots of the Extraordinary Shareholders’ Meeting and of the Annual General Meeting and other supporting documents shall be filed at the Company within 7 days from the Annual General Meeting and Extraordinary Shareholders’ Meeting date, that is, until April 8, 2020.

Ultrapar – Shareholders’ Meeting Manual

MANAGEMENT PROPOSAL

ULTRAPAR PARTICIPAÇÕES S.A.

A Publicly Traded Company

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

MANAGEMENT PROPOSAL

Dear Shareholders,

The Management of Ultrapar Participações S.A. (“Ultrapar” or “Company”) hereby presents the Management Proposal to Shareholders pursuant to the matters to be decided on the Annual and Extraordinary General Shareholders’ Meeting to be held on April 15, 2020 at 2:00 p.m.:

1)	Annual General Shareholders’ Meeting:

1.1) Examination and approval of the Management report and accounts as well as the financial statements for the fiscal year ending December 31, 2019, in addition to the report of the Independent Auditors and the opinion of the Fiscal Council

The Management Report and the financial statements for the fiscal year ending December 31, 2019 were filed with the Brazilian Securities and Exchange Commission—CVM on February 191, 2020 and published in newspapers with wide circulation on February 21, 2019.

These documents (i) were approved by the Board of Directors and (ii) received a favorable opinion from the Company’s Risks and Audit Committee and the Fiscal Council at a meeting held on February 19, 2019, the respective minutes also being filed with the CVM on February 19, 2019.

In addition, the financial statements were audited and received an unqualified report from the Company’s independent auditors, KPMG Auditores Independentes. These documents can be found in Attachment II of the Management Proposal. Management’s comments on the financial situation of the Company, pursuant to item 10 of the Reference Form, can be found in Attachment III.

We propose that the above-mentioned documents should be approved without qualification by the Company’s shareholders.

1.2) Allocation of net income for the fiscal year ending December 31, 2019

Pursuant to Subsection II, Paragraph 1, Article 9 of CVM Instruction 481/09, as amended, and in the format of Attachment 9-1-II of the same instruction, we have published information with respect to the allocation of net income for the fiscal year ending December 31, 2019 in Attachment IV.

We propose that the allocation of net income be approved pursuant to Attachment IV.

1.3) Establishment of the Management’s aggregate compensation

We propose that the compensation of the Company’s management be approved as shown in Attachment VI.

We provide additional information on the Management’s compensation policies and practices in Attachment VII, pursuant to item 13 of the Reference Form, for an understanding of the rationale underlying this proposal.

[1]	The financial statements were restated at CVM on March 16, 2020, due to the change on note 26.h

1.4) Election of the members of the Fiscal Council and their respective alternates given the request for the installation of the Fiscal Council made by a shareholder representing more than 2% (two per cent) of the voting shares issued by the Company, pursuant to Article 161 to Law 6.404/76 and CVM Instruction 324/00

We propose the election of the following candidates as members of the Company’s Fiscal Council as well as their alternates:

- Geraldo Toffanello (effective) / Márcio Augustus Ribeiro (alternate)

- Marcelo Amaral Moraes (effective) / Pedro Ozires Predeus (alternate)

- William Bezerra Cavalcanti Filho (effective) / Carlos Roberto de Albuquerque Sá (alternate)

Detailed information of the candidates can be found in Attachment V, pursuant to items 12.5 to 12.10 of the Reference Form.

1.5) Considering the foregoing item, the establishment of the compensation of the members of the Fiscal Council for the term of office beginning April 2020

We propose that the compensation of the members of the Fiscal Council for the period of their term of office be approved pursuant to Attachment VI.

2)	Extraordinary General Meeting:

2.1) To ratify the alteration of the number of common shares into which the Company’s capital stock is divided due to partial exercise of the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A., by the Company, approved by the Extraordinary General Meeting held on January 31, 2014.

Due to the partial exercise of the above mentioned subscription warrants, 2,108,542 (two million, one hundred and eight thousand, five hundred and forty-two) common shares were issued within the limit of the authorized capital pursuant to Article 6 of the Company’s Bylaws. As a consequence of this issuance, the Company’s capital stock is now represented by 1,114,918,734 (one billion, one hundred and fourteen million, nine hundred and eighteen thousand, seven hundred and thirty-four) common shares, all nominative, with no par value. Since no additional payment for exercising the subscription warrants is due, the issuance did not result in any change in the amount of the capital stock.

In order to reflect the above mentioned issuance of shares already effected, we also propose the ratification of the modification of the caput of Article 5 of the Company’s Bylaws, pursuant to the comparative chart of the Corporate Bylaws disposed in Attachment VII of this Management Proposal.

Access to Documents and Information

Pursuant to Ultrapar’s Bylaws and Article 6 to CVM Instruction 481/09, documents and information related to the matters to be approved, as well as the Manual for the Annual and Extraordinary General Shareholders’ Meeting, the remote voting ballots for the Annual General Shareholders’ Meeting and for the Extraordinary General Shareholders’ Meeting and other relevant documents for exercising the right to vote in the Meeting, were filed with the CVM, and are available from the CVM website (www.cvm.gov.br), from the Company’s headquarters, from the website of B3 – Brasil, Bolsa, Balcão (www.b3.com.br) and from the Company’s website (ri.ultra.com.br).

São Paulo, March 16, 2020.

PEDRO WONGTSCHOWSKI

Chairman of the Board of Directors

Ultrapar – Shareholders’ Meeting Manual

EXHIBITS

Ultrapar – Shareholders’ Meeting Manual

EXHIBIT I – REPORT ON THE SOURCE AND RATIONAL FOR THE PROPOSED AMENDMENTS TO THE BYLAWS OF ULTRAPAR PARTICIPAÇÕES S.A.

(According to annex 11 of CVM Instruction 481/2009)

REPORT ON THE SOURCE AND RATIONAL FOR THE PROPOSED AMENDMENTS TO THE BYLAWS OF ULTRAPAR PARTICIPAÇÕES S.A.

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1. The Company is an authorized capital company (sociedade de capital autorizado). The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1. The Company is an authorized capital company (sociedade de capital autorizado). The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1. The Company is an authorized capital company (sociedade de capital autorizado). The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

N/A
Sole Paragraph. The Company’s listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 (“New Market Regulation”).	Sole Paragraph. The Company’s listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 (“New Market Regulation”).	Sole Paragraph. The Company’s listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 (“New Market Regulation”).	N/A
Article 2. The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.	Article 2. The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.	Article 2. The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.	N/A
Article 3. The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies.	Article 3. The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies.	Article 3. The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies.	N/A
Article 4. The Company is organized for an indefinite term.	Article 4. The Company is organized for an indefinite term.	Article 4. The Company is organized for an indefinite term.	N/A

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes

CHAPTER II

Capital Stock and Shares

Article 5. The subscribed and paid-in capital stock is R$ 5,171,751,608.08 (five billion, one hundred seventy-one million, seven hundred fifty-one thousand, six hundred and eight Reais and eight cents), represented by one billion, one hundred and twelve million, eight hundred and ten thousand, one hundred and ninety two (1,112,810,192) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

CHAPTER II

Capital Stock and Shares

Article 5. The subscribed and paid-in capital stock is R$ 5,171,751,608.08 (five billion, one hundred seventy-one million, seven hundred fifty-one thousand, six hundred and eight Reais and eight cents), represented by one billion, one hundred and fourteen million, nine hundred and eighteen thousand, seven hundred and thirty-four (1,114,918,734)    nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

CHAPTER II

Capital Stock and Shares

Article 5. The subscribed and paid-in capital stock is R$ 5,171,751,608.08 (five billion, one hundred seventy-one million, seven hundred fifty-one thousand, six hundred and eight Reais and eight cents), represented by one billion, one hundred and fourteen million, nine hundred and eighteen thousand, seven hundred and thirty-four (1,114,918,734) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

Change of wording and to reflect the issuance of shares effective as of February 19, 2020, due to partial exercise of the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A., by the Company, approved by the Extraordinary General Meeting held on January 31, 2014.

§1 All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.	§1 All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.	§1 All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.	N/A
§2 The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.	§2 The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.	§2 The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.	N/A
Article 6. The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.	Article 6. The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.	Article 6. The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.	N/A
Article 7. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:	Article 7. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:	Article 7. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:	N/A

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the former shareholders or reduce the period for the exercise thereof.

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the former shareholders or reduce the period for the exercise thereof.

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the former shareholders or reduce the period for the exercise thereof.

N/A
Article 8. The Company may grant stock options through stock option plans, approved by a Shareholders’ Meeting, to the management and employees.	Article 8. The Company may grant stock options through stock option plans, approved by a Shareholders’ Meeting, to the management and employees.	Article 8. The Company may grant stock options through stock option plans, approved by a Shareholders’ Meeting, to the management and employees.	N/A
Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.	Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.	Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.	N/A

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes

CHAPTER III

Shareholders’ Meetings

Article 10. The annual Shareholders’ Meeting shall be called by the Board of Directors within the first four (4) months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

CHAPTER III

Shareholders’ Meetings

Article 10. The annual Shareholders’ Meeting shall be called by the Board of Directors within the first four (4) months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

CHAPTER III

Shareholders’ Meetings

Article 10. The annual Shareholders’ Meeting shall be called by the Board of Directors within the first four (4) months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

N/A
§ 1 Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.	§ 1 Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.	§ 1 Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.	N/A
§ 2 The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.	§ 2 The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.	§ 2 The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.	N/A
§ 3 The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.	§ 3 The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.	§ 3 The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.	N/A
Article 11. Before the Shareholders’ Meeting is commenced, the shareholders in attendance, as duly identified, shall sign the “Shareholders Attendance Register”, which shall contain their names and the number of shares held by each of them.	Article 11. Before the Shareholders’ Meeting is commenced, the shareholders in attendance, as duly identified, shall sign the “Shareholders Attendance Register”, which shall contain their names and the number of shares held by each of them.	Article 11. Before the Shareholders’ Meeting is commenced, the shareholders in attendance, as duly identified, shall sign the “Shareholders Attendance Register”, which shall contain their names and the number of shares held by each of them.	N/A
§ 1 The list of the attending shareholders shall be closed by the chairman of the Meeting at the time the Shareholders’ Meeting is commenced.	§ 1 The list of the attending shareholders shall be closed by the chairman of the Meeting at the time the Shareholders’ Meeting is commenced.	§ 1 The list of the attending shareholders shall be closed by the chairman of the Meeting at the time the Shareholders’ Meeting is commenced.	N/A
§ 2 The shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.	§ 2 The shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.	§ 2 The shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.	N/A

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes
Article 12. At the Shareholders’ Meeting, the Company and the presiding board shall comply with the following requirements for attendance, in addition to the procedures and requirements provided for by law:	Article 12. At the Shareholders’ Meeting, the Company and the presiding board shall comply with the following requirements for attendance, in addition to the procedures and requirements provided for by law:	Article 12. At the Shareholders’ Meeting, the Company and the presiding board shall comply with the following requirements for attendance, in addition to the procedures and requirements provided for by law:	N/A

a) Up to forty-eight (48) hours prior to the Shareholders’ Meeting: (i) all shareholders shall furnish to the Company a share statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them of record no more than three (3) days prior to the Shareholders’ Meeting; and (ii) the shareholders represented by proxies shall send to the Company the respective power of attorney;

b) The shareholders organized as investment funds shall send the Company, within the same period mentioned in item (a) above: (i) evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers; (ii) the corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and (iii) in the event the representative or proxy is a legal entity, the same documents referred to in (ii) of this item, as related thereto;

c) The documents referred to in the preceding items may be presented as copies, however the original documents referred to in item (a), shall be shown to the Company prior to the commencement of the Shareholders’ Meeting, the signatures of which shall not need to be notarized;

d) The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the meeting; and

e) In the event the shareholders who were present at the Shareholders’ Meeting (i) were not duly represented; or (ii) did not hold the stated number of shares, the Company shall notify them that, regardless of a new Shareholders’ Meeting, the Company shall disregard the votes of such shareholders, and they shall be liable for losses and damages arising from their acts.

a) Up to forty-eight (48) hours prior to the Shareholders’ Meeting: (i) all shareholders shall furnish to the Company a share statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them of record no more than three (3) days prior to the Shareholders’ Meeting; and (ii) the shareholders represented by proxies shall send to the Company the respective power of attorney;

b) The shareholders organized as investment funds shall send the Company, within the same period mentioned in item (a) above: (i) evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers; (ii) the corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and (iii) in the event the representative or proxy is a legal entity, the same documents referred to in (ii) of this item, as related thereto;

c) The documents referred to in the preceding items may be presented as copies, however the original documents referred to in item (a), shall be shown to the Company prior to the commencement of the Shareholders’ Meeting, the signatures of which shall not need to be notarized;

d) The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the meeting; and

e) In the event the shareholders who were present at the Shareholders’ Meeting (i) were not duly represented; or (ii) did not hold the stated number of shares, the Company shall notify them that, regardless of a new Shareholders’ Meeting, the Company shall disregard the votes of such shareholders, and they shall be liable for losses and damages arising from their acts.

a) Up to forty-eight (48) hours prior to the Shareholders’ Meeting: (i) all shareholders shall furnish to the Company a share statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them of record no more than three (3) days prior to the Shareholders’ Meeting; and (ii) the shareholders represented by proxies shall send to the Company the respective power of attorney;

b) The shareholders organized as investment funds shall send the Company, within the same period mentioned in item (a) above: (i) evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers; (ii) the corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and (iii) in the event the representative or proxy is a legal entity, the same documents referred to in (ii) of this item, as related thereto;

c) The documents referred to in the preceding items may be presented as copies, however the original documents referred to in item (a), shall be shown to the Company prior to the commencement of the Shareholders’ Meeting, the signatures of which shall not need to be notarized;

d) The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the meeting; and

e) In the event the shareholders who were present at the Shareholders’ Meeting (i) were not duly represented; or (ii) did not hold the stated number of shares, the Company shall notify them that, regardless of a new Shareholders’ Meeting, the Company shall disregard the votes of such shareholders, and they shall be liable for losses and damages arising from their acts.

N/A

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes
Article 13. Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.	Article 13. Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.	Article 13. Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.	N/A
Article 14. Minutes of the Shareholders’ Meetings shall be kept and signed by the presiding board of the meeting and by the attending shareholders.	Article 14. Minutes of the Shareholders’ Meetings shall be kept and signed by the presiding board of the meeting and by the attending shareholders.	Article 14. Minutes of the Shareholders’ Meetings shall be kept and signed by the presiding board of the meeting and by the attending shareholders.	N/A
Article 15. The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers.	Article 15. The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers.	Article 15. The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers.	N/A
§ 1 The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People Committee, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the People Committee, as provided for in Article 41 herein.	§ 1 The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People Committee, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the People Committee, as provided for in Article 41 herein.	§ 1 The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People Committee, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the People Committee, as provided for in Article 41 herein.
§ 2 The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.	§ 2 The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.	§ 2 The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.	N/A
CHAPTER IV Management – General Rules Article 16. The Company shall be managed by a Board of Directors and a Board of Executive Officers.	CHAPTER IV Management – General Rules Article 16. The Company shall be managed by a Board of Directors and a Board of Executive Officers.	CHAPTER IV Management – General Rules Article 16. The Company shall be managed by a Board of Directors and a Board of Executive Officers.	N/A
Sole Paragraph. The commencement of the term of the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the Disclosure and Trading Policy adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 52 hereof.	Sole Paragraph. The commencement of the term of the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the Disclosure and Trading Policy adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 52 hereof.	Sole Paragraph. The commencement of the term of the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the Disclosure and Trading Policy adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 52 hereof.	N/A

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes

CHAPTER V

Board of Directors

Section I – Members

Article 17. The Board of Directors shall be comprised of at least five (5) and at maximum eleven (11) members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of two (2) years, with reelection being permitted.

CHAPTER V

Board of Directors

Section I – Members

Article 17. The Board of Directors shall be comprised of at least five (5) and at maximum eleven (11) members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of two (2) years, with reelection being permitted.

CHAPTER V

Board of Directors

Section I – Members

Article 17. The Board of Directors shall be comprised of at least five (5) and at maximum eleven (11) members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of two (2) years, with reelection being permitted.

N/A
§ 1 The positions of Chairman of the Board of Directors and Chief Executive Officer or principal executive of the Company may not be held by the same individual.	§ 1 The positions of Chairman of the Board of Directors and Chief Executive Officer or principal executive of the Company may not be held by the same individual.	§ 1 The positions of Chairman of the Board of Directors and Chief Executive Officer or principal executive of the Company may not be held by the same individual.	N/A
§ 2 The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.	§ 2 The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.	§ 2 The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.	N/A
§ 3 Observed the requirements set forth in the Company’s corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements and being of well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies; it shall be presumed that a person has a conflicting interest with the Company if, cumulatively: (i) he/she has been elected by a shareholder who has also elected a director in a competing company; and (ii) he/she has a subordinate relationship with the shareholder who elected him/her.	§ 3 Observed the requirements set forth in the Company’s corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements and being of well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies; it shall be presumed that a person has a conflicting interest with the Company if, cumulatively: (i) he/she has been elected by a shareholder who has also elected a director in a competing company; and (ii) he/she has a subordinate relationship with the shareholder who elected him/her.	§ 3 Observed the requirements set forth in the Company’s corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements and being of well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies; it shall be presumed that a person has a conflicting interest with the Company if, cumulatively: (i) he/she has been elected by a shareholder who has also elected a director in a competing company; and (ii) he/she has a subordinate relationship with the shareholder who elected him/her.	N/A
§ 4 Subject to the introductory paragraph of this Article, the number of members who will comprise the Board of Directors for each term of office shall be determined at each Shareholders’ Meeting electing the members of the Board of Directors, and which must be submitted to a vote by the chairman of the Meeting.	§ 4 Subject to the introductory paragraph of this Article, the number of members who will comprise the Board of Directors for each term of office shall be determined at each Shareholders’ Meeting electing the members of the Board of Directors, and which must be submitted to a vote by the chairman of the Meeting.	§ 4 Subject to the introductory paragraph of this Article, the number of members who will comprise the Board of Directors for each term of office shall be determined at each Shareholders’ Meeting electing the members of the Board of Directors, and which must be submitted to a vote by the chairman of the Meeting.	N/A

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes
Article 18. The Board of Directors of the Company shall have, at least, thirty percent (30%) or 02 (two), whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders’ meeting that elect them.	Article 18. The Board of Directors of the Company shall have, at least, thirty percent (30%) or 02 (two), whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders’ meeting that elect them.	Article 18. The Board of Directors of the Company shall have, at least, thirty percent (30%) or 02 (two), whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders’ meeting that elect them.	N/A
§ 1 When, as a result of compliance with the percentage referred to in the introductory paragraph of this Article, the number of directors results in a fraction, such number will be rounded to the immediately higher whole number.	§ 1 When, as a result of compliance with the percentage referred to in the introductory paragraph of this Article, the number of directors results in a fraction, such number will be rounded to the immediately higher whole number.	§ 1 When, as a result of compliance with the percentage referred to in the introductory paragraph of this Article, the number of directors results in a fraction, such number will be rounded to the immediately higher whole number.	N/A
Article 19. If a member of the Board of Directors fails to meet the requirements set forth in Article 17 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.	Article 19. If a member of the Board of Directors fails to meet the requirements set forth in Article 17 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.	Article 19. If a member of the Board of Directors fails to meet the requirements set forth in Article 17 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.	N/A
Sole Paragraph. The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum share of thirty percent (30%) of independent Directors, as provided in Article 18 hereof.	Sole Paragraph. The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum share of thirty percent (30%) of independent Directors, as provided in Article 18 hereof.	Sole Paragraph. The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum share of thirty percent (30%) of independent Directors, as provided in Article 18 hereof.	N/A
Section II – Election Article 20. Except for the provisions in Article 21, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.	Section II – Election Article 20. Except for the provisions in Article 21, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.	Section II – Election Article 20. Except for the provisions in Article 21, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.	N/A
§ 1 Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.	§ 1 Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.	§ 1 Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.	N/A

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes
§ 2 At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147, Paragraph 3 of Law 6,404/76.	§ 2 At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147, Paragraph 3 of Law 6,404/76.	§ 2At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147, Paragraph 3 of Law 6,404/76.	N/A
§ 3 The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s internet website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.	§ 3 The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s internet website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.	§ 3 The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s internet website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.	N/A
§ 4 The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 18 above, as well as the contents of the New Market Regulation.	§ 4 The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 18 above, as well as the contents of the New Market Regulation.	§ 4 The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 18 above, as well as the contents of the New Market Regulation.	N/A
§ 5 The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.	§ 5 The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.	§ 5 The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.	N/A
§ 6 Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.	§ 6 Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.	§ 6 Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.	N/A

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes
Article 21. When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight (48) hours in advance of the Shareholders’ Meeting.	Article 21. When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight (48) hours in advance of the Shareholders’ Meeting.	Article 21. When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight (48) hours in advance of the Shareholders’ Meeting.	N/A
§ 1 The Company, immediately after receiving the request, shall notify the CVM and the B3 by electronic means and post on its internet website that the election will be conducted by cumulative voting.	§ 1 The Company, immediately after receiving the request, shall notify the CVM and the B3 by electronic means and post on its internet website that the election will be conducted by cumulative voting.	§ 1 The Company, immediately after receiving the request, shall notify the CVM and the B3 by electronic means and post on its internet website that the election will be conducted by cumulative voting.	N/A
§ 2 In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 20, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 20 of these Bylaws.	§ 2 In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 20, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 20 of these Bylaws.	§ 2 In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 20, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 20 of these Bylaws.	N/A
§ 3 Each shareholder shall be entitled to cast the entirety of the votes to which he/she is entitled on one sole candidate or to distribute them among several candidates; the candidates who received the largest number of votes shall be elected.	§ 3 Each shareholder shall be entitled to cast the entirety of the votes to which he/she is entitled on one sole candidate or to distribute them among several candidates; the candidates who received the largest number of votes shall be elected.	§ 3 Each shareholder shall be entitled to cast the entirety of the votes to which he/she is entitled on one sole candidate or to distribute them among several candidates; the candidates who received the largest number of votes shall be elected.	N/A
§ 4 Positions that are not filled due to a tie vote shall require a new election, following the same procedure, adjusting the number of votes to which each shareholder will be entitled to the number of positions to be filled.	§ 4 Positions that are not filled due to a tie vote shall require a new election, following the same procedure, adjusting the number of votes to which each shareholder will be entitled to the number of positions to be filled.	§ 4 Positions that are not filled due to a tie vote shall require a new election, following the same procedure, adjusting the number of votes to which each shareholder will be entitled to the number of positions to be filled.	N/A
§ 5 In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the Shareholders’ Meeting shall entail the removal of the other members, giving rise to a new election.	§ 5 In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the Shareholders’ Meeting shall entail the removal of the other members, giving rise to a new election.	§ 5 In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the Shareholders’ Meeting shall entail the removal of the other members, giving rise to a new election.	N/A
§ 6 In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of law no. 6,404/76, shareholders representing ten percent (10%) of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 20 above.	§ 6 In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of law no. 6,404/76, shareholders representing ten percent (10%) of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 20 above.	§ 6 In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of law no. 6,404/76, shareholders representing ten percent (10%) of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 20 above.	N/A

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes
Article 22. In the event a director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, three (3) years after the end of the term of office of the respective director.	Article 22. In the event a director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, three (3) years after the end of the term of office of the respective director.	Article 22. In the event a director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, three (3) years after the end of the term of office of the respective director.	N/A
Article 23. The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.	Article 23. The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.	Article 23. The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.	N/A

Section III – Meetings and Replacements

Article 24. The Board of Directors shall hold regular meetings once every three (3) months and special meetings whenever called by the Chairman or by any two (2) directors.

Section III – Meetings and Replacements

Article 24. The Board of Directors shall hold regular meetings once every three (3) months and special meetings whenever called by the Chairman or by any two (2) directors.

Section III – Meetings and Replacements

Article 24. The Board of Directors shall hold regular meetings once every three (3) months and special meetings whenever called by the Chairman or by any two (2) directors.

N/A
§ 1 The meetings of the Board of Directors shall be called in writing, by letter, telegram, fax, e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.	§ 1 The meetings of the Board of Directors shall be called in writing, by letter, telegram, fax, e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.	§ 1 The meetings of the Board of Directors shall be called in writing, by letter, telegram, fax, e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.	N/A
§ 2 The meetings of the Board of Directors shall be called at least three (3) days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.	§ 2 The meetings of the Board of Directors shall be called at least three (3) days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.	§ 2 The meetings of the Board of Directors shall be called at least three (3) days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.	N/A
§ 3 In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least two-thirds (2/3) of the elected members attend the meeting.	§ 3 In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least two-thirds (2/3) of the elected members attend the meeting.	§ 3 In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least two-thirds (2/3) of the elected members attend the meeting.	N/A
§ 4 The directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the director and simultaneous communication with all the other persons present at the meeting. In this case, directors will be considered to be present at the meeting and sign the corresponding minutes.	§ 4 The directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the director and simultaneous communication with all the other persons present at the meeting. In this case, directors will be considered to be present at the meeting and sign the corresponding minutes.	§ 4 The directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the director and simultaneous communication with all the other persons present at the meeting. In this case, directors will be considered to be present at the meeting and sign the corresponding minutes.	N/A

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes
Article 25. Except for the provisions in Paragraph 3 of Article 24, the majority of the directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.	Article 25. Except for the provisions in Paragraph 3 of Article 24, the majority of the directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.	Article 25. Except for the provisions in Paragraph 3 of Article 24, the majority of the directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.	N/A
Sole Paragraph. In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.	Sole Paragraph. In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.	Sole Paragraph. In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.	N/A
Article 26. No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.	Article 26. No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.	Article 26. No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.
Article 27. Except for the provisions in Paragraph 5 of Article 21, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within fifteen (15) days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.	Article 27. Except for the provisions in Paragraph 5 of Article 21, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within fifteen (15) days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.	Article 27. Except for the provisions in Paragraph 5 of Article 21, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within fifteen (15) days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.	N/A
Section IV – Powers Article 28. The Board of Directors shall have the power to: a) set the general guidelines of the Company’s and its subsidiaries’ business;	Section IV – Powers Article 28. The Board of Directors shall have the power to: a) set the general guidelines of the Company’s and its subsidiaries’ business;	Section IV – Powers Article 28. The Board of Directors shall have the power to: a) set the general guidelines of the Company’s and its subsidiaries’ business;	N/A
b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Investor Relations Officer, and define their duties;	b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Investor Relations Officer, and define their duties;	b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Investor Relations Officer, and define their duties;	N/A
c) oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company or by its subsidiaries;	c) oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company or by its subsidiaries;	c) oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company or by its subsidiaries;	N/A
d) express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;	d) express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;	d) express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;	N/A

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes
e) fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People Committee, according to article 41, single paragraph, “b”.	e) fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People Committee, according to article 41, single paragraph, “b”.	e) fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People Committee, according to article 41, single paragraph, “b”.	N/A
f) define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People Committee’s proposal;	f) define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People Committee’s proposal;	f) define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People Committee’s proposal;	N/A
g) grant stock options under the terms of Article 8 of these Bylaws;	g) grant stock options under the terms of Article 8 of these Bylaws;	g) grant stock options under the terms of Article 8 of these Bylaws;	N/A
h) call the Shareholders’ Meetings;	h) call the Shareholders’ Meetings;	h) call the Shareholders’ Meetings;	N/A
i) submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 20 of these Bylaws;	i) submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 20 of these Bylaws;	i) submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 20 of these Bylaws;	N/A
j) propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net income for the year, as referred to in letter “c”, paragraph one of Article 54 of these Bylaws;	j) propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net income for the year, as referred to in letter “c”, paragraph one of Article 54 of these Bylaws;	j) propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net income for the year, as referred to in letter “c”, paragraph one of Article 54 of these Bylaws;	N/A
k) approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;	k) approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;	k) approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;	N/A
l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;	l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;	l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;	N/A
m) submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;	m) submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;	m) submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;	N/A
n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;	n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;	n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;	N/A
o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;	o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;	o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;	N/A
p) approve the following transactions, either by the Company or by its controlled companies, when the value exceeds five percent (5%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) borrowings or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;	p) approve the following transactions, either by the Company or by its controlled companies, when the value exceeds five percent (5%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) borrowings or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;	p) approve the following transactions, either by the Company or by its controlled companies, when the value exceeds five percent (5%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) borrowings or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;	N/A

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes
q) approve the execution of shareholders’ agreements by the Company or by its controlled companies;	q) approve the execution of shareholders’ agreements by the Company or by its controlled companies;	q) approve the execution of shareholders’ agreements by the Company or by its controlled companies;	N/A
r) select and dismiss the independent auditors, after receiving the Audit and Risks Committee’s opinion;	r) select and dismiss the independent auditors, after receiving the Audit and Risks Committee’s opinion;	r) select and dismiss the independent auditors, after receiving the Audit and Risks Committee’s opinion;	N/A
s) express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 (fifteen) days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;	s) express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 (fifteen) days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;	s) express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 (fifteen) days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;	N/A
t) approve corporate policies as per the proposals submitted by the relevant entities; and	t) approve corporate policies as per the proposals submitted by the relevant entities; and	t) approve corporate policies as per the proposals submitted by the relevant entities; and	N/A
u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.	u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.	u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.	N/A

Article 29. The Chairman of the Board of Directors shall:

a) call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other directors of the meeting;

Article 29. The Chairman of the Board of Directors shall:

a) call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other directors of the meeting;

Article 29. The Chairman of the Board of Directors shall:

a) call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other directors of the meeting;

N/A
b) call and preside the meetings of the Board of Directors;	b) call and preside the meetings of the Board of Directors;	b) call and preside the meetings of the Board of Directors;	N/A
c) communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and	c) communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and	c) communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and	N/A
d) convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.	d) convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.	d) convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.	N/A
Article 30. The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.	Article 30. The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.	Article 30. The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.	N/A

CHAPTER VI

Board of Executive Officers

Article 31. The Board of Executive Officers shall be comprised of up to eight (8) executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Investor Relations Officer.

CHAPTER VI

Board of Executive Officers

Article 31. The Board of Executive Officers shall be comprised of up to eight (8) executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Investor Relations Officer.

CHAPTER VI

Board of Executive Officers

Article 31. The Board of Executive Officers shall be comprised of up to eight (8) executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Investor Relations Officer.

N/A

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes
Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 (two) years, with reelection permitted, and will continue until each successor is elected.	Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 (two) years, with reelection permitted, and will continue until each successor is elected.	Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 (two) years, with reelection permitted, and will continue until each successor is elected.	N/A
Article 32. The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.	Article 32. The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.	Article 32. The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.	N/A
Article 33. The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.	Article 33. The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.	Article 33. The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.	N/A
§ 1 Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.	§ 1 Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.	§ 1 Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.	N/A
§ 2 The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.	§ 2 The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.	§ 2 The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.	N/A
§ 3 The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.	§ 3 The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.	§ 3 The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.	N/A

Article 34. The Chief Executive Officer shall:

a) direct, instruct and coordinate the activities of the Company;

b) call and preside over the meetings of the Board of Executive Officers; and

c) represent the Company in court, either as plaintiff or defendant.

Article 34. The Chief Executive Officer shall:

a) direct, instruct and coordinate the activities of the Company;

b) call and preside over the meetings of the Board of Executive Officers; and

c) represent the Company in court, either as plaintiff or defendant.

Article 34. The Chief Executive Officer shall:

a) direct, instruct and coordinate the activities of the Company;

b) call and preside over the meetings of the Board of Executive Officers; and

c) represent the Company in court, either as plaintiff or defendant.

N/A

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes
Article 35. The executive officer exercising the duties of Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.	Article 35. The executive officer exercising the duties of Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.	Article 35. The executive officer exercising the duties of Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.	N/A
Article 36. The executive officers without a specific designation, in addition to their statutory duties, shall perform those duties which may be assigned to them by the Board of Directors.	Article 36. The executive officers without a specific designation, in addition to their statutory duties, shall perform those duties which may be assigned to them by the Board of Directors.	Article 36. The executive officers without a specific designation, in addition to their statutory duties, shall perform those duties which may be assigned to them by the Board of Directors.	N/A
Article 37. The executive officers shall substitute each other, subject to the following conditions:	Article 37. The executive officers shall substitute each other, subject to the following conditions:	Article 37. The executive officers shall substitute each other, subject to the following conditions:	N/A

a) in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to sixty (60) days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

b) in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

a) in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to sixty (60) days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

b) in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

a) in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to sixty (60) days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

b) in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

N/A

CHAPTER VII

Committees

Article 38.The Company shall have the following support committees attached to the Board of Directors:

(a) Audit and Risks Committee;

(b) People Committee; and

(c) Strategy Committee

CHAPTER VII

Committees

Article 38.The Company shall have the following support committees attached to the Board of Directors:

(a) Audit and Risks Committee;

(b) People Committee; and

(c) Strategy Committee

CHAPTER VII

Committees

Article 38.The Company shall have the following support committees attached to the Board of Directors:

(a) Audit and Risks Committee;

(b) People Committee; and

(c) Strategy Committee

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§ 1 Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.	§ 1 Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.	§ 1 Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.	N/A
§2 The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.	§2 The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.	§2 The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.	N/A

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes
§ 3 The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People Committee, the Strategy Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.	§ 3 The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People Committee, the Strategy Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.	§ 3 The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People Committee, the Strategy Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.	N/A
Article 39. Subject to the criteria set forth below, the Committees shall be comprised of at least three (3) members, being at least one of them a Director, all elected by the Board of Directors for a term of office of two (2) years, and the term shall coincide with the term of office of the Directors, with reelection being permitted for successive terms.	Article 39. Subject to the criteria set forth below, the Committees shall be comprised of at least three (3) members, being at least one of them a Director, all elected by the Board of Directors for a term of office of two (2) years, and the term shall coincide with the term of office of the Directors, with reelection being permitted for successive terms.	Article 39. Subject to the criteria set forth below, the Committees shall be comprised of at least three (3) members, being at least one of them a Director, all elected by the Board of Directors for a term of office of two (2) years, and the term shall coincide with the term of office of the Directors, with reelection being permitted for successive terms.	N/A

§ 1 During their term of office, the members of each Committee may not be replaced except for the following reasons:

a) death or resignation;

b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

c) a substantiated decision of the Board of Directors.

§ 1 During their term of office, the members of each Committee may not be replaced except for the following reasons:

a) death or resignation;

b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

c) a substantiated decision of the Board of Directors.

§ 1 During their term of office, the members of each Committee may not be replaced except for the following reasons:

a) death or resignation;

b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

c) a substantiated decision of the Board of Directors.

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§ 2 In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.	§ 2 In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.	§ 2 In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.	N/A
Section I – Audit and Risks Committee	Section I – Audit and Risks Committee	Section I – Audit and Risks Committee	N/A
Article 40.The Audit and Risks Committee shall include at least one (01) independent Director and at least one (01) member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.	Article 40.The Audit and Risks Committee shall include at least one (01) independent Director and at least one (01) member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.	Article 40.The Audit and Risks Committee shall include at least one (01) independent Director and at least one (01) member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.	N/A
§ 1 A single member of the Audit and Risks Committee may concentrate the two foregoing requirements.	§ 1 A single member of the Audit and Risks Committee may concentrate the two foregoing requirements.	§ 1 A single member of the Audit and Risks Committee may concentrate the two foregoing requirements.	N/A

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes
§ 2 The Audit and Risks Committee shall:	§ 2 The Audit and Risks Committee shall:	§ 2 The Audit and Risks Committee shall:	N/A

a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c) review the quarterly financial information, interim statements, and financial statements prepared by the Company;

d) monitor the activities of the Company’s internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e) evaluate and monitor the Company’s risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies;

g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c) review the quarterly financial information, interim statements, and financial statements prepared by the Company;

d) monitor the activities of the Company’s internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e) evaluate and monitor the Company’s risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies;

g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c) review the quarterly financial information, interim statements, and financial statements prepared by the Company;

d) monitor the activities of the Company’s internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e) evaluate and monitor the Company’s risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies;

g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

N/A

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes
Section II – People Committee	Section II – People Committee	Section II – People Committee	N/A
Article 41. The People Committee shall be comprised of a minimum of two (2) independent Directors, and the other members may be Directors or not.	Article 41. The People Committee shall be comprised of a minimum of two (2) independent Directors, and the other members may be Directors or not.	Article 41. The People Committee shall be comprised of a minimum of two (2) independent Directors, and the other members may be Directors or not.	N/A

Sole Paragraph.The People Committee shall:

a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;

b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting, and propose the individual compensation of the Board of Executive Officers;

c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and

d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.

Sole Paragraph.The People Committee shall:

a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;

b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting, and propose the individual compensation of the Board of Executive Officers;

c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and

d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.

Sole Paragraph.The People Committee shall:

a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;

b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting, and propose the individual compensation of the Board of Executive Officers;

c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and

d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.

N/A
Section III – Strategy Committee	Section III – Strategy Committee	Section III – Strategy Committee	N/A

Article 42. The Strategy Committee shall be comprised entirely of Directors and its duties shall be as follows:

a) to advise the Board of Directors in overall business direction, as well as in the drafting and monitoring of the Company’s strategic plans and budgets;

b) to provide its opinion on, and monitor, the Company’s strategic partnerships and main investments, as provided in the Investment Policy; and

c) to provide its opinion on the capital allocation strategy and on the management of the Company’s portfolio, including mergers and acquisitions.

Article 42. The Strategy Committee shall be comprised entirely of Directors and its duties shall be as follows:

a) to advise the Board of Directors in overall business direction, as well as in the drafting and monitoring of the Company’s strategic plans and budgets;

b) to provide its opinion on, and monitor, the Company’s strategic partnerships and main investments, as provided in the Investment Policy; and

c) to provide its opinion on the capital allocation strategy and on the management of the Company’s portfolio, including mergers and acquisitions.

Article 42. The Strategy Committee shall be comprised entirely of Directors and its duties shall be as follows:

a) to advise the Board of Directors in overall business direction, as well as in the drafting and monitoring of the Company’s strategic plans and budgets;

b) to provide its opinion on, and monitor, the Company’s strategic partnerships and main investments, as provided in the Investment Policy; and

c) to provide its opinion on the capital allocation strategy and on the management of the Company’s portfolio, including mergers and acquisitions.

N/A

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes

CHAPTER VIII

Fiscal Council (Conselho Fiscal)

Article 43. The Company’s Fiscal Council shall be non-permanent and, when installed by the Shareholders’ Meeting as provided in Law 6,404/76, shall be comprised of three (3) members and an equal number of alternate members, with such duties, powers and compensation as provided for by law. The Fiscal Council shall have a term of office of one (1) year, with reelection being permitted.

CHAPTER VIII

Fiscal Council (Conselho Fiscal)

Article 43. The Company’s Fiscal Council shall be non-permanent and, when installed by the Shareholders’ Meeting as provided in Law 6,404/76, shall be comprised of three (3) members and an equal number of alternate members, with such duties, powers and compensation as provided for by law. The Fiscal Council shall have a term of office of one (1) year, with reelection being permitted.

CHAPTER VIII

Fiscal Council (Conselho Fiscal)

Article 43. The Company’s Fiscal Council shall be non-permanent and, when installed by the Shareholders’ Meeting as provided in Law 6,404/76, shall be comprised of three (3) members and an equal number of alternate members, with such duties, powers and compensation as provided for by law. The Fiscal Council shall have a term of office of one (1) year, with reelection being permitted.

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§ 1 Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective deed of investiture, which shall cover their consent to the contents of Article 52 hereof.	§ 1 Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective deed of investiture, which shall cover their consent to the contents of Article 52 hereof.	§ 1 Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective deed of investiture, which shall cover their consent to the contents of Article 52 hereof.	N/A
§ 2 The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.	§ 2 The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.	§ 2 The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.	N/A
§ 3 The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.	§ 3 The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.	§ 3 The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.	N/A
CHAPTER IX Tender Offers	CHAPTER IX Tender Offers	CHAPTER IX Tender Offers	N/A

Section I – Sale of a Controlling Interest

Article 44. A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

Section I – Sale of a Controlling Interest

Article 44. A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

Section I – Sale of a Controlling Interest

Article 44. A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

N/A
Sole Paragraph. The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent eighteen (18) months, restore the minimum percentage of outstanding shares as per the New Market Regulation.	Sole Paragraph. The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent eighteen (18) months, restore the minimum percentage of outstanding shares as per the New Market Regulation.	Sole Paragraph. The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent eighteen (18) months, restore the minimum percentage of outstanding shares as per the New Market Regulation.

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes

Section II – Acquisition of Relevant Interest

Article 45. Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing twenty percent (20%) or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six (6) months, adjusted pursuant to the SELIC Rate.

Section II – Acquisition of Relevant Interest

Article 45. Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing twenty percent (20%) or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six (6) months, adjusted pursuant to the SELIC Rate.

Section II – Acquisition of Relevant Interest

Article 45. Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing twenty percent (20%) or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six (6) months, adjusted pursuant to the SELIC Rate.

N/A
§1 The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within forty-eight (48) hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within thirty (30) days from the date of the notice mentioned in item (a) of this Paragraph.	§1 The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within forty-eight (48) hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within thirty (30) days from the date of the notice mentioned in item (a) of this Paragraph.	§1 The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within forty-eight (48) hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within thirty (30) days from the date of the notice mentioned in item (a) of this Paragraph.	N/A
§2 For purposes of calculating the limit of twenty percent (20%) set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.	§2 For purposes of calculating the limit of twenty percent (20%) set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.	§2 For purposes of calculating the limit of twenty percent (20%) set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.	N/A
§3 The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.	§3 The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.	§3 The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.	N/A
§4 The obligation to carry out the offer provided for in the introductory paragraph of this Article shall not apply in the event the obligation to carry out the offer provided for in Article 44 applies.	§4 The obligation to carry out the offer provided for in the introductory paragraph of this Article shall not apply in the event the obligation to carry out the offer provided for in Article 44 applies.	§4 The obligation to carry out the offer provided for in the introductory paragraph of this Article shall not apply in the event the obligation to carry out the offer provided for in Article 44 applies.	N/A

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes
Section III – Deregistration as Publicly-Held Company and Withdrawal from the New Market	Section III – Deregistration as Publicly-Held Company and Withdrawal from the New Market	Section III – Deregistration as Publicly-Held Company and Withdrawal from the New Market	N/A
Article 46. The Company’s deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.	Article 46. The Company’s deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.	Article 46. The Company’s deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.	N/A
Article 47. The Company’s withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.	Article 47. The Company’s withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.	Article 47. The Company’s withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.	N/A
Article 48. As provided in the New Market Regulation and except for the provisions of Article 49, next, the Company’s voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:	Article 48. As provided in the New Market Regulation and except for the provisions of Article 49, next, the Company’s voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:	Article 48. As provided in the New Market Regulation and except for the provisions of Article 49, next, the Company’s voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:	N/A
a) the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Law 6,404/76 and the applicable CVM Regulations;	a) the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Law 6,404/76 and the applicable CVM Regulations;	a) the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Law 6,404/76 and the applicable CVM Regulations;	N/A
b) holders of interests in excess of one-third (1/3) of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.	b) holders of interests in excess of one-third (1/3) of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.	b) holders of interests in excess of one-third (1/3) of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.	N/A
Sole Paragraph – For the purposes of Article 48, item“b”, of the present Bylaws, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.	Sole Paragraph – For the purposes of Article 48, item“b”, of the present Bylaws, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.	Sole Paragraph – For the purposes of Article 48, item“b”, of the present Bylaws, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.	N/A

Article 49. Voluntary withdrawal from the New Market as provided in foregoing Article 48 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders’ Meeting, to convene:

a) on first call with the attendance of shareholders representing, at least, two-thirds (2/3) of all shares outstanding; or

b) on second call with any number of holders of outstanding shares in attendance.

Article 49. Voluntary withdrawal from the New Market as provided in foregoing Article 48 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders’ Meeting, to convene:

a) on first call with the attendance of shareholders representing, at least, two-thirds (2/3) of all shares outstanding; or

b) on second call with any number of holders of outstanding shares in attendance.

Article 49. Voluntary withdrawal from the New Market as provided in foregoing Article 48 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders’ Meeting, to convene:

a) on first call with the attendance of shareholders representing, at least, two-thirds (2/3) of all shares outstanding; or

b) on second call with any number of holders of outstanding shares in attendance.

N/A

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes
Sole Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders’ Meeting;	Sole Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders’ Meeting;	Sole Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders’ Meeting;	N/A
Article 50. A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.	Article 50. A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.	Article 50. A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.	N/A
Article 51. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.	Article 51. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.	Article 51. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.	N/A

CHAPTER X

Arbitration Court

Article 52. The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Law 6,385/76, Law 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

CHAPTER X

Arbitration Court

Article 52. The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Law 6,385/76, Law 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

CHAPTER X

Arbitration Court

Article 52. The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Law 6,385/76, Law 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

N/A

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes
CHAPTER XI Fiscal Year Article 53. The fiscal year begins on January 1st and ends on December 31st of each year.	CHAPTER XI Fiscal Year Article 53. The fiscal year begins on January 1st and ends on December 31st of each year.	CHAPTER XI Fiscal Year Article 53. The fiscal year begins on January 1st and ends on December 31st of each year.	N/A

Article 54. After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, five percent (5%) of the net profit will be allocated to the legal reserve, up to the limit of twenty percent (20%) of the capital stock.

§1 The remaining profit will have the following destination:

Article 54. After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, five percent (5%) of the net profit will be allocated to the legal reserve, up to the limit of twenty percent (20%) of the capital stock.

§1 The remaining profit will have the following destination:

Article 54. After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, five percent (5%) of the net profit will be allocated to the legal reserve, up to the limit of twenty percent (20%) of the capital stock.

§1 The remaining profit will have the following destination:

N/A
a) fifty percent (50%) for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed; and	a) fifty percent (50%) for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed; and	a) fifty percent (50%) for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed; and	N/A
b) by proposal of the managing bodies, up to fifty percent (50%) for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and	b) by proposal of the managing bodies, up to fifty percent (50%) for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and	b) by proposal of the managing bodies, up to fifty percent (50%) for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and	N/A
c) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.	c) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.	c) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.	N/A
§ 1The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.	§ 1The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.	§ 1The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.	N/A
§ 2Dividends not claimed within three (3) years from the date they were made available to the shareholders shall be forfeited to the Company.	§ 2Dividends not claimed within three (3) years from the date they were made available to the shareholders shall be forfeited to the Company.	§ 2Dividends not claimed within three (3) years from the date they were made available to the shareholders shall be forfeited to the Company.	N/A

Current Version	Proposed Version	Amendments	Comments/Justifications on Proposed Changes

CHAPTER XII

Miscellaneous

Article 55. The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

CHAPTER XII

Miscellaneous

Article 55. The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

CHAPTER XII

Miscellaneous

Article 55. The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

N/A
Article 56. The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive Officers, shall be mechanically issued, in separate pages, and signed by the attendees, for subsequent bookbinding. In the event they contain resolutions affecting third parties, they shall be filed with the Commerce Registry Office and published.	Article 56. The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive Officers, shall be mechanically issued, in separate pages, and signed by the attendees, for subsequent bookbinding. In the event they contain resolutions affecting third parties, they shall be filed with the Commerce Registry Office and published.	Article 56. The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive Officers, shall be mechanically issued, in separate pages, and signed by the attendees, for subsequent bookbinding. In the event they contain resolutions affecting third parties, they shall be filed with the Commerce Registry Office and published.	N/A

Ultrapar – Shareholders’ Meeting Manual

EXHIBIT II – FINANCIAL STATEMENTS

(Convenience Translation into English from

the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Parent and Consolidated

Financial Statements

for the Year Ended

December 31, 2019 and

Independent Auditor’s Report

Financial Information

KPMG Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Parent and Consolidated

Financial Statements

for the Years Ended December 31, 2019 and 2018

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent Auditor’s Report in the Individual and Consolidated Financial Statements

To the Shareholders of the

Ultrapar Participações S.A.

São Paulo – SP

Opinion

We have audited the individual and consolidated financial statements of Ultrapar Participações S.A. (“the Company”), respectively referred to as Parent and Consolidated, which comprise the statement of financial position as at December 31, 2019, the statements of income and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of the Ultrapar Participações S.A. as at December 31, 2019, and of its individual and consolidated financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant Professional Code of Ethics (“Código de Ética Profissional do Contador”) and in the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Valuation of recoverable amount of goodwill on business combination

In accordance with accounting practices adopted in Brazil and with international financial reporting standards, the Company is required to annually perform the impairment test of the amounts recorded as intangible assets with indefinite useful lives, including goodwill for future profitability (“goodwill”). The acquisition of the operations of Imifarma Produtos Farmacêuticos S.A. (Extrafarma), resulted on the recognition of goodwill in the amount of R$ 661,553 thousand, as disclosed in the explanatory note 15, the recoverable amount of which must be evaluated annually. On December 31, 2019, the Company recorded an impairment of the recoverable amount of R$ 593,280 related to the goodwill recorded in Extrafarma.

The assessment of the need or not to reduce the recoverable amount is supported by an estimate of future profitability based on the business plan and budget prepared by the Company and approved by the Board of Directors, which are based on methodologies and assumptions involving estimates, such as: revenue growth rate, costs and expenses, investments, future working capital and discount rates. Assumptions about projected growth in future cash flows are based on the business plan of the Company’s segments, as well as on comparable market data.

Due to uncertainties related to assumptions and estimates that have a significant risk of resulting in a material adjustment to the accounting balances of the individual and consolidated financial statements, we consider this matter to be significant for our audit.

Our response

Our audit procedures included, among others:

Evaluation of the design, implementation and effectiveness of the internal control of financial projections related to the identification and measurement of the recoverable value of the cash-generating unit where the goodwill is allocated.

Within the involvement of our corporate finance specialists, for the methodology adopted by the Company and the assumptions used in the calculation of discounted cash flows, including growth and discount rates, comparison with historical information and testing of the arithmetic accuracy of the formulas used in discounted cash flow models.

Evaluation of the sensitivity analysis of significant assumptions and comparison with the budgets approved in the previous period with the actual values calculated in the current year.

Comparison of the recoverable amount calculated based on discounted cash flows, with the book value and evaluation of the disclosures made in the financial statements.

As a result of the evidence obtained through the audit procedures summarized above, we consider that the amount of goodwill on business combinations and the respective disclosures are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Realization of deferred tax assets

As of December 31, 2019, the individual and consolidated financial statements include deferred tax asset amounts equivalent to R $ 1,076,223 thousand, of which R$ 278,140 thousand are related to temporary differences and R$ 798,083 thousand are related to tax losses, considered recoverable based on the generation of future taxable profits.

Estimates of future taxable income generation include the use of assumptions, judgments and estimates on cash flows, such as growth rates of revenues, costs and expenses, estimates of future investments and working capital and discount rates, which involve high degree of complexity and judgments that impact the expectation of realization of deferred tax assets in the coming years. Therefore, we consider this matter to be significant for our audit.

Our Response

Our audit procedures included, among others:

Evaluation of the design, implementation and effectiveness of the internal control of financial projections related to the realization of the registered deferred taxes.

Within the involvement of our corporate finance specialists, for the assumptions and data used by the Company in preparing the study of future taxable profits considering the projections of future cash flows. Also to assess the accuracy of the recorded balances.

Comparison of the budgets approved in the previous year with the actual values calculated in the current year.

Assessment whether the disclosures in the individual and consolidated financial statements consider all relevant information regarding deferred tax assets.

As a result of the evidence obtained through the audit procedures summarized above, we consider that the amount of deferred tax assets recorded and the respective disclosures are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Other matters - Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2019 prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company’s financial statements. In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added. In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement and are consistent with the overall individual and consolidated financial statements.

Other information accompanying the individual and consolidated financial statements and the auditor’s report

Management is responsible for the other information comprising the management report.

Our opinion on the individual and consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the individual and consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and subsidiaries financial reporting process.

Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and international standards on auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and international standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

–

Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

–

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries internal control.

–	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

–

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and subsidiaries to cease to continue as a going concern.

–

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

–

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the individual and consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 19, 2020

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Marcio Serpejante Peppe

Accountant CRC 1SP233011/O-8

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

as of December 31, 2019 and December 31, 2018

(In thousands of Brazilian Reais)

		Parent		Consolidated
Assets	Note	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Current assets
Cash and cash equivalents	4.a	42,580	172,315	2,115,379	3,938,951
Financial investments and hedging instruments	4.b	95,829	565,930	3,090,212	2,853,106
Trade receivables	5.a	—	—	3,635,834	4,069,307
Reseller financing	5.b	—	—	436,188	367,262
Inventories	6	—	—	3,715,560	3,354,532
Recoverable taxes	7.a	—	—	1,122,335	639,699
Recoverable income and social contribution taxes	7.b	49,750	39,705	325,343	257,182
Dividends receivable		3,074	260,483	3,630	1,064
Other receivables		4,258	1,527	36,765	58,561
Prepaid expenses	10	2,135	1,962	111,355	187,570
Contractual assets with customers – exclusive rights	11	—	—	465,454	484,473

Total current assets		197,626	1,041,922	15,058,055	16,211,707
Non-current assets
Financial investments and hedging instruments	4.b	—	—	506,506	202,349
Trade receivables	5.a	—	—	53,666	81,569
Reseller financing	5.b	—	—	364,748	348,268
Related parties	8.a	759,123	761,288	490	490
Deferred income and social contribution taxes	9.a	41,613	14,034	653,694	514,187
Recoverable taxes	7.a	—	—	767,360	747,180
Recoverable income and social contribution taxes	7.b	39,447	48,685	104,947	105,602
Escrow deposits	22.a	17	—	921,443	881,507
Indemnification asset – business combination	22.c	—	—	193,496	194,719
Other receivables		—	—	3,430	1,411
Prepaid expenses	10	255	30	69,216	399,095
Contractual assets with customers – exclusive rights	11	—	—	1,000,535	1,034,004

Total long term assets		840,455	824,037	4,639,531	4,510,381
Investments
In subsidiaries	12.a	10,058,456	9,509,480	—	—
In joint-ventures	12.b	18,792	20,118	153,076	101,954
In associates	12.c	—	—	25,750	24,338
Other		—	—	2,793	2,795

		10,077,248	9,529,598	181,619	129,087
Right to use assets	13	5,799	—	1,980,912	—
Property, plant, and equipment	14	2,532	—	7,572,762	7,278,865
Intangible assets	15	246,163	246,163	1,762,593	2,369,355

Total non-current assets		11,172,197	10,599,798	16,137,417	14,287,688

Total assets		11,369,823	11,641,720	31,195,472	30,499,395

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

as of December 31, 2019 and December 31, 2018

(In thousands of Brazilian Reais)

		Parent		Consolidated
Liabilities	Note	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Current liabilities
Loans and hedging instruments	16	—	—	867,871	2,007,430
Debentures	16.g	28,713	34,504	249,570	263,718
Trade payables	17	2,173	272	2,158,478	2,551,607
Trade payables – agreement	17	—	—	541,593	180,070
Salaries and related charges	18	958	228	405,636	428,192
Taxes payable	19	389	11,563	269,922	268,005
Dividends payable	26.h	14,689	282,334	16,694	284,024
Income and social contribution taxes payable		—	9,238	164,757	55,477
Post-employment benefits	20.b	—	—	28,951	45,655
Provision for asset retirement obligation	21	—	—	3,847	4,382
Provision for tax, civil, and labor risks	22.a	—	—	40,455	77,822
Trade payables – customers and third parties’ indemnification	23	—	—	—	3,501
Leases payable	13	144	—	206,396	2,849
Other payables		3	3,975	213,273	137,494
Deferred revenue	24	—	—	27,626	26,572

Total current liabilities		47,069	342,114	5,195,069	6,336,798
Non-current liabilities
Loans and hedging instruments	16	—	—	6,907,113	6,487,400
Debentures	16.g	1,723,368	1,722,450	6,368,168	6,401,535
Related parties	8.a	4,220	5,158	3,925	4,071
Deferred income and social contribution taxes	9.a	—	—	7,531	9,297
Post-employment benefits	20.b	—	—	243,916	204,160
Provision for asset retirement obligation	21	—	—	47,395	50,285
Provision for tax, civil, and labor risks	22.a; 22.c	399	798	884,140	865,249
Leases payable	13	5,855	—	1,382,277	43,217
Deferred revenue	24	—	—	—	11,850
Subscription warrants – indemnification	25	130,657	123,095	130,657	123,095
Other payables		—	—	190,106	162,409

Total non-current liabilities		1,864,499	1,851,501	16,165,228	14,362,568
Equity
Share capital	26.a; 26.f	5,171,752	5,171,752	5,171,752	5,171,752
Equity instrument granted	26.b	11,970	4,309	11,970	4,309
Capital reserve	26.d	542,400	542,400	542,400	542,400
Treasury shares	26.c	(485,383)	(485,383)	(485,383)	(485,383)
Revaluation reserve on subsidiaries	26.e	4,522	4,712	4,522	4,712
Profit reserves	26.f	3,995,414	4,099,092	3,995,414	4,099,092
Valuation adjustments	26.g.1	(146,317)	(63,989)	(146,317)	(63,989)
Cumulative translation adjustments	26.g.2	102,427	65,857	102,427	65,857
Additional dividends to the minimum mandatory dividends	26.h	261,470	109,355	261,470	109,355

Equity attributable to:
Shareholders of the Company		9,458,255	9,448,105	9,458,255	9,448,105
Non-controlling interests in subsidiaries		—	—	376,920	351,924

Total equity		9,458,255	9,448,105	9,835,175	9,800,029

Total liabilities and equity		11,369,823	11,641,720	31,195,472	30,499,395

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Profit or Loss

For the years ended December 31, 2019 and 2018

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Net revenue from sales and services	27	—	—	89,297,975	90,697,983
Cost of products and services sold	28	—	—	(83,187,109)	(84,537,368)

Gross profit		—	—	6,110,866	6,160,615
Operating income (expenses)
Selling and marketing	28	—	—	(2,610,384)	(2,601,617)
Estimated losses on doubtful accounts		—	—	(30,003)	(69,250)
General and administrative	28	—	—	(1,726,253)	(1,625,839)
Loss on disposal of property, plant and equipment and intangibles	29	—	—	(30,019)	(22,088)
Impairment of assets	15.a; 29	—	—	(593,280)	—

Other operating income, net	30	312	(313)	179,625	57,533

Operating income before financial income (expenses) and share of profit (loss) of subsidiaries, joint ventures and associates		312	(313)	1,300,552	1,899,354

Share of profit (loss) of subsidiaries, joint ventures and associates	12	394,793	1,174,985	(12,145)	(14,779)

Operating income before financial income (expenses) and income and social contribution taxes		395,105	1,174,672	1,288,407	1,884,575
Financial income	31	73,201	146,137	457,289	681,235
Financial expenses	31	(122,359)	(119,900)	(964,143)	(794,771)

Financial result, net		(49,158)	26,237	(506,854)	(113,536)

Income before income and social contribution taxes		345,947	1,200,909	781,553	1,771,039

Income and social contribution taxes
Current	9.b; 9.c	—	(35,363)	(476,074)	(476,302)
Deferred	9.b	27,579	(15,125)	97,465	(162,417)

		27,579	(50,488)	(378,609)	(638,719)
Net income for the year		373,526	1,150,421	402,944	1,132,320

Net income for the year attributable to:
Shareholders of the Company		373,526	1,150,421	373,526	1,150,421
Non-controlling interests in subsidiaries		—	—	29,418	(18,101)
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	32	0.3438	1.0611	0.3438	1.0611
Diluted	32	0.3422	1.0541	0.3422	1.0541

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the years ended December 31, 2019 and 2018

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Net income for the year		373,526	1,150,421	402,944	1,132,320
Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, net	26.g.1	(51,340)	(213,916)	(51,319)	(213,937)
Fair value adjustments of financial instruments of joint ventures, net	26.g.1	(978)	(2,329)	(978)	(2,329)
Cumulative translation adjustments, net of hedge of net investments in foreign operations and income and social contribution taxes	26.g.2	36,570	12,796	36,570	12,796
Items that are not subsequently reclassified to profit or loss:
Actuarial gain (losses) of post-employment benefits of subsidiaries, net	26.g.1	(23,219)	(1,193)	(29,996)	(5,282)
Actuarial gain (losses) of post-employment benefits of joint-ventures, net	26.g.1	(6,791)	(1,375)	(6,791)	(1,375)

Total comprehensive income for the year		327,768	944,404	350,430	922,193

Total comprehensive income for the year attributable to shareholders of the Company		327,768	944,404	327,768	944,404
Total comprehensive income for the year attributable to non-controlling interest in subsidiaries		—	—	22,662	(22,211)

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

(In thousands of Brazilian Reais)

							Profit reserve						Shareholders’ equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2018		5,171,752	4,309	542,400	(485,383)	4,712	686,665	3,412,427	(63,989)	65,857	—	109,355	9,448,105	351,924	9,800,029
Net income for the year		—	—	—	—	—	—	—	—	—	373,526	—	373,526	29,418	402,944
Other comprehensive income:
Fair value adjustments of available for sale, net of income taxes	26.g.1	—	—	—	—	—	—	—	(52,318)	—	—	—	(52,318)	21	(52,297)
Actuarial gain of post-employment benefits, net of income taxes	26.g.1	—	—	—	—	—	—	—	(30,010)	—	—	—	(30,010)	(6,777)	(36,787)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	26.g.2	—	—	—	—	—	—	—	—	36,570	—	—	36,570	—	36,570

Total comprehensive income for the year		—	—	—	—	—	—	—	(82,328)	36,570	373,526	—	327,768	22,662	350,430
Shareholder transaction – gain in reimbursement of shares pref. B from Oxiteno Nordeste	3.b.2	—	—	—	—	—	—	—	—	—	1,489	—	1,489	(1,489)	—
Equity instrument granted	26.b	—	7,661	—	—	—	—	—	—	—	—	—	7,661	—	7,661
Realization of revaluation reserve of subsidiaries	26.e	—	—	—	—	(190)	—	—	—	—	190	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	26.e	—	—	—	—	—	—	—	—	—	(31)	—	(31)	—	(31)
Transfer to statutory reserve		—	—	—	—	—	—	1,648	—	—	(1,648)	—	—	—	—
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(993)	(993)
Redemption of non-controlling shares of Oxiteno Nordeste	3.b.2	—	—	—	—	—	—	—	—	—	—	—	—	(2,180)	(2,180)
Capital increase from Iconic non-controlling shareholders		—	—	—	—	—	—	—	—	—	—	—	—	6,996	6,996
Approval of additional dividends by the Shareholders’ Meeting	26.h	—	—	—	—	—	—	—	—	—	—	(109,355)	(109,355)	—	(109,355)
Allocation of net income:
Legal reserve	26.f; 26.h	—	—	—	—	—	18,676	—	—	—	(18,676)	—	—	—	—
Interim dividends (R$ 0.20 per share of the Company)	26.h	—	—	—	—	—	—	—	—	—	(217,382)	—	(217,382)	—	(217,382)
Proposed dividends (R$ 0.24 per share of the Company)	26.h	—	—	—	—	—	—	(124,002)	—	—	(137,468)	261,470	—	—	—

Balance as of December 31, 2019		5,171,752	11,970	542,400	(485,383)	4,522	705,341	3,290,073	(146,317)	102,427	—	261,470	9,458,255	376,920	9,835,176

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

(In thousands of Brazilian Reais)

							Profit reserve						Shareholders’ equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2017		5,171,752	536	549,778	(482,260)	4,930	629,144	3,000,707	154,824	53,061	—	163,742	9,246,214	377,824	9,624,038
Net income for the year		—	—	—	—	—	—	—	—	—	1,150,421	—	1,150,421	(18,101)	1,132,320
Other comprehensive income:
Fair value adjustments of financial assets, net of income taxes	26.g.1	—	—	—	—	—	—	—	(216,245)	—	—	—	(216,245)	(21)	(216,266)
Actuarial losses of post-employment benefits, net of income taxes	26.g.1	—	—	—	—	—	—	—	(2,568)	—	—	—	(2,568)	(4,089)	(6,657)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	26.g.2	—	—	—	—	—	—	—	—	12,796	—	—	12,796	—	12,796

Total comprehensive income for the year		—	—	—	—	—	—	—	(218,813)	12,796	1,150,421	—	944,404	(22,211)	922,193
Equity instrument granted	26.b	—	3,773	—	—	—	—	—	—	—	—	—	3,773	—	3,773
Stock plan	8.c; 26.c	—	—	(7,378)	(3,123)	—	—	—	—	—	—	—	(10,501)	—	(10,501)
Realization of revaluation reserve of subsidiaries	26.e	—	—	—	—	(218)	—	—	—	—	218	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	26.e	—	—	—	—	—	—	—	—	—	(3)	—	(3)	—	(3)
Expired dividends		—	—	—	—	—	—	—	—	—	3,170	—	3,170	—	3,170
Transfer to investments reserve		—	—	—	—	—	—	3,385	—	—	(3,385)	—	—	—	—
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(3,689)	(3,689)
Approval of additional dividends by the Shareholders’ Meeting	26.h	—	—	—	—	—	—	—	—	—	—	(163,742)	(163,742)	—	(163,742)
Allocation of net income:
Legal reserve	26.f; 26.h	—	—	—	—	—	57,521	—	—	—	(57,521)	—	—	—	—
Interim dividends (R$ 0.56 per share of the Company)	26.f; 26.h	—	—	—	—	—	—	—	—	—	(304,241)	—	(304,241)	—	(304,241)
Proposed dividends (R$ 0.70 per share of the Company)	26.h	—	—	—	—	—	—	—	—	—	(380,324)	109,355	(270,969)	—	(270,969)
Statutory reserve	26.h	—	—	—	—	—	—	408,335	—	—	(408,335)	—	—	—	—

Balance as of December 30, 2018		5,171,752	4,309	542,400	(485,383)	4,712	686,665	3,412,427	(63,989)	65,857	—	109,355	9,448,105	351,924	9,800,029

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the years ended December 31, 2019 and 2018

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Cash flows from operating activities
Net income for the year		373,526	1,150,421	402,944	1,132,320
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	12	(394,793)	(1,174,985)	12,145	14,779
Amortization of contractual assets with customers – exclusive rights	11	—	—	355,250	371,825
Amortization of right to use assets	13.a	—	—	300,058	—
Depreciation and amortization	14; 15	—	—	844,647	812,489
PIS and COFINS credits on depreciation	14; 15	—	—	14,918	15,721
Interest and foreign exchange rate variations		65,346	1,776	1,248,741	1,026,515
Deferred income and social contribution taxes	9.b	(27,579)	15,125	(97,465)	162,417
Loss on disposal of property, plant, and equipment and intangibles	29	—	—	30,019	22,088
Impairment of assets	15.a; 29	—	—	593,280	—
Estimated losses on doubtful accounts	5	—	—	30,003	69,250
Provision for losses in inventories	6	—	—	(816)	(1,498)
Provision for post-employment benefits	20.b	—	—	10,682	4,854
Equity instrument granted	8.c	—	—	7,661	3,773
Other provisions and adjustments		—	(6)	2,364	(3,908)

		16,500	(7,669)	3,754,431	3,630,625
(Increase) decrease in current assets
Trade receivables and reseller financing	5	—	—	361,563	(355,854)
Inventories	6	—	—	(357,553)	168,704
Recoverable taxes	7	(10,045)	(6,635)	(550,805)	(11,467)
Dividends received from subsidiaries and joint-ventures		1,521,209	528,778	4,108	42,436
Insurance and other receivables		(2,731)	877	21,737	(14,536)
Prepaid expenses	10	(173)	(365)	(15,507)	(37,525)
Increase (decrease) in current liabilities
Trade payables	17	1,901	(190)	(31,605)	576,164
Salaries and related charges	18	730	(16)	(22,556)	40,074
Taxes payable	19	(11,174)	11,220	1,917	46,476
Income and social contribution taxes		(9,238)	9,238	250,486	166,527
Post-employment benefits	20.b	—	—	(16,704)	15,596
Provision for tax, civil, and labor risks	22.a	—	—	(37,367)	13,272
Insurance and other payables		(3,970)	(3,466)	66,819	(59,237)
Deferred revenue	24	—	—	1,054	8,159
(Increase) decrease in non-current assets
Trade receivables and reseller financing	5	—	—	11,422	(99,622)
Recoverable taxes	7	9,238	—	(19,526)	(539,539)
Escrow deposits		(17)	148	(39,936)	(58,757)
Other receivables		—	—	(797)	6,350
Prepaid expenses	10	(225)	(30)	(4,379)	(58,735)
Increase (decrease) in non-current liabilities
Post-employment benefits	20.b	—	—	(15,415)	(8,457)
Provision for tax, civil, and labor risks	22.a; 22.c	(399)	(184)	18,891	11,811
Other payables		(939)	(2,818)	27,698	(4,397)
Deferred revenue	24	—	—	(11,850)	(1,046)
Payments of contractual assets with customers – exclusive rights	11	—	—	(330,068)	(390,177)
Income and social contribution taxes paid		—	—	(141,206)	(197,886)

Net cash provided by operating activities		1,510,667	528,888	2,924,852	2,888,959

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the years ended December 31, 2019 and 2018

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Cash flows from investing activities
Financial investments, net of redemptions	4b	470,101	(544,273)	(555,378)	(1,669,937)
Cash and cash equivalents of subsidiary acquired	3.c	—	—	—	3,662
Acquisition of property, plant, and equipment	14	(2,532)	—	(1,020,042)	(1,178,312)
Acquisition of intangible assets	15	—	—	(151,997)	(237,593)
Acquisition of companies	3.c	—	—	—	(103,373)
Capital increase in subsidiary	12.a	(1,453,964)	—	—	—
Capital increase in joint ventures	12.b	—	—	(79,124)	(31,908)
Capital reduction in associates	12.c	—	—	—	1,250
Initial direct costs of right to use assets	13.a	—	—	(68,007)	—
Proceeds from disposal of property, plant, and equipment and intangibles	29	—	—	39,287	38,578

Net cash used in investing activities		(986,395)	(544,273)	(1,835,261)	(3,177,633)

Cash flows from financing activities
Loans and debentures
Proceeds	16	—	1,721,596	2,105,737	4,461,112
Repayments	16	—	(800,336)	(2,644,704)	(3,710,718)
Interest paid	16	(112,675)	(86,806)	(1,469,780)	(737,564)
Payments of lease	13.b	—	—	(321,716)	(5,120)
Dividends paid	26.h	(594,381)	(789,378)	(596,436)	(808,603)
Redemption of non-controlling shares of Oxiteno Nordeste	3.b.2	—	—	(2,180)	—
Capital increase from Iconic non-controlling shareholders		—	—	6,996	—
Acquisition of treasury shares	24.c	—	(6,526)	—	—
Related parties	8.a	53,049	55,976	(146)	(114)

Net cash (used in) provided by financing activities		(654,007)	94,526	(2,922,229)	(801,007)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		—	—	9,066	26,628

Decrease (increase) in cash and cash equivalents		(129,735)	79,141	(1,823,572)	(1,063,053)

Cash and cash equivalents at the beginning of the year	4.a	172,315	93,174	3,938,951	5,002,004
Cash and cash equivalents at the end of the year	4.a	42,580	172,315	2,115,379	3,938,951
Transactions without cash effect:
Addition on right to use assets and leases payable	13.a	—	—	334,857	—

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the years ended December 31, 2019 and 2018

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	12/31/2019%		12/31/2018%		12/31/2019%		12/31/2018%
Revenue
Gross revenue from sales and services, except rents and royalties	27	—		—		95,034,980		95,297,114
Rebates, discounts, and returns	27	—		—		(1,494,814)		(1,342,799)
Estimated losses on doubtful accounts		—		—		(30,003)		(69,250)
Amortization of contractual assets with customers – exclusive rights	11	—		—		(355,250)		(371,825)
Gain (loss) on disposal of property, plant, and equipment and intangibles and other operating income, net	29; 30	—		—		149,606		35,445

		—		—		93,304,519		93,548,685
Materials purchased from third parties
Raw materials used		—		—		(5,621,164)		(6,173,615)
Cost of goods, products, and services sold		—		—		(77,651,614)		(78,330,739)
Third-party materials, energy, services, and others		12,255		7,306		(2,657,370)		(2,351,100)
Impairment of assets	15.a; 29	—		—		(593,280)		—
Provisions for losses of assets		—		—		29,876		(23,141)

		12,255		7,306		(86,553,304)		(86,878,595)
Gross value added		12,255		7,306		6,751,215		6,670,090

Deductions
Depreciation and amortization	14; 15	—		—		(1,144,705)		(812,489)
PIS and COFINS credits on depreciation	14; 15	—		—		(14,918)		(15,721)

		—		—		(1,159,623)		(828,210)
Net value added by the Company		12,255		7,306		5,591,592		5,841,880

Value added received in transfer
Share of profit (loss) of subsidiaries, joint-ventures, and associates	12	394,793		1,174,985		(12,145)		(14,779)
Rents and royalties	27	—		—		144,354		143,090
Financial income	31	73,201		146,137		457,289		681,235

		467,994		1,321,122		589,498		809,546
Total value added available for distribution		480,249		1,328,428		6,181,090		6,651,426

Distribution of value added
Labor and benefits		9,890	2	6,218	—	2,098,706	34	2,187,994	33
Taxes, fees, and contributions		(23,016)	(5)	66,114	5	2,798,355	45	2,312,328	35
Financial expenses and rents		119,849	25	105,675	8	881,085	14	1,018,784	15
Dividends distributed		354,850	74	684,565	52	355,843	6	688,254	10
Retained earnings		18,676	4	465,856	35	47,101	1	444,066	7

Value added distributed		480,249	100	1,328,428	100	6,181,090	100	6,651,426	100

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas — LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products (“Extrafarma”). The information about segments are disclosed in Note 33.

2.	Presentation of Financial Statements and Summary of Significant Accounting Policies

The Company’s Parent and consolidated financial statements (“financial statements”) were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and the accounting policies adopted in Brazil.

The accounting policies adopted in Brazil include those in the Brazilian corporate law and in the Pronouncements, Orientations and Interpretations issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

All relevant specific information of the financial statements, and only this information, were presented and correspond to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s financial statements is the Brazilian Real (“R$”), which is the Company’s functional currency.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all years presented in this financial statements except for the adoption of IFRS 16/CPC 06 (R2), as of January 1, 2019 as described in Note 2.h and y.

a.	Recognition of Revenue

Revenue of sales and services rendered is measured at the value of the consideration that the Company’s subsidiaries expect to be entitled to, net of sales returns, discounts, amortization of contractual assets with customers and other deductions, if applicable, being recognized as the entity fulfills its performance obligation. At Ipiranga, the revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. At Ultragaz, revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. At Extrafarma, the revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. At Oxiteno, the revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. At Ultracargo, the revenue provided from storage services is recognized as services are performed. The breakdowns of revenues from sales and services are shown in Notes 27 and 33.
Amortization of contractual assets with customers for the exclusive rights in Ipiranga’s reseller service stations and the bonuses paid in performance obligation sales are recognized in the income statement as a deduction of the revenue from sale according to the conditions established in the agreements which is reviewed as per the changes occurred in the agreements (see Notes 2.f and 11).

The am/pm franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss as the entity fulfills its performance obligation throughout the terms of the agreements with the franchisees. For more information, see Note 24.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Deferred revenue from loyalty program is recognized in the income statement when the points are redeemed, on which occasion the costs incurred are also recognized in profit or loss. Deferred revenue of unredeemed points is also recognized in profit or loss when points expire. For more information, see Note 24.b.

Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and filling costs.

Exchange variations and the results of derivative financial instruments are presented in the statement of profit and loss on financial expenses.

Research and development expenses are recognized in the statements of profit or loss in general and administrative expenses and amounted to R$ 61,589 in 2019 (R$ 63,085 in 2018).

b.	Cash and Cash Equivalents

Includes cash, banks deposits, and short-term, highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. For further information on cash and cash equivalents of the Company and its subsidiaries, see Note 4.a.

c.	Financial Assets

The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

•

Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method. Financial investments in guarantee of loans are classified as amortized cost.

•

Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned, and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned are recognized in equity in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement. Substantially the financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at fair value through other comprehensive income.

•

Measured at fair value through profit or loss: financial assets that were not classified as amortized cost or measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the income statement. Investment funds and derivatives are classified as measured at fair value through profit or loss.

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

•

Hedge accounting — fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s statements of profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in the statements of profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

•

Hedge accounting — cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statements of profit or loss. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in the statements of profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the hedging relationship is canceled; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to the statements of profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income shall be recognized immediately in profit or loss.

•

Hedge accounting — hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in the statements of profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in the statements of profit or loss when the disposal of the foreign subsidiary occurs.

For further information on financial instruments, see Note 34.

d.	Trade receivables and reseller financing

Trade receivables are recognized at the amount invoiced of the counterparty that the Company subsidiaries are entitled (see Notes 5 and 34.d.3). The estimated losses take into account, (i) at the initial recognition of the contract, the expected losses for the next 12 months or (ii) for the lifetime of the contract when the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the expected credit losses is deemed by management to be sufficient to cover any probable loss on realization of trade receivables.

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f.	Contractual assets with customers – exclusive rights

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (see Note 2.a and 11).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the financial statements of the parent company (see Notes 3.b and 12.a). A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the financial statements (see Note 12 items b and c). An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement, which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

h.	Right to Use Assets and Lease Payable

The Company and its subsidiaries recognized in the financial position, a right to use assets and the respective lease liabilities initially measured at the present value of future lease payments, considering the related contract costs (see Note 13). The amortization expenses of right to use assets is recognized in statement of profit or loss over the lease contract term. The liability is increased for interest and net of payments. The charges are recognized in the statement of profit or loss using the effective interest rate method. The remeasurement of assets and liabilities based on the contractual index is recognized in the financial position, not having an effect in the result. In case of cancellation of the contract, the assets and respective liabilities are written off to the result.

Right to use assets include amounts related to port concession grants (see Note 35.c).

The subsidiaries of the Company apply the exemptions for recognition of short-term leases of 12 months or less, and leases of low amount assets such. In these cases, the recognition of the lease expense in the statements of profit or loss is on a straight-line basis.

i.	Property, Plant, and Equipment

Property, plant, and equipment (“PP&E”) is recognized at acquisition or construction cost, including financial charges incurred on PP&E under construction, as well as qualifying maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.n and 21), less accumulated depreciation and, when applicable, less provision for losses (see Note 14).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 14, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

j.	Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below:

•

Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes (see Note 15.a).

•

Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 15, taking into account their useful lives, which are reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 15 items a and e).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

k.	Other Assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value.

l.	Financial Liabilities

The financial liabilities include trade payables and other payables, loans, debentures, leases payable and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants — indemnification, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in the statement of profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized in the statement of profit or loss taking into account its term, using the effective interest rate method (see Note 16.h).

m.	Income and Social Contribution Taxes on Income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates. For the calculation of current IRPJ, the value of tax incentives is also considered. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the financial statements. The current rates in Brazil are 25% for IRPJ and 9% for CSLL. For further information about recognition and realization of IRPJ and CSLL, see Note 9.

For purposes of disclosure, deferred tax assets were offset against the deferred tax liability, IRPJ and CSLL, in the same taxable entity and the same tax authority.

n.	Provision for Asset Retirement Obligation – Fuel Tanks

The subsidiary Ipiranga has the legal obligation to remove the underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in PP&E and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability accrue interest using the National Consumer Price Index (“IPCA”) until the tank is removed (see Note 21). The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in statements of profit or loss when they become known. An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results.

o.	Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 22).

p.	Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 20.b). The actuarial gains and losses are recognized in equity in cumulative other comprehensive income in the “Valuation adjustments”.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

q.	Other Liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

r.	Foreign Currency Transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the financial statements. The effect of the difference between those exchange rates is recognized in financial results until the conclusion of each transaction.

s.	Basis for Translation of Financial Statements of Foreign Subsidiaries

s.1.	Subsidiaries with administrative autonomy

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than Brazilian Real, which have administrative autonomy, are translated using the exchange rate at the date of the financial statements. Revenues and expenses are translated using the average exchange rate of each year and equity is translated at the historical exchange rate of each transaction affecting equity. Gains and losses resulting from changes in these foreign investments are directly recognized in equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income on December 31, 2019 was a gain of R$ 102,427 (gain of R$ 65,857 in 2018) — see Note 26.g.2.

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location
Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales S.A. de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Uruguay S.A. (i)	U.S. Dollar	Uruguay

(i)

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its inventory sales, purchases of raw material inputs, and financing activities are performed substantially in this currency.

s.2.	Subsidiaries without self-administrative autonomy

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized as financial result. The gain recognized in income in 2019 amounted to R$ 2,444 (gain of R$ 4,090 in 2018).

t.	Use of Estimates, Assumptions and Judgments

The preparation of the financial statements requires the use of estimates, assumptions, and judgments for the accounting and disclosure of certain assets, liabilities, and profit or loss. Therefore, the Company and subsidiaries’ management use the best information available at the date of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The estimates and assumptions are reviewed periodically.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

t.1	Judgments

Information on the judgments is included: in the determination of control in subsidiaries (Notes 2.g, 2.s.1, 3 and 12.a), the determination of joint control in joint venture (Notes 2.g, 12.a and 12.b) and the determination of significant influence in associates (Notes 2.g and 12.c).

t.2	Uncertainties related to the assumptions and estimates

The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments (Notes 2.c, 2.l, 4, 16 and 34), the determination of the estimated losses on doubtful accounts (Notes 2.d, 5 and 34.d.3), the determination of provisions for losses of inventories (Notes 2.e and 6), realization of deferred IRPJ and CSLL amounts (Notes 2.m and 9.a), the useful lives and discount rate of right to use assets (Notes 2.h and 13), the useful lives of PP&E (Notes 2.i and 14), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.j and 15.a), provisions for assets retirement obligations (Notes 2.n and 21), provisions for tax, civil, and labor risks (Notes 2.o and 22), estimates for the preparation of actuarial reports (Notes 2.p and 20.b) and the determination of fair value of subscription warrants – indemnification (Notes 25 and 34.j). The actual result of the transactions and information may differ from their estimates.

u.	Impairment of Assets

The Company and its subsidiaries review, in every report period, the existence of any indication that an asset may be impaired and annually test intangible assets with undefined useful life. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs to sell is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

On December 31, 2019, the Company recognized an impairment loss for the subsidiary Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) (see Note 15.a).

v.	Business Combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired, and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquire is measured based on its interest in identifiable net assets acquired. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of profit or loss. Costs related to the acquisition are recorded in the statement of profit or loss when incurred.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

w.	Statements of Value Added

The statements of value added (“DVA”) are presented as an integral part of the financial statements as applicable to publicly-traded companies, and as supplemental information for the IFRS, which does not require the presentation of DVA.

x.	Statements of Cash Flows Indirect Method

The Company and its subsidiaries present the interest paid on loans, debentures, and leases payable in financing activities. The Company and its subsidiaries present financial investments on a net basis of income and redemptions in the investing activities.

y.	Adoption of the Pronouncements Issued by CPC and IASB

The following standards, amendments, and interpretations to IFRS were issued by the IASB, which are effective as of January 1, 2019:

(i) IFRS 16/CPC 06 (R2) — Lease:

With the adoption of IFRS 16/CPC 06 (R2), the leases contracted by the Company’s subsidiaries, identified and effective at the date of transition and with maturities of more than 12 months, were accounted in the financial statements:

- recognition of right to use assets and lease liabilities in financial position, initially measured at the present value of future lease payments; and

- recognition of amortization expenses of right to use assets and interest expenses on the lease payable in the financial result in the statements of profits or loss.

The Company selected as transition method the modified retrospective approach, with the cumulative effect of initial application of this new pronouncement recorded as an adjustment to the opening balance of equity and without restatement of comparative periods.

In the analysis of the adoption, the Company’s management, with the assistance of specialized consulting, carried out the inventory of the contracts, evaluating whether or not each agreement contains a lease in accordance with IFRS 16/CPC 06 (R2). This analysis identified impacts mainly related to the lease of properties from third parties, port areas and lower amounts arising from other operations where the existence of leased assets individually or combined in service contracts was identified.

As allowed in the standard, short-term leases with a term of 12 months or less, variable amounts, indefinite term and leases of low amount assets such as computers and office furniture, are recognized as lease expenses on a straight-line basis in the statements of profit or loss.

In addition, the following practical expedients were used to transition to new lease accounting requirements:

•	application of the IFRS 16/CPC 06 (R2) to all contracts initiated before January 1, 2019 that were identified as leases in accordance with IAS 7/CPC 06 (R1) and IFRIC 4/ICPC 03;

•	use of discount rate according to the lease term and similar characteristics;

•	contracts with a term of 12 months from the date of the initial adoption of the standard or with indefinite term were not recorded;

•	exclusion of the initial direct costs of the measurement of the opening balance from right to use asset; and

•	options for extension of the term or termination were considered, when applicable.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the effects on the initial adoption of the IFRS 16/CPC 06 (R2):

01/01/2019
Current assets
Prepaid expenses	(39,066)
Non-current assets
Prepaid expenses	(288,630)
Right to use assets	1,731,427
Intangible assets	(39,928)

Total assets	1,363,803

Current liabilities
Leases payable	13,827
Non-current liabilities
Leases payable	1,349,976

Total liabilities	1,363,803

The analysis associated with the measurement and accounting of the lease agreements are completed.

To measurement, the Company used a nominal discount rate, and estimated the payment flows for the gross portion of taxes.

(ii) IFRIC 23/ICPC 22—Uncertainty over income tax treatments:

IFRS 23 (ICPC 22) clarifies how to apply the recognition and measurement when there is uncertainty over income tax treatments, that means, there are doubts about acceptance of the treatments adopted by the fiscal authority, applying the requirements in IAS 12 (CPC 32).

In the evaluation of management, no significant impacts were identified as a result of the adoption of IFRIC 23/ICPC 22, since all the procedures adopted for the determination and collection of income taxes are supported by the legislation and precedents from Administrative and Judicial Courts.

z.	Authorization for Issuance of the Financial Statements

This financial statements were authorized for issue by the Board of Directors on February 19, 2020.

3.	Principles of Consolidation and Investments in Subsidiaries

a.	Principles of Consolidation

In the preparation of the consolidated financial statements the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated statement of profit or loss and comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated statement of profit or loss and comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Investments in Subsidiaries

The consolidated financial statements includes the following direct and indirect subsidiaries:

			% interest in the share
			12/31/2019		12/31/2018
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	Ipiranga	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	—	100	—	100
Icorban – Correspondente Bancário Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	—	100	—	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	—	56	—	56
Integra Frotas Ltda.	Brazil	Ipiranga	—	100	—	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	—	99	—	99
Ultragaz Comercial Ltda.	Brazil	Ultragaz	—	100	—	100
Nova Paraná Distribuidora de Gás Ltda. (1)	Brazil	Ultragaz	—	100	—	100
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	—	100	—	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	—	57	—	57
LPG International Inc.	Cayman Islands	Ultragaz	—	100	—	100
Imaven Imóveis Ltda.	Brazil	Others	—	100	—	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	—	100	—	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio (2)	Brazil	Oxiteno	—	—	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	—	100	—	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno USA LLC	United States	Oxiteno	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Andina, C.A. (3)	Venezuela	Oxiteno	—	—	—	100
Oxiteno Europe SPRL	Belgium	Oxiteno	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	—	100	—	100
Oxiteno Shanghai LTD.	China	Oxiteno	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	—	100	—	100
Ultracargo – Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	—	100	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	—	99	—	99
TEAS – Terminal Exportador de Álcool de Santos Ltda.	Brazil	Ultracargo	—	100	—	100
Tequimar Vila do Conde Logística Portuária S.A. (4)	Brazil	Ultracargo	—	100	—	—
Ultrapar International S.A.	Luxembourg	Others	100	—	100	—
SERMA – Ass. dos usuários equip. proc. de dados	Brazil	Others	—	100	—	100

The percentages in the table above are rounded.

(1)	Non operating company in closing phase.
(2)

On April 30, 2019, the shareholders of Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) approved the rescue of all of its preferred shares class “B”, with consequent cancellation. On December 2, 2019, in order to simplify the corporate structure, the subsidiary Oxiteno Nordeste was incorporated by its parent Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”).

(3)	On October 15, 2019, the subsidiary Oxiteno S.A. approved the asset write-offs of Oxiteno Andina C.A. (“Oxiteno Andina”).
(4)	Company constituted on May 20, 2019 due the concession of the port of Vila do Conde (see Note 35.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	TEAS – Terminal Exportador de Álcool de Santos Ltda. Acquisition

The Company through its subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”) acquired 100% of the quotas of TEAS Terminal Exportador de Álcool de Santos Ltda. (“TEAS”). On March 29, 2018, the acquisition was concluded through the closing of the operation. For further details of TEAS business combination, see Note 3.d of financial statements as of and for the year ended December 31, 2018 filed on CVM on February 20, 2019.

4.	Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the Interbank Deposits (“DI”), in repurchase agreement, financial bills, and in short term investments funds, whose portfolio comprised of Brazilian Federal Government bonds and in certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 34.j, based on business model of financial assets of the Company and its subsidiaries.

Cash, cash equivalents and financial investments (consolidated) amounted to R$ 5,712,097 as of December 31, 2019 (R$ 6,994,406 as of December 31, 2018) are as follows:

a.	Cash and Cash Equivalents

Cash and cash equivalents of the Company and its subsidiaries are presented as follows:

	Parent		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Cash and bank deposits
In local currency	381	381	182,237	117,231
In foreign currency	—	—	102,755	88,251
Financial investments considered cash equivalents
In local currency
Fixed-income securities	42,199	171,934	1,780,939	3,722,308
In foreign currency
Fixed-income securities	—	—	49,448	11,161

Total cash and cash equivalents	42,580	172,315	2,115,379	3,938,951

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Financial Investments and Currency and Interest Rate Hedging Instruments

The financial investments, which are not classified as cash and cash equivalents, are presented as follows:

	Parent		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Financial investments
In local currency
Fixed-income securities and funds	95,829	565,930	2,610,686	2,537,315
In foreign currency
Fixed-income securities and funds	—	—	303,417	154,811
Currency and interest rate hedging instruments (a)	—	—	682,615	363,329

Total financial investments	95,829	565,930	3,596,718	3,055,455

Current	95,829	565,930	3,090,212	2,853,106
Non-current	—	—	506,506	202,349

(a)	Accumulated gains, net of income tax (see Note 34.j).

5.	Trade Receivables and Reseller Financing (Consolidated)

a.	Trade Receivables

The composition of trade receivables is as follows:

	12/31/2019	12/31/2018
Domestic customers	3,867,902	4,290,996
Foreign customers	226,484	244,960
(-) Estimated losses on doubtful accounts	(404,886)	(385,080)

	3,689,500	4,150,876

Current	3,635,834	4,069,307
Non-current	53,666	81,569

The breakdown of trade receivables, gross of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2019	4,094,386	3,199,315	159,350	27,320	12,245	61,489	634,667
12/31/2018	4,535,956	3,739,601	121,622	53,864	49,629	84,920	486,320

The breakdown of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2019	404,886	28,861	1,456	1,625	3,749	23,698	345,497
12/31/2018	385,080	39,226	4,094	3,754	5,533	46,783	285,690

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Movements in the allowance for estimated losses on doubtful accounts are as follows:

Balance as of December 31, 2017	347,801
Additions	287,566
Write-offs	(250,287)

Balance as of December 31, 2018	385,080
Additions	189,192
Write-offs	(169,386)

Balance as of December 31, 2019	404,886

For further information about the allowance for estimated losses on doubtful accounts, see Note 34.d.3.

b.	Reseller financing

The composition of reseller financing is as follows:

	12/31/2019	12/31/2018
Reseller financing – Ipiranga	956,942	855,229
(-) Estimated losses on doubtful accounts	(156,006)	(139,699)

	800,936	715,530

Current	436,188	367,262
Non-current	364,748	348,268

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market. The terms of reseller financing range substantially from 12 months to 60 months, with an average term of 40 months. The minimum and maximum interest rates are 0% per month and 1% per month, respectively.

The breakdown of reseller financing, gross of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2019	956,942	644,488	26,262	10,481	12,616	30,144	232,951
12/31/2018	855,229	633,183	11,262	14,869	9,377	20,783	165,755

The breakdown of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2019	156,006	21,337	2,519	1,063	1,313	14,639	115,135
12/31/2018	139,699	26,982	1,250	1,642	1,131	12,176	96,518

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Movements in the allowance for estimated losses on doubtful accounts are as follows:

Balance as of December 31, 2017	104,977
Additions	34,722
Balance as of December 31, 2018	139,699
Additions	30,601
Write-offs	(14,294)

Balance as of December 31, 2019	156,006

For further information about the allowance for estimated losses on doubtful accounts, see Note 34.d.3.

6.    Inventories (Consolidated)

The composition of inventories is as follows:

	12/31/2019			12/31/2018
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Fuels, lubricants and greases	1,843,257	(2,073)	1,841,184	1,367,015	(1,804)	1,365,211
Finished goods	541,689	(22,048)	519,641	581,504	(20,923)	560,581
Work in process	1,971	—	1,971	1,412	—	1,412
Raw materials	365,960	(2,552)	363,408	383,161	(1,894)	381,267
Liquefied petroleum gas (LPG)	101,715	(5,761)	95,954	109,362	(5,761)	103,601
Consumable materials and other items for resale	140,058	(2,587)	137,471	150,188	(3,770)	146,418
Pharmaceutical, hygiene, and beauty products	549,191	(2,877)	546,314	583,060	(5,364)	577,696
Purchase for future delivery (1)	183,170	(2,719)	180,451	193,928	(2,964)	190,964
Properties for resale	29,273	(107)	29,166	27,489	(107)	27,382

	3,756,284	(40,724)	3,715,560	3,397,119	(42,587)	3,354,532

(1)	Refers substantially to ethanol, biodiesel and advance of fuels.

Movements in the provision for losses are as follows:

Balance as of December 31, 2017	37,099
Additions to net realizable value adjustment	600
Additions of obsolescence and other losses	3,903
Oxiteno Andina (i)	985

Balance as of December 31, 2018	42,587
Reversals to net realizable value adjustment	(5,174)
Additions of obsolescence and other losses	4,296
Oxiteno Andina (ii)	(985)

Balance as of December 31, 2019	40,724

(i)	Refers to the impairment for subsidiary Oxiteno Andina (see Note 2.s.1.ii of financial statements as of and for the year ended December 31, 2018 filed on CVM on February 20, 2019).
(ii)	Refers to the asset write-offs of Oxiteno Andina (see Note nº 3.b.3).

The breakdown of provisions for losses related to inventories is shown in the table below:

	12/31/2019	12/31/2018
Net realizable value adjustment	15,243	21,402
Obsolescence and other losses	25,481	21,185

Total	40,724	42,587

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

7.	Taxes to Recover

a.	Recoverable Taxes (Consolidated)

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	12/31/2019	12/31/2018
ICMS (a.1)	914,066	710,669
Provision for ICMS losses (a.1)	(41,396)	(99,187)
PIS and COFINS (a.2)	930,570	720,731
Value-Added Tax (IVA) of foreign subsidiaries	29,707	31,678
Others	56,748	22,988

Total	1,889,695	1,386,879

Current	1,122,335	639,699
Non-current	767,360	747,180

a.1	The recoverable ICMS is substantially related to the following subsidiaries and operations:

(i)	The subsidiary Oxiteno Nordeste predominantly carries out export operations, interstate outflow or deferred ICMS of products purchased within the State of Bahia;

(ii)

The subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) has credits arising from interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)), and credits arising from the difference between transactions of inflows and outflows of products subject to ICMS taxation (mainly ethanol);

(iii)

The subsidiary Extrafarma has credits of ICMS and ICMS-ST (tax substitution) advances on the inflow and outflow of operations carried out by its distribution centers, mostly in the North and Northeast.

Management estimates the realization of these credits within up to 10 years.

The provision for ICMS losses relates to tax credits of the subsidiaries whose amounts are not included within the term determined by its policy.

a.2

Refers, mainly, to the PIS and COFINS credits recorded under Laws 10,637/2002 and 10,833/2003, whose consumption will occur through the offset of debts administered by the Brazilian Federal Revenue Service (“RFB”) in an estimated term of 2 years by management. The subsidiaries Extrafarma, Tequimar and Oxiteno S.A. have credits resulting from a definitive favorable decision on the exclusion of ICMS from the calculation basis of PIS and COFINS. For these cases, management estimates the realization of these credits within up to 5 years (see Note 20.d.1).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Recoverable Income Tax and Social Contribution Taxes

Represented by recoverable IRPJ and CSLL.

	Parent		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
IRPJ and CSLL	89,197	88,390	430,290	362,784

Total	89,197	88,390	430,290	362,784

Current	49,750	39,705	325,343	257,182
Non-current	39,447	48,685	104,947	105,602

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries arising from the tax advances of previous years, with management estimating the realization of these credits within up to 5 years.

8.    Related Parties

The balances and transactions between the Company and its related parties are disclosed below:

a.    Related Parties

a.1 Parent

	Assets	Liabilities
	Debentures (1)	Account payable	Financial income (1)
Ipiranga Produtos de Petróleo S.A.	759,123	—	50,884
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	4,220	—

Total as of December 31, 2019	759,123	4,220	50,884

	Assets	Liabilities		Financial income (1)
	Debentures (1)	Other payables (2)	Account payable
Ipiranga Produtos de Petróleo S.A.	761,288	—	—	54,702
Companhia Ultragaz S.A.	—	3,975	—	—
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	—	5,158	—

Total as of December 31, 2018	761,288	3,975	5,158	54,702

(1)

In March 2016, the subsidiary IPP made its second private offering in one single series of 75 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais) each, nonconvertible into shares and unsecured. The Company subscribed the total debentures with maturity on March 31, 2021 and semiannual interest linked to DI.

(2)	Refers to the Deferred Stock Plan (see Note 8.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a.2	Consolidated

Balances and transactions between the Company and its subsidiaries and between subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A.	—	2,875
Others	490	1,050

Total as of December 31, 2019	490	3,925

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A.	—	2,925
Others	490	1,146

Total as of December 31, 2018	490	4,071

Loans agreements have indeterminate terms and do not contain interest clauses. These are carried out due temporary excess or necessity cash of the Company, its subsidiaries, and its associates.

	Commercial transactions
	Receivables (1)	Payables (1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	—	1,545	1	18,565	—
Refinaria de Petróleo Riograndense S.A.	—	264,602	—	1,019,108	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	739	113	7,385	121	—
LA’7 Participações e Empreend. Imob. Ltda. (a)	—	124	—	—	1,477
Chevron Latin America Marketing LLC	—	—	—	—	—

Total as of December 31, 2019	739	266,384	7,386	1,037,794	1,477

	Commercial transactions
	Receivables (1)	Payables (1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	—	567	6	9,032	—
Refinaria de Petróleo Riograndense S.A.	—	24,630	—	1,008,860	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	1,042	136	3,844	186	—
LA’7 Participações e Empreend. Imob. Ltda. (a)	—	117	—	—	1,469

Total as of December 31, 2018	1,042	25,450	3,850	1,018,078	1,469

(1)	Included in “domestic trade receivables”, “domestic trade payables” and “domestic trade payables — agreement”, respectively.

(a)

Refers to rental contracts of 15 drugstores owned by LA’7 as of December 31, 2019 (15 drugstores as of December 31, 2018), a company of the former shareholders of Extrafarma that are current shareholders of Ultrapar.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to services provided. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no an estimated loss or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 16.i.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about the Deferred Stock Plan are contained in Note 8.c and about post-employment benefits in Note 20.b.

The expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	12/31/2019	12/31/2018
Short-term compensation	41,659	36,504
Stock compensation	9,881	1,407
Post-employment benefits	2,640	2,278
Termination benefit	—	905

Total	54,180	41,094

c.	Deferred Stock Plan (Consolidated)

Since 2003, Ultrapar has adopted a stock plan in which the executive has the usufruct of shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors does not have a stock plan. The fair value of the awards were determined on the grant date based on the market value of the shares on the B3, the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 13, 2017	200,000	2022 to 2024	34.00	9,378	(4,513)	4,865
March 4, 2016	380,000	2021 to 2023	32.72	17,147	(11,164)	5,983
December 10, 2014	533,324	2019 to 2021	25.32	27,939	(23,967)	3,972
March 5, 2014	111,200	2020 to 2021	26.08	5,999	(5,610)	389
November 7, 2012	—	2019	21.45	16,139	(16,139)	—

	1,224,524			76,602	(61,393)	15,209

In 2019, the amortization in the amount of R$ 10,321 (R$ 3,922 in 2018) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance on December 31, 2017	2,366,796
Cancellation of granted shares due to termination of executive employment	(433,332)
Shares vested and transferred	(233,336)

Balance on December 31, 2018	1,700,128
Shares vested and transferred	(475,604)

Balance on December 31, 2019	1,224,524

The information above were adjusted retrospectively as disclosure in Note 26.a.

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) of approved a new incentive plan based on shares (”Plan”), which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, in periods of three to six years, to directors or employees of the Company or its subsidiaries.

As a result of the Plan, common shares representing at most 1% of the Company’s share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 11,128,102 common shares.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the restricted and performance stock programs:

Program	Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
Restricted	October 1, 2017	240,000	2023	38.19	12,642	(4,741)	7,901
Restricted and performance	November 8, 2017	75,876	2020 to 2022	38.19	5,014	(2,850)	2,164
Restricted and performance	April 4, 2018	184,076	2021 to 2023	34.35	12,066	(5,539)	6,527
Restricted	September 19, 2018	160,000	2024	19.58	4,321	(900)	3,421
Restricted	September 24, 2018	80,000	2024	18.40	2,030	(423)	1,607
Restricted and performance	April 3, 2019	558,708	2022 to 2024	23.25	24,096	(4,729)	19,367
Restricted	September 2, 2019	440,000	2025	16.42	10,074	(560)	9,514

		1,738,660			70,243	(19,742)	50,501

In 2019, a general and administrative expense in the amount of R$ 12,893 was recognized in relation to the Plan (R$ 6,001 in 2018).

Balance on December 31, 2017	332,540
Shares granted on April 9, 2018	207,184
Shares granted on September 19, 2018	160,000
Shares granted on September 24, 2018	80,000
Cancellation of granted shares due to termination of executive employment	(39,772)

Balance on December 31, 2018	739,952
Shares granted on April, 3, 2019	567,876
Shares granted on September 2, 2019	440,000
Cancellation of granted shares due to termination of executive employment	(9,168)

Balance on December 31, 2019	1,738,660

The information above were adjusted retrospectively as disclosure in Note 26.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

9.     Income and Social Contribution Taxes

a.     Deferred Income (IRPJ) and Social Contribution Taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of PP&E, among others. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Assets — Deferred income and social contribution taxes on:
Provision for impairment of assets	—	—	72,377	116,191
Provisions for tax, civil, and labor risks	—	—	150,085	154,516
Provision for post-employment benefits	—	—	92,199	85,575
Provision for differences between cash and accrual basis	—	—	224,065	147,376
Goodwill	—	—	8,161	12,258
Business combination – fiscal basis vs. accounting basis of goodwill	—	—	75,745	75,838
Provision for asset retirement obligation	—	—	14,762	15,801
Provision for suppliers	439	—	35,214	38,339
Provision for profit sharing and bonus	—	—	44, 818	49,621
Leases payable	—	—	19,003	—
Change in fair value of subscription warrants	—	—	16,338	13,700
Other provisions	16,542	14,034	45,316	42,694
Tax losses and negative basis for social contribution carryforwards (d)	24,632	—	278,140	208,036

Total	41,613	14,034	1,076,223	959,945

Offset the liabilities balance	—	—	(422,529)	(445,758)

Net balance of deferred taxes assets	41,613	14,034	653,694	514,187

Liabilities — Deferred income and social contribution taxes on:
Revaluation of PP&E	—	—	1,866	1,981
Lease payable	—	—	2,356	2,858
Provision for differences between cash and accrual basis	—	—	257,718	138,332
Provision for goodwill	—	—	39,186	187,845
Business combination – fair value of assets	—	—	114,125	117,352
Other provisions	—	—	14,809	6,687

Total	—	—	430,060	455,055

Offset the assets balance	—	—	(422,529)	(445,758)

Net balance of deferred taxes liabilities	—	—	7,531	9,297

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Initial balance	14,034	29,159	504,890	530,419
Deferred IRPJ and CSLL recognized in income of the year	27,579	(15,125)	97,465	(162.417)
Deferred IRPJ and CSLL recognized in other comprehensive income	—	—	40,497	133,124
Deferred IRPJ and CSLL recognized in business combination (i)	—	—	—	1,054
Others	—	—	3,311	2,710

Final balance	41,613	14,034	646,163	504,890

(i)	For further details of TEAS business combination, see Note 3.d of financial statements filed on CVM on February 20, 2019.

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated
Up to 1 Year	13,209	178,127
From 1 to 2 Years	4,211	54,814
From 2 to 3 Years	4,265	141,105
From 3 to 5 Years	8,652	136,029
From 5 to 7 Years	6,354	353,806
From 7 to 10 Years	4,922	212,342

Total of deferred tax assets relating to IRPJ and CSLL	41,613	1,076,223

In order to evaluate the realization of deferred tax assets, the taxable income projections from business plans of each segment of the Company, approved by Company’s Board of Directors, which indicates trends and perspectives, demand effects, competition and other economic factors that represent the management’s best estimate about the economic conditions existing during the period of realization of the deferred tax asset were taken into account.

The main key assumptions used to calculate the realization of deferred tax assets are: growth in Gross Domestic Product (“GDP”), exchange rate, basic interest rate (SELIC) and DI, inflation rate, commodity price index , among others. The balance of R$ 1,076,223 was supported by the technical study on taxable income projections for the realization of deferred tax assets, reviewed by the Fiscal Council and by the Audit and Risks Committee and approved by Company’s Board of Directors.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.     Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Income before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	(48,846)	25,924	793,698	1,785,818
Statutory tax rates – %	34	34	34	34

Income and social contribution taxes at the statutory tax rates	16,608	(8,814)	(269,857)	(607,178)

Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	11,023	(372)	(68,795)	(82,784)
Nontaxable revenues (ii)	11	13	28,235	32,523
Adjustment to estimated income (iii)	—	—	10,511	9,706
Interest on equity (iv)	—	(41,338)	—	(538)
Unrecorded deferred Income and Social Contribution Taxes Carryforwards deferred (v)	—	—	(146,820)	(95,480)
Other adjustments	(63)	23	24,873	(2,634)

Income and social contribution taxes before tax incentives	27,579	(50,488)	(421,853)	(746,385)

Tax incentives – SUDENE	—	—	43,244	107,666

Income and social contribution taxes in the income statement	27,579	(50,488)	(378,609)	(638,719)

Current	—	(35,363)	(476,074)	(476,302)
Deferred	27,579	(15,125)	97,465	(162,417)
Effective IRPJ and CSLL rates – %	56.5	194.8	47.7	35.8

(i)

Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions;

(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;

(iii)

Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries;

(iv)

Interest on equity is an option foreseen in Brazilian corporate law to distribute profits to shareholders, calculated based on the long-term interest rate (“TJLP”), which does not affect the income statement, but is deductible for purposes of IRPJ and CSLL, being taxable to the beneficiary and deductible to the entity that pays;

(v)	See Note 9.d.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.    Tax Incentives — SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendence for the Development of the Northeast (“SUDENE”), as shown below:

Subsidiary	Units	Incentive — %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base (1)	75	2027
	Suape base (2)	75	2027
Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
	Itaqui terminal	75	2025
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021
Oxiteno S.A. Indústria e Comércio (3)	Camaçari plant	75	2026
Empresa Carioca de Produtos Químicos S.A.	Camaçari plant	75	2026

(1)

The subsidiary Bahiana Distribuidora de Gás Ltda. (“Bahiana”), obtained 75% income tax reduction incentive recognized by SUDENE, through an appraisal report on October 22, 2018, until 2027, due to the modernization for its Aracaju plant – Sergipe. Due to the tacit approval by the RFB the constitutive benefit appraisal report the subsidiary recognized income tax reduction retroactive effect in January 2018 in the amount of R$ 1,067.

(2)

The subsidiary Bahiana had the 75% income tax reduction incentive recognized by SUDENE, through an appraisal report on January 14, 2019, until 2027, due to the modernization for its Suape plant – Pernambuco. The constitutive benefit appraisal report was approved in May 2019 by the RFB.

(3)	The request to transfer the right to reduce the IRPJ to Oxiteno S.A. will be submitted to SUDENE due to the incorporation of the subsidiary Oxiteno Nordeste.

d.    Income and Social Contribution Taxes Carryforwards

In December 31, 2019, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) of R$ 1,268,964 (R$ 873,718 as of December 31, 2018) and negative basis of CSLL of R$ 1,270,714 (R$ 876,315 as of December 31, 2018), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire.

In addition, certain offshore subsidiaries had tax loss carryforwards of R$ 878,470 (R$ 620,906 as of December 31, 2018).

The amount of deferred income and social contribution tax assets are as follows:

	12/31/2019	12/31/2018
Cia. Ultragaz	12,808	37,332
Oxiteno S.A.	148,306	43,645
Iconic	17,657	28,256
Extrafarma	72,318	98,803
Ultrapar	24,632	—
Ultrapar International	2,419	—

	278,140	208,036

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The amount of deferred income and social contribution and social contribution tax assets are as follows:

	12/31/2019	12/31/2018
Extrafarma	237,664	94,115
Integra Frotas	4,636	1,365
Oxiteno Argentina	—	22
Oxiteno USA	127,992	124,864
Oxiteno Andina	—	466

	370,292	220,832

The technical study of the realization of deferred tax assets was approved by the Company’s CA, according Note 9.a.

10.     Prepaid Expenses (Consolidated)

	12/31/2019	12/31/2018
Rents(1)	37,106	413,799
Advertising and publicity	24,857	54,011
Deferred Stock Plan, net (see Note 8.c)	15,965	22,737
Insurance premiums	61,884	52,607
Software maintenance	21,759	21,667
Other prepaid expenses	19,000	21,844

	180,571	586,665

Current	111,355	187,570
Non-current	69,216	399,095

(1)	After the adoption of IFRS16/CPC 06 (R2), some agreements were transferred to right to use assets (see Note 2.y).

11.    Contractual Assets with Customers – Exclusive Rights (Consolidated)

Refers to exclusive rights disbursements of Ipiranga’s agreements with reseller service stations and major consumers that are recognized at the time of their occurrence and recognized as a reduction of the revenue from sales and services in the statement of profit or loss according to the conditions established in the agreement (amortization in weighted average term of five years), being reviewed as changes occur under the terms of the agreements.

Balance and changes are shown below:

Balance as of December 31, 2017	1,502,360
Additions	390,177
Amortization	(371,825)
Transfer	(2,235)

Balance as of December 31, 2018	1,518,477
Additions	330,068
Amortization	(355,250)
Transfer	(27,306)

Balance as of December 31, 2019	1,465,989
Current	465,454
Non-current	1,000,535

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

12.     Investments

a.     Subsidiaries and Joint Venture (Parent Company)

The table below presents the full amounts of statements of financial position and statements of profit or loss of subsidiaries and joint venture:

	12/31/2019
	Subsidiaries				Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Assets	1,264,707	6,475,473	18,052,890	4,192,235	562,445
Liabilities	2,710	4,672,264	11,032,143	4,219,735	505,851
Equity	1,261,997	1,803,209 (*)	7,020,747 (*)	(27,500)	56,594
Net revenue from sales and services	—	1,514,022	73,679,913	—	2,156,432
Net income (loss)	35,529	23,895 (*)	365,680 (*)	(41,055)	32,346
% of capital held	100	100	100	100	33

	12/31/2018
	Subsidiaries				Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Assets	1,279,932	6,222,795	17,850,422	2,904,188	517,304
Liabilities	2,509	3,416,140	12,434,610	2,894,598	456,714
Equity	1,277,423	2,806,655 (*)	5,415,812 (*)	9,590	60,590
Net revenue from sales and services	—	1,380,519	74,312,071	—	2,092,548
Net income (loss)	111,145	553,236 (*)	512,987(*)	(3,531)	8,695
% of capital held	100	100	100	100	33

(*)	adjusted for intercompany unrealized profits.

The percentages in the table above are rounded.

The financial information from our business segments is detailed in Note 33.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Investments in subsidiaries					Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2017	1,165,426	2,682,015	5,402,880	13,121	9,263,442	54,739	9,318,181
Share of profit (loss) of subsidiaries and joint venture	111,145	553,236	512,987	(3,531)	1,173,837	1,148	1,174,985
Dividends and interest on equity (gross)	—	(229,243)	(500,023)	—	(729,266)	(32,065)	(761,331)
Tax liabilities on equity — method revaluation reserve	—	—	(7)	—	(7)	—	(7)
Equity instrument granted	65	269	3,439	—	3,773	—	3,773
Valuation adjustment of subsidiaries	787	(212,698)	(3,184)	—	(215,095)	(3,704)	(218,799)
Translation adjustments of foreign-based subsidiaries	—	13,076	(280)	—	12,796	—	12,796

Balance as of December 31, 2018	1,277,423	2,806,655	5,415,812	9,590	9,509,480	20,118	9,529,598
Share of profit (loss) of subsidiaries and joint venture	35,529	23,895	365,680	(41,051)	384,053	10,740	312
Dividends and interest on equity (gross)	(50,015)	(1,011,490)	(198,000)	—	(1,259,505)	(4,295)	(1,263,800)
Tax liabilities on equity — method revaluation reserve	—	—	(31)	—	(31)	—	(31)
Equity instrument granted	303	687	6,671	—	7,661	—	7,661
Valuation adjustment of subsidiaries	(1,605)	(52,854)	(19,385)	—	(73,844)	(7,771)	(81,615)
Translation adjustments of foreign-based subsidiaries	—	36,570	—	—	36,570	—	36,570
Capital increase in cash	—	—	1,450,000	3,964	1,453,964	—	1,453,964
Redemption of subsidiary shares of Oxiteno Nordeste	362	(254)	—	—	108	—	108

Balance as of December 31, 2019	1,261,997	1,803,209	7,020,747	(27,497)	10,058,456	18,792	10,077,248

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.     Joint Ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, which is primarily engaged in automatic payment of tolls and parking in the States of Bahia, Ceará, Espírito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal.

On September 23, 2019, for the port concession BEL02A at the port of Miramar, Latitude Logística Portuária S.A. (“Latitude”) was constituted. On August 5, 2019, Navegantes Logística Portuária S.A. (“Navegantes”) was constituted for the port of Vitória. On August 19, 2019, in the city of Cabedelo, Nordeste Logística I S.A. (“Nordeste Logística I”), Nordeste Logística II S.A. (“Nordeste Logística II”) and Nordeste Logística III S.A. (“Nordeste Logística III”) (see Note 35.c) were constituted.

These investments are accounted for under the equity method of accounting based on their financial statements as of December 31, 2019.

Balances and changes in joint ventures are as follows:

	União Vopak	RPR	ConectCar	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III	Total

Balance as of December 31, 2017	6,096	54,739	61,226	—	—	—	—	—	122,061
Capital increase	—	—	31,908	—	—	—	—	—	31,908
Valuation adjustments	—	(3,704)	—	—	—	—	—	—	(3,704)
Dividends and interest on equity (gross)	—	(32,065)	—	—	—	—	—	—	(32,065)
Share of profit (loss) of joint ventures	1,350	1,148	(18,744)	—	—	—	—	—	(16,246)

Balance as of December 31, 2018	7,446	20,118	74,390	—	—	—	—	—	101,954
Capital increase	—	—	35,000	10,351	23,581	1,930	4,183	4,079	79,124
Valuation adjustments	—	(7,771)	—	—	—	—	—	—	(7,771)
Dividends and interest on equity (gross)	(1,474)	(4,295)	—	—	—	—	—	—	(5,769)
Share of profit (loss) of joint ventures	1,370	10,740	(26,572)	—	—	—	—	—	(14,462)

Balance as of December 31, 2019	7,342	18,792	82,818	10,351	23,581	1,930	4,183	4,079	153,076

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of joint ventures:

	12/31/2019
	União Vopak	RPR	ConectCar
Current assets	6,818	428,880	159,972
Non-current assets	9,182	133,565	161,817
Current liabilities	1,116	418,289	155,542
Non-current liabilities	200	87,562	612
Equity	14,684	56,594	165,635
Net revenue from sales and services	15,400	2,156,432	80,387
Costs, operating expenses and income	(12,083)	(2,130,323)	(136,764)
Net financial income and income and social contribution taxes	(577)	6,237	3,234
Net income (loss)	2,740	32,346	(53,143)
Number of shares or units held	29,995	5,078,888	228,768,000
% of capital held	50	33	50

	12/31/2018
	União Vopak	RPR	ConectCar
Current assets	8,432	370,250	129,152
Non-current assets	8,552	147,054	150,054
Current liabilities	1,814	385,079	130,414
Non-current liabilities	280	71,635	14
Equity	14,890	60,590	148,778
Net revenue from sales and services	16,938	2,092,548	57,506
Costs, operating expenses and income	(13,154)	(2,083,592)	(114,336)
Net financial income and income and social contribution taxes	(1,084)	(261)	19,343
Net income (loss)	2,700	8,695	(37,487)
Number of shares or units held	29,995	5,078,888	193,768,000
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.     Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Due to incorporation of the subsidiary Oxiteno Nordeste, the subsidiary Oxiteno S.A. holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Companhia Ultragaz S.A. (“Cia Ultragaz”) holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its financial information as of November 30, 2019, while the other associates are valued based on the financial statements as of December 31, 2019.

Balances and changes in associates are as follows:

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2017	6,348	14,458	3,618	340	577	25,341
Capital reduction	(1,250)	—	—	—	—	(1,250)
Dividends	(984)	—	—	—	(236)	(1,220)
Share of profit (loss) of associates	575	908	(28)	(112)	124	1,467

Balance as of December 31, 2018	4,689	15,366	3,590	228	465	24,338
Dividends	(818)	—	—	—	(87)	(905)
Share of profit (loss) of associates	1,790	568	(36)	(90)	85	2,317

Balance as of December 31, 2019	5,661	15,934	3,554	138	463	25,750

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of associates:

	12/31/2019
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	12,172	45,178	71	40	151
Non-current assets	14,041	84,705	10,147	703	2,440
Current liabilities	2,944	11,041	—	25	34
Non-current liabilities	626	9,634	3,110	302	1,167
Equity	22,643	109,208	7,108	416	1,390
Net revenue from sales and services	12,348	43,463	—	—	—
Costs, operating expenses and income	(4,815)	(36,791)	(84)	(213)	285
Net financial income and income and social contribution taxes	(157)	(2,483)	12	(57)	(29)
Net income (loss)	7,376	4,189	(72)	(270)	256
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2018
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	7,803	38,714	51	19	64
Non-current assets	15,254	85,395	10,238	990	2,791
Current liabilities	3,963	9,777	—	21	123
Non-current liabilities	332	8,888	3,109	302	1,334
Equity	18,762	105,444	7,180	686	1,398
Net revenue from sales and services	10,595	53,288	—	—	—
Costs, operating expenses and income	(7,957)	(43,814)	(78)	(266)	399
Net financial income and income and social contribution taxes	(211)	(3,453)	22	(69)	(27)
Net income (loss)	2,427	6,021	(56)	(335)	372
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Right to Use Assets and Leases payable (Consolidated)

Some of the subsidiaries of the Company have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution center; (ii) Extrafarma: pharmacies and distribution center; (iii) Ultragaz: points of sale and bottling base; (iv) Ultracargo: port areas; and (v) Oxiteno: industrial plant. Some subsidiaries also have lease agreements relating to vehicles.

a.	Right to Use Assets

	Weighted average useful life (years)	Adoption IFRS 16 / CPC 06 (R2)	Additions and remeasurement	Write-offs	Transfer	Effect of foreign currency exchange rate variation	Amortization	Balance on 12/31/2019
Cost:
Real estate	7	1,636,330	308,622	(55,605)	98,043	80,930	—	2,068,320
Port area (*)	—	—	68,007	—	—	—	—	68,007
Other	4	95,097	26,235	(1,981)	27,847	4,272	—	151,470

		1,731,427	402,864	(57,586)	125,890	85,202	—	2,287,797

Accumulated amortization:
Real estate		—	—	6,682	—	36	(262,750)	(256,032)
Port area		—	—	—	—	—	—	—
Other		—	—	442	(14,068)	81	(37,308)	(50,853)

		—	—	7,124	(14,068)	117	(300,058)	(306,885)

Net amount		1,731,427	402,864	(50,462)	111,822	85,319	(300,058)	1,980,912

(*)	Refers to the port concession grants, of which R$ 68,007 was paid by subsidiaries of the Company until the 4th quarter of 2019 (see Note 35.c).

The amortization expenses were recognized in the financial statements as shown below:

12/31/2019
Inventories and cost of products and services sold	48,134
Selling and marketing	244,974
General and administrative	6,950

300,058

b.	Leases Payable

The changes in leases payable are shown below:

Balance as of December 31, 2018	46,066
Adoption IFRS 16/CPC 06 (R2)	1,363,803
Interest accrued	128,996
Payments	(321,716)
Additions and remeasurement	334,857
Write-offs	(52,129)
Effect of foreign currency exchange rate variation	88,796

Balance as of December 31, 2019	1,588,673

Current	206,396
Non-current	1,382,277

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The future disbursements (installments) assumed under leases contracts are presented below:

12/31/2019
Up to 1 year	309,977
From 1 to 2 years	508,976
From 2 to 3 years	395,743
From 3 to 4 years	316,682
From 4 to 5 years	192,017
More than 5 years	320,357

Total	2,043,752

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

c.	Lease Contracts of Low Amount Assets

Subsidiaries Cia. Ultragaz, Bahiana, Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms from 36 to 48 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
12/31/2019	3,474	6,028	—	9,502

The expense recognized in 2019 was R$ 11,400 (R$ 11.386 in 2018).

d.	Inflation effect

The effects of inflation are as follows:

Net right to use assets	Parent	Consolidated
Nominal base	5,799	1,980,912
Inflated base	7,012	2,220,614

	20.9%	14.8%

Lease liability	Parent	Consolidated
Nominal base	5,999	1,588,673
Inflated base	7,012	1,828,870

	16.9%	18.6%

Financial expenses	Parent	Consolidated
Nominal base	200	128,996
Inflated base	280	159,135

	39.8%	23.4%

Depreciation expenses	Parent	Consolidated
Real base	—	300,058
Inflated base	—	301,284

	—	0.4%

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Property, Plant, and Equipment (Consolidated)

Balances and changes in PP&E are as follows:

	Weighted average useful life (years)	Balance on 12/31/2018	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Oxiteno Andina (*)	Balance on 12/31/2019
Cost:
Land	—	620,879	43,420	—	4,785	(2,017)	1,059	(261)	667,865
Buildings	32	1,801,073	18,117	—	105,861	(4,339)	7,023	(1,789)	1,925,946
Leasehold improvements	10	1,015,640	19,191	—	129,234	(42,552)	15	—	1,121,528
Machinery and equipment	13	5,219,256	131,831	—	365,953	(4,967)	9,596	(13,948)	5,707,721
Automotive fuel/lubricant distribution equipment and facilities	14	2,864,333	103,288	—	81,038	(57,187)	—	—	2,991,472
LPG tanks and bottles	10	743,016	65,351	—	(6,993)	(45,914)	—	—	755,460
Vehicles	7	308,756	24,686	—	7,564	(20,353)	(394)	(98)	320,161
Furniture and utensils	9	279,016	15,009	—	4,399	(2,665)	198	(353)	295,604
Construction in progress	—	922,799	591,525	—	(695,301)	(108)	8,344	(173)	827,086
Advances to suppliers	—	14,088	7,378	—	(8,921)	—	(1)	—	12,544
Imports in progress	—	41	9,513	—	(9,304)	—	—	—	250
IT equipment	5	395,063	21,771	—	872	(5,249)	352	—	412,809

		14,183,960	1,051,080	—	(20,813)	(185,351)	26,192	(16,622)	15,038,446

Accumulated depreciation:
Buildings		(743,117)	—	(58,158)	187	4,681	893	1,679	(793,835)
Leasehold improvements		(558,042)	—	(84,664)	2,040	26,291	(4)	—	(614,379)
Machinery and equipment		(2,969,209)	—	(298,767)	2,983	3,510	16,340	13,516	(3,231,627)
Automotive fuel/lubricant distribution equipment and facilities		(1,657,608)	—	(159,961)	—	50,691	—	—	(1,766,878)
LPG tanks and bottles		(401,056)	—	(57,890)	4,467	28,925	—	—	(425,554)
Vehicles		(123,650)	—	(27,106)	28	11,274	311	98	(139,045)
Furniture and utensils		(155,339)	—	(18,944)	(12)	2,280	204	336	(171,475)
IT equipment		(288,083)	—	(34,782)	50	5,061	(309)	—	(318,063)

		(6,896,104)	—	(740,272)	9,743	132,713	17,435	15,629	(7,460,856)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 12/31/2018	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Oxiteno Andina (*)	Balance on 12/31/2019
Provision for losses:
Advances to suppliers	(83)	(27)	—	—	—	—	—	(110)
Buildings	(306)	—	—	—	—	—	306	—
Land	(827)	—	—	—	—	—	681	(146)
Leasehold improvements	(1,385)	(1,528)	—	—	111	1,203	—	(1,599)
Machinery and equipment	(6,117)	—	—	—	769	1,138	1,335	(2,875)
Automotive fuel/lubricant distribution equipment and facilities	(165)	—	—	—	67	—	—	(98)
Construction in progress	(38)	—	—	—	—	—	38	—
Furniture and utensils	(70)	—	—	—	1	—	69	—

	(8,991)	(1,555)	—	—	948	2,341	2,429	(4,828)

Net amount	7,278,865	1,049,525	(740,272)	(11,070)	(51,690)	45,968	1,436	7,572,762

(*)	Refers to the asset write-offs of Oxiteno Andina (see Note nº 3.b.3).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2017	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance acquisition TEAS (ii)	Balance on 12/31/2018
Cost:
Land	—	576,642	3,994	—	9,261	(895)	(1,238)	33,115	620,879
Buildings	32	1,637,871	7,041	—	151,937	(2,929)	(10,914)	18,067	1,801,073
Leasehold improvements	8	912,555	11,931	—	103,371	(12,273)	56	—	1,015,640
Machinery and equipment	13	4,721,931	115,171	—	588,696	(4,895)	(261,955)	60,308	5,219,256
Automotive fuel/lubricant distribution equipment and facilities	13	2,729,522	98,478	—	98,573	(62,240)	—	—	2,864,333
LPG tanks and bottles	8	692,856	78,995	—	2,552	(31,387)	—	—	743,016
Vehicles	6	287,295	29,141	—	18,061	(23,996)	(1,745)	—	308,756
Furniture and utensils	8	265,909	18,417	—	6,078	(863)	(10,570)	45	279,016
Construction in progress	—	929,000	796,909	—	(883,994)	(578)	81,462	—	922,799
Advances to suppliers	—	112,167	6,317	—	(100,233)	—	(4,163)	—	14,088
Imports in progress	—	786	699	—	(1,446)	—	2	—	41
IT equipment	5	352,986	34,921	—	7,942	(1,953)	1,161	6	395,063

		13,219,520	1,202,014	—	798	(142,009)	(207,904)	111,541	14,183,960

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2017	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance acquisition TEAS (ii)	Balance on 12/31/2018
Accumulated depreciation:
Buildings		(724,408)	—	(53,462)	10,046	2,608	26,533	(4,434)	(743,117)
Leasehold improvements		(475,651)	—	(83,208)	(4,574)	5,398	(7)	—	(558,042)
Machinery and equipment		(2,980,166)	—	(271,867)	1,143	3,449	288,461	(10,229)	(2,969,209)
Automotive fuel/lubricant distribution equipment and facilities		(1,545,806)	—	(162,815)	(7,232)	58,245	—	—	(1,657,608)
LPG tanks and bottles		(328,384)	—	(88,308)	(2,347)	17,983	—	—	(401,056)
Vehicles		(112,200)	—	(28,792)	498	15,002	1,842	—	(123,650)
Furniture and utensils		(148,575)	—	(18,482)	(292)	513	11,517	(20)	(155,339)
IT equipment		(260,859)	—	(30,659)	2,702	1,819	(1,080)	(6)	(288,083)

		(6,576,049)	—	(737,593)	(56)	105,017	327,266	(14,689)	(6,896,104)

Provision for losses:
Advances to suppliers		(83)	—	—	—	—	—	—	(83)
Buildings		—	(306) (*)	—	—	—	—	—	(306)
Land		(104)	(723) (*)	—	—	—	—	—	(827)
Leasehold improvements		(564)	(733)	—	—	2	(90)	—	(1,385)
Machinery and equipment		(4,724)	(1,532) (*)	—	—	444	(305)	—	(6,117)
Automotive fuel/lubricant distribution equipment and facilities		(169)	—	—	—	4	—	—	(165)
Construction in progress		—	(38) (*)	—	—	—	—	—	(38)
Furniture and utensils		(1)	(69) (*)	—	—	—	—	—	(70)

		(5,645)	(3,401)	—	—	450	(395)	—	(8,991)
Net amount		6,637,826	1,198,613	(737,593)	742	(36,542)	118,967	96,852	7,278,865

(i)	Refers to amounts transferred to intangible assets, inventories and right to use assets, stating in 2019.
(ii)	See Note 3.c.
(*)	Refers to the impairment for subsidiary Oxiteno Andina (see Note 2.s.1.ii of financial statements as of and for the year ended December 31, 2018 filed on CVM on February 20, 2019).

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers is related, basically, to manufacturing of assets for expansion of plants, terminals, stores, service stations and bases and acquisition of real estate.

The depreciation expenses were recognized in the financial statements as shown below:

	12/31/2019	12/31/2018
Inventories and cost of products and services sold	405,966	406,002
Selling and marketing	285,671	279,023
General and administrative	48,635	52,568

	740,272	737,593

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

15.	Intangible Assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance on 12/31/2018	Adoption IFRS 16 / CPC 06 (R2)	Additions	Amortization	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Oxiteno Andina (*)	Balance on 12/31/2019
Cost:
Goodwill (a)	—	1,525,088	—	—	—	—	—	—	—	1,525,088
Software (b)	3	1,062,486	—	145,004	—	2,553	(784)	1,551	(281)	1,210,529
Technology (c)	5	32,617	—	—	—	—	—	—	—	32,617
Commercial property rights	10	64,032	(56,114)	3,820	—	(1,401)	(2,403)	—	—	7,934
Distribution rights	6	142,989	—	1,505	—	(10,895)	—	—	—	133,599
Brands (d)	—	120,571	—	—	—	—	—	1,933	—	122,504
Trademark rights (d)	35	114,792	—	—	—	—	—	—	—	114,792
Others (e)	10	43,281	—	1,668	—	(355)	—	306	—	44,900

		3,105,856	(56,114)	151,997	—	(10,098)	(3,187)	3,790	(281)	3,191,963

Accumulated amortization:
Software		(537,438)	—	—	(110,088)	13	(611)	(998)	261	(648,861)
Technology		(32,613)	—	—	(3)	—	—	—	—	(32,616)
Commercial property rights		(23,931)	16,186	—	(848)	(669)	2,878	—	—	(6,384)
Distribution rights		(106,597)	—	—	(6,511)	4,176	—	—	—	(108,932)
Trademark rights		(3,182)	—	—	(2,937)	—	—	—	—	(6,119)
Others		(32,740)	—	—	(105)	136	—	(4)	—	(32,713)

		(736,501)	16,186	—	(120,492)	3,656	2,267	(1,002)	261	(835,625)

Provision for losses and impairment:
Goodwill (a)		—	—	(593,280)	—	—	—	—	—	(593,280)
Commercial property rights		—	—	(465)	—	—	—	—	—	(465)

		—	—	(593,745)	—	—	—	—	—	(593,745)

Net amount		2,369,355	(39,928)	(441,748)	(120,492)	(6,442)	(920)	2,788	(20)	1,762,593

(*)	Refers to the asset write-offse of Oxiteno Andina (see Note 3.b.3).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 12/31/2017	Additions	Amortization	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance acquisition TEAS (ii)	Balance on 12/31/2018
Cost:
Goodwill (a)	—	1,524,291	—	—	—	—	—	797	1,525,088
Software (b)	5	853,079	223,964	—	(1,258)	(15,401)	2,053	49	1,062,486
Technology (c)	5	32,617	—	—	—	—	—	—	32,617
Commercial property rights (d)	10	55,069	11,117	—	—	(2,154)	—	—	64,032
Distribution rights	8	142,669	690	—	(350)	—	(20)	—	142,989
Brands (e)	—	113,543	—	—	—	—	7,028	—	120,571
Trademark rights (e)	39	114,792	—	—	—	—	—	—	114,792
Others (f)	10	40,514	1,822	—	—	—	945	—	43,281

		2,876,574	237,593	—	(1,608)	(17,555)	10,006	846	3,105,856

Accumulated amortization:
Software		(456,799)	—	(79,845)	59	28	(832)	(49)	(537,438)
Technology		(32,541)	—	(72)	—	—	—	—	(32,613)
Commercial property rights		(21,292)	—	(4,679)	—	2,040	—	—	(23,931)
Distribution rights		(96,704)	—	(10,018)	125	—	—	—	(106,597)
Trademark rights		—	—	(3,182)	—	—	—	—	(3,182)
Others		(31,196)	—	(1,538)	—	—	(6)	—	(32,740)

		(638,532)	—	(99,334)	184	2,068	(838)	(49)	(736,501)

Net amount		2,238,042	237,593	(99,334)	(1,424)	(15,487)	9,168	797	2,369,355

(i)	Refers to amounts transferred to PP&E and right to use assets as from 2019.
(ii)	See Note 3.c.

Ultrapar Participações S.A. and Subsidiaries
Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The amortization expenses were recognized in the financial statements as shown below:

	12/31/2019	12/31/2018
Inventories and cost of products and services sold	11,183	15,044
Selling and marketing	3,872	8,920
General and administrative	105,437	75,370

	120,492	99,334

a.	Goodwill

The balance of the goodwill is tested annually for impairment and is represented by the following acquisitions:

	Segment	12/31/2019	12/31/2018
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Extrafarma – impairment	Extrafarma	(593,280)	—
Extrafarma – net	Extrafarma	68,273	661,553
Ipiranga(1)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
TEAS	Ultracargo	797	797
Others	Oxiteno	583	583

		931,808	1,525,088

(1)	Including R$ 246,163 at Ultrapar.

On December 31, 2019, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The main key-assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which the Company calculated the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of ten years was used due to a four-year period to maturity of new stores were considered.

Discount and real growth rates: on December 31, 2019, the discount and real growth rates used to extrapolate the projections ranged from 8.9% to 12.1% and from 0% to 1% p.a., respectively, depending on the CGU analyzed.

Revenue from sales and services, costs and expenses, and gross margin: considers the budget prepared for 2020 and the long-term strategic plan prepared by management and approved by the Board of Directors.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The goodwill impairment tests and net assets of the Company and its subsidiaries result in the recognition of impairment in the amount of R$ 593,280 for subsidiary Extrafarma for the year ended December 31, 2019 (see Note 2.u).

The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

b.	Software

Includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

c.	Technology

The subsidiaries Oxiteno S.A. and Oleoquímica recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

d.	Brands and Trademark rights

Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand, acquired in the business combination, and Chevron and Texaco trademark rights.

e.	Other intangibles

Refers mainly to the loyalty program “Clube Extrafarma”.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

16.	Loans and Debentures

a. Composition

a.1	Parent

Description	12/31/2019	12/31/2018	Index/Currency	Weighted average financial charges 12/31/2019 – % p.a.	Maturity
Brazilian Reais:
Debentures –6th issuance (g.5)	1,752,081	1,756,954	DI	105.3	2023

Current	28,713	34,504
Non-current	1,723,368	1,722,450

a.2	Consolidated

Description	12/31/2019	12/31/2018	Index/Currency	Weighted average financial charges 12/31/2019 – % p.a.	Maturity
Foreign currency – denominated loans:
Notes in the foreign market (b) (*)	4,213,662	2,889,631	US$	5.3	2026 to 2029
Foreign loan (c.1) (*)	1,057,407	985,268	US$	3.9	2021 to 2023
Foreign loan (c.1) (*)	608,685	582,106	US$ + LIBOR	0.9	2022 to 2023
Financial institutions (e)	604,741	620,605	US$ + LIBOR	2.0	2020 to 2023
Foreign loan (c.2)	243,837	234,363	US$ + LIBOR	2.0	2020
Financial institutions (e)	132,417	127,288	US$	2.8	2020 to 2022
Financial institutions (e)	41,164	27,845	MX$ (2)	8.9	2020
BNDES (d)	208	2,596	US$	7.0	2020
Financial institutions (e)	—	3,950	MX$ + TIIE (2)	—	—
Foreign currency advances delivered	—	1,485	US$	—	—
Advances on foreign exchange contracts	—	11,702	US$	—	—

Total foreign currency	6,902,121	5,486,839

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Description	12/31/2019	12/31/2018	Index/Currency	Weighted average financial charges 12/31/2019 – % p.a.	Maturity
Brazilian Reais – denominated loans:
Debentures – CRA (g.2, g.4 and g.6)	2,036,647	2,029,545	DI	95.8	2022 to 2023
Debentures – Ipiranga (g.1 and g.3)	1,868,612	2,039,743	DI	105.0	2020 to 2022
Debentures – 6th issuance (g.5)	1,752,080	1,756,954	DI	105.3	2023
Banco do Brasil floating rate (f)	611,276	2,614,704	DI	110.9	2020 to 2022
Debentures – CRA (g.2, g.4 and g.6) (*)	941,614	833,213	IPCA	4.6	2024 to 2025
Debentures – Tequimar (g.7)	89,278	—	R$	6.5	2024
BNDES (d)	62,578	147,922	TJLP (3)	2.3	2020 to 2023
FINEP	41,345	53,245	TJLP (3)	1.6	2020 to 2023
BNDES (d)	30,392	51,467	SELIC (5)	2.3	2020 to 2023
FINEP	12,820	22,553	R$	4.0	2020 to 2021
Banco do Nordeste do Brasil	10,039	15,776	R$ (4)	8.5	2020 to 2021
BNDES (d)	3,913	14,071	R$	7.6	2020 to 2022
FINAME	22	32	TJLP (3)	5.7	2020 to 2022
Bank Credit Bill	—	50,075	DI	124.0	2019

Total Brazilian Reais	7,460,616	9,629,300

Total foreign currency and Brazilian Reais	14,362,737	15,116,139
Currency and interest rate hedging instruments (**)	29,985	43,944

Total	14,392,722	15,160,083

Current	1,117,441	2,271,148
Non-current	13,275,281	12,888,935

(*)	These transactions were designated for hedge accounting (see Note 34.h).
(**)	Accumulated losses (see Note 34.i).
(1)	LIBOR = London Interbank Offered Rate.
(2)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(3)

TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2019, TJLP was fixed at 5.57% p.a.

(4)

Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. On December 31, 2019, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.

(5)	SELIC = basic interest rate set by the Brazilian Central Bank.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The changes in loans and debentures are shown below:

Balance as of December 31, 2017	13,426,845
New loans and debentures with cash effect	4,461,112
Interest accrued	873,202
Principal payment/ installments for financial leasing	(3,715,838)
Interest payment	(737,564)
Monetary and exchange rate variation	804,273
Change in fair value	50,175
Adoption IFRS 16/CPC 06 (R2) – transfer to Note 13.b	(46,066)

Balance as of December 31, 2018	15,116,139
New loans and debentures with cash effect	2,105,737
Interest accrued	845,844
Principal payment	(2,644,704)
Interest payment	(1,469,780)
Monetary and exchange rate variation	296,441
Change in fair value	113,060

Balance as of December 31, 2019	14,362,737

The long-term consolidated debt had the following principal maturity schedule:

	12/31/2019	12/31/2018
From 1 to 2 years	1,424,775	960,038
From 2 to 3 years	3,115,495	1,548,092
From 3 to 4 years	3,451,988	3,216,293
From 4 to 5 years	765,263	3,428,130
More than 5 years	4,517,760	3,736,382

	13,275,281	12,888,935

The transaction costs and issuance premiums associated with debt issuance were added to their financial liabilities, as shown in Note 16.h.

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 34.h).

b.	Notes in the Foreign Market

On October 6, 2016, the subsidiary Ultrapar International S.A. (“Ultrapar International”) issued US$ 750 million (equivalent to R$ 3,023.0 million as of December 31, 2019) in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p.a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Note 34.h.3).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

On June 6, 2019, the subsidiary Ultrapar International issued US$ 500 million (equivalent to R$ 2,015.4 million as of December 31, 2019) in notes in the foreign market, maturing in June 2029, with interest rate of 5.25% p. a., paid semiannually. The issue price was 100% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for part of this transaction (see Note 34.h.3).

On June 21, 2019, the subsidiary Ultrapar International repurchased US$ 200 million (equivalent to R$ 806.1 million as of December 31, 2019) in notes in the foreign market maturing in October 2026. As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

• Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP.

• Restriction on encumbrance of assets exceeding US$ 150 million (equivalent to R$ 604.6 million as of December 31, 2019) or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

c.     Foreign Loans

c.1 The subsidiary IPP has foreign loans in the amount of US$ 395,000 (equivalent to R$ 1,592,127 as of December 31, 2019). IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 104.4% of DI. IPP designated these hedging instruments as a fair value hedge (see Note 34.h.1); therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (thousands)	R$ (thousands)	Cost in % of DI
Charges (1)	18,351	73,965	—
Jul/2021	60,000	241,842	101.8
Jun/2022	100,000	403,070	105.0
Jul/2023	50,000	201,535	104.8
Sep/2023	60,000	241,842	105.0
Sep/2023	65,000	261,996	104.7
Nov/2023	60,000	241,842	104.5

Total / average cost	413,351	1,666,092	104.4

(1)	Includes interest, transaction costs, mark to market and hedge initial recognition.

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•

Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.2 The subsidiary Global Petroleum Products Trading Corporation has a foreign loan in the amount of US$ 60 million (equivalent to R$ 241.8 million as of December 31, 2019) with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of DI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A. (by the incorporation of Oxiteno Nordeste).

d.     BNDES

The subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

•	Capitalization level: equity / total assets equal to or above 0.3; and

•	Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

e.     Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”) and Oxiteno Uruguay have loans for investments and working capital.

The subsidiary Oxiteno USA has loans with bearing interest of LIBOR + 2.0% and maturity as shown below:

	US$	R$
Maturity	Thousands	Thousands
Charges (1)	156	627
Feb/2020	10,000	40,274
Aug/2020	10,000	40,274
Sep/2020	20,000	80,549
Feb/2021	10,000	40,274
Mar/2022	30,000	120,823
Oct/2022	40,000	161,097
Mar/2023	30,000	120,823

Total	150,156	604,741

(1)	Includes interest and transaction costs.

The proceeds of this loan were used in the working capital and to fund the construction of a new alkoxylation plant in the state of Texas.

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•

Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

f.	Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to marketing, processing, or manufacturing of agricultural goods (ethanol). The subsidiary IPP paid off in advance the amount of R$ 400 million of such loans in December 2019.

These loans mature, as follows (includes accrued interest through December 31, 2019):

Maturity	12/31/2019
May/2020	205,274
May/2021	202,910
May/2022	203,092

Total	611,276

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Debentures

g.1.

In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

g.2.

In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two series, being one of 660,139 and another of 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,139
Face value unit:	R$ 1,000.00
Final maturity:	April 18, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	352,361
Face value unit:	R$ 1,000.00
Final maturity:	April 15, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.68%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.3.

In July 2017, the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	July 28, 2022
Payment of the face value:	Annual as from July 2021
Interest:	105.0% of DI
Payment of interest:	Annually
Reprice:	Not applicable

g.4.

In October 2017, the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077, in two series, being on of 730,384 and another of 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Vert Créditos Ltda., that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	730,384
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	213,693
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.34%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.5.

In March 2018, the Company made its sixth issuance of public debentures, in a single series of 1,725,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 5, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	105.25% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

g.6.

In December 2018, the subsidiary IPP carried out its eighth issuance of debentures in the amount of R$ 900,000, in two series, being one of 660,000 and another of 240,000, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The debentures were subscribed with the purpose to bind the issuance of CRA. The financial settlement occurred on December 21, 2018. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,000
Face value unit:	R$ 1,000.00
Final maturity:	December 18, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	97.5% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	240,000
Face value unit:	R$ 1,000.00
Final maturity:	December 15, 2025
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.61%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.1% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

g.7.

In November 2019, the subsidiary Tequimar made its first issuance of debentures, in a single series of 90,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	November 19, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	6.47%
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiary Tequimar contracted hedging instruments subjected interest rate variation, changing the debentures fixed for 99.94% of the DI. Tequimar designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

The debentures have maturity dates distributed as shown below (includes accrued interest through December 31, 2019).

Maturity	12/31/2019
Charges (1)	183,304
May/2020	166,650
May/2021	166,700
Jul/2021	750,000
Apr/2022	660,139
Jul/2022	750,000
Oct/2022	730,384
Mar/2023	1,725,000
Dec/2023	660,000
Apr/2024	352,361
Oct/2024	213,693
Nov/2024	90,000
Dec/2025	240,000

Total	6,688,231

(1)	Includes interest, transaction cost and mark to market.

h.	Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2018	Incurred cost	Amortization	Balance on 12/31/2019
Debentures (g)	0.2	56,376	692	(15,662)	41,406
Notes in the foreign market (b)	0.1	13,881	18,442	(4,209)	28,114
Banco do Brasil (f)	0.2	3,437	—	(2,667)	770
Foreign loans (c)	0.0	331	—	(237)	94
Other	0.2	2,432	—	(1,050)	1,382

Total		76,457	19,134	(23,825)	71,766

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2017	Incurred cost	Amortization	Balance on 12/31/2018
Debentures (g)	0.2	44,709	21,308	(9,641)	56,376
Notes in the foreign market (b)	—	15,298	—	(1,417)	13,881
Banco do Brasil (f)	0.2	8,065	—	(4,628)	3,437
Foreign loans (c)	0.1	1,213	—	(882)	331
Other	0.2	2,801	366	(735)	2,432

Total		72,086	21,674	(17,303)	76,457

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures (g)	13,058	12,403	9,274	5,318	1,139	214	41,406
Notes in the foreign market (b)	3,428	3,421	3,423	3,425	3,437	10,980	28,114
Banco do Brasil (f)	439	256	75	—	—	—	770
Foreign loans (c)	94	—	—	—	—	—	94
Other	597	416	367	2	—	—	1,382

Total	17,616	16,496	13,139	8,745	4,576	11,194	71,766

i.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 73,536 as of December 31, 2019 (R$ 69,822 as of December 31, 2018) and by guarantees and promissory notes in the amount of R$ 11,833,294 as of December 31, 2019 (R$ 10,667,175 as of December 31, 2018).

The Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 293,509 as of December 31, 2019 (R$ 271,162 as of December 31, 2018).

Some subsidiaries of Company issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing) as follows:

	IPP		Oxiteno
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Maximum amount of future payments related to these collaterals	81,344	—	2,753	2,750
Maturities of up to	60 months	—	4 months	3 months
Fair value of collaterals	1,237	—	68	68

If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until December 31, 2019, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals is recognized in current liabilities as “other payables”, which is recognized in the statement of profit or loss as customers settle their obligations with the financial institutions.

17.	Trade Payables (Consolidated)

	12/31/2019	12/31/2018
Domestic suppliers	1,897,256	2,079,010
Domestic suppliers – agreement (i)	455,950	73,169
Foreign suppliers	261,222	472,597
Foreign suppliers – agreement (i)	85,643	106,901

	2,700,071	2,731,677

(i)

Suppliers – agreement: some subsidiaries of the Company entered into an agreements with a financial institutions, which consists of the anticipation of receipt of the trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier, and receives on the maturity date the amount payable by the subsidiaries of the Company. The decision to join this transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. These operations are presented in operating activities in the statements of cash flow.

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all the markets for these products in Brazil.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

18.	Salaries and Related Charges (Consolidated)

	12/31/2019	12/31/2018
Provisions on salaries	184,716	186,200
Profit sharing, bonus and premium	133,533	147,170
Social charges	70,228	67,043
Others	17,159	27,779

	405,636	428,192

19.	Taxes Payable (Consolidated)

	12/31/2019	12/31/2018
ICMS	149,547	166,038
PIS and COFINS	40,676	38,055
ISS	26,986	22,339
Value-Added Tax (IVA) of foreign subsidiaries	25,619	21,306
Others	27,094	20,267

	269,922	268,005

20.	Employee Benefits and Private Pension Plan (Consolidated)

a.	ULTRAPREV - Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev — Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 35 years. The sponsoring company does not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee. In 2019, the subsidiaries contributed R$ 21,357 (R$ 24,323 in 2018) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees as of December 31, 2019 was 8,008 active participants and 328 retired participants. In addition, Ultraprev had 26 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.	Post-employment Benefits

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of December 31, 2019.

	12/31/2019	12/31/2018
Health and dental care plan (1)	154,142	112,628
Indemnification of FGTS	66,309	83,781
Seniority bonus	34,485	37,397
Life insurance (1)	17,931	16,009

Total	272,867	249,815

Current	28,951	45,655
Non-current	243,916	204,160

(1)	Only IPP and Iconic Lubrificantes S.A. (“Iconic”).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The change in the present value of the post-employment benefit obligation is as follows:

	12/31/2019	31/12/2018
Opening balance	249,815	237,523
Current service cost	(10,704)	6,092
Interest cost	21,386	21,466

Expense for the year	10,682	27,558
Losses from changes in actuarial assumptions	44,489	7,934
Benefits paid directly by Company and its subsidiaries	(33,510)	(23,604)
Exchange rates from post employment benefits	1,391	404

Ending balance	272,867	249,815

The total of expense in each period is presented below:

	12/31/2019	31/12/2018
Health and dental care plan	10,442	9,559
Indemnification of FGTS	(5,818)	11,159
Seniority bonus	4,765	5,460
Life insurance	1,293	1,380

Total	10,682	27,558

The main actuarial assumptions used are:

Economic factors	31/12/2019	31/12/2018
	% a.a.	%a.a.
Discount rate for the actuarial obligation at present value	8.79	9.00
Average projected salary growth rate	7.64	7.85
Inflation rate (long term)	3.80	4.00
Growth rate of medical services	7.95	8.16

Demographic factors
Mortality Table for the life insurance benefit – CSO-80
Mortality Table for other benefits—AT 2000 Basic decreased by 10%
Disabled Mortality Table—RRB 1983
Disability Table – Weak light

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, wage and medical costs increases. The following sensitivity analyses on December 31, 2019 were determined based on reasonably possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

Assumption	Change in assumptions	Decrease in liability	Change in assumptions	Increase in liability
Discount rate	increase by 1.0 p.p	26,741	decrease by 1.0 p.p	49,344
Wage growth rate	decrease by 1.0 p.p	34,978	increase by 1.0 p.p	39,030
Medical services growth rate	decrease by 1.0 p.p	7,137	increase by 1.0 p.p	8,492

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The sensitivity analyses presented may not represent the real change in the post-employment benefits obligation, since it is unlikely that changes occur in just one assumption alone, considering that some of these assumptions may be correlated.

Inherent risks related to post-employment benefits

Interest rate risk: a long-term interest rate is used to calculate the present value of post-employment liabilities. A reduction in this interest rate will increase the corresponding liability.

Wage growth risk: the present value of the liability is calculated using as reference the wages of the plan participants, projected with the average nominal wage growth rate. An increase in the real wages of plan participants will increase the corresponding liability.

Medical costs growth risk: the present value of the liability is calculated using as reference the medical cost by age based on actual healthcare costs, projected based on the growth rate of medical services costs. An increase in the real medical costs will increase the corresponding liability.

21.	Provision for Asset Retirement Obligation – Fuel Tanks (Consolidated)

The provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.n).

Changes in the provision for asset retirement obligation are as follows:

Balance as of December 31, 2017	64,774
Additions (new tanks)	264
Expense with tanks removed	(12,752)
Accretion expense	2,381

Balance as of December 31, 2018	54,667
Additions (new tanks)	290
Expense with tanks removed	(5,456)
Accretion expense	1,741

Balance as of December 31, 2019	51,242

Current	3,847
Non-current	47,395

22.	Provisions and Contingencies (Consolidated)

a.	Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management based on the opinion of the Company’s legal department and its external legal advisors.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2018	Additions	Write-offs	Payments	Interest	Balance on 12/31/2019
IRPJ and CSLL (a.1.1)	532,341	221	(6,600)	—	15,319	541,281
PIS and COFINS	26,271	—	(16,771)	—	655	10,155
ICMS	100,823	1,204	(5,521)	(614)	580	96,472
Civil, environmental and regulatory claims (a.2.1)	90,932	18,009	(17,318)	(8,979)	3,211	85,855
Labor litigation (a.3.1)	101,173	29,103	(19,970)	(15,487)	3,191	98,010
Others	91,531	1,355	(2,190)	—	2,126	92,822

Total	943,071	49,892	(68,370)	(25,080)	25,082	924,595

Current	77,822					40,455
Non-current	865,249					884,140

Some of the provisions above involve, in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	12/31/2019	12/31/2018
Tax matters	753,810	727,493
Labor litigation	71,605	69,978
Civil and other	96,028	84,036

Total – non-current assets	921,443	881,507

a.1	Provisions for Tax Matters and Social Security

a.1.1 On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 515,825 as of December 31, 2019 (R$ 500,260 as of December 31, 2018). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending.

a.2	Provisions for Civil, Environmental and Regulatory Claims

a.2.1 The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 85,855 as of December 31, 2019 (R$ 90,932 as of December 31, 2018).

a.3	Provisions for Labor Matters

a.3.1 The Company and its subsidiaries maintained provisions of R$ 98,010 as of December 31, 2019 (R$ 101,173 as of December 31, 2018) for labor litigation filed by former employees and by employees of our service providers, mainly, contesting the non-payment of labor rights.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Contingent Liabilities (Possible)

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor claims whose loss prognosis is assessed as possible (proceedings whose chance of loss is more than 25% and less or equal than 50%) by the Company and its subsidiaries’ legal departments, based on the opinion of its external legal advisors and, based on this assessment, these claims were not recognized in the interim financial information. The estimated amount of this contingency is R$ 2,840,086 as of December 31, 2019 (R$ 2,839,219 as of December 31, 2018).

b.1	Contingent Liabilities for Tax Matters and Social Security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 2,028,159 as of December 31, 2019 (R$ 1,941,749 as of December 31, 2018), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 173,738 as of December 31, 2019 (R$ 168,391 as of December 31, 2018).

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings, was R$ 836,822 as of December 31, 2019 (R$ 836,393 as of December 31, 2018), Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 319,849 as of December 31, 2019 (R$ 318,550 as of December 31, 2018), of which R$ 126,772 (R$ 126,639 as of December 31, 2018) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 92,567 as of December 31, 2019 (R$ 125,703 as of December 31, 2018); of conditioned fruition of fiscal incentive in the amount of R$ 117,753 as of December 31, 2019 (R$ 121,745 as of December 31, 2018); and inventory differences in the amount of R$ 172,736 as of December 31, 2019 (R$ 185,512 as of December 31, 2018) related to the leftovers or faults due to temperature changes or product handling.

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 699,360 as of December 31, 2019 (R$ 674,126 as of December 31, 2018), mainly represented by:

b.1.3.1The subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 208,449 as of December 31, 2019 (R$ 193,771 as of December 31, 2018), which includes the amount of the income taxes, interest and penalty. Management assessed the likelihood of the tax assessment, supported by the opinion of its legal advisors, as “possible”, and therefore did not recognize a provision for this contingent liability.

b.2	Contingent Liabilities for Civil, Environmental and Regulatory Claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 549,664, totaling 3,109 lawsuits as of December 31, 2019 (R$ 624,457, totaling 3,520 lawsuits as of December 31, 2018), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 33,603 as of December 31, 2019 (R$ 32,983 as of December 31, 2018). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.2.2 In 2016, the subsidiary Cia. Ultragaz became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices: i) one of the proceedings relate to practices in the State of Paraíba and other Northeast States, in which the subsidiary Bahiana is part along with Cia. Ultragaz. On this proceeding, Cia. Ultragaz and Bahiana signed a Cessation Commitment Agreement (“TCC”) with CADE, approved on November 22, 2017, in the amount of R$ 95,987, paid in 8 (eight) equal installments updated semiannually by SELIC, with maturity of the first one in 180 (one hundred and eighty) days from the date of publication of the approval. Three employees and one former employee signed TCC in the total amount of R$ 1,100. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz and Bahiana until final decision; ii) the second proceeding relate to practices in the Federal District and around, in which only Cia. Ultragaz is part. On this proceeding, Cia. Ultragaz signed a TCC with CADE, approved on September 6, 2017, in the amount of R$ 2,154, paid in a single installment in March 8, 2018. Two former employees signed TCC in the amount of R$ 50 each. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz until final decision.

b.2.3 The subsidiary IPP became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices in the city of Joinville, State of Santa Catarina and around the city of Belo Horizonte, State of Minas Gerais, and for the latter, an administrative award was imposed for allegedly influencing uniform commercial conduct among fuel resellers, in the amount of R$ 40,693. The subsidiary IPP will continue to exercise its defense by appealing in all administrative and judicial instances. Supported by the opinion of external legal counsel that classified the probability of loss as “remote”, Management did not recognize a provision for this contingency as of December 31, 2019.

b.2.4 On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução—CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary disagrees with the methodology and the assumptions adopted in the proposal and is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), since the beginning of the investigation and currently there is no civil lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. Thus, on May 15, 2019, the subsidiary Tequimar signed a Partial Conduct Adjustment Commitment Agreement (“TAC”) in the amount of R$ 67,539 with the MPE and MPF to compensate for diffuse and collective damages of any kind arising from the fish mortality and the damage caused to the ichthyofauna. The negotiations on compensation for other alleged damages are still ongoing and once concluded, the payments related to the project costs may affect the future Company’s financial statements. In the criminal sphere, the MPF denounced the subsidiary Tequimar, which was summoned and replied to the complaint on June 19, 2018. On September 12, 2019, at a hearing in the federal court of Santos, the MPF and Tequimar agreed, and the judicial authority approved, the conditional suspension of the criminal proceedings for a period of 2 years, when Tequimar shall then prove compliance with the execution of the Partial TAC signed, with the obligation of a complementary allocation of R$ 13,000 to the Fisheries Management Project, to obtain the definitive filing of the process. In addition, in December 31, 2019, there are contingent liabilities not recognized related to lawsuits in the amount of R$ 11,403 (R$ 62,930 as of December 31, 2018). On December 31, 2019 there are no extrajudicial lawsuits (R$ 3,426 as of December 31,2018). For more information, see Note 23.

b.3	Contingent Liabilities for Labor Matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 262,263, totaling 1,649 lawsuits as of December 31, 2019 (R$ 273,013, totaling 1,726 lawsuits as of December 31, 2018), mainly represented by:

b.3.1 In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno S.A (due to incorporation of its the subsidiary Oxiteno Nordeste) and Empresa Carioca de Produtos Químicos S.A. (“EMCA”), companies located in the Camaçari Petrochemical Complex, are members, filed collective lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. The decisions rendered on the collective claims which were favorable to the subsidiaries Oxiteno S.A. and EMCA are final and unappealable. The collective labor from Sindiquímica against SINPEQ became final in STF in October 2019 and remained unfavorable to SINPEQ. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica. In October 2015, Sindiquímica filed enforcement lawsuits against Oxiteno S.A and, in 2017, EMCA, as these companies did not sign the 2010 agreement with Sindiquímica. A favorable decision was issued for Oxiteno S.A., awaiting judgment of the Sindiquimica appeal and Oxiteno S.A adhesive appeal. at the Regional Labor Court of the 5th Region. For EMCA, the decision of 1st instance favorable to the company was reversed at the Regional Labor Court of the 5th Region, it’s pending a final judgment in this instance. In addition to collective actions, individual claims containing the same object have been filed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Lubricants operation between IPP and Chevron

In the process of transaction of the lubricants’ operation in Brazil between Chevron and subsidiary IPP (see Note 3.c of financial statements of 2018 filed on CVM February 20, 2019), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions prior to the transaction. The liability provisions of the Chevron shareholder in the amount of R$ 5,423 (R$ 3,609 as of December 31, 2018) are reflected in the consolidation of these financial statements. Additionally, in connection with the business combination, a provision in the amount of R$ 198,900 was recognized on December 1, 2017 due contingent liabilities, amounted to R$ 188,073 as of December 31, 2019 (R$ 191,110 as of December 31, 2018). The amounts of provisions of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

d.	Contingent Assets

d.1	Exclusion of ICMS from the calculation basis of PIS and COFINS

In March 15, 2017, STF decided that ICMS is not included in the PIS and COFINS basis. All subsidiaries have actions aimed at obtaining this right, as long as applicable. For the subsidiaries Oxiteno S.A., Extrafarma and Tequimar, have final and unappealable decision, and the respective subsidies to prove the amounts to be refunded were duly confirmed by management and recorded in results, up to the present year of 2019, the amount of R $ 338,110 (up to R $ 291,278 in 2018). As a result of injunctions obtained, some subsidiaries have already excluded ICMS from the PIS and COFINS calculation base in the amount of R $ 141,618 until December 31, 2019. The amounts to be recovered from the other subsidiaries will be recognized to the extent that concomitantly, there are the final and unappealable decision of the individual action and confirmation of the evidences.

The Company’s management emphasizes that it is possible for the STF to modulate the effects of the judgment, either by restricting its effectiveness or determining when the decision will become effective, or by reinterpreting the value of ICMS to be excluded. After the decision of the STF has become final and unappealable, the Company’s management will assess the impact on the shares of its subsidiaries, which may result in a reduction in the claimed tax credits.

23.	Trade payables – customers and third parties’ indemnification

In April 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos. The tanks that were affected by the fire, obtained, in phases, the necessary licenses for the return to operation. Therefore the area rehabilitation process ended in August 2019.

The balance of customers and third parties’ indemnification as of December 31, 2018 in the amount of R$ 3,501 were settled on 2nd quarter of 2019.

24.	Deferred Revenue (Consolidated)

The subsidiaries of the Company have recognized the following deferred revenue:

	12/31/2019	12/31/2018
‘am/pm’ and Jet Oil franchising upfront fee (a)	956	18,668
Loyalty program “Km de Vantagens” (b)	25,096	18,465
Loyalty program “Clube Extrafarma” (b)	1,574	1,289

	27,626	38,422

Current	27,626	26,572
Non-current	—	11,850

a.	Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended December 31, 2019 with 2,377 stores (2,493 as of December 31, 2018). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended December 31, 2019 with 1,492 stores (1,772 stores as of December 31, 2018).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Loyalty Programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and recognized as a reduction of revenue from sales and services.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are recognized as a reduction of revenue from sales and services.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of these points.

25.	Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification could be issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. As of December 31, 2019, the subscription warrants – indemnification were represented by 5,192,919 shares and amounted to R$ 130,657 (as of December 31, 2018, they were represented by 4,824,238 that totaled R$ 123,095). Due to the final adverse decision of some of these lawsuits, on December 31, 2019, the maximum number of shares that could be issued in 2020 related to the subscription warrants – indemnification was up to 5,920,425 (5,976,316 shares as of December 31, 2018).

The information above were adjusted retrospectively as disclosure in Note 26.a.

In February 19, 2020, the Company’s Board of Directors confirmed the issuance of 2,108,542 common shares due to the partial exercise of the rights conferred by the subscription warrants. For more information on the partial issue, see note 36.

26.	Equity

a.	Share Capital

On December 31, 2019, the subscribed and paid-in capital stock consists of 1,112,810,192 common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of December 31, 2019, on B3 was R$ 25.48 (R$ 26.60 as of December 31, 2018).

As of December 31, 2019, the Company is authorized to increase capital up to the limit of 1,600,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors. In February 19, 2020, the Company’s Board of Directors confirmed the issuance of 2,108,542 common shares due to the partial exercise of the rights conferred by the subscription warrants. For more information on the partial issue, see note 36.

As of December 31, 2019, there were 46,518,315 common shares outstanding abroad in the form of ADRs (55,725,974 shares as of December 31, 2018).

On April 10, 2019, the Company’s extraordinary and annual general meeting approved the stock split of common shares issued by Ultrapar, at a ratio of one currently existing share to two shares of the same class and type as well as the changing of the number of shares in which the capital stock of the Company is divided. The stock split approved herein shall not imply in any change in the Ultrapar’s capital stock. The new shares and ADRs resulting from the stock split approved herein are of the same class and type and granted to its holders the same rights of the current shares and ADRs. All information was adjusted retrospectively in this financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 8.c).

c.	Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, issued on February 14, 1980 and 268, issued on November 13, 1997.

As of December 31, 2019, and December 31, 2018, 26,780,298 common shares were held in the Company’s treasury, acquired at an average cost of R$ 18.12.

d.	Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price used in the Deferred Stock Plan granted to executives of the subsidiaries of the Company, as mentioned in Note 8.c.

Because of Extrafarma’s association in 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares.

e.	Revaluation Reserve

The revaluation reserve, recognized prior to the adoption of the international accounting standards (CPC / IFRS) instituted by Law 11,638/07, reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

f.	Profit Reserves

f.1	Legal Reserve

Under Brazilian Corporate Law, the Company is required to allocate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or to absorb losses but may not be distributed as dividends.

f.2	Investments Reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of the annual net income to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 3,290,073 as of December 31, 2019 (R$ 3,412,427 as of December 31, 2018).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Valuation Adjustments and Cumulative Translation Adjustments

g.1 Valuation Adjustments

(i)

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

(ii)

Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets.

(iii)

The differences between the fair value of financial investments measured at fair value through other comprehensive income and the initial amount of financial investments plus the interest earned and the foreign currency exchange variation are recognized in equity as valuation adjustments. Gains and losses are reclassified to statements of profit or loss when the financial investment is settled.

(iv)

The Company also recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

Balance and changes in valuation adjustments of the Company are as follows:

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments	Actuarial gains (losses) of post- employment benefits	Non-controlling shareholders interest change	Total
Balance as of December 31, 2017	(27,364)	—	(15,181)	197,369	154,824
Changes in fair value of financial instruments	(326,030)	(273)	—	—	(326,303)
Income and social contribution taxes on fair value	110,058	—	—	—	110,058
Actuarial losses of post-employment benefits	—	—	(2,810)	—	(2,810)
Income and social contribution taxes on actuarial losses	—	—	242	—	242

Balance as of December 31, 2018	(243,336)	(273)	(17,749)	197,369	(63,989)
Changes in fair value of financial instruments	(76,479)	478	—	—	(76,001)
IRPJ and CSLL on fair value	23,683	—	—	—	23,683
Actuarial losses of post-employment benefits	—	—	(41,794)	—	(41,794)
Income and social contribution taxes on actuarial losses	—	—	11,784	—	11,784

Balance as of December 31, 2019	(296,132)	205	(47,759)	197,369	(146,317)

g.2 Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have functional currency other than the presentation currency of the Company and an independent administration (see Note 2.s.1) and the exchange rate variation on notes in the foreign market (see Note 34.h.3) is directly recognized in the equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in cumulative translation adjustments of the Company are as follows:

12/31/2019
Balance as of December 31, 2017	53,061
Currency translation of foreign subsidiaries	52,531
Effect of foreign currency exchange rate variation on financial instruments	(60,204)
IRPJ and CSLL — IRPJ and CSLL on exchange variation	20,469

Balance as of December 31, 2018	65,857
Currency translation of foreign subsidiaries	46,330
Effect of foreign currency exchange rate variation on financial instruments	(14,788)
IRPJ and CSLL — IRPJ and CSLL on exchange variation	5,028

Balance as of December 31, 2019	102,427

h.	Dividends and Allocation of Net Income

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in equity until the Shareholders approve them. The proposed dividends payable as of December 31, 2018 in the amount of R$ 380,324 (R$ 0.70 – seventy cents of Brazilian Real per share), were approved by the Board of Directors on February 20, 2019, and paid beginning March 13, 2019. On August 14, 2019, the Board of Directors approved the anticipation of dividends of 2019, in the amount of R$ 217,382 (R$ 0.20 – twenty cents of Brazilian Real per share), paid as from August 30, 2019. The proposed dividends payable as of December 31, 2019, in the amount of R$ 261,470 (R$ 0.24 – twenty-four cents of Brazilian Real per share), were approved by the Board of Directors on February 19, 2020, and will be paid as of March 06, 2020.

Balances and changes in dividends payable are as follows:

	Parent	Consolidated
Balance as of December 31, 2018	282,334	284,024
Provisions	326,736	329,106
Payments	(594,381)	(596,436)

Balance as of December 31, 2019	14,689	16.694

The management proposal for the allocation of net income for 2019 and for distribution of dividends is as follow:

12/31/2019
Allocation of net income
Net income for the period attributable to shareholders of Ultrapar	373,526

Minimum mandatory dividends for the period (50% of the net income)	186,763
Legal reserve (5% of the net income)	18,676
Additional dividends to minimum mandatory dividends	168,087

Total allocation of net income	373,526
Allocation of dividends
Minimum mandatory dividends for the period (50% of the net income)	186,763
Additional dividends to minimum mandatory dividends	168,087
Dividends on statutory reserve	124,002

Total allocation	478,852
(-) Interim dividends paid (R$ 0.20 per share)	(217,382)

Dividends payable (R$ 0.24 per share) — Equity	261,470

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

27.	Net Revenue from Sale and Services (Consolidated)

	12/31/2019	12/31/2018
Gross revenue from sale	94,296,759	94,693,178
Gross revenue from services	869,084	750,791
Sales taxes	(4,031,295)	(3,027,597)
Discounts and sales returns	(1,494,814)	(1,342,799)
Amortization of contractual assets with customers (see Note 11)	(355,250)	(371,825)
Deferred revenue (see Note 24)	13,491	(3,765)

Net revenue from sales and services	89,297,975	90,697,983

28.	Expenses by Nature (Consolidated)

The Company presents its expenses by function in the consolidated statement of profit or loss and presents below its expenses by nature:

	12/31/2019	12/31/2018
Raw materials and materials for use and consumption	81,819,820	83,116,950
Personnel expenses	2,415,581	2,513,586
Freight and storage	1,170,870	1,178,990
Depreciation and amortization	844,647	812,489
Amortization of right to use assets	300,058	—
Advertising and marketing	206,103	173,988
Services provided by third parties	322,589	328,361
Other expenses	474,081	709,710

Total	87,553,749	88,834,074

Classified as:
Cost of products and services sold	83,187,109	84,537,368
Selling and marketing	2,640,387	2,670,867
General and administrative	1,726,253	1,625,839

Total	87,553,749	88,834,074

29.	Gain (loss) on Disposal of PP&E and Impairment (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, PP&E, or intangible asset disposed of. In 2019, the loss was R$ 30,019 (loss of R$ 22,088 as of December 31, 2018), represented primarily from sale of PP&E and closing stores of Extrafarma. Additionally, in 2019, impairment testing purposes identify the recognition of impairment in the amount of R$ 593,280 for goodwill of Extrafarma.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

30.	Other Operating Income, Net (Consolidated)

	12/31/2019	12/31/2018
Commercial partnerships (1)	40,816	53,671
Merchandising (2)	44,396	52,092
Loyalty program (3)	12,943	25,682
Ultracargo – fire accident in Santos(4)	(3,733)	(4,951)
Fine for unrealized acquisition (5)	—	(286,160)
Extraordinary tax credits (6)	144,949	208,038
Conduct adjustment commitment – Tequimar(7)	(65,539)	—
Others	5,793	9,161

Other operating income, net	179,625	57,533

(1)	Refers to contracts with service providers and suppliers, which establish trade agreements for convenience stores and gas stations.
(2)	Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.
(3)	Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.
(4)	For more information about the fire accident in Ultracargo, see Notes 22.b.2.4 and 23.
(5)	Refers to a contractual fine paid in 2018 by Cia. Ultragaz in favor of Petrobras due to the non-closing of the acquisition of Liquigás Distribuidora S.A (“Liquigás”) transaction rejected to the CADE.
(6)	Refers substantially to Extrafarma and Ipiranga credits (see Note 7.a.2) and Iconic.
(7)	For more information see Note 22.b.2.4.

31.	Financial Income (Expense)

	Parent		Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Financial income:
Interest on financial investments	73,201	101,653	302,793	328,625
Interest from customers	—	—	138,462	135,514
Changes in subscription warranty – indemnification (see Note 25)	—	44,484	—	44,484
Selic interest over PIS and COFINS credits (see Note 22.d.1)	—	—	—	168,564
Other financial income	—	—	16,034	4,048

	73,201	146,137	457,289	681,235

Financial expenses:
Interest on loans	—	—	(388,897)	(440,641)
Interest on debentures	(111,732)	(105,424)	(482,361)	(441,394)
Interest on leases payable	(200)	—	(132,994)	(2,670)
Bank charges, financial transactions tax, and other charges	(2,692)	(14,476)	(62,687)	(92,558)
Exchange variation, net of gains and losses with derivative financial instruments	25	—	134,544	172,701
Changes in subscription warranty – indemnification (see Note 25)	(7,760)	—	(7,760)	—
Interest of provisions, net, and other financial expenses	—	—	(23,988)	9,791

	(122,359)	(119,900)	(964,143)	(794,771)

Financial income (expense)	(49,158)	26,237	(506,854)	(113,536)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

32.	Earnings per Share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants — indemnification, as mentioned in Notes 8.c and 25, respectively.

	12/31/2019	12/31/2018
Basic Earnings per Share
Net income for the year of the Company	373,526	1,150,421
Weighted average shares outstanding (in thousands)	1,086,485	1,086,237
Basic earnings per share – R$	0.3438	1.0591
Diluted Earnings per Share
Net income for the year of the Company	373,526	1,150,421
Weighted average shares outstanding (in thousands), including dilution effects	1,091,653	1,091,335
Diluted earnings per share – R$	0.3422	1.0541
Weighted Average Shares Outstanding (in thousands)
Weighted average shares outstanding for basic per share calculation	1,086,485	1,086,237
Dilution effect
Subscription warrants — indemnification	2,554	2,496
Deferred Stock Plan	2,614	2,602

Weighted average shares outstanding for diluted per share calculation	1,091,653	1,091,335

Earnings per share were adjusted retrospectively as disclosure in Note 26.a. and by the issue of 2,108,542 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in note 36.

33.	Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the North, Northeast and Southeast regions of the country. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a.	Financial information related to segments

The main financial information of each of the Company’s segments are stated as follows:

	12/31/2019	12/31/2018
Net revenue from sales and services:
Ultragaz	7,094,823	7,043,246
Ipiranga	75,452,481	76,477,640
Oxiteno	4,254,237	4,748,428
Ultracargo	540,758	493,649
Extrafarma	2,060,568	2,027,988

	89,402,867	90,790,951
Others (1)	44,770	46,937
Intersegment sales	(149,662)	(139,905)

Total	89,297,975	90,697,983

Intersegment sales:
Ultragaz	3,794	2,879
Ipiranga	535	2,919
Oxiteno	22,265	6,325
Ultracargo	78,390	82,573
Extrafarma	—	—

	104,984	94,696
Others (1)	44,678	45,209

Total	149,662	139,905

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	7,091,029	7,040,367
Ipiranga	75,451,946	76,474,721
Oxiteno	4,231,971	4,742,103
Ultracargo	462,368	411,076
Extrafarma	2,060,569	2,027,988

	89,297,883	90,696,255
Others (1)	92	1,728

Total	89,297,975	90,697,983

Operating income (expense):
Ultragaz	368,975	35,567
Ipiranga	1,674,439	1,396,574
Oxiteno	(12,833)	457,128
Ultracargo	83,171	124,720
Extrafarma	(720,252)	(118,329)
Corporation (2)	(96,432)	—

	1,297,068	1,895,660
Others (1)	3,484	3,694

Total	1,300,552	1,899,354

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2019	12/31/2018
Share of profit (loss) of joint-ventures and associates:
Ultragaz	(5)	12
Ipiranga	(24,782)	(18,169)
Oxiteno	532	880
Ultracargo	1,370	1,350

	(22,885)	(15,927)
Others (1)	10,740	1,148

Total	(12,144)	(14,779)

Income before financial result, income and social contribution taxes	1,288,407	1,884,575
Financial result, net	(506,854)	(113,536)

Income before income and social contribution taxes	781,553	1,771,039

Additions to PP&E and intangible assets (excluding intersegment account balances):
Ultragaz	249,784	245,069
Ipiranga	370,864	417,519
Oxiteno	255,016	473,026
Ultracargo	217,377	167,034
Extrafarma	89,850	118,577

	1,182,891	1,421,225
Others (1)	20,186	18,382

Total additions to PP&E and intangible assets (see Notes 14 and 15)	1,203,077	1,439,607
Asset retirement obligation – fuel tanks (see Note 21)	(290)	(264)
Capitalized borrowing costs	(30,748)	(23,438)

Total investments in PP&E and intangible assets (cash flow)	1,172,039	1,415,905

Payments of contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	330,068	390,177

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2019	12/31/2018
Depreciation of PP&E and amortization of intangible assets charges:
Ultragaz	186,221	222,527
Ipiranga	290,747	283,426
Oxiteno	212,328	167,357
Ultracargo	59,618	52,414
Extrafarma	80,550	71,552

	829,464	797,276
Others (1)	15,183	15,213

Total	844,647	812,489

Amortization of contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	355,055	371,825
Ultragaz	195	—

	355,250	371,825

Amortization of right to use assets:
Ultragaz	31,264	—
Ipiranga	164,543	—
Oxiteno	9,676	—
Ultracargo	20,673	—
Extrafarma	73,774	—

	299,930	—
Others (1)	128	—

Total	300,058	—

Total assets (excluding intersegment account balances):
Ultragaz	2,998,623	2,719,425
Ipiranga	16,278,320	15,381,887
Oxiteno	7,453,476	7,452,331
Ultracargo	1,871,799	1,478,697
Extrafarma	2,060,182	2,107,901

	30,662,400	29,140,241
Others (1)	533,072	1,359,154

Total	31,195,472	30,499,395

(1)

Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and Subsidiaries Serma — Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

(2)

Expenses related to Ultrapar’s holding structure, including the Presidency, Board of Directors and, fiscal council, advisory committees to Board of Directors and Human Capital and Audit and Compliance directories.

b.	Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	12/31/2019	12/31/2018
United States of America	909,787	857,049
Mexico	124,809	124,037
Uruguay	74,732	72,345
Venezuela (*)	—	2,427

	1,109,328	1,055,858

(*)	See Note 3.b.3.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiaries generate revenue from operations in Brazil, United Stated of America, Mexico, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	12/31/2019	12/31/2018
Net revenue from sale and services:
Brazil	87,927,198	89,183,342
Mexico	220,021	207,615
Uruguay	41,648	48,096
Venezuela (*)	2,293	68,877
Other Latin American countries	418,368	425,973
United States of America and Canada	437,669	465,840
Far East	74,093	96,394
Europe	118,917	138,347
Others	57,768	63,499

Total	89,297,975	90,697,983

Sales to the foreign market are made substantially by the Oxiteno segment.

(*)	See Note 3.b.3.

34.	Risks and Financial Instruments (Consolidated)

a.	Risk Management and Financial Instruments—Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its CA (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit. The governance of the management of financial risks follows the segregation of duties below:

The execution of the Policy has done by corporate financial board, through its treasury department, with the assistance of the accounting, legal and tax departments.

The monitoring of compliance of the Policy and possible issues is the responsibility of the Risk and Investment Committee, (“Committee”), which is composed of CFO, Treasury Director, Controller and others directors designated by the CFO. The Committee holds quartely meetings and monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

Approval of the Policy and the periodic assessment of Company exposure to financial risks are subject to the approval of the CAof Ultrapar.

The Audit and Risks Committee (“CAR”) advises the CA in the assessment of controls, management and exposure of financial risks and revision of Policy. The Risk, Compliance and Audit board monitors of standards compliance of the Policy and reports to the CAR the risks exposure and compliance or noncompliance of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Currency Risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the changes in assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related.

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

b.1	Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais	12/31/2019	12/31/2018
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	455.6	254.2
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	213.5	235.1
Other net assets in foreign (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	1,445.0	1,384.9

	2,114.1	1,874.2

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(6,895.1)	(5,515.6)
Payables arising from imports, net of advances to foreign suppliers	(344.5)	(567.7)

	(7,239.6)	(6,083.3)

Foreign currency hedging instruments	3,636.4	2,483.0

Net liability position – Total	(1,489.1)	(1,726.1)

Net asset (liability) position – Income statement effect	452.0	282.7
Net liability position – Equity effect	(1,941.1)	(2,008.8)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.2	Sensitivity Analysis of Assets and Liabilities in Foreign Currency

Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement and the equity:

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,489.1 million in foreign currency as of December 31, 2019:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
(1) Income statement effect (2) Equity effect	Real devaluation	45.2 (194.1)	113.0 (485.3)	226.0 (970.6)

(1) + (2)	Net effect	(148.9)	(372.3)	(744.6)

(3) Income statement effect (4) Equity effect	Real appreciation	(45.2 194.1)	(113.0 485.3)	(226.0 970.6)

(3) + (4)	Net effect	148.9	372.3	744.6

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,726.1 million in foreign currency as of December 31, 2018:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
(1) Income statement effect (2) Equity effect	Real devaluation	28.3 (200.9)	70.7 (502.2)	141.4 (1.004.4)

(1) + (2)	Net effect	(172.6)	(431.5)	(863.0)

(3) Income statement effect (4) Equity effect	Real appreciation	(28.3 200.9)	(70.7 502.2)	(141.4 1.004.4)

(3) + (4)	Net effect	172.6	431.5	863.0

The equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.s.1 and 26.g.2), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and “h. Hedge Accounting” below).

c.	Interest Rate Risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency, as shown in Note 16.

The Company attempts to maintain most of its financial interest assets and liabilities at floating rates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.1	Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

In millions of Brazilian Reais	Note	12/31/2019	12/31/2018
DI
Cash equivalents	4.a	1,780.9	3,722.3
Financial investments	4.b	2,610.7	2,537.3
Asset position of foreign exchange hedging instruments — DI	34.g	19.3	33.9
Loans and debentures	16.a	(6,268.6)	(8,440.9)
Liability position of foreign exchange hedging instruments — DI	34.g	(3,318.3)	(2,205.5)
Liability position of fixed interest instruments + IPCA — DI	34.g	(821.9)	(823.5)

Net liability position in DI		(5,997.9)	(5,176.4)

TJLP
Loans — TJLP	16.a	(103.9)	(201.2)

Net liability position in TJLP		(103.9)	(201.2)

LIBOR
Asset position of foreign exchange hedging instruments — LIBOR	34.g	850.3	811.6
Loans — LIBOR	16.a	(1,457.3)	(1,437.1)

Net liability position in LIBOR		(607.0)	(625.5)

TIIE
Loans — TIIE	16.a	—	(4.0)

Net liability position in TIIE		—	(4.0)

SELIC
Loans — SELIC	16.a	(30.4)	(51.5)

Net liability position in SELIC		(30.4)	(51.5)

Total net liability position exposed to floating interest		(6,739.2)	(6,058.6)

c.2	Sensitivity Analysis of Floating Interest Rate Risk

For sensitivity analysis of floating interest rate risk, the Company used the accumulated amount of the reference indexes (DI, TJLP, LIBOR, TIIE and SELIC) as a base scenario. Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied in the floating interest rate of the base scenario:

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The tables below show the incremental expenses and income that would be recognized in financial income, due to the effect of floating interest rate changes in different scenarios.

		12/31/2019
In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in DI	29.3	73.3	146.5
Foreign exchange hedging instruments (assets in DI) effect	Increase in DI	0.1	0.1	0.3
Interest effect on debt in DI	Increase in DI	(44.5)	(111.2)	(222.3)
Interest rate hedging instruments (liabilities in DI) effect	Increase in DI	(39.2)	(85.6)	(162.9)

Incremental expenses		(54.3)	(123.4)	(238.4)

Interest effect on debt in TJLP	Increase in TJLP	(1.2)	(3.0)	(6.1)

Incremental expenses		(1.2)	(3.0)	(6.1)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	1.7	4.3	8.6
Interest effect on debt in LIBOR	Increase in LIBOR	(3.6)	(8.9)	(17.8)

Incremental expenses		1.9	4.6	9.2

Interest effect on debt in TIIE	Increase in TIIE	—	—	—

Incremental expenses		—	—	—

Interest effect on debt in SELIC	Increase in SELIC	(0.3)	(0.6)	(1.3)

Incremental expenses		(0.3)	(0.6)	(1.3)

		12/31/2018
In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in DI	32.7	81.7	163.3
Foreign exchange hedging instruments (assets in DI) effect	Increase in DI	0.1	0.2	0.5
Interest effect on debt in DI	Increase in DI	(55.0)	(137.4)	(274.9)
Interest rate hedging instruments (liabilities in DI) effect	Increase in DI	(33.7)	(73.4)	(139.6)

Incremental expenses		(55.9)	(128.9)	(250.7)

Interest effect on debt in TJLP	Increase in TJLP	(1.7)	(4.2)	(8.3)

Incremental expenses		(1.7)	(4.2)	(8.3)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	2.8	6.9	13.9
Interest effect on debt in LIBOR	Increase in LIBOR	(3.6)	(9.1)	(18.1)

Incremental expenses		(0.8)	(2.2)	(4.2)

Interest effect on debt in TIIE	Increase in TIIE	(0.1)	(0.3)	(0.5)

Incremental expenses		(0.1)	(0.3)	(0.5)

Interest effect on debt in SELIC	Increase in SELIC	(0.4)	(1.0)	(2.0)

Incremental expenses		(0.4)	(1.0)	(2.0)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

d.	Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 4), and trade receivables (see Note 5).

d.1	Credit risk of financial institutions

Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

d.2	Government credit risk

The Company’s policy allows investments in government securities from countries classified as investment grade AAA or aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of financial institution and government of cash, cash equivalents and financial investments is summarized below:

	Fair Value
Counterparty credit rating	12/31/2019	12/31/2018
AAA	4,906,077	5,933,671
AA	331,512	707,358
A	418,020	262,553
BBB	56,488	90,824

Total	5,712,097	6,994,406

d.3	Customer credit risk

The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are natural or legal clients, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The estimates of credit losses are calculated by the expected loss approach, based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiaries of the Company maintained the following allowance for estimated losses on doubtful accounts balances on trade receivables:

	12/31/2019	12/31/2018
Ipiranga	447,235	442,486
Ultragaz	94,985	61,975
Oxiteno	13,252	12,371
Extrafarma	3,419	5,858
Ultracargo	2,001	2,089

Total	560,892	524,779

The table below presents information about credit risk exposure:

	12/31/2019			12/31/2018
	Weighted average rate of losses	Accouting balance	Provision for losses	Weighted average rate of losses	Accouting balance	Provision for losses
Current	1.3%	3,843,803	50,198	1.5%	4,372,784	66,208
less than 30 days	2.1%	185,612	3,975	4.0%	132,884	5,344
31-60 days	7.1%	37,801	2,688	7.9%	68,733	5,396
61-90 days	20.4%	24,861	5,062	11.3%	59,006	6,664
91-180 days	41.8%	91,633	38,337	55.8%	105,703	58,959
more than 180 days	53.1%	867,618	460,632	58.6%	652,075	382,208

		5,051,328	560,892		5,391,185	524,779

The information about estimated losses on doubtful accounts balances by geographic area are as follows:

	12/31/2019	12/31/2018
Brasil	550,928	513,136
México	1,123	621
Uruguai	267	257
Outros paĺses da América Latina	561	1,750
Estados Unidos e Canadá	889	1,394
Europa	7,075	6,842
Outros	49	779

	560,892	524,779

For further information about the allowance for estimated losses on doubtful accounts, see Notes 5.a and 5.b.

e.	Liquidity Risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital and sources of financing to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 1,532.0 million, including estimated interests on loans (for quantitative information, see Note 16.a). Furthermore, the investment plan for 2020 totals R$ 1,771 million. On December 31, 2019, the Company and its subsidiaries had R$ 5,205.6 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities as of December 31, 2019 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet.

	In millions of Brazilian Reais
Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	17,224.8	1,532.0	5,954.9	4,686.3	5,051.5
Currency and interest rate hedging instruments (3)	588.4	131.1	143.7	129.3	184.3
Trade payables	2,700.1	2,700.1	—	—	—
Leases payable	2,043.8	310.0	904.7	508.7	320.4

(1)

To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) DI of % 4.40% to 2020, 4.95% to 2021, 5.57% to 2022 and 6.01% to 2023, (ii) exchange rate of the Real against the U.S. dollar of R$ 4.05 in 2020, R$ 4.17 in 2021, R$ 4.33 in 2022, R$ 4.52 in 2023, R$ 4.73 in 2024, R$ 4.93 in 2025, R$ 5.13 in 2026, R$ 5.34 in 2027, R$ 5.56 in 2028 and R$ 5.78 in 2029 (iii) TJLP of 5.57%, (iv) IGP-M of 4.18% in 2020, 3.99% in 2021, 3.75% in 2022, 3.58% as from 2023 and (v) IPCA of 3.46% in 2020, 3.45% in 2021, 3.50% in 2022 and 3.25% as from 2023(source:B3, Bulletin Focus and financial institutions).

(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)

The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curves of DI x Pre and Pre x IPCA contracts quoted on B3 on 28, 2019 and on the futures curve of LIBOR (ICE — IntercontinentalExchange) and commodities heating oil contracts and RBOB quoted on New York Mercantile Exchange (“NYMEX”) on December 31, 2019. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

f.	Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 16). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

g.	Selection and Use of Financial Instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, Swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered by the Company and its subsidiaries:

Designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional amount[1]		Fair value
		Assets	Liabilities		12/31/2019	12/31/2018	12/31/2019	12/31/2018
							R$ million	R$ million
Foreign exchange swap	Debt	USD + 4.51%	104.0% DI	nov-23	USD 245.0	USD 245.0	69.3	(10.3)
Foreign exchange swap	Debt	LIBOR-3M + 1.11% = 4.1%	105.0% DI	jul-23	USD 150.0	USD 150.0	75.0	45.6
Interest rate swap	Debt	4.57% + IPCA	95.8% DI	oct-24	R$ 806.1	R$ 806.1	144.1	35.6
Interest rate swap	Debt	6.47%	100% DI	nov-24	R$ 90.0	—	0.6	—
Zero Cost Collar	Operating margin	Put USD 3.68	Call USD 4.60	dec-20	USD 60.0	USD 149.4	(0.1)	0.3

							288.9	71.2

Not designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional amount[1]		Fair value
		Assets	Liabilities		12/31/2019	12/31/2018	12/31/2019	12/31/2018

							R$ million	R$ million
Foreign exchange swap	Debt	USD + 3.60%	65.0% DI	jun-29	USD 853.0	USD 758.3	353.5	246.5
Foreign exchange swap	Debt	LIBOR-3M + 2.0% = 4.3%	105.9% DI	jun-20	USD 60.0	USD 60.0	48.5	38.0
Foreign exchange swap	Firm commitments	USD + 0.00%	39.9% DI	oct-19	USD 17.9	USD 98.5	(2.2)	(8.6)
Foreign exchange swap	Operating margin	34.8% DI	USD + 0.00%	feb-20	USD 4.7	USD 8.9	0.6	0.1
NDF	Firm commitments	BRL	USD	jan-20	USD 71.6	—	(1.1)	—
Term	Firm commitments	BRL	Heating oil / RBOB	jan-20	USD 56.0	—	(1.3)	—

							398.0	276.0

(1)	In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Hedge Accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

h.1	Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

The foreign exchange hedging instruments designated as fair value hedge are:

In millions, except the DI %	12/31/2019	12/31/2018
Notional amount – US$	395.0	395.0
Result of hedging instruments – gain/(loss) – R$	79.5	149.2
Fair value adjustment of debt – R$	(36.8)	(28.5)
Financial expense in the statements of profit or loss – R$	(130.3)	(215.9)
Average effective cost – DI %	104.4	104.4

For more information, see Note 16.c.1.

The interest rate hedging instruments designated as fair value hedge are:

In millions, except the DI %	12/31/2019	12/31/2018
Notional amount – R$	806.1	806.1
Result of hedging instruments – gain/(loss) – R$	73.0	25.8
Fair value adjustment of debt – R$	(77.0)	(13.3)
Financial expense in the statements of profit or loss – R$	(68.1)	(50.2)
Average effective cost – DI %	95.8	95.8

For more information, see Note 16.g.2, 16.g.4 and 16.g.6.

In millions, except the DI %	12/31/2019	12/31/2018
Notional amount – R$	90.0	—
Result of hedging instruments – gain/(loss) – R$	0.6	—
Fair value adjustment of debt – R$	(0.2)	—
Financial expense in the statements of profit or loss – R$	(0.4)	—
Average effective cost – DI %	99.9	—

For more information, see Note 16.g.7.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

h.2 Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge firm commitments and non-derivative financial instruments to hedge highly probable future transactions, to hedge against fluctuations arising from changes in exchange rate.

On December 31, 2019, the Company had no exchange rate and commodities hedging instruments of firm commitments designated as cash flow hedges. For the exchange rate and commodities hedging instruments settled in 2019, a loss of R$ 29.1 million (a gain of R$ 10.7 million for the period ended on December 31, 2018) was recognized in the statement of profit or loss.

On December 31, 2019, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to notes in the foreign market totaled US$ 550.0 million (US$ 570.0 million on December 31, 2018). On December 31, 2019, the unrealized loss of “Other comprehensive income” is R$ 293.3 million (loss of R$ 243.7 million on December 31, 2018), net of deferred IRPJ and CSLL.

On December 31, 2019, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to future sales revenues of Oxiteno (zero cost collars) totaled US$ 60.0 million (US$ 149.4 million on December 31, 2018). On December 31, 2019, the unrealized loss of “Other comprehensive income” is R$ 0.1 million (gain of R$ 0.2 million on December 31, 2018), net of deferred IRPJ and CSLL.

h.3 Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On December 31, 2019, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 95.0 million (US$ 96.0 million on December 31, 2018). On December 31, 2019, the unrealized loss of “Other comprehensive income” is R$ 55.7 million (loss of R$ 45.9 million on December 31, 2018), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in equity.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

i. Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the equity of the Company and its subsidiaries:

	12/31/2019
	R$ million
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	230.0	0.0
b – Exchange rate swaps payable in U.S. dollars (ii)	(1.7)	(0.1)
c – Interest rate swaps in R$ (iii)	(4.0)	—
d – Non-derivative financial instruments (iv)	(262.1)	(349.0)

Total	(37.8)	(349.0)

	12/31/2018
	R$ million
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	181.5	—
b – Exchange rate swaps payable in U.S. dollars (ii)	(3.8)	0.2
c – Interest rate swaps in R$ (iii)	12.5	—
d – Non-derivative financial instruments (iv)	(134.0)	(289.6)

Total	56.2	(289.4)

(i)	Does not consider the effect of exchange rate variation of exchange Swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments);
(ii)	Considers the designation effect of foreign exchange hedging;
(iii)	Considers the designation effect of interest rate hedging in Brazilian Reais; and
(iv)	Considers the results of notes in the foreign market (for further information see Note 16.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

j. Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, are stated below:

			12/31/2019		12/31/2018
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at amortized cost	4.a	284,992	284,992	205,482	205,482
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	1,780,939	1,780,939	3,722,308	3,722,308
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	49,448	49,448	11,161	11,161
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	1,937,967	1,937,967	2,462,018	2,462,018
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	595,816	595,816	2,208	2,208
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	76,904	76,904	73,089	73,089
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	303,417	303,417	154,811	154,811
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	4.b	682,615	682,615	363,329	363,329
Reseller Financing	Measured at amortized cost	5.b	800,936	839,090	715,530	752,471

Total			10,202,533	10,214,435	11,860,812	11,858,848

Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,666,092	1,666,092	1,567,374	1,567,374
Financing	Measured at amortized cost	16.a	6,008,415	7,268,742	6,889,310	6,840,079
Debentures	Measured at amortized cost	16.a	5,657,339	5,603,669	5,826,242	5,770,979
Debentures	Measured at fair value through profit or loss	16.a	1,030,892	1,030,891	833,213	833,213
Leases payable	Measured at amortized cost	13	1,588,673	1,588,673	46,066	46,066
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16	29,985	29,985	43,944	43,944
Trade payables	Measured at amortized cost	17	2,700,071	2,678,808	2,731,677	2,710,352
Subscription warrants – indemnification	Measured at fair value through profit or loss	25	130,657	130,657	123,095	123,095

Total			18,812,123	19,997,517	18,060,921	17,935,102

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which corresponds to their fair value.

•

Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to the market.

•	The fair value of trade receivables and trade payables are approximate to their carrying values.

•

The subscription warrants –indemnification were measured based on the share price of Ultrapar (UGPA3) at the financial statements date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. (See Note 25).

•	The fair value calculation of notes in the foreign market (see Note 16.b) is based on the quoted price in an active market.

The fair value of other financial investments, financing and leases payable was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of the date of the financial statements. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 4.b), (ii) loans and financing measured at fair value through profit or loss (see Note 16.a), (iii) guarantees to customers that have vendor arrangements (see Note 16.i), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 25). Cash, banks, trade receivables and reseller financing are classified as measured at amortized cost. Trade payables, leases payable and other payables are classified as financial liabilities measured at amortized cost.

j.1	Fair Value Hierarchy of Financial Instruments

The financial instruments are classified in the following categories:

(a)	Level 1—prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2—inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below shows the categories of the financial assets and financial liabilities:

	Category	Note	12/31/2019	Level 1	Level 2
Financial assets:
Cash equivalents
Cash and banks	Measured at amortized cost	4.a	284,992	284,992	—
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	1,780,939	—	1,780,939
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	49,448	49,448	—
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	1,937,967	1,937,967	—
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	595,816	—	595,816
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	76,904	—	76,904
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	303,417	18,985	284,432
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4.b	682,615	—	682,615
Trade Receivables	Measured at amortized cost	5.a	3,663,247	—	3,663,247
Reseller Financing	Measured at amortized cost	5.b	839,090	—	839,090

Total			10,214,435	2,291,392	7,923,043

Financial liabilities:
Financing	Measured at fair value through profit or loss	16	1,666,092	—	1,666,092
Financing	Measured at amortized cost	16	7,268,742	4,587,932	2,680,810
Debentures	Measured at amortized cost	16	5,603,669	—	5,603,669
Debentures	Measured at fair value through profit or loss	16	1,030,891	—	1,030,891
Leases payable	Measured at amortized cost	13	1,588,673	—	1,588,673
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	16	29,985	—	29,985
Trade payables	Measured at amortized cost	17	2,678,808	—	2,678,808
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	25	130,657	—	130,657

Total			19,997,517	4,587,932	15,409,585

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2019	Level 1	Level 2
Financial assets:
Cash equivalents
Cash and banks	Measured at amortized cost	4.a	205,482	205,482	—
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	3,722,308	—	3,722,308
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	11,161	11,161	—
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	2,462,018	2,462,018	—
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	2,208	—	2,208
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	73,089	—	73,089
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	154,811	1,666	153,145
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4.b	363,329	—	363,329
Trade Receivables	Measured at amortized cost	5.a	4,111,971	—	4,111,971
Reseller Financing	Measured at amortized cost	5.b	752,471	—	752,471

Total			11,858,848	2,680,327	9,178,521

Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,567,374	—	1,567,374
Financing	Measured at amortized cost	16.a	6,840,079	2,841,436	3,998,643
Debentures	Measured at amortized cost	16.a	5,770,979	—	5,770,979
Debentures	Measured at fair value through profit or loss	16.a	833,213	—	833,213
Leases payable	Measured at amortized cost	13	46,066	—	46,066
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	43,944	—	43,944
Trade payables	Measured at amortized cost	17	2,710,352	—	2,710,352
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	25	123,095	—	123,095

Total			15,935,102	2,841,436	15,093,666

(1)	Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

The fair value of trade receivables and trade payables are classified as level 2.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

k.	Sensitivity Analysis of Derivative Financial Instruments

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments as of December 31, 2019 and December 31, 2018, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 5.76 (R$ 5.86 as of December 31, 2018) in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of December 31, 2019 and December 31, 2018, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

12/31/2019	Risk	Scenario I Likely	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps (2) Debts/firm commitments in dollars	Dollar appreciation	700,499 (700,465)	1,668,202 (1,668,031)	2,635,905 (2,635,596)

(1)+(2)	Net effect	34	172	309

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps (4) Gross margin of Oxiteno	Dollar devaluation	376 (376)	62,559 (62,559)	124,742 (124,742)

(3)+(4)	Net effect	—	—	—

Options
(5) Options Real / U.S. Dollar swaps (6) Gross margin of Oxiteno	Dollar devaluation	— —	42,101 (42,101)	102,917 (102,917)

(5)+(6)	Net effect	—	—	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

12/31/2018	Risk	Scenario I Likely	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps (2) Debts/firm commitments in dollars	Dollar appreciation	372,022	1,039,669	1,707,316
		(372,019)	(1,039,661)	(1,707,303)

(1)+(2)	Net effect	3	8	13

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps (4) Gross margin of Oxiteno	Dollar devaluation	(65)	8,545	17,154
		65	(8,545)	(17,154)

(3)+(4)	Net effect	—	—	—

Options
(5) Options Real / U.S. Dollar swaps (6) Gross margin of Oxiteno	Dollar devaluation	—	97,938	244,572
		—	(97,938)	(244,572)

(5)+(6)	Net effect	—	—	—

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais as of December 31, 2019 and 2018, the Company used the futures curve of the DI x Pre contract quoted on B3 as of December 31, 2019 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

12/31/2019	Risk	Scenario I Likely	Scenario II	Scenario III
Interest rate swap (in Brazilian Reais) – Debentures—CRA
(1) Fixed rate swap—DI (2) Fixed rate debt	Decrease in Pre-fixed rate	(195,123)	(137,260)	(74,027)
		195,123	137,260	74,027

(1) + (2)	Net effect	—	—	—

12/31/2018	Risk	Scenario I Likely	Scenario II	Scenario III
Interest rate swap (in Brazilian Reais) – Debentures—CRA
(1) Fixed rate swap—DI (2) Fixed rate debt	Decrease in Pre-fixed rate	(311,993)	(254,409)	(188,047)
		311,993	254,409	188,047

(1) + (2)	Net effect	—	—	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

For the sensitivity analysis of the commodity price swings hedging instruments on December 31, 2019, the Company used the futures heating oil and gasoline (RBOB) contracts quoted on NYMEX. Scenarios II and III were estimated based on 25% and 50% deterioration, respectively, of the likely scenario commodity price.

Based on the balances of the hedging instruments and the objects hedged on December 31, 2019, prices were substituted and the variations between the new balance in Reais and the balance in Reais in the report date were calculated in each of the three scenarios. The table below shows the variation of the amounts of the derivative instruments and their objects of hedge, considering the variations in commodity prices in the different scenarios:

12/31/2019	Risk	Scenario I Likely	Scenario II	Scenario III
NDF Commodities
(1) NDF of Commodities (2) Gross margin from Ipiranga	Decrease in Commodities Price	100,542 (100,542)	1,490,893 (1,490,893)	2,881,245 (2,881,245)

(1)+(2)	Net effect	—	—	—

35.	Commitments (Consolidated)

a.	Contracts

a.1 Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	397,000	2031
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2019, these rates were R$ 8.37 per ton for Aratu and R$ 2.54 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

a.2 Subsidiary Oxiteno S.A. has a supply agreements with Braskem S.A. which establishes and regulates the conditions for the supply of ethylene to Oxiteno based on the international market for this product.. These contracts establish a minimum commitment to according to the table below:

Plant	Minimum purchase (tons) per year	Maturity
Camaçari	205,000	2021
Mauá	44,100	2023

Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Insurance Coverage

The Company maintains insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of certain locations are shown below:

	Maximum compensation value (*)
Oxiteno	US$	1,142	(equivalent to R$	4,603 millions as of 12/31/2019)	(*)
Ipiranga	R$	1,025
Ultracargo	R$	949
Ultragaz	R$	266
Extrafarma	R$	160

(*)	In millions. In accordance with policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million (equivalent to R$ 1,612 million as of December 31, 2019), against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers to indemnify the members of the Board of Directors (D&O), fiscal council, directors and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 80 million (equivalent to R$ 322 million as of December 31, 2019), which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

c.	Port concessions

On March 22, 2019, Ultrapar, through its subsidiary IPP, won the port concessions of three areas with minimum storage capacity of 64 thousand m³ located at the port of Cabedelo, in the state of Paraíba, and one area with minimum storage capacity of 66 thousand m³ at the port of Vitória, in the state of Espírito Santo, which will be designated for handling, storage and distribution of fuels. These concessions were carried out by two consortiums of which IPP holds one third of the total participation. For the port of Cabedelo, the companies Nordeste Logística I, Nordeste Logística II and Nordeste Logística III were constituted, together with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. For the port of Vitória, Navegantes was constituted, together with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. The total investments regarding IPP’s stake sums up to R$160 million for a concession term of 25 years.

On April 5, 2019, Company, through its subsidiary IPP and Tequimar, also won three concessions. IPP won two concessions in the port of Miramar, in Belém, state of Pará: (i) area BEL02A, through a consortium 50% owned by IPP, that shall have minimum storage capacity of 41 thousand m³, and (ii) area BEL04A, which is currently operated by IPP with minimum storage capacity of 23 thousand m³. Such areas will be operated for at least 15 years, according to the auction notice. For the area BEL02, Latitude was constituted, together with Petróleo Sabbá S.A.. Tequimar won the concession of area VDC12 in the port of Vila do Conde, in Barcarena, state of Pará. The minimum storage capacity will be 59 thousand m³. The area will be operated by Tequimar for at least 25 years, according to the auction notice. For the area VDC12, Tequimar Vila do Conde Logística Portuária S.A. was constituted (see Note 3.b). The estimated investments regarding the participation of IPP and Tequimar sums up to R$ 450 million, approximately, to be disbursed throughout the next five years including the auction grants and the minimum investment required for these areas.

36.	Subsequent Events

In February 19, 2020, the Company’s Board of Directors confirmed the issuance of 2,108,542 common shares within the authorized capital limit provided by the art. 6 of the Bylaws, due to the partial exercise of the rights conferred by the subscription warrants (see note 25) issued by the Company when the merger of all Extrafarma shares by the Company, approved by the extraordinary general meeting of the Company held in January 31, 2014. The share capital of the Company will therefore be represented by 1,114,918,734 common shares, all of which are registered and with no par value.

ANNUAL REPORT OF THE AUDIT AND RISK COMMITTEE

THE COMMITTEE’S DUTIES

The Ultrapar Audit and Risk Committee is a permanent statutory advisory body directly linked to the Board of Directors, with operational independence and own budget, and subject to applicable laws and regulations, in particular the Regulation of the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão, the Company’s Bylaws and its Internal Regulations.

According to the Bylaws, the Committee aims to assist the Board of Directors in overseeing (1) the integrity and quality of the Company’s financial statements, (2) the Company’s compliance with the legal and regulatory requirements, (3) the qualifications and independence of the independent auditor, (4) the performance of the functions of the Company’s internal audit and independent auditors, and (5) the Company’s risk management.

The Ultrapar Audit and Risks Committee currently has three independent members of the Board of Directors and one independent external member, who is the Committee Coordinator.

The Committee provides its opinion on the hiring and dismissal of independent auditors and advises the Board of Directors in the supervision of its activities, qualifications and independence, evaluating and previously approving the provision of services permitted by law that are not related to the audit. KPMG Auditores Independentes is the company currently responsible for the annual audit of the financial statements, their quarterly reviews and the evaluation of the structure of internal controls applicable to the preparation of the financial statements in order to comply with the rules of the Brazilian Securities Commission (CVM - Comissão de Valores Imobiliários) and B3 – Brasil, Bolsa, Balcão, in Brazil, and the SEC - Security Exchange Commission and NYSE - New York Stock Exchange, in the United States of America, including in relation to compliance with the requirements of the Sarbanes-Oxley Act. The Committee is responsible for reviewing, together with the independent auditors, the quality and integrity of the financial statements, and reporting the relevant issues to the Board of Directors.

The Committee is responsible for following-up the activities of the Risk, Compliance and Audit Executive Board, evaluating its structure, procedures and effectiveness of the internal audit. The Committee shall review, together with the Board of Directors, its performance and any recommendations for improving the Company’s procedures.

In addition, the Audit and Risk Committee analyzes and monitors the risk exposures identified by the Company’s Executive Board, under the provisions of the Corporate Risk Management Policy, commenting on any revision of said policy, advising the Board of Directors in the definition of acceptable risk levels and assessing the quality and effectiveness of risk management procedures.

The Committee shall also ensure that the Company has specific means for receiving and confidentially handling information and complaints about non-compliance with legal provisions, code of conduct and other internal regulations applied to the Company, its employees and other stakeholders.

Quarterly, on an ordinary basis and extraordinarily whenever necessary, the Audit and Risk Committee attends a joint meeting with the Board of Directors, and reports the progress of their works. This activity report is prepared annually and sent to the Board of Directors and disclosed by the Company to the market. At each term of office, the Committee self-assesses its performance, and the findings are presented and discussed with the Board of Directors.

Since its establishment in May 2019, the Audit and Risk Committee has met ten times. During this period, the Committee was granted free access to all of the Company’s governance bodies, as well as to all of its officers, and, whenever necessary, the representatives of KPMG Auditores Independentes were requested to attend their meetings.

THE COMMITTEE’S ACTIVITIES

Governance

•	Investiture of members elected by the Board of Directors into their respective offices

•	Preparation and submission of the Internal Regulations of the Audit and Risks Committee to the Board of Directors for approval

•	Election of the Chief Risk, Compliance and Audit Officer as Secretary of the Committee

•	Development of the Committee’s thematic calendar of activities

•	Discussion and approval of the Committee’s annual budget

•	Analysis of changes in the Reference Form sent to the CVM

•	Preparation and presentation of quarterly activity reports to the Board of Directors, including recommendations for approving interim financial statements

•	Preparation, submission and discussion of this Annual Report of the Audit and Risks Committee with the Board of Directors

Independent Auditors

•	Verification of the qualification and independence of the independent auditor

•	Analysis of the annual work planning of the independent auditors

•	Discussion and recommendation on the fees of independent auditors

•	Joint work meetings and private sessions with independent auditors

Internal Controls and Financial Statements

•	Monitoring the environment of internal controls for the preparation of financial statements, together with external and internal audits

•

Analysis of the letter on internal controls issued by KPMG Auditores Independentes with recommendations for improvements and discussion with management about the action plans to address the identified issues

•	Periodic and specific monitoring of IT action plans for the implementation of new access management controls and interventions in systems and databases

•	Assessment of the adequacy of accounting practices and estimates used in the preparation of the Company’s financial statements

•	Analysis and discussion of the tax, civil and labor litigation of the Company and its subsidiaries

•	Review and discussion of the assumptions used by the Company’s management in the preparation of financial projections to identify the need for asset impairment and tax recovery

•	Analysis of the corporate and tax effects resulting from the merger of Oxiteno Nordeste by Oxiteno S.A.

•	Quarterly reviews of the interim financial statements together with the Company’s management and independent auditors

•

Review of the audited annual financial statements, management report and independent auditors’ report, with the presence of representatives of the Company and KPMG Auditores Independentes for the presentation and discussion of comments and analyses on the main audit matters and other issues that are relevant for the quality and integrity of said financial statements

Internal Audit

•	Evaluation of the organizational structure and annual budget of the Risk, Compliance and Audit Executive Board

•	Follow-up of the results of the internal audit work carried out in the period and any action plans in order to forward the recommendations presented

•	Follow-up of specific audits on transactions with related parties

•	Evaluation of the annual internal audit work plan for 2020

Integrated Risk Management

•	Analysis of the Corporate Risk Management Policy

•	Review and referral of the new General Risk System (Matriz Sistêmica de Riscos) for approval by the Board of Directors

•	Analysis of the update of the Impact and Vulnerability of the General Risk System of businesses and Ultrapar, after approval of the new General Risk System

•	Meeting with the Coordinator of the Financial Risk Committee

•	Review of the Corporate Financial Risk Management Policy and its subsequent forwarding to the Board of Directors for approval

Compliance

•	Follow-up of the number, distribution and types of complaints received by the Ultra Complaint Channel (Canal Aberto Ultra)

•	Analysis and discussion on the results of investigations of complaints and measures taken to address the identified issues

•	Follow-up of the Company’s Compliance Program

•	Analysis of the Company’s compliance plan with the General Data Protection Law

CONCLUSION OF THE REPORT

Considering the responsibilities of the Audit and Risks Committee, described in the Company’s Bylaws and in the Committee’s Internal Regulations, with the natural restrictions of the scope of its performance in the activities that are carried out, the Committee provides its opinion below:

•	The coverage and quality of the internal audit work carried out with adequate independence are satisfactory;

•	The internal control environment, the compliance policies and the integrated risk management are consistent with the size and complexity of the Company;

•

The information provided by management and the independent auditors was sufficient for the recommendations of this Committee. There has been no divergence between the teams and auditors carried out their work independently.

Based on the work and analyses carried out and the unqualified report of KPMG Auditores Independentes, the Audit and Risk Committee recommends the Board of Directors approves the Financial Statements of Ultrapar S.A. for the year ended as of December 31, 2019.

São Paulo, February 19, 2020

Flavio Cesar Maia Luz

Coordinator, Audit and Risk Committee

Ana Paula Vitali Janes Vescovi

Member of the Audit and Risks Committee

Joaquim Pedro Monteiro de Carvalho Collor de Mello

Member of the Audit and Risks Committee

José Maurĺcio Pereira Coelho

Member of the Audit and Risks Committee

Message from the Management

We began 2019 with an optimistic outlook regarding Brazil’s economic growth and its positive impact on the business environment, expectation which in the first few months of the year proved distant from reality given the pace of the structural reforms. Nevertheless, despite the lower than expected growth, some important moves were made in the direction of a more dynamic macroeconomic scenario, with lower interest rates, inflation under control and new announcements of privatizations and public biddings.

In this context, we worked to strengthen our management structure and governance, consolidating the pillars supporting the longevity of Ultrapar. In April, the Board of Directors underwent an important process of renewal, with the election of four new members that bring complementary experiences and competencies to the Company. In addition to the People Committee, in place since 2011, we created a Strategy Committee and restructured the Audit and Risks Committee, which now has independent members of Ultrapar’s Board of Directors.

At the business level, we have installed Advisory Boards formed by Ultrapar’s CEO and CFO and two external specialists in the respective sector of activity. The Advisory Boards have contributed to raise the quality of supervision and monitoring of each business through deeper analysis of strategy, investments, people and results.

Continuing our planned succession process for the Executive Board, we made the leadership succession at Ultracargo and we remain committed to building a pipeline of enterprise leaders both at Ultrapar as well as at our businesses.

We are improving our strategic planning process initiated in 2018, aiming the long-term prospects of our businesses and strengthening our portfolio strategy at Ultrapar. The alterations implemented in our governance were key to this objective being reached, particularly given the new dynamic among the Advisory Boards, the Executive Board, the Strategy Committee and the Board of Directors.

At Ipiranga, we have seen a notable progression in the management model organized by business units introduced in early 2019, that focuses on maximizing value in the initiatives which previously had as their main objective to boost fuel sales. In this sense, we began a pilot project for company-operated am/pm stores, enabling us to deepen our knowledge of the business and add value to our franchisees. The Abastece Aí app continues to grow exponentially and reached more than R$ 4.0 billion annualized payment transactions, while the Km de Vantagens, Brazil’s leading loyalty program, continues to add new users and surpassed the mark of 32 million participants.

As to Ipiranga’s core business – fuel distribution – we are bolstering our logistics infrastructure and implementing initiatives for reducing costs and expenses, allowing us to keep growing more efficiently, even in a tough competitive environment. In addition, we have improved our pricing tools introducing data analytics and we remain committed to the satisfaction of our resellers through a closer and more transparent commercial relationship. We have established an innovation hub known as “Turbo” for leveraging our digital platforms and maintaining Ipiranga in the vanguard of innovation in the sector.

At Oxiteno, narrower margins in the international petrochemical commodities market had a major impact on results, in addition to a harder than expected start in our operations at our U.S. plant. To counteract these factors, Oxiteno’s management adapted its cost structure and kept investing in research and development and in the launch of new products, enhancing the performance of our formulations to our clients, with reduced environmental impact. The ramp-up of the U.S. plant continues to be an important lever for generating value for Oxiteno, which will benefit from more attractive conditions for raw materials and infrastructure in the largest surfactants market in the world.

Ultragaz continues to be a reference in operational excellence and innovation in the LPG sector and is investing in the expansion to less urbanized areas, in new sales channels and in the differentiation of its services. In August of 2019, the National Energy Policy Council (CNPE) ruled to cease the practice of differentiating prices for bottled and bulk LPG, thus eliminating a historical distortion and increasing LPG’s competitiveness compared to other energy sources. Despite the market contraction in the first half of the year, we observed an important rebound in sales in the second half, underscoring our conviction of a good year for Ultragaz in 2020.

At Ultracargo, we concluded the capacity expansions at the Santos and Itaqui terminals, both of them started operation in the second half of the year, and we won the tender bidding for building a new liquid bulk storage terminal at the port of Vila do Conde, state of Pará, thus expanding our geographic footprint. We signed a Conduct Adjustment Agreement with the Public Prosecutor’s Office with respect to the fire at the Santos terminal in 2015, which includes projects to offset impacts caused to the Santos estuary and we are implementing continuous improvements in safety at all our terminals. We envision a growing demand for the services provided by Ultracargo and certainly we are well placed to benefit from these opportunities.

At Extrafarma, we migrated from an accelerated expansion strategy across several regions to consolidate our presence in higher profitability regions. In addition, we invested to improve our logistics infrastructure and IT systems, thus increasing efficiency, reducing working capital and improving the level of service to our customers. We have begun the sale of private label products, implemented personalized promotions and unveiled a new distribution center in São Paulo. With these initiatives, Extrafarma reported a positive cash generation in the second half of the year.

We set up a Shared Services Center to serve all businesses with a level of excellence and competitive costs as part of the process of optimizing the structure of the holding company. The Center is sited in the city of Campinas and began operations in January 2020.

We ended 2019 with Adjusted EBITDA of R$ 3.1 billion, practically stable compared to 2018, with an operational cash generation after investments of R$ 1.7 billion and a net income of R$ 906 million, of which R$ 479 million were paid out via dividends to our shareholders. These amounts do not consider the impairment of R$ 593 million of goodwill from the acquisition of Extrafarma, the asset write-off of R$ 14 million for the sale of Oxiteno Andina and the Conduct Adjustment Agreement of R$ 66 million of Ultracargo.

In 2019, we extended our debt profile, raising US$ 500 million in notes in the international market with a ten-year maturity, and using the proceeds for liability management. The reduction in our financial leverage remains an important objective and, in this context, we continue to be selective in the allocation of capital, albeit without sacrificing growth.

Given this context, in December, we announced our investment plan for 2020 of more than R$ 1.7 billion. The plan incorporates logistics infrastructure and expansion projects and productivity gains, as well as investments in maintenance and safety.

We would like to thank our clients, consumers, partners, suppliers, shareholders and the society as a whole for placing your trust and confidence in us and especially our employees for the commitment and dedication in the development of Ultra Group.

Pedro Wongtschowski	Frederico Fleury Curado
Chairman of the Board of Directors	Chief Executive Officer

Company Profile

Ultrapar has more than 80 years of history with its origins going back to 1937 when Ernesto Igel founded Ultragaz, a pioneer company in the use of Liquified Petroleum Gas (LPG) as cooking gas. The constant pursue for growth transformed the Company into one of the largest corporate groups in Brazil. Today, Ultrapar occupies an outstanding position in all segments in which it operates: the Oil & Gas value chain, through Ultragaz, Ipiranga and Ultracargo, specialty chemicals through Oxiteno and retail pharmacy with Extrafarma. Since 1999, Ultrapar’s shares have traded under an ADR Level III program on the New York Stock Exchange – NYSE, and on the São Paulo Stock Exchange (Brasil, Bolsa, Balcão – B3). Since 2011, the Company’s shares have been listed on B3’s Novo Mercado.

Ultragaz

A pioneer and leader in the domestic market for LPG distribution, it is a reference in innovation and in the constant development of applications for the use of the product. It also has a modern research and development laboratory for special gases, a segment in which it has a leadership position.

Ipiranga

One of the largest fuel distribution companies in the Brazil, incorporating a network of more than 7 thousand service stations, each one of them increasingly more complete and digital, in addition to the largest convenience store franchise, the am/pm network, with 2.4 thousand stores. Ipiranga also operates one of the largest loyalty programs in the country, the Km de Vantagens, which ended 2019 with more than 32 million participants.

Oxiteno

A leader in the production of surfactants and specialty chemicals in Latin America with more than 20% of the ethoxylation capacity in the Americas, it unveiled a plant in the United States in 2018 for expanding its international footprint. The new industrial unit was added to a further six in Brazil, three in Mexico and one in Uruguay. Oxiteno also has commercial offices in Argentina, Belgium, China and Colombia, as well as Research and Development centers in Brazil, Mexico and the USA.

Ultracargo

The largest private company of liquid bulk storage in Brazil, with a presence in six ports at strategic locations in the Northeast, Southeast and South regions. In 2019, Ultracargo successfully bid at an auction for the installation of a terminal at Porto de Vila do Conde, state of Pará, and the startup of its operations is scheduled for 2023.

Extrafarma

Retail pharmacy network with its origins in the North of Brazil, today with a presence in 11 Brazilian states with 416 drugstores with six thousand employees.

Governance in Risks, Compliance and Audit

Ultrapar has an organized structure of governance for handling the themes of risks, compliance and audit, covering all the businesses.

In May 2019, the Statutory Audit and Risks Committee was set up to advise the Board of Directors in the supervision of: (1) the integrity and quality of the Company’s financial statements, (2) compliance of the Company with legal and regulatory requirements, (3) qualification and independence of the independent auditor, (4) the performance of the Company’s internal auditing functions (represented by the Risks, Compliance and Audit Department) and of the independent auditors, and (5) risk management including meeting with Management whenever it is deemed necessary. Up to the establishment of the committee, its functions were performed by the Fiscal Council, in line with the practices accepted by the SEC – Securities and Exchange Commission. As from May, the Fiscal Council began to exercise its functions exclusively as set out in the Brazilian Corporate Law.

The current composition of the Statutory Audit and Risks Committee has three members who are also independent directors sitting on Ultrapar’s Board of Directors, and one external and independent member who exercises the functions of Committee Coordinator.

With specific reference to compliance themes, Ultrapar has a Conduct Committee with an independent chairman, its members elected by the Board of Directors, and responsible for the management of the Company’s Compliance Program.

Integrated Risk Management

Ultrapar has an integrated management which consolidates and organizes the principal risks of its businesses in a matrix system, classifying them by impact and vulnerability, permitting discussion on risks in an organized manner at all levels of the Company’s management. This system and its metrics as well as the governance for updating and monitoring are officialized in the Corporate Risks Policy approved by the Board of Directors. In 2019, the Risks and Audit Committee reviewed the Risks Matrix System, which forms the basis of the risks specified in the Impact and Vulnerability Matrix having been submitted to and approved by the Board of Directors.

Complementary to the Corporate Risks Policy, the Company has specific policies for managing relevant themes, such as Conflict of Interests, Anticorruption, Financial Risks Management, Investments, Mergers and Acquisitions, Insurance and Anti-Trust issues.

Internal and External Audit

The Company has an internal audit area reporting to the Risks, Compliance and Audit Department and responsible for conducting the Sarbanes-Oxley certification, focused on controls over financial reporting, involving the annual update of several levels of control, including general IT controls and management controls. In addition, the internal audit is responsible for the execution of the Annual Activities Planning approved by the Risks and Audit Committee.

The External Audit is responsible for validating the internal controls environment for the preparation of the financial statements, validating and certifying it as established under the Sarbanes-Oxley Law, as well as being responsible for the auditing of the financial statements and guaranteeing their integrity and formalizing its opinion by issuing its quarterly and annual audit reports.

Compliance

Ultrapar has a Compliance Program supervised by the Conduct Committee, comprising guidelines approved by the Board of Directors, among which the Code of Ethics. The program establishes annual themes for communication and training, such as fighting corruption, fair competition practices, conflicts of interest and harassment, among others, always aiming at strengthening the Company’s culture of integrity.

Ultra Group’s Compliance Program is evaluated biannually through a behavior assessment, carried out by an independent consultancy firm, the result being a rating of each of the businesses according to the level of maturity in compliance and including recommendation on additional measures of training and communication.

The Program also establishes a whistleblowing channel to all stakeholders where whistleblowers are guaranteed anonymity and exemption from retaliation.

The development of the Program as well as the whistleblowing channel is systematically reported to the Conduct Committee and, from time to time, to the Audit and Risks Committee, Fiscal Council and Board of Directors.

Sustainability and Safety

The Group’s companies are present in the daily lives of millions of Brazilians through Ipiranga service stations, am/pm stores, Extrafarma pharmacies, Ultragaz’s gas bottles and Oxiteno, which provide the raw materials for an infinite number of consumer goods. For fuels to be delivered at the service stations, Ultracargo has an important duty in providing the logistics infrastructure in Brazil. With such coverage, all companies conduct socio-environmental initiatives, both to minimize the specific impact of their activities, as well as to contribute to building a more sustainable society.

In 2019, Ultrapar completed its first materiality assessment from the point of view of its different stakeholders with the aim of identifying the Company’s critical issues in the environmental, social and governance dimensions (ESG). On the basis of this assessment, a Sustainability Policy will be elaborated and the priorities for action will be redefined. From 2020 we intend to adopt a new reporting structure, making for greater transparency and objectivity. In this context, Ipiranga, Ultracargo and Extrafarma have also begun their respective materiality assessments, while Ultragaz and Oxiteno have already done so in previous years.

Ultragaz

The socio-environmental projects conducted by Ultragaz can be divided into education, culture and environmental preservation with the focus on two audiences: children and young people from public institutions and women from less favored social classes.

In 2019, Ultragaz invested in more than 20 social projects with their focus on education and culture for underprivileged children and adolescents, including: Recriarte, ASA, Vocação, Pluga Cuca, Escola de Música e Informática, Ultragaz Cultural, among others. Particular mention should be made to the launch of the Project Memória Local, in partnership with the Museu da Pessoa and Instituto Avisa Lá. In this case, through the training of the teams at the education departments of seven cities in different states, local history is transformed into books. This project involved 1,474 students from 56 public schools and 142 educators.

Ultragaz also conducts outreach work for women implementing female empowerment projects in partnership with the Associação Feminina de Estudos Sociais e Universitários (Afesu), with the aim of supporting socially vulnerable adolescents. In conjunction with Rede Mulher Empreendedora (RME), the company sponsored training for fostering entrepreneurship and redeeming the self esteem among women victims of domestic violence.

In the Corporate Volunteer Program, worthy of mention is the participation of employees in projects run by the Junior Achievement, one of the most important entrepreneurial, environmental and business organizations in the world for the development of children and adolescents and providing guidance on such themes as education and sustainability, personal finance and ethics. Ultragaz was able to engage 357 volunteers during the year to participate in the Ler é Presente, Horta na Escola, Mãos à Obra na Escola, Lendo e Aprendendo and Abre Portas Ultragaz projects, besides participating in Junior Achievement’s activities per se.

Ultragaz continued its Collect Oil Campaign: Ultragaz Collects and Soya Recycles (Campanha Junte Óleo: Ultragaz Coleta e Soya Recicla) in partnership with Bunge and Instituto Triângulo. Some of the cooking oil which is collected is used in soap manufacture and the remainder goes for the production of biodiesel. The campaign is run in the states of Ceará, Bahia, Minas Gerais, Pernambuco, Rio Grande do Sul and São Paulo, thanks to the capillarity of the Ultragaz operation and its reach among Brazilian households.

Ultragaz offsets carbon emissions from the itinerant projects it sponsors, in conjunction with the Green Initiative NGO (Iniciativa Verde), and as part of the Carbon Free Program, promoting the planting of trees to neutralize CO2 gas emissions.

As a result of its consistent work, 92% of its employees in the latest organizational climate survey recognized Ultragaz as a sustainable company concerned with social and environmental issues.

Ipiranga

Through its SIGA+ (Ipiranga Management System applied to Health, Safety, Environment and Social Responsibility), Ipiranga monitors and manages performance indicators for these themes for minimizing the impact of its activities, guaranteeing alignment with the benchmarks for integrated management and continuous improvement. The system is being restructured to guarantee greater efficacy and agility.

Additionally, Ipiranga has been implementing initiatives for energy efficiency. For more than 10 years now, it has an exclusive program – audited by an independent party – for managing its Greenhouse Gas Emissions (GHG), the “Ipiranga Zero Carbon Program”. Compensation for own emissions which cannot be reduced is conducted through the acquisition of carbon credits with international certification. Similarly, the Program offers Ipiranga’s customers the opportunity to compensate their emissions and has a dedicated site providing transparency of information therein.

Compliance with the laws, the commitment to sustainability and ethics in business relations are reflected in the Code of Ethics, and is reinforced in every relationship with the stakeholders. In alignment to these principles, Ipiranga signed up in 2013 to the National Pact for the Eradication of Slave Labor (InPACTO), in which it commits not to have commercial relations with those employing slave labor or analogous thereto in its supply chain. Ipiranga also runs awareness campaigns with truckers to combat the sexual exploitation of children and adolescents on the highways through the intermediary of the Programa Na Mão Certa, of the international Childhood Brasil organization of which it is a sponsor.

Also operating in this important link in the supply chain, Ipiranga has Saúde na Estrada, an itinerant program for promoting health which since inception has attended more than 500 thousand people in 180 municipalities in 23 states, offering free medical services such as vaccinations, body composition analysis, among others. Again, in line with the commitment to its social role, the company invests in social projects in the areas surrounding its business based on its Social Responsibility and Private Social Investment Policies.

Ipiranga fosters the strengthening of its occupational safety and valorization of life culture through a program which endeavors to guarantee adequate physical conditions, efficient procedures and safe behavior in its operations. The Occupational Safety Program includes a structured plan of investments in the reliability of the assets, engagement and training of stakeholders, making them catalysts for change. In 2019, Ipiranga launched its Communication Plan “Safety 360°”, with the “Controlled Risk, Preserved Life” theme, engaging employees, outsourced personnel and drivers through cultural activities during the year. In addition, it has developed a Business Continuity Plan with the objective of consolidating the process of crisis management, emergency attendance and operational contingency in a single structure.

Oxiteno

In 2019, Oxiteno validated its Sustainability 2030 Strategic Plan. Comprising 8 ambitions, subdivided into 28 environmental, social and economic goals, the plan is aligned to the requirements of clients, society and the United Nations Organization’s sustainable development goals (SDGs). The strategic plan can be found by accessing the website http://www.oxiteno.com.br/sustentabilidade/.

In its quest for more sustainable solutions, Oxiteno uses the Life Cycle Evaluation methodology to assist in the development of its products. Normatized under ISOs 14040 and 14044, the methodology permits the quantification of the environmental impact of a product throughout its existence from the extraction of raw materials, through the production process, during its entire existence to final disposal. In 2019, three life cycle studies were run and whenever possible, substituting the use of synthetic raw materials and petrochemical derivatives for others of vegetable origin. The company prioritizes the preparation of concentrated, biodegradable products combined with the reduction in the use of energy, water consumption and packaging.

On social issues, Oxiteno supports sponserships and private social investments for the development of communities surrounding its operations. In addition to musical ensembles, volunteer programs in schools, Oxiteno supports the Integrate Art and Life (Integrar Arte e Vida) social project in Mauá (SP) at the Cora Coralina Municiple School in partnership with the Municiple Education Department. This initiative involves about 220 students every month, stimulating the children and young people to stay on at school and complete their education through the offer of cultural as well as sporting workshops for dancing, indoor soccer and judo as extracurricular activities.

Finally, for the second consecutive year, Oxiteno is supporting the Baú das Artes project, an initiative which delivers collections with more than 300 children’s books, educational games, toys, fancy dress and musical instruments, besides training teachers to link the materials with the National Curricular Parameters. In 2019, 22 schools in the municipalities of Camaçari (BA), Mauá and Tremembé (SP), enjoyed the benefits of this project while 367 educators were trained and a potencial 8,000 children were impacted by this project.

Ultracargo

In 2019, Ultracargo launched the Environmental Code of Conduct establishing good practices to be adopted by the company and partners. The document was distributed to employees through a comprehensive communication campaign using an e-learning app. The content of the training encourages the employee to reflect on behavioral changes in the building of a society more aware. To establish and maintain the processes and tools in the areas of Health, Safety, Environment and Quality, Ultracargo has established the Management System for HSEQ, known as Vital.

Ultracargo invests to ensure its operations have the least possible impact on the environment, monitoring indicators for greenhouse gas emissions, water and energy consumption, disposal of waste and effluent and leakages. All the company’s units are ISO 14001 certified.

As social aspects, Ultracargo continues to support the Tribuna de Santos newspaper’s Community in Action project, which gives visibility to projects contributing to the improvement in the lives of thousands of people living in the greater Santos area. Just as in the case of Ipiranga, Ultracargo is now also sponsoring the Childhood Brasil’s Programa Na Mão Certa initiative with the aim of combatting the sexual exploitation of children and adolescents in the Brazilian highways.

Extrafarma

In 2019, Extrafarma implemented a program for substituting lamps used in its drugstore network for LED technology, more economic and durable. As a result of this measure, the company has succeeded in reducing energy consumption for store lighting by almost 30%.

The company has also implemented a distributed energy generation project using solar energy and biogas. This initiative incentivizes the generation of clean and renewable energy with savings of approximately 15% in total energy expenditure. In 2019, the contracting of partners in the states of Maranhão, Pará and Pernambuco was concluded. The system will be installed in the state of Ceará before the end of the first half of 2020 covering 70% of the store network with distributed energy generation.

For the 4th consecutive year, in 2019 Extrafarma sponsored the CowParade event, on this occasion held in the city of Salvador, promoting local culture and social responsibility. At the end of this year’s edition, the arts were auctioned off and the entire amount raised was donated to the institutions of Sister Dulce’s Social Works (Obras Sociais Irmã Dulce), a local philanthropic entity, which is an umbrella organization for one of the largest health complexes, and Hospital da Criança Martagão Gesteira, the largest exclusively pediatrics hospital in the North and the Northeast.

People

People are the greatest differential of the Company and a determining factor in the success of each business. The following initiatives are part of a management model that involves a system of variable remuneration linked to meritocracy and creation of value of its companies. All the businesses have programs dedicated to their employees with the aim of attracting, retaining, developing and engaging.

Ultrapar’s People Committee has the function of evaluating and supporting the Board of Directors in the appointment of Ultrapar’s Statutory Officers, evaluating long-term incentives to be granted to the executives, opining on the Officers evaluation program, monitoring programs for the development of talents and potential leaders of the Company. In turn, the leadership of Ultrapar and its companies undertake the implementation of the Ultrapar’s principles in the management of people, ensuring they are present at all levels of the Company, respecting the specifics and autonomy of each business in their execution.

# of employees	2019	2018	Δ(%) 2019v2018
Ipiranga	3,289	3,318	-1%
Oxiteno	1,844	1,943	-5%
Ultragas	3,414	3,511	-3%
Ultracargo	792	710	12%
Extrafarma	6,292	7,112	-12%
Holding	393	440	-11%
Ultrapar	16,024	17,034	-6%

Attraction

In order to strengthen employer branding among young people, identify qualified professionals and train them using a consistent conceptual framework, Ultrapar’s companies use various talent attraction programs (Regular, Vacation, Summer Undergrad and Junior Achievement) with a structured development process and job rotation in different areas. The objectives of each program are:

•	Regular Internship – to train professionals using a consistent conceptual framework, through the attraction and development of qualified students;

•	Vacation Internship – to offer internship opportunities to students at Brazilian Universities during the vacation period, so strengthening employer branding among young people;

•	Summer Undergrad – to offer internships to students at International Universities during the vacation period (Summer Job), also with the aim to strengthen employer branding;

•

Junior Achievement – program for young apprentices for fostering concepts of employability, education and qualification as well as stimulating reflections on the future, preparation for the labor market and guidance on career prospects.

Every year, the programs show a growth in the number of interested candidates with retention levels remaining above 70%.

Retention

During 2019, Ultrapar approved a new Corporate Executive Compensation Policy. The principles of alignment, meritocracy and sustainable creation of value are essential items in the policy. In accordance with the improvements in the Company’s strategic planning process, the executive remuneration system has also been revised to be more in line with the strategy, increasing the participation of the long-term incentive in the composition of remuneration and including revised performance indicators.

Development

The culture of innovation is being implemented in the businesses through strategic tools for formation, training and self-development. The Succession and Career Process enables the joint evaluation of goals, behaviors and growth potential, resulting in specific career development decisions (development of skills / behaviors, transfers between areas, promotions, mentoring, coaching, etc). Future leaders are being trained to accelerate the preparedness of potential employees to feed the leadership pipeline.

In order to train the greatest number of people possible, the Ultra companies use tools for remote training in addition to developing their employees onsite. The nimble methodology used, for example, was developed at Ipiranga through learning initiatives in partnership with Turbo (an innovation hub) and Garagem Digital. The objective was to map the challenges and support the development of new innovative businesses with transformational potential for Ipiranga and its clients. At Ultracargo, digital technologies such as IoT (Internet of Things) solutions, focused on the monitoring of the operations are designed to meet client requirements in the course of their interactions with the terminals and at other stages along the logistics chain.

Recognizing efforts made in training, Extrafarma was ranked 1st in the 14th L’Oréal’s “Counselling in the Pharmacy” 2019 award, held annually with the participation of the leading drugstore chains in Brazil, the aim being to recognize those companies offering the best customer service in the dermo cosmetics category. At Ultragaz, protagonism is strategic. The incentive for self-development of employee competencies using the online Academia system remains in place. In 2019, 50 new courses were made available involving more than 37,000 classroom hours. Ultragaz sees this process as extremely important, given that it prepares employees to grow in their careers.

Engagement

During the year, Ultrapar’s companies implemented Workplace, a mobile Facebook platform for internal communication with the employees, introducing greater modernity to the relations through technology, permitting connection and reliability in a flexible, practical, interactive, attractive and open way, democratic to all.

Aiming to accelerate the implementation of the strategy, Ultragaz has revised its organizational structure and merged the household divisions as well as creating a new diversification and expansion division. The Human Resources area, currently Organization and People Management, now reports directly to Ultragaz’s Chief Executive Officer. In addition to these changes, new forms of working are being tested, namely in the form of squads made up of multidisciplinary teams, fostering an agile methodology at Ultragaz and training more than 120 leaders.

At Ipiranga, to develop an agile and adaptable organizational culture, promote diversity and engage people with the company’s proposition, the Organization and People area have begun a cultural transformation process involving various activities. These included flexible time working for employees, installation of wifi, the launching of the Diversity Program, among others.

At the end of each quarter, Oxiteno’s leadership broadcasts to employees the results and strategy, its key achievements in the period and the next steps via a live transmission. The event is transmitted in Portuguese with simultaneous translation in English and Spanish. The transmission is watched on average by 1,700 employees. Another initiative is the XLead for Oxiteno’s executives worldwide, a meeting for aligning the principal strategic themes. In all, approximately 100 people from different countries were present at the event which is held annually. In 2019, the core themes of the presentations of company executives and guest speakers were the digital and cultural transformation.

At Ultracargo, safety is a shared responsibility and taken onboard by all employees. In this context, the Ultracargo DNA program seeks to reinforce the safety culture and operational discipline among employees so that the company can reach the Interdependent stage on the Bradley Curve.

In 2019, Extrafarma launched its Diversity Program to improve empathy with the customers and enrich the decision-making process. More diverse teams and a set of skills, experiences and broader points of view were instrumental in better understanding the customers, broadening visions through the exchange of ideas and delivering better and better services and solutions. The program was launched on four fronts: People with Special Needs, Gender, Generations and Cultural Diversity.

Capital markets

Ultrapar’s shares reported a closing price in 2019 of R$ 25.48 on B3, a decline of 4% in the year while the Ibovespa stock index recorded appreciation of 32% in the same period. On the NYSE, Ultrapar’s shares recorded a depreciation of 8% at year-end closing at US$ 6.26, while the Dow Jones Industrial Average rose 22% in the same period. Ultrapar’s average trading volume including trading on both B3 and NYSE, was R$ 154 million/day in 2019 (+11%). Ultrapar closed the year with a market capitalization of R$ 28 billion.

On April 2019, the Company’s Extraordinary and Annual General Meeting approved a stock split of Ultrapar’s common shares, whereby one existing share now represents two shares of the same class and type. The stock split implies no alteration in Ultrapar’s capital stock and was effective on April 24, 2019.The figures in this report reflect the stock split.

In 2019, Ultrapar was a component of 11 of B3 stock indices as follows: IBOV (Bovespa), IBrA (Brasil Amplo), IBrX-50 (Brasil 50), IBrX (Brasil), ICO2 (Carbon Efficient), IGCT (Corporate Governance Trade), IGC (Shares with Corporate Governance), IGNM (Corporate Governance – Novo Mercado), ITAG (Special Tag Along), IVBX-2 (Valor BM&F Bovespa) and MLCX (Mid-Large Cap).

Dividends

Dividend history
Fiscal year	Total amount (R$ million)	Dividend per share (R$)	Payout
2019	479	0.44	119%
2018	685	0.63	60%
2017	951	0.88	62%
2016	907	0.84	58%
2015	871	0.80	58%

Ultrapar’s Corporate Bylaws requires the distribution of a minimum mandatory dividend to its shareholders of 50% of the adjusted net income. Over the past years, net income allocated to the payment of dividends averaged 60%.

In 2019, Ultrapar declared dividends of R$ 479 million, a payout of 119% on net income for the year and equivalent to a dividend yield of 2.1% on the average Ultrapar stock price. The increase in payout reflects the reduction in net income due to the non-recurring and non-cash effect relative to the impairment of goodwill at Extrafarma, as described in the “Financial Performance Analysis” section.

2019 FINANCIAL PERFORMANCE ANALYSIS

Economic and operational environment

Indicators	2019	2018	Δ(%) 2019v2018
GDP*	1.1%	1.3%	(0.2)pp
Inflation in the period	4.3%	3.8%	0.6pp
Accumulated Selic rate	5.9%	6.4%	(0.5)pp
Average exchange rate (R$/US$)	3.95	3.65	8%
Average Brent crude oil (US$/barril)	64	71	-10%

*	Focus projection from 02/07/2020 for 2019

2019 marked the first year of the new federal administration. The items of privatization, de-bureaucratization and structural reforms are indicative of the new economic team’s commitment to adjust the principal elements in the fiscal result. Congressional approval of social security reform was a major advance in this direction.

Weak inflation permitted four consecutive cuts in the Selic basic interest rate, closing 2019 at 4.50%, its lowest level on record. The IBOVESPA stock index posted an appreciation of 32%, driven by the increased demand for higher yielding assets. The average exchange rate for the year was R$ 3.95/US$ compared with R$ 3.65/US$ in 2018, an increase of 8%.

The macroeconomic scenario proved to be a challenging one in 2019. Brazilian economic activity took time to gain momentum and is expected to report a growth in GDP of 1.1%, below the 2.5% forecasted by the market early in the year. Gross debt is expected to reach 81% of the GDP compared with 77% at the end of 2018, illustrating that despite the initiatives adopted, debt is still growing faster than GDP, continuing to pressure the country risk.

Market outlook for 2020 is a GDP growth of 2.3%* with a benign inflation in the region of 3.3%* and a low Selic rate.

In relation to the fuel distribution market, ANP (Brazilian Oil, Natural Gas and Biofuels Agency) data shows sales volume rising by 4% in 2019, after remaining flat from 2013 to 2018, a reflection of the macroeconomic scenario. The recovery in the economy brings with it an outlook for an increase in the vehicle fleet and a decline in unemployment, both variables bearing a close correlation with fuel demand for light vehicles (Otto cycle).

In retail pharmacy, Abrafarma (Brazilian Association of Pharmacies and Drugstores) reported gross revenues of R$ 53 billion compared with R$ 48 billion in 2018 (+11%), with a net addition of 354 drugstores in Brazil.

At Oxiteno, prices of the principal commodities continue to be influenced by growing global supply and reflected in decreasing prices. In 2019, ethylene, palm kernel oil and MEG (Far East) reported declines of 13%, 36% and 33%, respectively.

The LPG market which had recorded stability in the past few years remained flat in 2019, volumes largely unchanged, with a slight drop of 0.4% year on year, comprising a decline of 2.4% in the first half of the year but an increase of 1.6% in the second half of the year.

Ipiranga

Ipiranga’s sales volume fell 1% in 2019, reflecting greater competition in the market, especially in the large customers segment, with a decline in diesel volumes of 4%, attenuated by an increase of 3% in fuel for light vehicles (Otto cycle). Ethanol sales volume recorded growth of 14%, while gasoline volumes were off 3%.

Net revenues at Ipiranga declined 1%, principally due to lower sales volume. Cost of goods sold was also down by 1%, due to oscillations in the average unit prices of fuels.

Sales, general and administrative expenses fell 3%, due mainly to management initiatives to reduce costs and expenses, notably freight, provisioning for losses on doubtful accounts and marketing programs in addition to lower expenses at ICONIC, where additional expenses were incurred in 2018 with the integration of the businesses.

Other operating results increased 50%, mainly reflecting extraordinary PIS/COFINS tax credits registered in 2019.

Ipiranga’s EBITDA in 2019 amounted to R$ 2,231 million, a year-over-year growth of 9%, mainly due to the reduction in expenses and non-recurring PIS/COFINS tax credits. Considering IFRS 16 adjustments and the segregation of the Holding’s expenses, Ipiranga’s EBITDA in 2019 was R$ 2,487 million.

Ipiranga invested a total of R$ 738 million in 2019, allocated to maintenance and expansion of the service station and franchise network as well as expansion of the company’s logistics infrastructure. Out of total investments, R$ 341 million was expended on property, plant and equipment and on intangible assets, R$ 327 million on contractual assets with clients (exclusive rights) and R$ 26 million on acquisitions, R$ 22 million in initial upfront costs of entitlement assets and R$ 21 million in drawdowns of financing to clients and advance payments of rentals, net of repayments.

Oxiteno

Specialty chemicals sales volume dropped 4% with lower sales across various segments due to the modest performance of the economy in Oxiteno’s Latin American markets, in addition to a decrease in exports. Commodities’ sales volume was 7% lower compared with 2018, when Oxiteno posted above average sales in this segment.

Oxiteno reported net revenues 10% lower due to a 13% decline in average dollar prices, combined with lower sales volume and in spite of the 8% devaluation of the Real against the US Dollar (R$ 0.29/US$).

Cost of goods sold decreased 6% in 2019 due to a decline in US Dollar costs of raw materials particularly ethylene and palm kernel oil combined with a reduction in sales volume, attenuated by the 8% devaluation of the Real against the US Dollar (R$ 0.29/US$).

Sales, general and administrative expenses were flat in 2019, due to lower payroll expenses and international freight charges in line with the decline in volumes in the period, attenuated by the effect of the 8% devaluation of the Real against the US Dollar on expenses of the international operations.

Oxiteno recorded an asset write-off at the Venezuelan unit of R$ 14 million in 2019 due to its decision to exit local operations. The mentioned amount impacted the results from disposal of property, plant and equipment line.

Oxiteno’s EBITDA amounted to R$ 197 million in 2019. Excluding the effect of the extraordinary tax credits in the net amount of R$ 186 million in 2018 and the asset write-off at Oxiteno Andina of R$ 14 million in 2019, the reduction on an annual comparative basis was 52% due principally to the lower level of unit margins in US Dollars in the period and the decrease in sales volume. Considering IFRS 16 adjustments and the segregation of the Holding’s expenses, Oxiteno’s EBITDA in 2019 was R$ 222 million.

Oxiteno invested R$ 249 million in 2019, mainly allocated to investments in the new specialty chemicals plant in the United States and to maintenance of its productive units.

Ultragaz

Total sales volume fell 1% in 2019, reflecting weaker demand and the temporary interruption in the supply of LPG, partially offset by the addition of new resellers and growth in the sale of special gases.

Net revenues at Ultragaz increased 1% in 2019, mainly due to LPG price readjustments. The cost of goods sold registered a reduction of 1%, due to lower sales volume in the period.

Sales, general and administrative expenses recorded an increase of 14% in the year due to provisions for losses on doubtful accounts in 2019 compared to a reversal in 2018.

Ultragaz’s EBITDA amounted to R$ 536 million in 2019. Excluding the effect of the payment of a fine following the decision by the Brazilian Anti-Trust Authority - CADE to reject the proposed acquisition of Liquigás in 2018, there was a year-over-year reduction of 2%, principally due to lower sales volume in the period and higher provisioning for losses on doubtful debts. Considering IFRS 16 adjustments and the segregation of the Holding’s expenses, Ultragaz’s EBITDA in 2019 was R$ 587 million.

Ultragaz invested R$ 230 million in 2019, allocated mainly to clients in the bulk segment, replacement and acquisition of gas bottles and maintenance of the logistics infrastructure and filling stations.

Ultracargo

Ultracargo’s average storage in 2019 increased 3% year-over-year mainly due to greater fuel handling at Suape, Itaqui and Santos.

Net revenues grew 10% in 2019, driven by the increase in handling and contractual readjustments. The cost of services provided posted a growth of 11% due to higher one-off expenditures with maintenance, materials, services and payroll linked to the expansion in capacity at the Santos terminal.

Sales, general and administrative expenses were 18% up due mainly to higher payroll expenses and the non-recurring effect of receipt of credits in 2018 relating to the incorrect collection of a port management fee in the amount of R$ 8 million.

The other operating results line amounted to R$ 62 million negative in 2019, the result of the provision for the payment of the Conduct Adjustment Agreement (“TAC”), signed with the Public Prosecutor’s Office in 2019 of R$ 66 million.

Ultracargo reported an EBITDA of R$ 130 million in 2019, impacted by the R$ 66 million of the TAC. Excluding the effect of the TAC, Ultracargo’s EBITDA was R$ 196 million, a growth of 10% compared to 2018, reflecting increased handling and average price, in turn due to contractual readjustments, despite the higher costs and expenses with the startup of operations in expanded capacity at the Santos terminal. Considering IFRS 16 adjustments and the segregation of the Holding’s expenses, EBITDA in 2019 was R$ 165 million.

Ultracargo invested R$ 252 million in 2019, mainly allocated to the expansion of the Itaqui and Santos terminals, the Vila do Conde terminal concession grant, the acquisition of land in Santos and the adaptation and maintenance of existing infrastructure.

Extrafarma

Extrafarma opened 29 new stores and closed 46 in 2019, a reduction of 4% in the network. At the end of the period maturing stores (with three years or less of operations) accounted for 45% of the network, a reflection of the pace of expansion in recent years.

Gross revenues increased by 2% in 2019 as a result of sales growth both in the wholesale and retail segments due mainly to the annual readjustment in medicine prices and a greater average number of stores, partially offset by the intensely competitive trading environment and the closing down of underperforming stores.

The cost of goods sold rose 3% in 2019 due to sales growth and the annual readjustment in medicine prices. Gross profit reached R$ 598 million, a drop of 1%, due to a very competitive trading environment.

Sales, general and administrative expenses increased 6% in 2019, reflecting higher levels of depreciation, following investments made in recent years and the impact of closing down underperforming stores. Excluding these effects, sales, general and administrative expenses would have risen 4% year-over-year.

The other operating results totaled R$ 31 million in 2019, largely due to the booking of non-recurring PIS/COFINS tax credits and credits arising from social security contributions.

Extrafarma recorded the write-off of investments due to the closing of stores in the amount of R$ 19 million, which impacted result from disposal of plant property and equipment.

Moreover, it was also recorded an impairment of goodwill on the acquisition amounting to R$ 593 million in 2019, with no cash effect, as a consequence of the worse than expected results compared to the original business plan.

EBITDA at Extrafarma amounted to R$ 660 million negative. Excluding the effects of impairment and the closing of underperforming stores, EBITDA would be R$ 47 million negative, in line with the same item for 2018, a function mainly of the effects related to the stabilization of the new retailing system in 2018 and non-recurring credits in 2019, attenuated by the competitive environment. Considering IFRS 16 adjustments and the segregation of the Holding’s expenses, EBITDA in 2019 would have been R$ 566 million negative or R$ 47 million, excluding impairment charges and the write-off of investments.

Extrafarma invested R$ 89 million in the year. The amount was allocated in large part to the new distribution center in São Paulo – unveiled in August – translating into reduced logistics expenses and a better level of service for operations in the state. Investment was also expended on store opening and remodeling together with IT projects.

Ultrapar

Performance comparision
R$ million	2019 IFRS 16	2019	2018	Δ(%) 2019v2018

Net revenue from sales and services	89,298	89,298	90,698	-2%
(-) Cost of goods sold and services provided	(83,187)	(83,201)	(84,537)	-2%
(=) Gross profit	6,111	6,097	6,161	-1%
(-) Selling, marketing, general and administrative expenses	(4,367)	(4,421)	(4,297)	3%
(-) Other operating income, net	180	180	58	212%
(-) Income from disposal of property	(30)	(32)	(22)	-43%
(-) Impairment	(593)	(593)	—	na
(=) Operating income	1,301	1,230	1,899	-35%
(-) Financial result	(507)	(380)	(114)	235%
(-) Share of profit of subsidiaries, joint ventures and associates	(12)	(12)	(15)	-18%
(=) Income before income and social contribution taxes	782	838	1,771	-53%
(-) Income before income and social contribution taxes	(379)	(398)	(639)	-38%
(=) Net income	403	440	1,132	-61%

(=) Net income ex non-recurring*	869	906	1,046	-13%

*	Excluding non-recurring effects:

•

2018: break up fee of R$ 286 million following the rejection of the proposed acquisition of Liquigás and tax credits due to the exclusion of ICMS from the PIS/COFINS tax calculation base at Oxiteno for the net amount of R$ 186 million in EBITDA and R$ 153 million in financial result

•	2019: TAC of R$ 66 million at Ultracargo, impairment at Extrafarma of R$ 593 million and asset write-off at Oxiteno Andina of R$ 14 million

Net revenues from sales and services

Ultrapar reported net revenues from sales and services of R$ 89,298 million in 2019, a decline of 2% compared with 2018, mainly the result of a decrease in revenues at Ipiranga and Oxiteno.

Cost of goods sold and services provided

Ultrapar recorded a cost of goods sold and services provided of R$ 83,201 million in 2019, a reduction of 2% in relation to 2018, due to the decrease in costs at Ipiranga, Oxiteno and Ultragaz.

Gross profit

Ultrapar registered a gross profit of R$ 6,097 million in 2019, a 1% reduction compared to 2018, due to reduced aggregate profit of Oxiteno and Extrafarma.

General and administrative expenses, with sales and marketing

Ultrapar’s general, administrative expenses with sales and marketing recorded an increase of 3%, due to the effects of inflation on expenses and factors specific to each one of the businesses.

Other operating income

Ultrapar reported net revenue of R$ 180 million in 2019, an increase of 212% compared with 2018, reflecting the booking of tax credits, attenuated by the TAC at Ultracargo.

Result from the disposal of plant, property and equipment

A total of R$ 32 million with expenses on the sale of plant, property and equipment due mainly to the write-off of investments due to the closing of stores in the amount of R$ 19 million and to the asset write-off at Oxiteno Andina of R$ 14 million in 2019.

Impairment

The record of R$ 593 million in this line refers to impairment of goodwill on the acquisition of Extrafarma.

EBITDA calculation from net income – R$ million

Performance comparision
R$ million	2019 IFRS 16	2019	2018	Δ(%) 2019v2018
(=) Net income	403	440	1,132	-61%
(=) Net income ex non-recurring*	869	906	1,046	-13%
(+) Income and social contribution taxes	379	398	639	-38%
(+) Financial result	507	380	114	235%
(+) Depreciation and Amortization	1,145	851	812	5%
(=) EBITDA	2,433	2,069	2,697	-23%
(+) Cash flow hedge of bonds	12	12	—	na
(+) Amortization of contractual assets with customers – exclusive rights (Ipiranga)	355	355	372	-4%
(=) Adjusted EBITDA	2,800	2,436	3,069	-21%
(=) Adjusted EBITDA ex non-recurring*	3,473	3,109	3,169	-2%

*	Excluding non-recurring effects:
•

2018: penalty fee of R$ 286 million following the rejection of the proposed acquisition of Liquigás and tax credits due to the exclusion of ICMS from the PIS/COFINS tax calculation base at Oxiteno for the net amount of R$ 186 million in EBITDA and R$ 153 million in financial result

•	2019: TAC of R$ 66 million at Ultracargo, impairment at Extrafarma of R$ 593 million and asset write-off at Oxiteno Andina of R$ 14 million

Adjusted EBITDA

Adjusted EBITDA excluding non-recurring items was R$ 3,109 million in 2019, a reduction of 2% in relation to 2018. Considering the IFRS 16, Adjusted EBITDA excluding non-recurring items in 2019 was R$ 3,473 million.

Depreciation and amortizations¹

Total costs and expenses with depreciation and amortization in 2019 was R$ 1,207 million, a growth of 2% compared with 2018, due to investments in the period.

¹ Includes amortization of contractual assets with clients – exclusive rights

Operating profit

Ultrapar posted an operating profit of R$ 1,230 million in 2019, 35% less than 2018, due to lower operating profits at Oxiteno, Ultracargo and Extrafarma.

Financial result

Ultrapar’s financial result was a net expense of R$ 380 million in 2019, R$ 267 million greater than recorded in 2018, due principally to the booking in 2018 of interest on tax credits with respect to the exclusion of ICMS from the PIS/COFINS tax calculation, in the amount of R$ 153 million, and the effects of FX variation.

Net income

In 2019, Ultrapar posted net income, excluding non-recurring items, of R$ 906 million, a year-over-year reduction of 13%, mainly reflecting the reduction in EBITDA in the period and higher financial expenses. Considering IFRS 16, Ultrapar’s net income excluding non-recurring items in 2019 was R$ 869 million.

Debt

Ultrapar ended the fiscal year 2019 with a gross debt of R$ 14,393 million and R$ 5,712 million in cash/cash equivalents, translating into net debt of R$ 8,681 million, an increase of R$ 469 million compared with 2018. Net debt at the end of 2019 corresponds to 2.9x EBITDA for the last 12 months, excluding Extrafarma’s impairment costs, compared with 2.7x at year-end 2018.

Investments and outlook

Organic investments by business - R$ million

Ultrapar’s investments in 2019, net of divestments and repayments, amounted to R$ 1.6 billion, a reduction of 19% compared to the amount invested in 2018.

The Company’s 2020 investment plan totaled R$ 1.8 billion and reinforces the commitment to sustainable growth of the businesses and selectivity in capital allocation.

At Ipiranga, the approved investment limit is R$ 873 million, approximately 60% of this directed towards expansion of: (i) the service station network, (ii) the logistics infrastructure, with the construction of two logistics facilities and the concessions won in Belém (PA), Cabedelo (PB) and Vitória (ES), and (iii) company-operated stores and new franchises at am/pm and Jet Oil. The remaining 40% will be expended on maintenance and modernization of its activities, mainly in the renewal of contracts with clients, logistics infrastructure and technology to support the operations.

The approved investment of R$ 228 million for Oxiteno will be allocated mainly to maintenance and safety of its industrial units, R&D and improvements of information technology systems.

Investments at Ultragaz will amount to R$ 314 million to attract new clients in the bottled and bulk segments, for replacement and acquisition of LPG bottles to support the volume growth, expansion and maintenance of the filling plants and information technology.

Ultracargo is expected to invest R$ 238 million, mainly in the construction of the Vila do Conde (PA) terminal as well as expansion of the Itaqui (MA) and Suape (PE) terminals together with investments in ongoing improvements in safety, infrastructure and maintenance at the terminals.

Extrafarma plans on investing R$ 53 million mainly in technology platform, in the network expansion and logistics infrastructure, notably with the opening of a new distribution center in the Northeast region, as well as drugstore maintenance and renovation.

Relationship with the Independent Auditors

The Company has a policy for hiring services of the independent auditors, attached to the Audit and Risks Committee’s internal bylaws, which guarantees that there is no conflict of interest, loss of independence or objectivity of the auditing services of the financial statements rendered by the independent auditors.

Pursuant to CVM Instruction 381/2003, we inform that during the fiscal year of 2019, we contracted work from our independent auditors unrelated to the auditing of the financial statements, which represented 17% of the global remuneration in fees for the external audit services. Services rendered relate to the revision of the Tax Accounting Bookkeeping, auditing for the issuance of comfort letter in connection with the notes offering process, issuance of appraisal report for corporate transaction and revision of extemporaneous tax credits, which totaled an amount of R$ 1,693 thousand. The period for rendering these services was less than one year. Such services did not affect the independence and objectivity necessary for the performance of the financial statement audit services.

Our independent auditors declared to the Management of the Company that the services rendered did not affect the independence and objectivity necessary for the performance of the financial statement audit services

Ultrapar – Shareholders’ Meeting Manual

EXHIBIT III – ITEM 10 OF THE REFERENCE FORM (MD&A)

10.1—Management discussion & analysis:

Introduction

You should read this discussion together with our consolidated financial statements, filed with the CVM on February 19, 2020, including the notes thereto, and other financial information included elsewhere in this document.

a. General financial and equity conditions

Company overview

With more than 80 years of history, Ultrapar occupies positions of leadership in the five business segments in which it operates:

•	the LPG distribution business, conducted by Ultragaz;

•	the fuels distribution business, conducted by Ipiranga;

•	the chemical and petrochemical business, conducted by Oxiteno;

•	the storage for liquid bulk business, conducted by Ultracargo; and

•	the retail pharmacy business, conducted by Extrafarma.

Ipiranga is one of the largest fuel and lubricants networks in the country, Ipiranga offers an increasingly complete and digitized network of more than 7 thousand service stations as well as one of the largest convenience store franchises in Brazil, the am/pm franchise, with 2.4 thousand stores and four distribution centers. It also has the major loyalty program in Brazil, KMV, with more than 32 million participants at the end of 2019. Oxiteno occupies the leadership position in Latin America in the production of surfactants and specialty chemicals and recently started operating a plant in the United States increasingly expanding its international footprint. In addition to this new industrial unit, it operates six plants in Brazil, three in Mexico and one in Uruguay. Oxiteno has commercial offices in Argentina, Belgium, China and Colombia. Ultragaz is a pioneer and leader in the domestic market for distribution of Liquefied Petroleum Gas (LPG), it is also a benchmark in innovation and in creating new solutions for the use of the product. It has a distribution infrastructure of 18 filling bases, 17 satellite bases, a network of 5.3 thousand Ultragaz resellers and approximately 55 thousand clients in the bulk segment. It has a modern research and development laboratory dedicated to special gases, a segment which it has a leadership position. Ultracargo is the largest provider of storage for liquid bulk in Brazil, with a presence in six ports at strategic locations in the Northeast, Southeast and South regions. Extrafarma operates in pharmaceutical distribution and retailing with 416 stores, three distribution centers and more than 6 thousand employees. With its roots in the states of the North and the Northeast regions, today it is located in 11 Brazilian states.

2019

We began the year with an optimistic view in relation to the economic growth of Brazil and its positive effects on the business environment, an outlook which already proved unrealistic in the first few months of the year given the delay of executing the federal administration’s reform package. Despite this, even with lower growth than initially anticipated, there were important signs indicating a more dynamic macroeconomic environment, with lower interest rates, inflation under control and further announcements of additional privatizations and tender bids.

We ended 2019 with an Adjusted EBITDA of R$ 3.1 billion, practically stable in relation to 2018, with an operational cash generation after investments of R$ 1.7 billion and a net income of R$ 906 million, of which R$ 479 million were paid out via dividends to our shareholders. These amounts exclude IFRS 16, the impairment of R$ 593 million with respect to the goodwill generated on the acquisition of Extrafarma, and a further write down of R$ 14 million on the sale of Oxiteno Andina and the Conduct and Adjustment Agreement (“TAC”) of R$ 66 million at Ultracargo. Ultrapar closed 2019 with total assets of R$ 29.7 billion and total equity of R$ 9.9 billion, both excluding the effects of IFRS 16.

In 2019, we extended our debt profile, raising US$ 500 million in notes in the international market with a ten-year maturity, and using the proceeds for liability management. The reduction in our financial leverage remains an important objective and, in this context, we continue to be selective in the allocation of capital, albeit without sacrificing growth.

2018

A series of atypical events characterized 2018, reducing the stability and predictability of operations in several sectors. Our results in the first quarter of 2018 were impacted by the contractual fine following the Brazilian Anti-Trust Authority’s (CADE) rejection of the Liquigás acquisition. In addition, competition in the trading environment for the fuels distribution sector continued intense given fuel imports during the period. The second quarter saw both the truckers’ strike—which brought the country to a standstill and affected almost all the sectors of the economy weakening confidence among both consumers and business. However, following the outcome of the general elections, confidence levels resumed growth.

Economic recovery prior to the strike was enough to allow two further reductions of 0.25 p.p. each in the basic rate of interest, which was 7.0% at the end of 2017 and has remained stable at 6.5% per annum since March 2018. The average Real/Dollar rate in 2018 was R$ 3.65/US$ compared with R$ 3.19/US$ in 2017, a 14% increase.

The decision of members of OPEC+ to cut oil production was sufficient to drive up prices until September. From October, oil prices began to decline with the announcement of increased output in the United States and continuing high inventory levels. At the end of the year, a barrel of oil was priced at US$ 53/barrel (Brent), a 20% drop in the year.

In 2018, the number of registered light vehicles resumed growth totaling 2.5 million, a year-over-year increase of 14%. ABIQUIM data for chemicals for industrial applications recorded a drop of 1% in 2018 in National Apparent Consumption. In the retail pharmacy sector, Abrafarma members’ data shows that sales grew by 8% in 2018.

To meet this scenario of challenges and uncertainties, Ultrapar revisited its investment plan seeking to be more selective and assertive in capital allocation, preserving its cash and adjusting its existing structures in readiness for a resumption in growth. As a consequence, the Company ended the year with increased liquidity ratios compared with 2017 and a reduction in leverage compared to the peak of 2.9x recorded in September 2018.

2017

	2018	2017	2016
Current ratio	2,6	2,2	2,4
Quick ratio	2,0	1,7	1,9
Net debt/Adjusted EBITDA	2,7x	1,8x	1,4x

After two difficult years in deep recession, Brazilian GDP started 2017 in a downward trend, with gradual recovery of the economic activity throughout the year. The early expectations on the economy resumption were gradually confirmed by an increase in real average income and stable unemployment rates. The beginning of the economic situation upturn allowed continued reduction of the basic interest rate, which dropped from 13.75% at year end 2016 to 7.00% in 2017. The average price of the US Dollar relative to the Brazilian Real in 2017 was R$ 3.19 vis-à-vis R$ 3.49 in 2016, a 9% drop. After four years of decreasing indicators, the number of light vehicles registered resumed growth and reached 2.2 million units, up 9% from 2016. The decision of OPEC members to reduce oil production until November 2018 influenced the international oil price, which was US$ 55/barrel (Brent) when 2017 began and reached year end at US$ 67/barrel, up 21%. In the petrochemical market, ABIQUIM data show a 6% increase in National Apparent Consumption in 2017. As for pharmaceuticals retailing, Abrafarma data show 9% bigger gross revenue in 2017. In 2017, Ultrapar’s net sales and services amounted to R$ 80.0 billion, EBITDA amounted to R$ 4,063.5 million and net earnings amounted to R$ 1,573.9 million. Net debt to EBITDA ratio in the end of 2017 was 1.8 times. Ultrapar ended 2017 with total assets of R$ 28.3 billion and shareholders’ equity of R$ 9.7 billion.

b. Capital structure and possibility of redemption of shares

Capital structure

Ultrapar’s capital as of December 31, 2019 amounted to R$ 5,171.8 million, composed by 1,112,810,192 common shares, without par value. On February 26, 2020, 2,108,542 new common shares were issued as a result of the partial exercising of the subscription warrants for the acquisition of Extrafarma, approved by the extraordinary general shareholders meeting of January 31, 2014. As a result, the Company’s capital stock on March 15, 2020 is divided into 1,114,918,734 common shares with no par value.

2019

Ultrapar reached year end 2019 with R$ 14,392.7 million in gross debt and R$ 5,712.1 million in total cash, getting to R$ 8,680.6 million net debt, an increase of R$ 469 million in relation to 2018. On December 31, 2019, shareholders’ equity amounted 2.9x of EBITDA of last twelve months, non-considering impairment of Extrafarma, comparing to 2.7x at the end of 2018.

2018

Ultrapar reached year end 2018 with R$ 15,206.1 million in gross debt and R$ 6,994.4 million in total cash, getting to R$ 8,211.7 million net debt, an increase of R$ 991.1 in relation to 2017. On December 31, 2018, shareholders’ equity amounted to R$ 9,800.0 million, resulting in a net debt to shareholders’ equity ratio of 84%.

2017

Ultrapar reached year end 2017 with R$ 13,590.6 million in gross debt and R$ 6,369.9 million in total cash, getting to R$ 7,220.7 million net debt, an increase of R$ 1,505.4 in relation to 2016. On December 31, 2017, shareholders’ equity amounted R$ 9,624.0 million, resulting in a net debt to shareholders’ equity ratio of 75%.

(R$ million)	2019	% of shareholders’ equity	2018	% of shareholders’ equity	2017	% of shareholders’ equity
Gross debt	14,392.7	146%	15,206.1	155%	13,590.6	141%
Cash and financial investments	5,712.1	58%	6,994.4	71%	6,369.9	66%
Net debt	8,680.6	88%	8,221.7	84%	7,220.7	75%

c. Capacity to meet our financial commitments

Our principal sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. We believe that these sources are sufficient to satisfy our current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

Periodically, we assess the opportunities for acquisitions and investments. We consider different types of investments, either directly or through joint ventures, or associated companies, and we finance such investments using cash generated from our operations, debt financing, through capital increases or through a combination of these methods.

We believe we have sufficient working capital to satisfy our current needs. In addition to the cash flow generated from our operations during the year, as of December 31, 2019, we had R$ 5,712.1 million in cash, cash equivalents and short-term investments. The gross indebtedness due between January and December 2020, including estimated interests on loans, totals R$ 1,532.0 million. Furthermore, the investment plan for 2020 totals R$ 1,770.7 million.

We anticipate that we will spend approximately R$ 16.0 billion in the next five years to meet long-term contractual obligations, including the amortization of existing loans and financings, and respective payment of interests, as well as the 2020 budgeted capital expenditures.

(R$ million)	2020 - 2024
Contractual obligations	1,676,8
Investment plan for 2019	1,770.7
Financing¹	9,845.0
Estimated interest payments on financing ²	2,328.3
Hedging instruments ³	404.1
Total	16,024.9

¹	Does not include currency and interest rate hedging instruments.
²

Includes estimated interest payments on short-term and long-term loans. Information of our derivative instruments is not included. To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) DI of % 4.40% to 2020, 4.95% to 2021, 5.57% to 2022 and 6.01% to 2023, (ii) exchange rate of the Real against the U.S. dollar of R$ 4,05 in 2020, R$ 4.17 in 2021, R$ 4.33 in 2022, R$ 4.52 in 2023, R$ 4.73 in 2024, R$ 4.93 in 2025, R$ 5.13 in 2026, R$ 5.34 in 2027, R$ 5.56 in 2028 and R$ 5.78 in 2029 (iii) TJLP of 5.57%, (iv) IGP-M of 4.18% in 2020, 3.99% in 2021, 3.75% in 2022, 3.58% as from 2023 and (v) IPCA of 3.46% in 2020, 3.45% in 2021, 3.50% in 2022 and 3.25% as from 2023 (source: B3, Bulletin Focus and financial institutions).

³

The currency and interest rate hedging instruments were estimated based on projected U.S. dollar futures contracts and the futures curve of DI x Pre and DI x IPCA contracts quoted on B3 as of December 28, 2019 and on the futures curve of LIBOR (ICE – Intercontinental Exchange) on December 31, 2019. In the table above, only hedging instruments expected to generate losses at the time of settlement were considered.

See “Item 10.1.f. Indebtedness level and debt profile”, “Item 10.8.b. Other off-balance sheet arrangements” and “Item 10.10.a.i. Quantitative and qualitative description of the investments in progress and the estimated investments” for further information.

We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness.

d. Sources for financing working capital and investments in non-current assets

We reported cash flow from operating activities of R$ 2,924.9 million, R$ 2,889.0 million and R$ 1,739.0 million in 2019, 2018 and 2017, respectively. In 2019, we continue to implement initiatives to optimize working capital and be more selective in capital allocation, which contributed to stabilize the cash flow of Ultrapar comparing to 2018, despite the lower result. The increase observed in 2018 is mainly due to optimization in the businesses working capital as well as higher compensation of tax credits during the year. In 2017, net cash provided by operating activities was R$774.6 million lower than that of 2016 (31% decrease), mainly due to the 6% reduction of the Adjusted EBITDA year-over-year and the increase in investment in working capital given the volatility observed in LPG and fuels’ acquisition prices.

Cash flow from investing activities was of R$ 1,835.3 million in 2019, of which R$ 555.4 million in financial investments net of redemptions and R$ 1,279.9 million in acquisition of to property, plant and equipment, intangible assets, capital increase in invested companies and initial direct costs of right to use assets, net of disposals. Cash flow from investing activities was of R$$ 3,177.6 million in 2018, of which R$ 1,669.9 million in financial investments net of redemptions (reallocation of resources from cash equivalents, maintaining their immediate liquidity), and R$ 1,507.7 million in acquisition of companies, additions to property, plant and equipment, intangible assets and capital increase in invested companies, net of disposals. Cash flow from investing activities was R$ 1,371.8 million in 2017, of which R$ 60.9 million in net redemptions from financial investments, and R$ 1,432.6 million in additions to property, plant and equipment, intangible assets and capital increase in invested companies, net of disposals. Besides that, in 2019, 2018 and 2017 were invested R$ 330.1 million, R$ 390.2 million and R$ 529.7 million respectively on contractual assets with clients (exclusive rights).

Net cash from financing activities totaled a cash usage of R$ 2,922.2 million for 2019 and R$ 801.0 million for 2018, and a cash generation of R$ 340.3 million for 2017. In 2019, cash flow used by financing activities decreased in R$ 2,121.2 million compared to 2018, mainly due to lower fund-raising of new loans and higher amortization of interest, specially the installment related to a financing contracted in 2013 with bullet repayment of interest at maturity. In 2018, cash flow used by financing activities decreased in R$ 1,141.3 million compared to 2017, mainly due to the growth of use of resources for amortization of debt. In 2017, cash flow used by financing activities decreased in R$ 588.0 million compared to 2016, mainly due to the growth of use of resources for amortization of debt, partially offset by an increase of R$ 833.8 million, which strengthened the cash position.

Accordingly, cash and cash equivalents totaled R$ 2,115.4 million in 2019, R$ 3,939.0 million in 2018 and R$ 5,002.0 million in 2017.

e. Sources for financing working capital and investments in non-current assets to be used in case of deficiencies in liquidity

In 2019, 2018 and 2017, we did not present deficiencies in liquidity. We believe that Ultrapar has own resources and operational cash generation sufficient to finance its needs for working capital and investments estimated for 2020. In addition, if necessary, we have access to third party financing resources.

f. Indebtedness level and debt profile

Our total indebtedness, considering all current liabilities and non-current liabilities, dropped by 4%, from R$ 20,699.4 million as of December 31, 2018 to R$ 19,818.6 million as of December 31, 2019 excluding IFRS 16 adjustments. Considering IFRS 16 adjustments, the total liabilities in 2019 was R$ 21,360.3 million.

Our gross financial debt dropped by 5% from R$ 15,206.1 million as of December 31, 2018 to R$ 14,439.7 million as of December 31, 2019. Our short-term financial debt was equivalent to 8% of our gross debt as of December 31, 2019 and to 15% as of December 31, 2018.

The table below shows our financial indebtedness for each period:

Loans	Currency	Weighted average financial charges as of December 31, 2019	Principal amount of outstanding debt and accrued interest as of
			12/31/2019	12/31/2018	12/31/2017
Foreign currency – denominated loans:
Foreign loan (*)	US$	LIBOR (1) + 0.9%	608.7	582.1	788.8
Foreign loan (*)	US$	+3.9%	1,057.4	985.3	259.0
Foreign loan	US$	LIBOR (1) + 2.1%	243,8	234.4	298.9
Financial institutions	US$	LIBOR (1) + 2.5%	604.7	620.6	330.8
Advances on foreign exchange contracts	US$	+3.2%	—	11.7	44.5
Financial institutions	US$	+2.9%	132.4	127.3	106.7
Foreign currency advances delivered	US$	+2.9%	—	1.5	26.1
Financial institutions	MX$(2)	+9.0%	41.2	27.8	27.0
Financial institutions	MX$(2)	TIIE (2) + 1.5%	—	4.0	3.4
BNDES	US$	+6.5%	0.2	2.6	4.5
Financial institutions	Bs$(7)		—	—	0.6
Notes in the foreign market (*)	US$	+5.3%	4,213.7	2,889.6	2,454.1
Brazilian Reais – denominated loans:
Debentures – Ipiranga (4, 6 and 8)	R$	105.0% of CDI	1,868.6	2,039.7	2,836.7
Banco do Brasil – floating rate	R$	107.3% of CDI	611.3	2,614.7	2,794.3
Debentures—5th and 6th issuance (2 and 7)	R$	105.3% of CDI	1,752.1	1,757.0	817.7
Debentures – CRA (1, 3 and 5)	R$	95.8% of CDI	2,036.6	2,029.5	1,380.9
Debentures – CRA (1, 3 and 5) (*)	R$	IPCA + 4.6%	941.6	833.2	554.4
Debentures – Tequimar	R$	+6,5%	89.3	—	—
BNDES	R$	TJLP (3) + 2.4%	62.6	147.9	206.4
BNDES	R$	SELIC (6) + 2.3%	30.4	51.5	69.4
Finance leases	R$	IGP-M (5) + 5.6%	—	—	48.5
FINEP	R$	+4.0%	12.8	22.6	35.6
FINEP	R$	TJLP (3) + 1.5%	41.3	53.2	32.7
Bank Credit Bill	R$	124.0% of CDI	—	50.1	—
Banco do Nordeste do Brasil	R$	8.5% (4)	10.0	15.8	28.1
BNDES	R$	+6.0%	3.9	14.1	26.3
FINAME	R$	TJLP (3)+5.7%	0.0	—	0.1
Export Credit Note – floating rate	R$	CDI	—	—	157.7
BNDES EXIM	R$	TJLP (3)	—	—	62.8
BNDES EXIM	R$	SELIC (6)	—	—	30.9

Total loans			14,362.7	15,116.1	13,426.9
Currency and interest rate hedging instruments (**)			30.0	43.9	163.7

Total			14,392.7	15,160.1	13,590.6

(*)	These transactions were designated for hedge accounting (see note 34.h of the consolidated financial statements).
(**)	Accumulated losses (see note 34.l of the consolidated financial statements).
(1)	LIBOR – London Interbank Offered Rate.
(2)	MX$—Mexican peso; TIIE—Mexican interbank balance interest rate.
(3)	TJLP (Long-Term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. As of December 31, 2019, TJLP was fixed at 5.57% p.a.
(4)

Contract linked to the rate of FNE fund (Northeast Constitutional Financing Fund) whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. As of December 31, 2019, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.

(5)	IGP-M = General Index of Market Prices of Brazilian inflation, calculated by the Fundação Getúlio Vargas.
(6)	SELIC – basic interest rate set by the Brazilian Central Bank.
(7)	Bs$ = Bolívar.

The changes in loans, debentures and finance leases are shown below:

Balance as of December 31, 2018	15,116.1
New loans and debentures with cash effect	2,105.7
Interest accrued	845.8
Principal payment and financial leases	(2,644.7)
Interest payment	(1,469.8)
Monetary and exchange rate variation	296.4
Change in fair value	113.0

Balance as of December 31, 2019	14,362.7

Our consolidated debt as of December 31, 2019 had the following maturity schedule:

Year	Maturities
(R$ million)
2020	1,117.4
2021	1,424.8
2022	3,115.5
2023	3,452.0
2024	765.3
2025 thereafter	4,517.8

Total	14,392.7

See “Item 10.1.c. Capacity to meet our financial commitments”.

i.	Relevant loan and financing contracts

Notes in the foreign market

On October 6, 2016, the subsidiary Ultrapar International issued US$ 750 million in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p.a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedging instruments for this transaction (see note 34.h.3 of the consolidated financial statements).

On June 6, 2019, the Ultrapar International subsidiary issued US$ 500 million (equivalent to R$ 2,015.4 million as of December 31, 2019) in notes in the overseas market, maturing in June 2029 with an interest rate of 5.25% p.a., paid semiannually. The price of issuance was 100% of the face value of the note. The notes were guaranteed by the Company and the IPP subsidiary. The Company has designated hedging instruments for this transaction (see explanatory note 34.h.3).

On June 21, 2019, the Ultrapar International subsidiary repurchased US$ 200 million (equivalent to R$ 806.1 million as of December 31, 2019) of the notes in the foreign market maturing October 2026.

As a result of the issuance of the notes in the foreign market, the Company and its subsidiary are required to perform certain obligations, including:

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and Ipiranga.

•	Restriction on encumbrance of assets exceeding US$ 150 million (equivalent to R$ 604.6 million as at December 31, 2019) or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

Foreign loans

1) The subsidiary IPP has foreign loans in the amount of US$ 395 million (equivalent to R$ 1,592,127 as of December 31, 2019). IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 104.4% of CDI (see note 34.h.1 of the consolidated financial statements). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by Ultrapar.

The maturity of the foreign loans is distributed as follows:

Maturity	US$ (million)	R$ (million)	Cost in % of CDI
Charges¹	18.4	74.0	—
Jul/21	60.0	241.8	101.8
Jun/22	100.0	403.1	105.0
Jul/23	50.0	201.5	104.8
Sep/23	60.0	241.8	105.0
Sep/23	65.0	262.0	104.7
Nov/23	60.0	241.8	104.5

Total / average cost	413.4	1,666.1	104.4

¹	Includes interest and transaction costs.

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated EBITDA, at less than or equal to 3.5.

•	Maintenance of a financial ratio, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

Ultrapar is compliant with the levels of covenants required by these loans. The restrictions imposed on Ultrapar and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

2) The subsidiary Global Petroleum Products Trading Corporation has a foreign loan in the amount of US$ 60 million (equivalent to R$ 241.8 million as of December 31, 2019) with maturity on June 22, 2020 and interest rate of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of CDI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno Nordeste.

3) The subsidiary LPG International Inc. had a foreign loan in the amount of US$ 30 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a., paid quarterly. The foreign loan was guaranteed by the Company and its subsidiary IPP. The subsidiary settled on the maturity date.

Debentures

1) In November 2019, the Tequimar subsidiary made its first issuance of debenture in a single series of 90,000 simple debentures, nonconvertible in shares, of the unsecured type, with the principal characteristics as follows:

Unit par value: R$ 1,000.00

Final maturity: November 19, 2024

Repayment of principal amount: Bullet payment on final maturity

Interest: 6.47%

Payment of interest: Semi-annually

Renegotiation: Not applicable

2) In December 2018, the subsidiary IPP carried out its eighth issuance of debentures in the amount of R$ 900,000, in two series, being one of 660,000 and another of 240,000, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The financial settlement occurred on December 21, 2018. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

1st series

Principal amount: R$ 660,000,000.00

Unit par value: R$ 1,000.00

Maturity date: December 18, 2023

Repayment method: Lump sum at final maturity

Interest: 97.5% of CDI

Payment of interest: Semi-annually

Reprice: Not applicable

2nd series

Principal amount: R$ 240,000,000.00

Unit par value: R$ 1,000.00

Maturity date: December 15, 2025

Repayment method: Lump sum at final maturity

Interest: IPCA + 4.61%

Payment of interest: Annually

Reprice: Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.1% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

3) In March 2018, the Company made its sixth issuance of debentures in a single series of 1,725,000, simple, non-convertible into shares, nominative, book-entry and unsecured debentures which main characteristics are:

Principal amount: R$ 1,725,000,000.00

Unit par value: R$ 1,000.00

Maturity date: March 5, 2023

Repayment method: Lump sum at final maturity

Interest: 105.25% of CDI

Payment of interest: Semi-annually

Reprice: Not applicable

4) In October 2017, the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077 thousand, in two series of 730,384 and 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Vert Créditos Ltda, that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

1st series

Principal amount: R$ 730,384,000.00

Unit par value: R$ 1,000.00

Maturity date: October 24, 2022

Repayment method: Lump sum at final maturity

Interest: 95.0% of CDI

Payment of interest: Semi-annually

Reprice: Not applicable

2nd series

Principal amount: R$ 213,693,000.00

Unit par value: R$ 1,000.00

Maturity date: October 24, 2024

Repayment method: Lump sum at final maturity

Interest: IPCA + 4.34%

Payment of interest: Annually

Reprice: Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

5) In July 2017, the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Principal amount: R$ 1,500,000,000.00

Unit par value: R$ 1,000.00

Maturity date: July 28, 2022

Repayment method: Annual as from July 2021

Interest: 105.0% of CDI

Payment of interest: Annually

Reprice: Not applicable

6) In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two series of 660,139 and 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Principal amount: R$ 660,139,000.00

Unit par value: R$ 1,000.00

Maturity date: April 18, 2022

Repayment method: Lump sum at final maturity

Interest: 95.0% of CDI

Payment of interest: Semi-annually

Reprice: Not applicable

Principal amount: R$ 352,361,000.00

Unit par value: R$ 1,000.00

Maturity date: April 15, 2024

Repayment method: Lump sum at final maturity

Interest: IPCA + 4.68%

Payment of interest: Annually

Reprice: Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

7) In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Principal amount: R$ 500,000,000.00

Unit par value: R$ 1,000,000.00

Maturity date: May 25, 2021

Repayment method: Amortizing annually, beginning in May 2019

Interest: 105.0% of CDI

Payment of interest: Semi-annually

Reprice: Not applicable

8) In March 2015, the Company made its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, unsecured debentures, which main characteristics are as follows:

Principal amount: R$ 800,000,000.00

Unit par value: R$ 10,000.00

Maturity date: March 16, 2018

Repayment method: Lump sum at final maturity

Interest: 108.25% of CDI

Payment of interest: Semi-annually

Reprice: Not applicable

The debentures were settled by the subsidiary IPP on the maturity date.

9) In January 2014, the subsidiary IPP made its second issuance of public debentures, in a single series of 80,000 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Principal amount: R$ 800,000,000.00

Unit par value: R$ 10,000.00

Maturity date: December 20, 2018

Repayment method: Lump sum at final maturity

Interest: 107.9% of CDI

Payment of interest: Semi-annually

The debentures were settled by the subsidiary IPP on the maturity date.

The debentures have maturity dates distributed as shown below (includes accrued interest through December 31, 2019).

Maturity	R$ (million)
Charges (1)	183.3
May/20	166.7
May/21	166.7
Jul/21	750.0
Apr/22	660.1
Jul/22	750.0
Oct/22	730.4
Mar/23	1,725.0
Dec/23	660.0
Apr/24	352.4
Oct/24	213.7
Nov/24	90.0
Dec/25	240.0

Total	6,668.2

(1)	Includes interest, transaction and mark to market costs

BNDES

Ultrapar’s subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, to be verified in the annual consolidated audited financial statements:

•	Capitalization level: shareholders’ equity / total assets equal to or above 0.3; and

•	Current liquidity level: current assets / current liabilities equal to or above 1.3.

Ultrapar is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”) and Oxiteno Uruguay have loans for investments and working capital.

The subsidiary Oxiteno USA has loans bearing interest of LIBOR + 2.0% and maturity as shown below:

Maturity	US$ (million)	R$ (million)
Charges¹	0.2	0.7
Feb/20	10.0	40.3
Aug/20	10.0	40.3
Sep/20	20.0	80.5
Feb/21	10.0	40.3
Mar/22	30.0	120.8
Oct/22	40.0	161.1
Mar/23	30.0	120.8

Total	150.2	604.7

¹	Includes interest and transaction costs.

The proceeds of this loan are being used in the working capital and to fund the construction of a new alkoxylation plant in the state of Texas.

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•

Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to marketing, processing, or manufacturing of agricultural goods (ethanol). The subsidiary IPP paid off in advance the amount of R$ 400 million of such loans in December 2019.

These loans mature, as follows (including interest until December 31, 2019):

Maturity
May/20	205.3
May/21	202.9
May/22	203.1

Total	611.3

ii.	Other long-term relations with financial institutions

In addition to the relationships mentioned in items “10.1.f.i. Relevant loan and financing contracts” and “10.1.g. Limits of use of contracted loans and financing”, Ultrapar maintains long term relationships with financial institutions (i) in connection with the ordinary course of the business, such as the payroll of its employees, credit and collection, acquisition, payments and currency and interest rate hedging instruments and (ii) through a long-term contract between Ipiranga and Itaú Unibanco for the provision of financial services and management of the Ipiranga-branded credit cards.

iii.	Subordination of debt

Our secured debt as of December 31, 2019, amounted R$ 74 million. Except for secured debt, there is no subordination among our existing debt contracts.

iv.

Any restrictions imposed on the issuer, especially related to indebtedness limits and the hiring of new debt, to dividend distribution, to the sale of assets, to the issuing of new securities and to change of control, and if the issuer has complied with these restrictions.

Ultrapar and its subsidiaries are subject to covenants required by loans contracted. The restrictions imposed on Ultrapar and its subsidiaries are those usual for transactions of this nature and have not limited their ability to conduct their business to date.

As a result of the issuance of the notes in the foreign market, the Company and its subsidiary are required to perform certain obligations, including:

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and Ipiranga.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the amount of the consolidated tangible assets.

As a result of foreign loans, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated EBITDA, at less than or equal to 3.5; and

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

During the life of the agreements entered into with BNDES, Ultrapar must keep the following capitalization and current liquidity levels, as verified in annual consolidated audited balance sheet:

•	Capitalization level: shareholders’ equity / total assets equal to or above 0.3; and

•	Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is compliant with the covenants levels required by financing contractors.

g. Limits of use of contracted loans and financings and percentages already used

Not applicable.

h. Main changes in each item of the financial statements

Ultrapar – Consolidated

	31/12/2019 IFRS 16	12/31/2019	12/31/2018	12/31/2017	12/31/2019 vs. 12/31/2018	12/31/2018 vs. 12/31/2017
ASSETS
Cash, cash equivalents and financial investments	5,205.6	5,205.6	6,792.1	6,285.5	-23%	8%
Trade accounts receivable and reseller financing	4,072.0	4,072.0	4,436.6	4,147.9	-8%	7%
Inventories	3,715.6	3,715.6	3,354.5	3,513.7	11%	-5%
Recoverable taxes	1,447.7	1,447.7	896.9	881.6	61%	2%
Contractual assets with customers – exclusive rights	465.5	465.5	484.5	456.2	-4%	6%
Other	151.8	197.8	247.2	205.2	-20%	20%

Total Current Assets	15,058.1	15,104.1	16,211.7	15,490.1	-7%	5%

Investments	181.6	181.6	129.1	150.2	41%	-14%
Property, plant and equipment	7,572.8	7,578.9	7,278.9	6,637.8	4%	10%
Intangibles assets	1,762.6	1,871.1	2,369.4	2,238.0	-21%	6%
Right to use assets	1,980.9	0.0	0.0	0.0	na	na
Financial investments	506.5	506.5	202.3	84.4	150%	140%
Trade accounts receivable and reseller financing	418.4	418.4	429.8	330.0	-3%	30%
Deferred income tax	653.7	634.7	514.2	614.1	23%	-16%
Escrow deposits	921.4	921.4	881.5	822.7	5%	7%
Contractual assets with customers – exclusive rights	1,000.5	1,000.5	1,034.0	1,046.1	-3%	-1%
Other	1,138.9	1,473.2	1,448.5	870.9	2%	66%

Total Non-Current Assets	16,137.4	14,586.5	14,287.7	12,794.2	2%	12%

TOTAL ASSETS	31,195.5	29,690.5	30,499.4	28,284.3	-3%	8%

LIABILITIES
Loans, debentures and financial leases	1,117.4	1,117.4	2,271.1	3,501.0	-51%	-35%
Leases payable	206.4	3.2	2.8	2.7	14%	5%
Trade payables	2,700.1	2,700.1	2,731.7	2,155.5	-1%	27%
Salaries and related charges	405.6	405.6	428.2	388.1	-5%	10%
Taxes payable	269.9	269.9	268.0	221.5	1%	21%
Other	495.6	495.6	634.9	740.9	-22%	-14%

Total Current Liabilities	5,195.1	4,991.9	6,336.8	7,009.7	-21%	-10%

Loans, debentures and financial leases	13,275.3	13,275.3	12,888.9	10,041.1	3%	28%
Leases payable	1,382.3	43.7	43.2	45.8	1%	-6%
Provision for tax, civil and labor risks	884.1	884.1	865.2	861.2	2%	0%
Post-employment benefits	243.9	243.9	204.2	207.5	19%	-2%
Other	379.6	379.6	361.0	495.0	5%	-27%

Total Non-Current Liabilities	16,165.2	14,826.7	14,362.6	11,650.6	3%	23%

TOTAL LIABILITIES	21,360.3	19,818.6	20,699.4	18,660.3	-4%	11%

EQUITY
Capital	5,171.8	5,171.8	5,171.8	5,171.8	0%	0%
Reserves	4,542.3	4,542.3	4,646.2	4,184.6	-2%	11%
Treasury shares	-485.4	-485.4	-485.4	-482.3	0%	1%
Others	229.5	266.3	115.5	372.2	131%	-69%
Non-controlling interest	376.9	376.9	351.9	377.8	7%	-7%

TOTAL EQUITY	9,835.2	9,872.0	9,800.0	9,624.0	1%	2%

TOTAL LIABILITIES AND EQUITY	31,195.5	29,690.5	30,499.4	28,284.3	-3%	8%

As from January 1, 2019, the Company adopted the IFRS 16 standard issued by the IASB. The Company chose the modified retrospective approach transition method, with the cumulative effect of the initial application of this new accounting pronouncement registered as an adjustment to the opening balance of shareholders’ equity but without restating comparative periods.

As from January 1, 2018, the IFRS 9 and 15 standards were adopted in order to provide a comparative basis for the financial statements, the information for 2017 and 2016 shown in this document incorporates these accounting changes, consequently differing from the values previously reported in the respective publications of results. In order to understand the effects of the new accounting rules, item 10.4.b contain explanations of the impacts on the principal accounts of the financial statements for fiscal year ended on December 31, 2017 and opening balance sheet of January 1, 2017. Additional information can be found in note 2.y of the financial statements of December 31, 2018.

Main changes in the consolidated statements of financial position accounts on December 31, 2019 compared with December 31, 2018

Assets

Current Assets

Current assets totaled R$ 15,104.1 million on December 31, 2019, a decrease of R$ 1,107.6 million in relation to December 31, 2018, principally due to a decrease in cash, cash equivalents and financial investments and trade receivables, partially offset by the an increase in inventories and recoverable taxes.

Cash, cash equivalents and financial investments

Cash, cash equivalents and financial investments of current assets totaled R$ 5,205.6 million on December 31, 2019, a reduction of R$ 1,586.5 million in relation to December 31, 2018, mainly due to an increase in cash used to the amortization of loans in 2019.

Trade receivables and resellers’ financing (current assets)

Trade receivables amounted to R$ 4,072.0 million on December 31, 2019, a decrease of R$ 364.5 million in relation to December 31, 2018, mainly a function of a reduction in Ipiranga and Oxiteno.

Inventories

Inventories amounted to R$ 3,715.6 million on December 31, 2019, an increase of R$ 361.0 million in relation to December 31, 2018, largely a function of an increase in the levels of fuel inventory at Ipiranga.

Recoverable taxes

Recoverable taxes amounted to R$ 1,447.7 million on December 31, 2019, an increase of R$ 550.8 million in relation to December 31, 2018, largely a function of an increase in non-recurring credits and credits to be compensated.

Non-current assets

Non-current assets totaled R$ 14,586.5 million on December 31, 2019, an increment of R$ 298.8 million in relation to December 31, 2018, largely a function of an increase in financial investments.

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets amounted to R$ 7,578.9 million on December 31, 2019, an increase of R$ 300.0 million in relation to December 31, 2018, a reflection of investments undertaken during 2019, principally in Ultracargo, allocated to the expansion of the Itaqui and Santos terminals. These investments were partially offset by depreciation and amortization in the period.

Liabilities

Current liabilities

Current liabilities on December 31, 2019 were R$ 4,991.9 million, a decline of R$ 1,344.9 million in relation to December 31, 2018, mainly due to the payment of loans and the reduction in the dividends payable, albeit partially offset by increases in Income and social contribution taxes payable.

Loans, debentures and financial leases

Loans and debentures totaled R$ 1,120.7 million on December 31, 2019, a decline of R$ 1,153.3 million in relation to December 31, 2018, largely due to the amortization of loans due in 2019, besides the amortization in advance in the amount of R$ 400 million of loans with Banco do Brasil, and a lower amount of loans maturing in 2020.

Trade payables

Trade payables amounted to R$ 2,700.1 million on December 31, 2019, a decrease of R$ 31.6 million in relation to December 31, 2018, mainly due to an increase at Ipiranga and a decrease at Oxiteno.

Non-current liabilities

Non-current liabilities were R$ 14,826.7 million on December 31, 2019, an increase of R$ 464.1 million in relation to December 31, 2018. The increase in non-current liabilities is due to an increase in long-term loans.

Loans, debentures and financial leases (non-current)

Loans and debentures totaled R$ 13,319.0 million on December 31, 2019, an increase of R$ 386.9 million in relation to December 31, 2018, principally due to new funding of long-term loans and lower transfer of loans from long-term to short-term.

Equity

Ultrapar’s equity totaled R$ 9,872.0 million on December 31, 2019, an increase of R$ 71.9 million in relation to December 31, 2018, due to an increase in additional dividends to the minimum mandatory, partially offset by the lower profit reserves and FX variation of the cash flow hedge.

Main changes in the consolidated statements of financial position accounts on December 31, 2018 compared with December 31, 2017

Assets

Current Assets

Current assets totaled R$ 16,221.7 million on December 31, 2018, an increase of R$ 721.6 million in relation to December 31, 2017, principally due to increased cash, cash equivalents and financial investments and trade receivables.

Cash, cash equivalents and financial investments

Cash, cash equivalents and financial investments totaled R$ 6,792.1 million on December 31, 2018, an increase of R$ 506.6 million in relation to December 31, 2017, mainly due to increase in operating cash flow.

Trade receivables and resellers’ financing

Trade receivables amounted to R$ 4,436.6 million on December 31, 2018, an increase of R$ 288.7 million in relation to December 31, 2017, mainly a function of an increase in net revenues.

Inventories

Inventories amounted to R$ 3,354.5 million on December 31, 2018, a decrease of R$ 159.2 million in relation to December 31, 2017, largely a function of a reduction in levels of fuel inventory at Ipiranga partially attenuated by the increase in Extrafarma’s inventories due to readjustment in pharmaceutical prices by the Medicine Market Regulation Chamber (CMED) and the increase in the number of drugstores.

Non-current assets

Non-current assets totaled R$ 14,287.7 million on December 31, 2018, an increment of R$ 1,493.5 million in relation to December 31, 2017, largely a function of increases in property, plant and equipment and intangible assets, as a consequence of investments made and recoverable taxes.

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets amounted to R$ 9,648.2 million on December 31, 2018, an increase of R$ 772.4 million in relation to December 31, 2017, a reflection of investments undertaken during 2018 principally in Oxiteno, which unveiled its new plant in the United States in September 2018. These investments were partially offset by depreciation and amortization in the period.

Liabilities

Current liabilities

Current liabilities on December 31, 2018 were R$ 6,336.8 million, a decline of R$ 672.9 million in relation to December 31, 2017, mainly due to the decrease in loans, debentures and financial leases, albeit partially offset by increases in trade payables.

Loans, debentures and financial leases

Loans and debentures totaled R$ 2,274.0 million on December 31, 2018, a decline of R$ 1,229.7 million in relation to December 31, 2017, largely due to the amortization of loans falling due in 2018, partially offset by the transfer of an amount due in 2019 from non-current liabilities to current liabilities, and preserving Ultrapar’s debt profile. See “Non-current liabilities – Loans, debentures and financial leases”.

Trade payables

Trade payables amounted to R$ 2,731.7 million on December 31, 2018, an increase of R$ 576.2 million in relation to December 31, 2017, mainly due to increases in suppliers accounts at Ipiranga and Oxiteno, consequence of increase in costs during 2018 and an increase in days payables outstanding in Ipiranga and Oxiteno.

Non-current liabilities

Non-current liabilities were R$ 14,362.6 million on December 31, 2018, an increase of R$ 2,711.9 million in relation to December 31, 2017. The increase in non-current liabilities is due to a higher figure for loans, debentures and financial leases.

Loans, debentures and financial leases

Loans and debentures totaled R$ 12,932.2 million on December 31, 2018, an increase of R$ 2,845.2 million in relation to December 31, 2017, principally due to new funding, but attenuated by the transfer of an amount falling due in 2019 from non-current to current liabilities, Ultrapar’s debt profile being preserved.

Equity

Ultrapar’s equity totaled R$ 9,800.0 million on December 31, 2018, an increase of R$ 176.0 million in relation to December 31, 2017 due to the increase in profit reserves, reflecting 2018 earnings.

Main changes in the consolidated statements of financial position accounts on December 31, 2017 compared with December 31, 2016

Assets

Current assets

Current assets totaled R$ 15,490.1 million as of December 31, 2017, an increase of R$ 2,124.0 million compared to December 31, 2016, mainly due to increases in cash, equivalents and financial investments, inventory and accounts receivable.

Cash, cash equivalents and financial investments

Cash, cash equivalents and financial investments totaled R$ 6,285.5 million on December 31, 2017, an increase of R$ 598.8 million compared to December 31, 2017, mainly due to new loans and financings in the period.

Trade receivable and resellers’ financing

Trade accounts receivable totaled R$ 4,147.9 million on December 31, 2017, an increase of R$ 759.7 million compared to December 31, 2016, mainly due to an increase in days of sales outstanding (DSO) at Ipiranga.

Inventories

Inventories amounted to R$ 3,513.7 million as of December 31, 2017, an increase of R$ 732.3 million compared to December 31, 2016, mainly due to (i) increases in ethanol and gasoline costs throughout the year, increasing the final inventory balance of Ipiranga, (ii) increases in LPG acquisition, and (ii) the adjustment of prices of medicines set by the CMED and a larger number of newly opened stores, both increasing Extrafarma’s inventory.

Non-current assets

Non-current assets totaled R$ 12,794.2 million as of December 31, 2017, an increase of R$ 2,085.8 million compared to December 31, 2016, mainly due to increases in property, plant and equipment and intangible assets and financial investments, and also an increase in deferred income tax, trade account receivables and contractual assets with customers – exclusive rights.

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets totaled R$ 8,875.9 million as of December 31, 2017, an increase of R$ 1,187.8 million compared to December 31, 2016 due to greater investments during the period.

Liabilities

Current liabilities

Current liabilities amounted to R$ 7,009.7 million as of December 31, 2017, an increase of R$ 1,525.4 million compared to December 31, 2016, mainly due to an increase in loans, debentures and financial leases.

Loans, debentures and financial leases

Loans, debentures and financial leases totaled R$ 3,503.7 million as of December 31, 2017, an increase of R$ 1,028.1 million compared to December 31, 2016, mainly due to transfer of the amount due in 2018 from non-current liabilities to current liabilities, partially offset by the payment of loans maturing in 2018. See “Non-current liabilities—Loans, debentures and financial leases.”

Trade payables

Trade payables amounted to R$ 2,155.5 million as of December 31, 2017, an increase of R$ 445.8 million compared to December 31, 2016, due to an increase in trade payables in all business, except for Ultracargo.

Non-current liabilities

Non-current liabilities totaled R$ 11,650.6 million as of December 31, 2017, an increase of R$ 1,536.5 million compared to December 31, 2016. The increase in non-current liabilities is mainly due to the increase in loans, debentures and financial leases.

Loans, debentures and financial leases

Loans, debentures and financial leases totaled R$ 10,086.9 million as of December 31, 2017, an increase of R$ 1,145.4 million compared to December 31, 2016, mainly due to new loans and financings.

Equity

Ultrapar’s equity amounted to R$ 9,624.0 million on December 31, 2017, an increase of R$ 1,148.0 million compared to December 31, 2016, as a result of an increase in Capital and the association with Chevron in the lubricants segment.

Main changes in the consolidated statements of income for the year ended December 31, 2019 compared with the year ended December 31, 2018

(R$ million)	Year ending December 31, 2019 IFRS 16	% of net sales and services	Year ending December 31, 2019	% of net sales and services	Year ending December 31, 2018	% of net sales and services	Percent change 2019 - 2018
Net revenue from sales and services	89,298.0	100%	89,298.0	100%	90,698.0	100%	-2%
Cost of products and services sold	(83,187.1)	93%	(83,201.4)	93%	(84,537.4)	93%	-2%
Gross profit	6,110.9	7%	6,096.6	7%	6,160.6	7%	-1%
Selling, marketing, general and administrative expenses	(4,366.6)	5%	(4,421.3)	5%	(4,296.7)	5%	3%
Other operating income, net	179.6	0%	179.6	0%	57.5	0%	212%
Income from disposal of assets	(30.0)	0%	(31.7)	0%	(22.1)	0%	243%
Impairment	(593.3)	1%	(593.3)	1%	—	n/a	n/a
Operating income	1,300.6	1%	1,229.9	1%	1,899.4	2%	-35%
Financial results	(506.9)	1%	(380.2)	0%	(113.5)	0%	235%
Equity in earnings (losses) of affiliates	(12.1)	0%	(12.1)	0%	(14.8)	0%	-18%
Income and social contribution taxes	(378.6)	0%	(397.7)	0%	(638.7)	1%	-38%
Net income	402.9	0%	440.0	0%	1,132.3	1%	-61%
Net income attributable to:
Shareholders of Ultrapar	373.5	0%	410.1	0%	1,150.4	1%	-64%
Non-controlling shareholders of the subsidiaries	29.4	0%	29.8	0%	(18.1)	0%	-265%
Depreciation and amortization²	1,500.0	2%	1,206.5	1%	1,184.3	1%	2%
Adjusted EBITDA	2,800.3	3%	2,436.2	3%	3,068.9	3%	-21%

¹	Includes amortization of contractual assets with clients – exclusive rights.

EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization; Adjusted EBITDA – adjusted for amortization of contractual assets with customers—exclusive rights and results of cash flow hedge from bonds; and EBIT – Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of Adjusted EBITDA from net earnings is shown below:

R$ million	2019 IFRS 16	2019	2018	Δ(%) 2019 v 2018
Net income	402.9	440.0	1,132.3	-61%
(+) Income and social contribution taxes	378.6	397.7	638.7
(+) Financial result, net	506.9	380.2	113.5
(+) Depreciation and amortization	1,144.7	851.2	812.5
EBITDA	2,433.1	2,069.0	2,697.1	-23%
Adjustments
(+) Cash flow hedge (bonds)	11.9	11.9	—
(+) Amortization of contractual assets with customers – exclusive rights (Ipiranga)	355.2	355.2	371.8
Adjusted EBITDA	2,800.3	2,436.2	3,068.9	-21%

The purpose of including Adjusted EBITDA information is to provide a measure used by the management for internal assessment of our operating results, besides being a directly or indirectly related measure to a portion of our employee profit sharing plan. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in item 10.1.iv and in note 16 to the financial statements. We believe Adjusted EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of Adjusted EBITDA may differ from similarly titled measures used by other companies, and may not be comparable, thereby limiting its usefulness as a comparative measure. Because Adjusted EBITDA excludes net financial expenses (income), income tax and social contribution and depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. Adjusted EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses, income taxes and depreciation and amortization.

Overview on sales volume

	2019	2018	Δ(%) 2019 — 2018
Ipiranga (000 m³)	23,494	23,680	-1%
Oxiteno (000 tons)	734	769	-5%
Ultragaz (000 tons)	1,706	1,725	-1%
Ultracargo (000 m³)	782	757	3%
Extrafarma (# stores)	416	433	-4%

Ipiranga’s sales volume fell 1% in 2019, reflecting greater competition in the market, especially in the large customers segment, with a decline in diesel volumes of 4%, attenuated by an increase of 3% in fuel for light vehicles (Otto cycle). For Oxiteno, specialty chemicals sales volume dropped 4% with lower sales across various segments due to the modest performance of the economy in Oxiteno’s Latin American markets, in addition to a decrease in exports. Commodities’ sales volume was 7% lower compared with 2018, when Oxiteno posted above average sales in this segment. Ultragaz’s total sales volume fell 1% in 2019, reflecting weaker demand and the temporary interruption in the supply of LPG, partially offset by the addition of new resellers and growth in the sale of special gases. Ultracargo’s average storage in 2019 increased 3% year-over-year mainly due to greater fuel handling at Suape, Itaqui and Santos terminals. Extrafarma opened 29 new stores and closed 46 in 2019, a reduction of 4% in the network. At the end of the period maturing stores (with three years or less of operations) accounted for 45% of the network, a reflection of the pace of expansion in recent years.

Net revenue from sales and services

(R$ million)	2019	2018	Δ (%) 2019 – 2018
Ipiranga	75,452.5	76,473.4	-1%
Oxiteno	4,254.2	4,748.4	-10%
Ultragaz	7,094.8	7,043.2	1%
Ultracargo	540.8	493.6	10%
Extrafarma¹	2,174.2	2,141.0	2%

¹	Gross revenue

Ultrapar reported net revenues from sales and services of R$ 89,298 million in 2019, a decline of 2% compared with 2018, mainly the result of a decrease in revenues at Ipiranga and Oxiteno. Ipiranga’s net revenues fell 1% in 2019, principally due to lower sales volume. Oxiteno reported net revenues 10% lower due to a 13% decline in average dollar prices, combined with lower sales volume and in spite of the 8% devaluation of the Real against the US Dollar (R$ 0.29/US$). Net revenues at Ultragaz increased 1% in 2019, mainly due to LPG price readjustments. Ultracargo’s net revenues grew 10% in 2019, driven by the increase in handling and contractual readjustments. Extrafarma’s gross revenues increased by 2% in 2019 as a result of sales growth both in the wholesale and retail segments due mainly to the annual readjustment in medicine prices and a greater average number of stores, partially offset by the intensely competitive trading environment and the closing down of underperforming stores.

Cost of products and services sold

(R$ million)	2019 IFRS 16	2019	2018	Δ (%) 2019 – 2018
Ipiranga	71,962.7	71,962.7	73,053.2	-1%
Oxiteno	3,537.6	3,538.9	3,757.7	-6%
Ultragaz	6,105.0	6,107.6	6,153.0	-1%
Ultracargo	261.0	271.3	245.1	11%
Extrafarma	1,462.3	1,462.3	1,421.1	3%

Ultrapar’s cost of goods sold and services provided was R$ 83,201 million in 2019, a reduction of 2% in relation to 2018, due to the decrease in costs at Ipiranga, Oxiteno and Ultragaz. Ipiranga’s cost of goods sold was also down by 1%, due to oscillations in the average unit prices of fuels. The cost of goods sold at Oxiteno decreased 6% in 2019 due to a decline in US Dollar costs of raw materials particularly ethylene and palm kernel oil combined with a reduction in sales volume, attenuated by the 8% devaluation of the Real against the US Dollar (R$ 0.29/US$). Ultragaz’s cost of goods sold registered a reduction of 1%, due to lower sales volume in the period. The cost of services provided by Ultracargo was up 11% due to higher one-off expenditures with maintenance, materials, services and payroll linked to the expansion in capacity at the Santos terminal. The cost of goods sold at Extrafarma rose 3% in 2019 due to sales growth and the annual readjustment in medicine prices.

Gross profit

Ultrapar registered a gross profit of R$ 6,097 million in 2019, a 1% reduction compared to 2018, due to lower gross profit at Oxiteno and Extrafarma.

Selling, marketing, general and administrative expenses

(R$ million)	2019 IFRS 16	2019	2018	Δ (%) 2019 – 2018
Ipiranga	2,002.1	2,092.5	2,149.8	-3%
Oxiteno	724.2	738.2	735.5	0%
Ultragaz	636.5	654.4	575.7	14%
Ultracargo	133.4	137.7	116.7	18%
Extrafarma	738.5	762.9	716.7	6%

Ultrapar’s general, administrative expenses with sales and marketing recorded an increase of 3%, due to the effects of inflation on expenses and specific factors of each one of the businesses. Ipiranga’s selling, general and administrative expenses fell 3%, due mainly to management initiatives to reduce costs and expenses, notably freight, provisioning for losses on doubtful accounts and marketing programs in addition to lower expenses at ICONIC, where additional expenses were incurred in 2018 with the integration of the businesses. Oxiteno’s selling, general and administrative expenses were flat in 2019, due to lower payroll expenses and international freight charges, in line with the decline in volumes in the period, attenuated by the effect of the 8% devaluation of the Real against the US Dollar on expenses of the international operations. Ultragaz’s selling, general and expenses recorded an increase of 14% in the year due to provisions for losses on doubtful accounts in 2019 compared to a reversal in 2018. Ultracargo’s selling, general and administrative expenses were 18% up due mainly to higher payroll expenses and the non-recurring effect of receipt of credits in 2018 relating to the incorrect collection of a port management fee in the amount of R$ 8 million. Extrafarma’s selling, general and administrative expenses increased 6% in 2019, reflecting higher levels of depreciation, following investments made in recent years and the impact of closing down underperforming stores.

Depreciation and amortization

Total costs and expenses with depreciation and amortization in 2019 was R$ 1,206 million, a growth of 2% compared with 2018, due to investments in the period.

Other operating income

Ultrapar reported net revenue of R$ 180 million in 2019, an increase of 212% compared with 2018, reflecting the booking of tax credits, attenuated by the TAC at Ultracargo.

Income from disposal of assets

A total of R$ 32 million with expenses on the sale of plant, property and equipment due mainly to the write-off of investments due to the closing of stores in the amount of R$ 19 million and to the asset write-off at Oxiteno Andina of R$ 14 million in 2019.

Impairment of assets

A total of R$ 593 million related to the impairment of the goodwill generated on the acquisition of Extrafarma, with no cash effect, a function of lower results than initially planned.

Operating income

Ultrapar posted R$ 1,230 million in operating income in 2019, down 35% from 2018 because of the lower operating income reported by Ipiranga, Ultragaz and Extrafarma.

Financial result

Ultrapar’s financial result was a net expense of R$ 380 million in 2019, R$ 267 million greater than recorded in 2018, due principally to the booking in 2018 of interest on tax credits with respect to the exclusion of ICMS from the PIS/COFINS tax calculation, in the amount of R$ 153 million, and the effects of FX variation.

Net income

For a better comparability of 2019 and 2018 results and an analysis of the actual performance of Ultrapar and its businesses, we excluded the following non-recurring items: in 2018; penalty fee of R$ 286 million following the rejection of the proposed acquisition of Liquigás and tax credits due to the exclusion of ICMS from the PIS/COFINS tax calculation base at Oxiteno for the net amount of R$ 186 million in EBITDA and R$ 153 million in financial result; in 2019: TAC of R$ 66 million at Ultracargo, impairment at Extrafarma of R$ 593 million and asset write-off at Oxiteno Andina of R$ 14 million. Excluding these items, Ultrapar posted net income, of R$ 906 million in 2019, a year-over-year reduction of 13%, mainly reflecting the reduction in EBITDA in the period and higher financial expenses. Considering IFRS 16, Ultrapar’s net income excluding non-recurring items in 2019 was R$ 869 million.

Adjusted EBITDA

(R$ million)	2019 IFRS 16	2019	2018	Δ (%) 2019 – 2018
Ipiranga	2,486.6	2,231.1	2,052.4	9%
Oxiteno	221.6	196.6	625.4	-69%
Ultragaz	586.7	535.8	258.1	108%
Ultracargo	164.8	130.1	178.5	-27%
Extrafarma	(565.9)	(660.3)	(46.8)	na

Adjusted EBITDA excluding non-recurring items (described above) was R$ 3,109 million in 2019, a reduction of 2% in relation to 2018. Considering the IFRS 16, Adjusted EBITDA excluding non-recurring items in 2019 was R$ 3,473 million.

Main changes in the consolidated statements of income for the year ended December 31, 2018 compared with the year ended December 31, 2017

(R$ million)	Year ending December 31	% of net sales and services	Year ending December 31	% of net sales and services	Percent change 2018 – 2017
	2018		2017¹
Net revenue from sales and services	90,698.0	100%	79,230.0	100%	14%
Cost of products and services sold	(84,537.4)	93%	(72,431.5)	91%	17%
Gross profit	6,160.6	7%	6,798.5	9%	-9%

Selling, marketing, general and administrative expenses	(4,296.7)	5%	(4,062.9)	5%	6%

Other operating income, net	57.5	0%	59.4	0%	-3%
Income from disposal of assets	(22.1)	0%	(2.2)	0%	885%

Operating income	1,899.4	2%	2,792.7	4%	-32%
Financial results	(113.5)	0%	(474.3)	1%	-76%
Equity in earnings (losses) of affiliates	(14.8)	0%	20.7	0%	-171%
Income and social contribution taxes	(638.7)	1%	(813.3)	1%	-21%

Net income	1,132.3	1%	1,525.9	2%	-26%
Net income attributable to:
Shareholders of Ultrapar	1,150.4	1%	1,526.5	2%	-25%
Non-controlling shareholders of the subsidiaries	(18.1)	0%	(0.6)	0%	2729%

Adjusted EBITDA	3,068.9	3%	3,981.0	5%	-23%

Depreciation and amortization²	1,184.3	1%	1,167.6	1%	1%

¹

Information for 2017 restated according to accounting standards IFRS 9 and 15 issued by IASB (International Accounting Standards Board) and adopted from 2018. Readjustment of 2017 figures made for comparability with 2018 figures.

²	Includes amortization of contractual assets with clients – exclusive rights.

EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization; Adjusted EBITDA – adjusted for amortization of contractual assets with customers—exclusive rights; and EBIT – Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of Adjusted EBITDA from net earnings is shown below:

(R$ million)	2018	2017	Δ (%) 2018 – 2017
Net income	1,132.3	1,525.9	-26%
(+) Income and social contribution taxes	638.7	813.3
(+) Financial result	113.5	474.3
(+) Depreciation and amortization	812.5	704.5

EBITDA	2,697.1	3,518.0	-23%

Adjustments
(+) Amortization of contractual assets with customers - exclusive rights (Ipiranga)	371.8	463.0

Adjusted EBITDA	3,068.9	3,981.0	-23%

Information for 2017 restated according to accounting standards IFRS 9 and 15 issued by IASB (International Accounting Standards Board) and adopted from 2018. Readjustment of 2017 figures made for comparability with 2018 figures.

The purpose of including Adjusted EBITDA information is to provide a measure used by the management for internal assessment of our operating results, besides being a directly or indirectly related measure to a portion of our employee profit sharing plan. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in item 10.1.iv and in note 15 to the financial statements. We believe Adjusted EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of Adjusted EBITDA may differ from similarly titled measures used by other companies, and may not be comparable, thereby limiting its usefulness as a comparative measure. Because Adjusted EBITDA excludes net financial expense (income), income tax and social contribution, depreciation and amortization and amortization of contractual assets with customers—exclusive rights (Ipiranga) it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income tax and social contribution, depreciation and amortization. Adjusted EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses, income taxes and depreciation and amortization.

Overview on sales volume

	2018	2017	Δ (%) 2018 – 2017
Ipiranga (000 m³)	23,680	23,458	1%
Oxiteno (000 tons)	769	790	-3%
Ultragaz (000 tons)	1,725	1,746	-1%
Ultracargo (000 m³)	757	724	5%
Extrafarma (# of stores)	433	394	10%

Sales volume at Ipiranga rose 1% in 2018, with diesel increasing 2%, in line with the gradual recovery in the economy. Conversely, fuel volume for light vehicles (Otto cycle) was 1% less year-over-year, declining until July before resuming growth during the second half. Record ethanol production in 2018 contributed to the reduction in its prices and, consequently, drove the 45% increase in sales while gasoline sales volume recorded a decline of 14%. For Oxiteno, an increase in the demand for commodities, whose volumes rose 8%, together with the 5% reduction in specialty chemical volumes, resulted in an overall reduction of 3% in sales volume compared with 2017, a year Oxiteno reported record sales. Despite the increase in sales volume from the new plant in the USA following its startup in September, export volumes fell 4% in 2018 due to reduced demand from Mercosur countries, notably Argentina. Sales volume in the domestic market also fell 2% compared with 2017. Ultragaz’s total sales volume was down 1% in 2018, in line with the decline in the overall Brazilian market. While volume was flat year-over-year in the bottled segment, the bulk segment posted a reduction of 3%, principally due to the programmed reduction of an industrial client. Total average storage at Ultracargo was up 5% due to increased handling activity in Santos, reflecting a partial resumption of its operations in June 2017, and increased ethanol handling in Brazilian ports, notwithstanding the reduction in fuel imports in 2018. Extrafarma opened 68 new stores and closed 29 in 2018, a 10% expansion (a net increase of 39 stores) in the network.

Net revenue from sales and services

(R$ million)	2018	2017	Δ (%) 2018 – 2017
Ipiranga	76,473.4	66.950,5	14%
Oxiteno	4,748.4	3.959,4	20%
Ultragaz	7,043.2	6.071,0	16%
Ultracargo	493.6	438,4	13%
Extrafarma¹	2,141.0	1.980,5	8%

¹	Gross revenue

Ultrapar reported net revenues from sales and services of R$ 90,698 million in 2018, a year-over-year growth of 14%, as a consequence of the increase in revenues at all businesses. Ipiranga posted an increase of 14% in net revenues, due principally to: (i) movements in the average costs of diesel and gasoline which recorded consecutive increases from January through September, in line with international benchmark prices and the devaluation of the Real against the US dollar; (ii) an increase in fuel value-added taxes (PIS/COFINS) in July 2017; and (iii) the strategy of constant innovation in services and convenience at the service station, creating greater customer satisfaction and loyalty. Oxiteno’s net revenues were up 20%, principally due to the 14% devaluation in the Real against the US dollar as well as an increase in the average price in US dollars of 8%, in line with the year-over-year increase in the cost of raw materials. These factors offset the effect of lower sales volumes and the greater share of commodities in the sales mix. Ultragaz’s net revenues were up 16% in 2018, largely due to readjustments in bottled and bulk LPG costs in the refineries and the differentiation and innovation strategies adopted. Ultracargo’s net revenues rose 13% in 2018, due to: (i) increased average storage following the partial resumption of activities at the Santos terminal; (ii) improved productivity at Ultracargo; and (iii) contractual readjustments for inflation. Extrafarma’s gross revenues were up 8% in 2018 due to an 11% increase in retail sales, the result of an expanded store network and the higher average number of stores. This growth was partially compensated by a 21% drop in revenues from the wholesale segment and an increase in competition in the sector. In June 2018, the Company replaced its retail IT system, temporarily affecting both retail and wholesale operations during the implementation and stabilization period.

Cost of products and services sold

(R$ million)	2018	2017	Δ (%) 2018 – 2017
Ipiranga	73,053.2	62,697.2	17%
Oxiteno	3,757.7	3,200.3	17%
Ultragaz	6,153.0	5,096.5	21%
Ultracargo	245.1	218.5	12%
Extrafarma	1,421.1	1,277.3	11%

Ultrapar’s cost of goods sold and services provided was R$ 84,537 million in 2018, up 17% from 2017 as a result of growth in all businesses. Ipiranga’s cost of goods sold was up 17%, due mainly to shifts in the costs of diesel and gasoline. The cost of goods sold at Oxiteno rose 17% in 2018, due to: (i) the increase in the cost of raw materials, principally ethylene; (ii) the 14% devaluation in the Real relative to the US dollar; and (iii) costs relating to the startup of the new industrial unit in the USA. Ultragaz’s cost of goods sold was up 21%, mainly due to the higher cost of LPG in the refineries. The cost of services provided by Ultracargo was up 12%, principally due to higher expenditures with rentals, payroll, contracting of third party services in Santos and tankage maintenance services at the terminals in addition to the payment of higher property taxes in 2018. The cost of goods sold at Extrafarma increased by 11% in 2018, mainly due to higher sales volume and the annual readjustment in pharmaceutical prices authorized by the CMED.

Gross profit

Ultrapar posted a gross profit of R$ 6,161 million in 2018, down 9% compared with 2017 due to a decline in aggregate gross profits at Ipiranga and Ultragaz.

Selling, marketing, general and administrative expenses

(R$ million)	2018	2017	Δ (%) 2018 – 2017
Ipiranga	2,149.8	2,018.0	7%
Oxiteno	735.5	668.0	10%
Ultragaz	575.7	644.5	11%
Ultracargo	116.7	112.7	4%
Extrafarma	716.7	623.3	15%

Ultrapar’s general, administrative, sales and commercial expenses totaled R$ 4,297 million in 2018, 6% up on 2017 due to the effects of inflation on expenses and specific factors from each business unit. Ipiranga’s selling general and administrative expenses rose 7%, principally due to the consolidation of expenses relating to ICONIC (addition of expenses from Chevron’s lubricants operation and extraordinary expenses relating to the startup of the joint operation itself), which initiated in December 2017. If the expenses with the ICONIC business were excluded then sales, general and administrative expenses would have remained flat compared to 2017, as a result of initiatives adopted for reducing expenses in the light of the unfavorable operating environment in 2018. Oxiteno’s selling, general and administrative expenses increased 10%, principally due to the effect of the devaluation of the Real on expenses with international operations as well as higher payroll expenses. Ultragaz’s selling, general and administrative expenses fell 11% in 2018, the result of initiatives for reducing expenses and improved efficiencies such as lower marketing and freight expenses, mainly due to the gradual shift from CIF to FOB delivery method among its clients, as well as lower expenses with strategic consultancies and lower loss provisions. Ultracargo’s selling, general and administrative expenses were up 4% in 2018. The increase reflected: (i) higher payroll expenses due to annual salary adjustments and increased variable remuneration, in line with improved results; and (ii) higher outlays with strategic consultancies and operational safety, but attenuated by reimbursement of an incorrectly charged port management fee in previous fiscal years. Extrafarma’s selling, general and administrative expenses were up 15% in 2018, due to the 19% greater average number of stores. Excluding the effect of the new stores, sales, general and administrative expenses would have declined by 3%, principally due to the Company’s initiatives implemented for productivity gains and reducing expenses, notably in payroll and travel expenses as well as acquiring fees.

Depreciation and amortization

Total costs and expenses with depreciation and amortization in 2018 amounted to R$ 1,184 million, up 1% from 2017 due to the investments made in the period. The above-mentioned amount includes amortization of contractual assets with clients – exclusive rights.

Other operating income

In 2018, Ultrapar recorded net revenues of R$ 58 million, 3% down on 2017, due to: (i) the break-up fee due after CADE’s rejection of the proposed acquisition of Liquigás, and (ii) recognition of tax credits in favor of Oxiteno with respect to the exclusion of the ICMS sales tax from the calculation base for PIS and COFINS taxes.

Income from disposal of assets

In 2018, Ultrapar registered a net expense on property disposals of R$ 22 million compared to a net expense of R$ 2 million in 2017, the result of the writing down of IT assets at all the businesses and a more rigorous selection of non-performing drugstores at Extrafarma for closure, attenuated by the sale of real estate by Ipiranga.

Operating income

Ultrapar posted R$ 1,899 million in operating income in 2018, down 32% from 2017 because of the lower operating income reported by Ipiranga, Ultragaz and Extrafarma.

Financial result

Ultrapar’s financial result was a net expense of R$ 114 million in 2018, down R$ 361 million from the net expenses registered in 2017 despite the increase in net debt, due mainly to (i) the lower Interbank (CDI) interest rate in the period, (ii) the financial income from the constitution of tax credits at Oxiteno with the exclusion of the ICMS sales tax from the PIS/COFINS taxes calculation base, and (iii) the effects of the depreciation of Ultrapar’s share over the subscription warrants issued in the association with Extrafarma.

Net income

Ultrapar’s consolidated net income in 2018 was R$ 1,132 million, a reduction of 26% in relation to 2017, principally due to the decline in EBITDA for the period, partially compensated by the lower net financial expense.

Adjusted EBITDA

(R$ million)	2018	2017	Δ (%) 2018 – 2017
Ipiranga	2,052.4	3,066.8	33%
Oxiteno	625.4	295.9	111%
Ultragaz	258.1	440.0	-41%
Ultracargo	178.5	124.3	44%
Extrafarma	(46.8)	23.1	na

Ultrapar’s consolidated Adjusted EBITDA reached R$ 3,069 million in 2018, a reduction of 23% compared to 2017. Ipiranga’s Adjusted EBITDA in 2018 amounted to R$ 2,052 million, 33% lower than 2017, principally due to: (i) the truckers’ strike and its impact on sales volumes, variation in margins and higher costs and non-recurring expenses in the period; (ii) the extraordinary expenses with consolidation and startup of the ICONIC operations; and (iii) the movements in fuel costs during 2018. Oxiteno’s EBITDA amounted to R$ 625 million in 2018, an increase of 111% compared with 2017, in spite of lower sales volume. The increase is largely explained by (i) the constitution of tax credits, with a net effect of R$ 186 million in EBITDA, and (ii) the depreciation of R$ 0.46/US$ in the average Real/US dollar exchange rate in 2018. If the tax credits were excluded, Oxiteno would have still reported 48% growth in EBITDA in 2018. Ultragaz’s EBITDA was R$ 258 million, 41% lower than 2017. Excluding the impact of the above-mentioned break-up fee and TCC, the Company’s EBITDA would have grown by 4%, largely reflecting the initiatives for reducing costs and expenses despite lower sales volumes. Ultracargo’s EBITDA was up 44% to R$ 178 million in 2018 due to: (i) greater handling activity at the terminals; (ii) contractual readjustments; and (iii) residual effects of the fire in April 2015 at the Santos Port terminal with a negative impact of R$ 39 million in 2017. Extrafarma recorded a R$ 47 million negative EBITDA compared with R$ 23 million in 2017 due to: (i) the impacts caused by the implementation and stabilization of the new retail management system; (ii) the non-recurring event involving a more rigorous selection of stores for closure in the third quarter of 2018; (iii) the greater number of new and still maturing stores and (iv) increased competition in the sector.

Main changes in the consolidated statements of income for the year ended December 31, 2017 compared with the year ended December 31, 2016

(R$ million)	Year ending December 31	% of net sales and services	Year ending December 31	% of net sales and services	Percent change 2017 – 2016
	2017¹		2016
Net revenue from sales and services	79,230.0	100%	77,353.0	100%	2%
Cost of products and services sold	(72,431.5)	91%	(70,342.7)	91%	3%
Gross profit	6,798.5	9%	7,010.2	9%	-3%

Selling, marketing, general and administrative expenses	(4,062.9)	5%	(4,097.4)	5%	-1%

Other operating income, net	59.4	0%	199.0	0%	-70%
Income from disposal of assets	(2.2)	0%	(6.1)	0%	-63%

Operating income	2,792.7	4%	3,105.7	4%	-10%
Financial results	(474.3)	1%	(842.6)	1%	-44%
Equity in earnings (losses) of affiliates	20.7	0%	7.5	0%	-176%
Income and social contribution taxes	(813.3)	1%	(700.0)	1%	-16%

Net income	1,525.9	2%	1,570.6	2%	-3%
Net income attributable to:
Shareholders of Ultrapar	1,526.5	2%	1,561.6	2%	-2%
Non-controlling shareholders of the subsidiaries	(0.6)	0%	9.0	0%	-107%

Adjusted EBITDA	3,981.0	5%	4,216.7	5%	-6%

Depreciation and amortization²	1,167.6	1%	1,103.5	1%	6%

¹

Information for 2017 restated according to accounting standards IFRS 9 and 15 issued by IASB (International Accounting Standards Board) and adopted from 2018. Readjustment of 2017 figures made for comparability with 2018 figures.

²	Includes amortization of contractual assets with clients – exclusive rights.

EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization; Adjusted EBITDA – adjusted for amortization of contractual assets with customers—exclusive rights; and EBIT – Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA from net earnings is presented below:

(R$ million)	2017	2016	Δ (%) 2017 – 2016
Net income	1,525.9	1,570.6	-3%
(+) Income and social contribution taxes	813.3	700.0
(+) Financial result	474.3	842.6
(+) Depreciation and amortization	704.5	1,103.5

EBITDA	3,518.0	4,216.7	-17%

Adjustments
(+) Amortization of contractual assets with customers - exclusive rights (Ipiranga)	463.0	—

Adjusted EBITDA	3,981.0	4,216.7	-6%

Until 2016 the amortization of contractual assets with customers – exclusive rights (Ipiranga) was classified as amortization from intangible assets and no adjustments were necessary.

The purpose of including Adjusted EBITDA information is to provide a measure used by the management for internal assessment of our operating results, besides being a directly or indirectly related measure to a portion of our employee profit sharing plan. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in item 10.1.iv and in note 15 to the financial statements. We believe Adjusted EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of Adjusted EBITDA may differ from similarly titled measures used by other companies, and may not be comparable, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income tax and social contribution, depreciation and amortization and amortization of contractual assets with customers—exclusive rights (Ipiranga) it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income tax and social contribution, depreciation and amortization and amortization of contractual assets with customers—exclusive rights (Ipiranga). Adjusted EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes and depreciation and amortization.

Overview on sales volume

	2017	2016	Δ (%) 2017 – 2016
Ipiranga (000 m³)	23,458	23,507	0%
Oxiteno (000 tons)	790	738	7%
Ultragaz (000 tons)	1,746	1,760	-1%
Ultracargo (000 m³)	724	672	8%
Extrafarma (# of stores)	394	315	25%

Ipiranga’s sales volume remained stable compared to total sales in 2016 with a decrease in volume in the first half of the year and increasing volume in the second half. Despite the increase in fuel prices over the course of the year, the volume of light-vehicle fuels sold (Otto cycle) was up 1%, impacted by fleet expansion. In line with the economy’s performance, the volume of Diesel only began to increase in the second half, and reached year end at an accumulated reduction of 2%. In 2017, Oxiteno posted record-breaking sales volume, up 7% from 2016. This came as a result of 16% and 5% increases in the volumes of commodities and specialty chemicals, respectively, reflecting the pre-marketing volume sold to USA due to the new plant in Pasadena, along with bigger growth of internal market than the recovery of Brazil’s economy. Ultragaz’s total sales volume was down 1% in 2017. Despite the stable sales volume in the bottled segment, due to investments to add new resellers, the bulk segment posted a 3% reduction, explained by the loss of some customers to natural gas. Total average storage at Ultracargo was up 8% due mainly to the increased fuels handling at the Santos, Suape and Itaqui terminals, reflecting the partial resumption of activities and the higher demand for fuels’ handling at Brazilian ports. Extrafarma opened 100 new stores and closed 21 in 2017, for a 25% expansion (79 stores) of the network.

Net revenue from sales and services

(R$ million)	2017	2016	Δ (%) 2017 – 2016
Ipiranga	66.950,5	66.407,3	1%
Oxiteno	3.959,4	3.700,7	7%
Ultragaz	6.071,0	5.365,5	13%
Ultracargo	438,4	355,4	23%
Extrafarma¹	1.980,5	1.674,3	18%

¹	Gross revenue

As consequence of the revenues increase in every business, Ultrapar’s net sales and services revenues were R$ 79,230 million in 2017, up 2% from 2016. Despite stable sales volumes, Ipiranga’s net revenues were up 1%, in line with the costs, due mainly (i) to shifts in diesel and gasoline prices, which, are now more frequently adjusted to reflect international benchmark prices, (ii) to the increase in fuels’ taxes (PIS/Cofins) in June 2017, (iii) to the greater share of gasoline in the 2017 sales breakdown, (iv) the strategy of constant fueling station services and convenience innovation, generating improved customer satisfaction and loyalty, and (v) amortization of contractual assets with customers – exclusive rights that was reclassified in 2017 to revenues reduction. Oxiteno’s net revenues were up 7%, due mainly to the greater sales volume. On the other hand, the average price of the Brazilian Real, up 9%, partly offset these effects. Ultragaz’s net revenues were up 13% in 2017, due mainly (i) to the higher cost of bottled and bulk LPG at refineries, which now follow international benchmark prices, (ii) the bigger sales volume of bottled LPG as a result of new commercial initiatives to capture new customers and resellers, and (iii) the differentiation and innovation strategy. The lower share of bulk gas in sales partly offset the revenues growth. Ultracargo’s net revenues were up 23% in 2017 due to increased average storage and greater fuels handling, improved productivity at Ultracargo and partially resumed activities in Santos. Extrafarma’s gross revenues were up 18% in 2017 due to 25% increase in retail sales (except for telephony), a result of the bigger average store network and 12% greater same store sales (except for cellular phones sales). The growth was partly offset by a 17% decrease in cellular phones revenues, and lower revenues from the wholesale segment.

Cost of products and services sold

(R$ million)	2017	2016	Δ (%) 2017 – 2016
Ipiranga	62,697.2	61,877.4	1%
Oxiteno	3,200.3	2,781.7	15%
Ultragaz	5,096.5	4,467.2	14%
Ultracargo	218.5	199.0	10%
Extrafarma	1,277.3	1,071.9	19%

Ultrapar’s cost of goods sold and services provided was R$ 72,432 million in 2017, up 3% from 2016 as a result of growth in every business. Ipiranga’s cost of goods sold was up 1%, due mainly to shifts in the costs of diesel and gasoline and to the increase in fuels’ taxes (PIS/Cofins) in June 2017. Oxiteno’s cost of goods sold was up 15% in 2017 due (i) to the greater sales volume, (ii) costs associated with the lengthy stoppage of the Oleoquímica plant, and (iii) higher pre-operational costs at the new Pasadena plant, partially compensated by a stronger Brazilian Real. Ultragaz’s cost of goods sold was up 14%, due mainly to the higher cost of LPG at refineries. Ultracargo’s cost of services provided was up 10%, due mainly to higher payroll and materials costs, in line with the greater volume in storage. Extrafarma’s cost of goods sold was up 19% in 2017, due mainly to the greater sales volume and the annual adjustment in medicine prices as authorized by the CMED.

Gross profit

Ultrapar posted R$ 6,799 million in gross profits in 2017, down 3% from 2016, as a result of the adoption of IFRS 9 and IFRS 15 and consequent restatement of 2017 financial statements.

Selling, marketing, general and administrative expenses

(R$ million)	2017	2016	Δ (%) 2017 – 2016
Ipiranga	2,018.0	2,257.6	-11%
Oxiteno	668.0	616.4	8%
Ultragaz	644.5	615.5	5%
Ultracargo	112.7	99.7	13%
Extrafarma	623.3	511.1	22%

Ultrapar’s general, administrative, sales and commercial expenses were R$ 4,063 million in 2017, down 1% from 2016 because of the effects of the adoption of IFRS 9 and 15 in 2018 with reclassifications to the better presentation of the financial statements and consequent restatement of 2017 financial statements, despite the inflation on expenses and other specific reasons in each business. Ipiranga’s general, administrative and sales expenses were down 11% due to the reclassification of selling expenses with amortization of contractual assets with customers – exclusive rights to a reduction of revenue with the adoption of IFRS 15 as from 2018 with the consequent readjustment of accounting data for 2017. The reduction was softened by (i) increase in unit freight, (ii) higher expenses with projects and strategic initiatives, particularly those connected with the association with Chevron for lubricants, and (iii) expansion of the service stations and franchises networks. Oxiteno’s general, administrative and sales expenses were up 8% due to higher freight expenses, because of the greater volume sold and pre-operating expenses at the new Pasadena plant. Ultragaz’s general, administrative and sales expenses increased by 5% in 2017. Ultracargo’s General, administrative and sales expenses were up 13% in 2017, due mainly to (i) payroll expenses because of the additional personnel, the annual salaries’ adjustment and higher variable compensation, in line with operating indicators growth, and (ii) higher costs incurred with consultancies and legal advice. Extrafarma’s general, administrative and sales expenses were up 22% in 2017. The increase is due to the 23% greater average number of stores and to non-recurring expenses with the transfer of the distribution center from Belém to Benevides, and indemnities in 1Q17. Excluding the mentioned one-off and the impacts from new stores, expenses grew below inflation as consequence of initiatives to increase productivity.

Depreciation and amortization

Total depreciation and amortization costs and expenses in 2017 were R$ 1,168 million, up 7% from 2016 because of the investments made in the period.

Other operating income

In 2017, Ultrapar posted revenues net of expenses, in other operating income of R$ 59 million, versus R$ 199 million in net revenues in 2016, due (i) to the effects of the April 2015 fire in Santos, with a positive impact of R$ 68 million in 2016, due mainly to recovery from insurers, and a negative impact of R$ 39 million in 2017; and (ii) the Cease and Desist Agreement that Ultrapar signed, with a negative impact of R$ 84 million in 2017. Ultragaz’s “Other operating income” line reached year end 2017 with net expenses of R$ 79 million, from R$ 4 million in net revenues in 2016. In 2017, Ultragaz registered R$ 84 million in expenses associated with an one-off contingency related to the signing of a Cease and Desist Agreement (“Termo de Compromisso de Cessação de Prática”) that put an end to proceedings before anti-trust authority CADE. Ultracargo’s “Other operating income” line reached year end 2017 with R$ 37 million in net expenses. In 2016, Ultracargo had R$ 134 million in revenues from fire insurance in addition to fire-linked expenses, leading “Other operating income” to R$ 71 million year end.

Income from disposal of assets

In 2017 Ultrapar posted disposal of property expenses of R$ 2 million, compared with net expenses of R$ 6 million in 2016, due mainly to the lower sales of Ipiranga real estate.

Operating income

Ultrapar posted R$ 2,793 million in operating income in 2017, down 10% from 2016 because of the lower operating income in every business, with the exception of Ipiranga.

Financial income

Ultrapar’s financial income was R$ 474 million in net expenses in 2017, down R$ 368 million from 2016 despite the greater net debt, due mainly to the lower CDI rate for the period, and foreign exchange effects in the period.

Net income

Ultrapar’s consolidated net income was R$ 1,526 million in 2017, down 3% from 2016, mainly due to the reduced EBITDA YOY and higher amortization and depreciation because of investments made over the course of 2017. These results were partly offset by lower financial expenses in the period.

Adjusted EBITDA

(R$ million)	2017	2016	Δ (%) 2017 – 2016
Ipiranga	3,066.8	3,080.5	0%
Oxiteno	295.9	458.9	-36%
Ultragaz	440.0	446.6	1%
Ultracargo	124.3	171.2	-27%
Extrafarma	23.1	37.1	-38%

Ultrapar’s consolidated EBITDA was R$ 3,981 million in 2017, down 6% from 2016. If adjusted by the positive one-off effects of the related to the exclusion of the ICMS sales tax from the calculation base for PIS and COFINS taxes of Oxiteno, and by the negative effects associated with the signing of the TCC at Ultragaz and, effects related to the fire at Santos in 2015 at Ultracargo, Ultrapar’s EBITDA would have reduced 2% over 2016 results. Ipiranga’s 2017 EBITDA was R$ 3,067, stable over 2016 due mainly (i) to the strategy of constant services and convenience innovation at service stations, and (ii) improved sales breakdown with a bigger share of gasoline in the mix. Oxiteno’s 2017 EBITDA was R$ 296 million, down 36% from 2016 despite the increase in total volumes. The reduction is due mainly (i) to the R$ 0.30/US$ appreciation of the average price of the Brazilian Real in 2017, (ii) higher volatility of certain raw materials prices, (iii) the lengthy stoppage of the Oleoquímica plant, and (iv) pre-operational costs at the new Pasadena plant. Ultragaz’s EBITDA was R$ 440 million, down 1% from 2016 in spite of costs and expenses cutting initiatives, as well as commercial actions intended to capture new customers and resellers, and of the differentiation and innovation strategy. If the above-mentioned R$ 84 million contingency expense is not considered, Ultragaz EBITDA posted a 17% growth. Ultracargo’s EBITDA was down 27% to R$ 124 million in 2017. Excluding the extraordinary events, Ultracargo’s EBITDA would grow by 58%, because of increased volume handling in its terminals. Extrafarma’s EBITDA was R$ 23 million, down 38% from 2016 because of the greater number of maturing stores, which went from 45% of the chain in 2016 to 55% in 2017, and expenses with the transfer of the distribution center to Benevides. The drop was cushioned by strategic and commercial initiatives intended to reduce costs and increase efficiency.

10.2 – Comments on:

a. Company’s operating results, especially:

i. Description of major components of revenues

Over the past three years, more than 90% of consolidated net revenues of Ultrapar was generated by the fuel and LPG distribution businesses. Therefore, the main components of these revenues come from diesel, gasoline and ethanol sales by Ipiranga and from LPG sales by Ultragaz. See “Item 10.2.c. effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results”.

ii. Factors that materially affected operating results

See “Item 10.1.h. Main changes in each item of the financial statements – Main changes in consolidated income statement”.

b. Changes in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

See “Item 10.1.h. Main changes in each item of the financial statements – Main changes in consolidated income statement” and See “Item 10.2.c. effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results”.

c. Effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results, if relevant

LPG business

Between 2003 and the end of 2007, LPG prices charged to LPG distributors in Brazil have been stable, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar. However, since 2008 Petrobras has increased LPG refinery price for commercial and industrial usage sporadically. In 2017 and 2018, LPG refinery prices were adjusted more frequently, as shown below:

	Apr/17	Jul/17	Aug/17	Sep/17	Nov/17	Dec/17	Jan/18	Feb/18	Mar/18	May/18	Jul/18	Sep/18	Nov/18	Dec/18
Comercial and Industrial LPG (% readjustment)	-4.0%	-5.2% and 8.0%	7.2%	2.3% and 7.9%	6.5%	5.3%	-6.3%	-4.6%	-4.2% and 4.7%	7.1% and 3.6%	4.4%	5.0%	-5.6% and -9.2%	-4.7%

	Feb/19	Mar/19	Apr/19	Jul/19	Aug/19	Oct/19	Nov/19	Dec/19
Comercial and Industrial LPG (% readjustment)	-3.0%	6.0%	6.0%	-9.8%	-13.5%	3.0%	0.6%	5.0%

The LPG refinery prices for residential use remained unchanged from May 2003 to September 2015, when Petrobras increased prices by 15%. In the last years, Petrobras’ practice was not to immediately reflect volatility of international prices of oil and its derivatives in the Brazilian market. However, in June 2017, the dynamic of LPG prices supplied by the distributors was modified to reflect international price volatility and exchange rate variation. To smooth out the peaks and troughs in international prices, in January 2018, the pricing dynamic was adjusted. Currently, the period for verification of international prices and currency rates which dictate the percentages of price adjustment are the average of the preceding twelve months and no longer the monthly variation. In August, 2019, CNPE ruled to cease the practice of differentiating prices for bottled and bulk LPG, thus eliminating a historical distortion and increasing competitiveness compared to other energy sources.

	Mar/17	Jun/17	Jul/17	Aug/17	Sep/17	Oct/17	Nov/17	Dec/17	Jan/18	Apr/18	Jul/18	Nov/18
Residential LPG (readjustment %)	9.8%	6.7%	-4.5%	6.9%	10.7% and 6.9%	12.9%	4.5%	8.9%	-5.0%	-4.4%	4.4%	8.5%

	Feb/19	May/19	Aug/19	Oct/19	Nov/19	Dec/19
Residencial LPG (readjustment %)	1.0%	3.5%	-8.2%	5.0%	4.0%	5.0%

We are unable to guarantee that this tendency will continue. An eventual abrupt increase in LPG prices collected from the distributors may have an impact on the results of Ultragaz, should it not be possible to maintain operating margins or sales volume.

LPG bulk sales are correlated to economic growth. Thus, an acceleration or deceleration in Brazilian GDP growth can affect our sales volume, since the segment represented more than 30% of the volume sold by Ultragaz. Bottled LPG is an essential good and, therefore, it has a relatively low correlation with economic performance.

Chemical and petrochemical business

The specialty and commodities chemicals volume in the Brazilian market is correlated to economic performance. Therefore, an acceleration or deceleration in the Brazilian GDP can affect our sales volume, as Oxiteno’s sales in Brazil represented 72% of its total sales in 2019. As the Brazilian market grows, Oxiteno aims at (i) increasing the volume sold in the domestic market, once the logistics costs are usually lower than those of exports, and (ii) increasing sales volume of specialties, products of higher value added than commodities. In 2019, sales of specialty chemicals represented 80% of the total volume sold by Oxiteno, the same percentage as 2018.

A significant portion of Oxiteno’s prices and variable costs of the products are linked to U.S. dollar. Therefore, a sharp appreciation or depreciation of the U.S. dollar could have an impact on Oxiteno’s contribution margin in the future. In 2017 Real depreciated 15% against the U.S. dollar. In 2018, Real depreciated 18% against the U.S. dollar while in 2019, the local currency depreciated 8% against the U.S. dollar.

Oxiteno’s main raw material is the ethylene, which is produced from naphtha in Brazil. Generally, naphtha prices in Brazil fluctuates with oil prices. In 2017, oil prices ended at US$ 67/barrel, up 21% compared to 2016. In 2018, oil prices ended at US$ 53/barrel, down 20% compared to 2017. In 2019, oil prices ended at US$ 62/barrel, an increase of 13% compared to 2018. A sharp variation in ethylene prices would impact Oxiteno’s results if it is not able to maintain operating margins. The second most important raw material for Oxiteno is the palm kernel oil, whose international prices went from US$ 1,367/ton in December 2017 to US$ 694/ton in December 2018 and to US$ 753/ton in December 2019.

The demand for chemical and petrochemical products in Brazil has grown over recent years, reaching an inflexion point in 2018, when apparent consumption fell 1%, according to ABIQUIM data. In 2019, apparent consumption continued reporting a decline, reducing by 7%. A reduction in consumption of chemical and petrochemical products can affect the operational results of Oxiteno.

Fuel distribution business

In the recent past, the combined sales of gasoline, ethanol and natural gas (Otto cycle) in Brazil have been correlated mainly to the growth of the light vehicle fleet. According to ANFAVEA, in 2019 the light vehicle fleet continued to grow, with about 1.0 million new vehicles licensed in Brazil and estimated growth of 2.3% of the average fleet compared to 2018, surpassing 42 million light vehicles. Additionally, we believe the current ratio of inhabitants per vehicle in Brazil is still low when compared to the rate seen in countries with similar level of development. According to 2015 data released by ANFAVEA (the last available data), the penetration of light vehicles in Brazil is about 21% of total inhabitants, while in Argentina is 31% and in Mexico is 29%.

According to information provided by ANP, in 2019 national Otto Cycle volume sold increased 5% compared with 2018, partially due to the increase in light vehicle fleet.

Diesel sales, which in 2019 accounted for 49% of the volume sold by Ipiranga, have historically been correlated with the Brazilian economic performance, particularly the agricultural and consumer goods segments. In 2019, the Brazilian diesel market, according to ANP data, grew 3% when compared to 2018, influenced by a recovery of the economy. The increase in fuels consumption may have a positive effect on the future volume sales of the Company and on its results.

Until 2016, Petrobras’ practice was not to immediately reflect the volatility of international prices of oil and its derivatives in the Brazilian market. Between January 2012 and September 2016, increases in prices occurred, on average, every eight months. In October 2016, a new dynamic for gasoline and diesel prices was established with the objective of, amongst other aspects, fluctuate prices according to international references on a monthly basis. Therefore, gasoline and diesel prices became directly influenced by the international prices and the Real/U.S. dollar exchange rate. The prices started to fluctuate on a daily basis from June 2017 on.

In 2018, fuel costs increased in Brazil as oil prices rose globally and the real depreciated. As a consequence, at the end of May 2018 the truck drivers started a nationwide strike claiming for a decrease on diesel prices, exemption from tolls on passages without goods, a legal reform, among others calls.

The strike caused fuels and other consumer goods shortages all over the country. Therefore, the Brazilian government reacted by establishing some emergency measures, such as minimum freight price table, reduction of R$ 0.46 per liter in diesel price, of which R$ 0.16 per liter in CIDE and PIS/COFINS taxes and R$ 0.30 per liter by a subvention program implemented by the government until December 31, 2018.

Initially, prices remained flat for 60 days, and after this period, they were monthly adjusted according to a parametric formula established by ANP.

The program ended on December 31, 2018 and Petrobras returned to the previous policy adjustment according to the international market. Price changes by Petrobras in 2019 occurred by ten to fifteen days, according to international price volatility.

The following figures show the price volatility of fuels acquired by the distributors from the refineries:

Source: Petrobras

Effects of inflation over our operational costs and expenses

Ultrapar’s operational costs and expenses are substantially in Reais, thus influenced by the general price levels in the Brazilian economy. In 2019, 2018 and 2017, the variation of IPCA (Consumer Prices Index), the index adopted by the Brazilian government to set inflation targets, was 4.31%, 3.75% and 2.95%, respectively.

Financial result

The main macroeconomic factors that influence the financial results of Ultrapar are the foreign exchange and interest rates.

Exchange rate

Most of the transactions of the Company are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno. Ultrapar and its subsidiaries use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, revenues and disbursements in foreign currency and net investments in foreign operations, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, revenues and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31, 2019, 2018 and 2017:

Assets and liabilities in foreign currency

(R$ million)	12/31/2019	12/31/2018	12/31/2017
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instrument)	455.6	254.2	236.4
Foreign trade accounts receivable, net of allowance for doubtful accounts and advances to foreign customers	213.5	235.1	214.9
Other net assets in foreign (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	1,445.0	1,384.9	930.0

	2,114.1	1,874.2	1,381.3

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(6,895.1)	(5,515.6)	(4,416.2)
Payables arising from imports, net of advances to foreign suppliers	(344.5)	(567.7)	(173.1)

	(7,239.6)	(6,083.3)	(4,589.3)

Foreign currency hedging instruments	3,636.4	2,483.0	1,777.6
Net liability position – Total	(1,489.1)	(1,726.1)	(1,430.4)

Net asset (liability) position – Income statement effect	452.0	282.7	(26.1)

Net liability position – Equity effect	(1,941.1)	(2,008.8)	(1,404.3)

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net liability position of R$ 1,489.1 million in foreign currency as of December 31, 2019:

(R$ million)	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
(1) Income effect	Real devaluation	45.2	113.0	226.0
(2) Equity effect		(194.1)	(485.3)	(970.6)

(1) + (2)	Net effect	(148.9)	(372.3)	(744.6)

(3) Income effect	Real appreciation	(45.2)	(113.0)	(226.0)
(4) Equity effect		194.1	485.3	970.6

(3) + (4)	Net Effect	148.9	372.3	744.6

The shareholders’ equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see notes 2.s.1 and 26.g.2 of the consolidated financial statement), net investments hedge in foreign entities, cash flow hedge of firm commitments and highly probable transaction (see note 2.c and h of the consolidated financial statement).

Interest Rate

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in note 4 of the consolidated financial statement. Borrowings primarily relate to financing from Banco do Brasil, debentures and borrowings in foreign currency, as shown in note 16 of the consolidated financial statement. The Company attempts to maintain most of its financial assets and liabilities at floating interest rates.

The table below shows the financial assets and liabilities exposed to floating interest rates as of December 31, 2019, 2018 and 2017:

(R$ million)	note	12/31/2019	12/31/2018	12/31/2017
CDI
Cash equivalents	4.a	1,781	3,722	4,822
Financial investments	4.b	2,611	2,537	1,153
Asset position of foreign exchange hedging instruments – CDI	33.g	19	34	30
Loans and debentures	15.a	(6,269)	(8,441)	(7,987)
Liability position of foreign exchange hedging instruments – CDI	33.g	(3,318)	(2,206)	(1,877)
Liability position of hedging instruments + IPCA—CDI	33.g	(822)	(824)	(587)

Net liability position in CDI		(5,998)	(5,176)	(4,447)

TJLP
Loans –TJLP	15.a	(104)	(201)	(302)

Net liability position in TJLP		(104)	(201)	(302)

LIBOR
Asset position of foreign exchange hedging instruments – LIBOR	33.g	850	812	984
Loans – LIBOR	15.a	(1,457)	(1,437)	(1,419)

Net liability position in LIBOR		(607)	(626)	(434)

TIIE
Loans—TIIE	15.a	—	(4)	(3)

Net liability position in TIIE		—	(4)	(3)

SELIC
Loans—SELIC		(30)	(52)	(100)
Net liability position in SELIC	15.a	(30)	(52)	(100)
Total net liability position exposed to floating rate		(6,739)	(6,059)	(5,287)

Sensitivity analysis of floating interest rate risk

For sensitivity analysis of floating interest rate risk, the Company used the accumulated amount of the reference indexes (DI, TJLP, LIBOR, TIIE and SELIC) as a base scenario. Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied in the floating interest rate of the base scenario. The table below shows the incremental expenses and income that would be recognized in financial income in 2019, due the effect of floating interest rate changes in different scenarios:

(R$ million)	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	29.3	73.3	146.5
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.1	0.1	0.3
Interest effect on debt in CDI	Increase in CDI	(44.5)	(111.2)	(222.3)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(39.2)	(85.6)	(162.9)

Incremental expenses		(54.3)	(123.4)	(238.4)

Interest effect on debt in TJLP	Increase in TJLP	(1.2)	(3.0)	(6.1)

Incremental expenses		(1.2)	(3.0)	(6.1)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	1.7	4.3	8.6
Interest effect on debt in LIBOR	Increase in LIBOR	(3.6)	(8.9)	(17.8)

Incremental expenses		(1.9)	(4.6)	(9.2)

Interest effect on debt in TIIE	Increase in TIIE	—	—	—

Incremental expenses		—	—	—

Interest effect on debt in SELIC	Increase in SELIC	(0.3)	(0.6)	(1.3)

Incremental expenses		(0.3)	(0.6)	(1.3)

10.3 – Comments on material effects that the events below have caused or are expected to cause on the Company’s financial statements and results:

a. Introduction or disposal of operating segment

There was no introduction or disposal of operating segment in the fiscal year 2019.

b. Establishment, acquisition or sale of ownership interest

There was no relevant establishment, acquisition or sale of ownership interest in the fiscal year 2019 that have caused or are expected to cause significant effects on the Company’s financial statements.

c. Unusual events or transactions

Not applicable.

10.4 – Comments on:

a. Significant changes in accounting practices

IFRS 9 and 15 standards issued by the IASB were adopted as from January 1, 2018. With the purpose of providing comparability of information for 2018 with that of 2017 shown in this document, the information for 2017 incorporates the retrospective alterations to the accounting standards and thus differ from the amounts reported previously in the respective releases of results.

As from January 01, 2019, the Company adopted the IFRS 16 standard issued by the IASB. The Company chose as the modified retrospective approach transition method, with the cumulative effect of the initial application of this new accounting pronouncement registered as an adjustment to the opening balance of shareholders’ equity and without re-presentation of comparative periods.

2019:

The following standards, amendments to standards and interpretations to the IFRS issued by the IASB came into effect on January 1, 2019:

(i)    IFRS 16/CPC 06 (R2) – Leasing operations:

With the adoption of IFRS 16/ CPC 06 (R2), the leasing agreements of the Company’s subsidiaries, identified and effective on the date of transition and with terms in excess of 12 months, were accounted in the following manner in the financial statements:

- recognition of right to use assets and lease liabilities in financial position, initially measured at the present value of future lease payments; and

- recognition of amortization expenses of right to use assets and interest expenses on the lease payable in the financial result in the statements of profits or loss

For more information see note 2.y of the financial statements filled at CVM on February 19, 2020.

2018:

The following standards, amendments, and interpretations to IFRS were issued by the IASB, which are effective as of January 1, 2018:

Equivalent CPC
• IFRS 9 – Financial instrument classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance.	48
• IFRS 15—Revenue from contracts with customers: establish the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.	47
• Financial Reporting in hyperinflationary economies – IAS 29 and the applying the restatement approach under IAS 29 – IFRIC 7.	42 and ICPC 23

For more information see note 2.y of the financial statements filled at CVM on February 20, 2019.

2017:

There were no significant changes in accounting practices in the fiscal year 2017.

b. Significant effects of changes in accounting practices

The tables below summarize the effects of the IFRS 9 (CPC 48) and 15 (CPC 47) adoption, reclassifications, on consolidated statements of financial position on December 31, 2017 and January 1, 2017, on the statements of profit or loss and statements of cash flow of 2017:

Financial position on January 1, 2017

Assets	As previously reported	IFRS 9 adoption	IFRS 15 adoption	Reclassifications	After adoption IFRS 9 and 15
	12/31/2016
Current assets
Trade receivables and reseller financing	3,502,322	(84,713)	(29,442)	—	3,388,167
Inventories	2,761,207	—	20,170	—	2,781,377
Contractual assets with customers – exclusive rights	—	—	448,316	—	448,316
Other current assets	6,748,267	—	—	—	6,748,267

Total current assets	13,011,796	(84,713)	439,044	—	13,366,127

Non-current assets
Contractual assets with customers – exclusive rights	—	—	989,768	—	989,768
Deferred income and social contribution taxes	417,344	28,802	13,472	—	459,618
Other non-current assets	1,429,262	—	—	—	1,429,262

Total long term assets	1,846,606	28,802	1,003,240	—	2,878,648

Investments	141,687	—	—	—	141,687
Property, plant, and equipment	5,787,982	—	—	8,436	5,796,418
Intangible assets	3,371,599	—	(1,471,527)	(8,436)	1,891,636

Total non-current assets	11,147,874	28,802	(468,287)	—	10,708,389

Total assets	24,159,670	(55,911)	(29,243)	—	24,074,516

Statements of Financial Position as of January 1, 2017

Liabilities	As previously reported	IFRS 9 adoption	IFRS 15 adoption	Reclassifications	After adoption IFRS 9 and 15
	12/31/2016
Current liabilities
Taxes payable	171,033	—	(2,647)	—	168,386
Other current liabilities	5,315,913	—	—	—	5,315,913

Total current liabilities	5,486,946	—	(2,647)	—	5,484,299

Non-current liabilities
Total non-current liabilities	10,114,166	—	—	—	10,114,166

Equity
Profit reserves	4,466,392	(55,831)	(26,596)	—	4,383,965
Other equity items	4,061,231	—	—	—	4,061,231

Equity attributable to:
Shareholders of the Company	8,527,623	(55,831)	(26,596)	—	8,445,196
Non-controlling interests in subsidiaries	30,935	(80)	—	—	30,855

Total equity	8,558,558	(55,911)	(26,596)	—	8,476,051

Total liabilities and equity	24,159,670	(55,911)	(29,243)	—	24,074,516

Statements of Financial Position as of December 31, 2017

Assets	As previously reported	IFRS 9 adoption	IFRS 15 adoption	Reclassifications	Fair value CBLSA	After adoption IFRS 9 and 15
Current assets
Trade receivables and reseller financing	4,337,118	(157,198)	(32,026)	—	—	4,147,894
Inventories	3,491,879	—	21,698	—	133	3,513,710
Contractual assets with customers – exclusive rights	—	—	456,213	—	—	456,213
Other current assets	7,372,294	—	—	—	—	7,372,294

Total current assets	15,201,291	(157,198)	445,885	—	133	15,490,111

Non-current assets
Contractual assets with customers – exclusive rights	—	—	1,046,147	—	—	1,046,147
Deferred income and social contribution taxes	545,611	53,447	15,003	—	—	614,061
Other non-current assets	2,107,965	—	—	—	—	2,107,965

Total long term assets	2,653,576	53,447	1,061,150	—	—	3,768,173

Investments	150,194	—	—	—	—	150,194
Property, plant, and equipment	6,607,788	—	—	26,740	3,298	6,637,826
Intangible assets	3,727,473	—	(1,538,095)	(26,740)	75,404	2,238,042

Total non-current assets	13,139,031	53,447	(476,945)	—	78,702	12,794,235

Total assets	28,340,322	(103,751)	(31,060)	—	78,835	28,284,346

Liabilities	As previously reported	IFRS 9 adoption	IFRS 15 adoption	Reclassifications	Fair value CBLSA	After adoption IFRS 9 and 15
Current liabilities
Taxes payable	225,829	—	(4,300)	—	—	221,529
Other current liabilities	6,788,159	—	—		—	6,788,159

Total current liabilities	7,013,988	—	(4,300)	—	—	7,009,688

Non-current liabilities
Deferred income and social contribution taxes	38,524	—	—	—	45,118	83,642
Other non-current assets	11,566,978	—	—	—		11,566,978

Total non-current liabilities	11,605,502	—	—	—	45,118	11,650,620

Equity
Profit reserves	3,760,079	(103,468)	(26,760)	—	—	3,629,851
Valuation adjustments	159,643	—	—	—	(4,819)	154,824
Other equity items	5,461,539	—			—	5,461,539

Equity attributable to:
Shareholders of the Company	9,381,261	(103,468)	(26,760)	—	(4,819)	9,246,214
Non-controlling interests in subsidiaries	339,571	(283)		—	38,536	377,824

Total equity	9,720,832	(103,751)	(26,760)	—	33,717	9,624,038

Total liabilities and equity	28,340,322	(103,751)	(31,060)	—	78,835	28,284,346

Statements of Profit or Loss for the year ended December 31, 2017

	As previously reported	IFRS 9 adoption	IFRS 15 adoption	Reclassifications	After adoption IFRS 9 and 15
Net revenue from sales and services	80,007,422	—	(474,628)	(302,780)	79,230,014
Cost of products and services sold	(72,735,781)	—	1,528	302,780	(72,431,473)

Gross profit	7,271,641	—	(473,100)	—	6,798,541
Operating income (expenses)
Selling and marketing	(2,885,311)	(72,485)	471,407	—	(2,486,389)
Other operating income (expenses) items	(1,519,410)	—	—	—	(1,519,410)

Operating income before financial income (expenses) and share of profit of joint ventures and associates	2,866,920	(72,485)	(1,693)	—	2,792,742
Financial result, net	(474,296)	—	—	—	(474,296)
Share of profit of joint ventures and associates	20,673	—	—	—	20,673

Income before income and social contribution taxes	2,413,297	(72,485)	(1,693)	—	2,339,119

Income and social contribution taxes
Current	(922,458)	—	—	—	(922,458)
Deferred	83,029	25,599	576	—	109,204

	(839,429)	25,599	576	—	(813,254)
Net income for the year	1,573,868	(46,886)	(1,117)	—	1,525,865

Net income for the year attributable to:
Shareholders of the Company	1,574,306	(46,825)	(976)	—	1,526,505
Non-controlling interests in subsidiaries	(438)	(61)	(141)	—	(640)
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	2.9056				2.8169
Diluted	2.8847				2.7968

Statements of Cash Flows for the year ended December 31, 2017

	As previously reported	IFRS 9 adoption	IFRS 15 adoption	Reclassifications	After adoption IFRS 9 and 15
Cash flows from operating activities
Net income for the year	1,573,868	(46,886)	(1,117)	—	1,525,865
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of joint ventures and associates	(20,673)	—	—	—	(20,673)
Amortization of contractual assets with customers – exclusive rights	—	—	463,049	—	463,049
Depreciation and amortization	1,175,951	—	(471,407)	—	704,544
PIS and COFINS credits on depreciation	13,134	—	—	—	13,134
Asset retirement obligation	(15,432)	—	—	15,432	—
Interest, monetary, and foreign exchange rate variations	854,671	—	—	—	854,671
Deferred income and social contribution taxes	(83,029)	(25,599)	(576)	—	(109,204)
(Gain) loss on disposal of property, plant and equipment and intangibles	2,242	—	—	—	2,242
Estimated credit losses on doubtful accounts	—	—	—	132,756	132,756
Provision for losses in inventories	—	—	—	(802)	(802)
Provision for post-employment benefits	—	—	—	13,968	13,968
Other provisions and adjustments	(868)	—	2,407	—	1,539

	3,499,864	(72,485)	(7,644)	161,354	3,581,089
(Increase) decrease in current assets
Trade receivables and reseller financing	(665,145)	72,485	(3,006)	(129,574)	(725,240)
Inventories	(605,757)	—	—	(727)	(606,484)
Other current asset items	30,860	—	—	—	30,860
Increase (decrease) in current liabilities
Taxes payable	34,707	—	—	(1,653)	33,054
Insurance and other payables	(33,955)	—	—	(15,432)	(49,387)
Other current liabilities items	1,216,294	—	—	—	1,216,294
(Increase) decrease in non-current assets
Other non-current asset items	(393,991)	—	—	—	(393,991)
Increase (decrease) in non-current liabilities
Post-employment benefits	13,209	—	—	(13,968)	(759)
Other non-current liabilities items	20,142	—	—	—	20,142
Payments of contractual assets with customers – exclusive rights	—	—	(529,732)	—	(529,732)
Income and social contribution taxes paid	(836,808)	—	—	—	(836,808)

Net cash provided by operating activities	2,279,420	—	(540,382)	—	1,739,038

Cash flows from investing activities
Acquisition of property, plant, and equipment	(1,262,558)	—	—	(39,629)	(1,302,187)
Acquisition of intangible assets	(801,971)	—	540,382	39,629	(221,960)
Other investing activities items	152,392	—	—	—	152,392

Net cash used in investing activities	(1,912,137)	—	540,382	—	(1,371,755)

Net cash provided by financing activities	340,349	—	—	—	340,349

Effect of exchange rate changes on cash and cash equivalents in foreign currency	20,214	—	—	—	20,214
Increase in cash and cash equivalents	727,846	—	—	—	727,846

Cash and cash equivalents at the beginning of the year	4,274,158	—	—	—	4,274,158
Cash and cash equivalents at the end of the year	5,002,004	—	—	—	5,002,004

c. Exceptions and emphasis present in the auditor’s opinion

None.

10.5 – Comments on the Company’s critical accounting policies

The presentation of our financial condition and results of operations requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and may affect the reported amount of them as well as our revenues and expenses. The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments (Notes 2.c, 2.l, 4, 16 and 34), the determination of the estimated losses on doubtful accounts (Notes 2.d, 5 and 34.d.3), the determination of provisions for losses of inventories (Notes 2.e and 6), realization of deferred IRPJ and CSLL amounts (Notes 2.m and 9.a), determination of control in subsidiaries (Notes 2.g, 2.s.1, 3 and 12.a), determination of control in associates and joint ventures (Notes 2.g, 12.a and 12.b), determination of significant influence over associates (Notes 2.g and 12.c), the useful lives of PP&E (Notes 2.i and 14), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.j and 15.a), provisions for assets retirement obligations (Notes 2.n and 21), provisions for tax, civil, and labor risks (Notes 2.o and 22), estimates for the preparation of actuarial reports (Notes 2.p and 20.b) and the determination of fair value of subscription warrants – indemnification (Notes 25 and 34.j).

The effective results and information of transactions may differ from these estimates when they materialize.

We have identified the following accounting policies as critical:

Allowance for doubtful accounts

The estimated losses take into account, at the initial recognition of the contract, the expected losses for the next 12 months or for the lifetime of the contract when the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the allowance for estimated losses on doubtful accounts is deemed by management to be sufficient to cover any probable loss on realization of trade receivables. The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits. In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are natural or legal clients, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The estimates of credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue. See notes 5 and 34.d.3.

Provisions for inventory losses

If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials or supplies that (i) do not meet Ultrapar and its subsidiaries’ specifications, (ii) have exceeded their expiration date or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial team. For further information on Ultrapar’s provisions for inventory losses, see note 6 of the financial statements.

Income tax and social contribution tax

Current and deferred income tax (IRPJ) and social contribution tax on net income (CSLL) are calculated based on their current rates. For the calculation of current IRPJ, the value of tax incentives is also considered. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the legislation in force on the last day of the financial statements. The current rates in Brazil are 25% for income tax and 9% for social contribution tax on net income. For further details about recognition and realization of IRPJ and CSLL, see note 9 of the financial statements.

Investments in subsidiaries, associates and joint ventures.

A subsidiary is an investee in which the shareholder is entitled to variable returns and has the ability to interfere in its financial and operational activities. Normally, the equity interest is more than 50%. Investments in associates and joint ventures are accounted according to the equity interest method. An associate is an investee in which the shareholder has a significant influence, that is it has the power to participate in the financial and operating decisions but does not exercise control. A joint venture is an investment in which the shareholders have the right to the net assets given their joint control. Joint control is an agreement which establishes that decisions on key activities of the investee require the consent of the parties that share control. See explanatory note 12 of the financial statements for more information on investments in subsidiaries and joint ventures.

Provision for civil and labor tax risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see note 22 of the financial statements).

Property, plant and equipment

Property, plant and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets (see notes 2.n and 21 of the financial statements) less accumulated depreciation and, when applicable, less provision for losses.

Depreciation is calculated using the straight-line method, for the periods mentioned in note 14 of the financial statements, taking into account the useful life of the assets, which are reviewed annually. Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see note 15 of the financial statements):

•

Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes.

•

Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in note 15 to our consolidated financial statements, taking into account their useful lives, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see note 15 items a and e of the financial statements).

Impairment of Assets

The Company and its subsidiaries review, quarterly, the existence of any indication that an asset may be impaired and annually for intangible assets with undetermined useful life. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (cash generating units -“CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

The evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which it is calculated the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of ten years was used due to a four-year period to maturity of new stores were considered.

On December 31, 2019, the discount and real growth rates used to extrapolate the projections ranged from 8.9% to 12.1% and from 0% to 1% p.a., respectively, depending on the CGU analyzed.

In 2019, the recoverability tests of the asset value conducted by Ultrapar and its subsidiaries resulted in a reduction in the recoverable amount. The result was a loss of R$ 30 million (loss of R$ 22 million in 2018), representing principally the sales of plant, property and equipment and the closure of stores at Extrafarma. In addition, in 2019, the recoverability tests have shown the need to book an impairment of goodwill of R$ 593 million to the accounts of Extrafarma.

Contractual assets with customers – exclusive rights

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (see Note 2.a and 11 of the financial statements).

Provisions for assets retirement obligations

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability are monetarily restated using the National Consumer Price Index—IPCA until the respective tank is removed (see note 21 of the financial statements). The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in income when they become known. An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results.

Fair value of financial instruments

The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

•

Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method. Financial investments in guarantee of loans are classified as amortized cost.

•

Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned are recognized in equity in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement. Substantially the financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at fair value through other comprehensive income.

•

Measured at fair value through profit or loss: financial assets that were not classified as amortized cost or measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the income statement. Investment funds and derivatives are classified as measured at fair value through profit or loss.

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

•

Hedge accounting—fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•

Hedge accounting—cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statements of profit or loss. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non-financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the hedging relationship is canceled; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income shall be recognized immediately in profit or loss.

•

Hedge accounting—hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income when the disposal of the foreign subsidiary occurs.

For further detail on financial instruments of the Company and its subsidiaries, see notes 4, 16 and 34.j. of the financial statements.

Employee Benefits and Private Pension Plan

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring Company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring Company and its subsidiaries do not guarantee the amounts or the duration of the benefits received by each employee that retires.

Ultrapar and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care and life insurance plan for eligible retirees. The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by the administration on December 31, 2019 and are recorded in the financial statements.

Significant actuarial assumptions adopted include:

Economic factors	12/31/2019	12/31/2018
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	8.79	9.00
Average projected salary growth rate	7.64	7.85
Inflation rate (long term)	3.80	4.00
Growth rate of medical services	7.95	8.16

Demographic factors

•	Mortality Table for the life insurance benefit – CSO-80

•	Mortality Table for the other benefits – AT 2000 Basic decreased by 10%

•	Disabled Mortality Table—RRB 1983

•	Disability Table – Weak light

Fair value of the Subscription Warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification could be issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. As of December 31, 2019, the subscription warrants – indemnification were represented by 5,192,919 shares and amounted to R$ 130.7 million (as of December 31, 2018, they were represented by 4,824,238 that totaled R$ 123.1 million). Due to the final adverse decision of some of these lawsuits, on December 31, 2019, the maximum number of shares that could be issued in 2020 related to the subscription warrants – indemnification was up to 5,920,425 (5,976,316 shares as of December 31, 2018).

The information above were adjusted retrospectively as disclosure in Note 26.a. In February 19, 2020, the Company’s Board of Directors confirmed the issuance of 2,108,542 common shares due to the partial exercise of the rights conferred by the subscription warrants. For more information on the partial issue, see note 36.

10.6. – Issuer’s off-balance sheet items

a. Assets and liabilities held by the issuer, whether directly or indirectly, off-balance sheet:

i.	Operating leases, assets and liabilities

See “Item 10.6.b. Other off-balance sheet arrangements”.

ii.	Receivables portfolios over which the entity has risks and liabilities, indicating respective liabilities

Not applicable.

iii.	Future purchase and sale of products or services contracts

See “Item 10.6.b. Other off-balance sheet arrangements”.

iv.	Unfinished construction contracts

Not applicable.

v.	Other future financing agreements

Not applicable.

b. Other off-balance sheet arrangements

The following table shows our main off-balance sheet arrangements on December 31, 2019:

Contractual Obligations (off-balance sheet) (R$ million)	Total	Payment due by period
		Up to 1 year	between 1 and 3 years	between 3 and 5 years	More than 5 years
Estimated resources for funding of pension planned and other post-retirement benefit obligations (1)	522.9	20.5	43.5	46.8	412.1
Purchase obligations – raw material (2)	1,379.4	430.9	861.9	86.8	—
Purchase obligations – utilities (3)	129.7	32.9	53.9	42.9	—
Minimum movement obligations – cargo (4)	77.6	12.5	25.0	9.9	30.2
Operating lease (5)	9.5	3.5	5.7	0.3	—

	2,119.1	500.3	990.0	186.5	442.3

(1)	The estimated payment amount was calculated based on a 4.5% inflation assumption.
(2)

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum annually consumption level of ethylene, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 205 thousand tons in 2019. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment. Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 44,100 tons of ethylene annually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

(3)	The purchase obligation relates to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.
(4)

Tequimar has agreements with CODEBA — Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros—in connection with its ports facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products (i) In Aratu, 397,000 tons per year until 2031, and of 900,000 tons per year until 2022; e (ii) In Suape, 250,000 tons per year until 2027 and 400,000 tons per year until 2029. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31, 2018, these rates per ton were R$ 6.99 for Aratu and R$ 2.54 for Suape.

(5)	Subsidiaries Cia. Ultragaz, Bahiana, Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment.

Additionally, some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. As of December 31, 2019, Ultrapar and its subsidiaries did not have losses in connection with these collaterals. (See note 16.i).

Vendor
2019
Term	up to 60 months
Maximum amount of future payments related to these guarantees	R$ 84.1 million

10.7 – Off-balance sheet items

a. How such items change or may change revenues, expenses, operating income, financial expenses or other items of the issuer’s financial statements

Contractual obligation included in “Item 10.6.b. Other off-balance sheet arrangements” would have the following effects on the Company’s net sales and services, costs, expenses, operating income and financial income (expenses), throughout the period of the contract:

(R$ million)	Estimated planned funding of pension and other post- retirement benefit obligations	Purchase obligations – raw materials	Purchase obligations – utilities	Minimum movement obligations – cargo	Operating lease
Net sales and services	—	—	—	—	—
Cost of sales and services	(70.2)	(1,379.4)	(129.7)	(77.7)	—
Gross profit	(70.2)	(1,379.4)	(129.7)	(77.7)	—
Operating expenses
Selling expenses	(121.1)	—	—	—	—
General and administrative expenses	(331.7)	—	—	—	—
Income from sale of assets	—	—	—	—	(9.5)
Other operating income, net	—	—	—	—	—

Operating income	(523.0)	(1,379.4)	(129.7)	(77.7)	(9.5)
Financial results	—	—	—	—	—
Financial expenses	—	—	—	—	—

b. Nature and purpose of the transaction

See “Item 10.6.b. Other off-balance sheet arrangements”.

c. Nature and amount of obligations assumed by and rights conferred upon the issue due to the transaction

See “Item 10.6.b. Other off-balance sheet arrangements”.

10.8. – Discussion on the main elements of the issuer’s business plan:

a. Investments

i.	Quantitative and qualitative description of the investments in progress and the estimated investments

Ultrapar’s investments in 2019, net of divestments and repayments, amounted to R$ 1.6 billion, a reduction of 19% compared to the amount invested in 2018 and R$ 184 million lower the plan announced in 2018.

Ipiranga invested a total of R$ 738 million in 2019, allocated to maintenance and expansion of the service station and franchise network as well as expansion of the company’s logistics infrastructure. Out of total investments, R$ 341 million was expended on property, plant and equipment and on intangible assets, R$ 327 million on contractual assets with clients (exclusive rights) and R$ 26 million on acquisitions, R$ 22 million in initial upfront costs of entitlement assets and R$ 21 million in drawdowns of financing to clients and advance payments of rentals, net of repayments. Oxiteno invested R$ 249 million in 2019, mainly allocated to investments in the new specialty chemicals plant in the United States and to maintenance of its productive units. Ultragaz invested R$ 230 million in 2019, allocated mainly to clients in the bulk segment, replacement and acquisition of gas bottles and maintenance of the logistics infrastructure and filling stations. Ultracargo invested R$ 252 million in 2019, mainly allocated to the expansion of the Itaqui and Santos terminals, the Vila do Conde terminal concession grant, the acquisition of land in Santos and the adaptation and maintenance of existing infrastructure. Extrafarma invested R$ 89 million in the year. The amount was allocated in large part to the new distribution center in São Paulo – unveiled in August – translating into reduced logistics expenses and a better level of service for operations in the state. Investment was also expended on store opening and remodeling together with IT projects.

The Company’s 2020 investment plan totaled R$ 1.8 billion and reinforces the commitment to sustainable growth of the businesses and selectivity in capital allocation.

At Ipiranga, the approved investment limit is R$ 873 million, approximately 60% of this directed towards expansion of: (i) the service station network, (ii) the logistics infrastructure, with the construction of two logistics facilities and the concessions won in Belém (PA), Cabedelo (PB) and Vitória (ES), and (iii) company-operated stores and new franchises at am/pm and Jet Oil. The remaining 40% will be expended on maintenance and modernization of its activities, mainly in the renewal of contracts with clients, logistics infrastructure and technology to support the operations.

The approved investment of R$ 228 million for Oxiteno will be allocated mainly to maintenance and safety of its industrial units, R&D and improvements of information technology systems.

Investments at Ultragaz will amount to R$ 314 million to attract new clients in the bottled and bulk segments, for replacement and acquisition of LPG bottles to support the volume growth, expansion and maintenance of the filling plants and information technology.

Ultracargo is expected to invest R$ 238 million, mainly in the construction of the Vila do Conde (PA) terminal as well as expansion of the Itaqui (MA) and Suape (PE) terminals together with investments in ongoing improvements in safety, infrastructure and maintenance at the terminals.

Extrafarma plans on investing R$ 53 million mainly in technology platform, in the network expansion and logistics infrastructure, notably with the opening of a new distribution center in the Northeast region, as well as drugstore maintenance and renovation.

ii.	Sources of financing investments

For further details on the sources of financing investments, see “Item 10.1.d. Sources for financing working capital and investments in non-current assets” and “Item 10.1.e. Sources for financing working capital and investments in non-current assets to be used to in case of deficiencies in liquidity”.

iii.	Relevant disposals in process and forecasted disposals

There are no significant divestitures in progress or planned.

b. Disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer’s production capacity

There is no disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer’s production capacity.

c. New products and services

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. Oxiteno’s research and development expenditures in 2019, 2018 and 2017 were R$ 57 million, R$ 57 million and R$ 53 million respectively.

Oxiteno’s investments in research and development have resulted in the introduction of 94 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Ipiranga constantly develops specific initiatives for each segment in which it operates, such as the offering of supply and technical support at large clients’ facilities.

In the urban service stations segment, the wide range of non-fuel products and services and the constant pursue of excellence have been contributing significantly to the increase in the number of consumers and the client-loyalty for its service stations. Additionally, the offer of convenience and services at the service stations aims at greater satisfaction to the customers, and therefore more value perceived. In addition to fueling its vehicles, the consumer can also shop at am/pm convenience stores, that has more than 934 bakeries, and at Ipirangashop.com and enjoy other services provided in many service stations of Ipiranga’s network.

In another pioneer initiative, Ipiranga launched in 2009 the program “Km de Vantagens”, a loyalty program in the fuel industry that grants rewards and benefits to customers and resellers that has strengthened as an important platform for customer relationship and for other initiatives of Ipiranga. In 2019, KMV continued to add new users and surpassed the mark of 32 million participants.

Ipiranga’s Posto Ecoeficiente project (Eco-Efficient service station) is one of the differentiation initiatives that reflect Ultrapar’s innovation philosophy. It aggregates, in a single project, innovative solutions and sustainable technologies, in harmony with the profitability of the service station for the reseller. The Posto Ecoeficiente project involves solutions in the construction and operation of service stations that result in better use of resources, such as water and electricity, and reduction of wastage and residues. The Postos Ecoeficientes reached, in 2019, 910 service stations in Brazil.

In 2014, the novelty was the “Beer Cave”, a new beverage shopping experience for customers in am/pm stores. It is a cold room with a wide variety of labels of domestic and imported beers. Approximately 561 am/pm shops throughout Brazil had already implemented the model by 2019.

In 2016, Ipiranga developed and launched the Abastece Aí app in the market, an initiative designed to integrate the platforms for offering additional convenience and benefits to its customers. Through the Abastece Aí app, the customer can program or decide with immediate effect their refueling option which is automatically recognized by the pump attendant. The customer can also choose which benefits he prefers and complete the refueling process using the Km de Vantagens password, payment being executed in absolute security. The app continues to grow exponentially and is already executing annualized transactions of more than R$ 4.0 billion with a customer base of more than 3.2 million users. We are assessing the possibility of transforming this business unit of Ipiranga into an independent unit, leveraging the Km de Vantagens and Abastece Aí ecosystems to offer further products and services to the customers.

Ipiranga also launched in 2016 the DT Clean gasoline, formulated with one of the latest additivities technology, that recovery the original performance of the engine, improves its service life and fuel efficiency. Additionally 2017 Ipiranga launched Octapro, a high-octane gas that features a combination of cutting-edge additives and, among other benefits, helps engines reach their top power and improves performance. In 2019, Ipiranga launched RendMax, a new diesel S10 additive, which generates savingshigher than 3% compared to common diesel, besides to extend the lifecycle of the engine of car, increase the period to replace oil filters and reduce harmful emissions to the environment.

In 2017, further strengthening its products offer at am/pm stores, Ipiranga launched Wine Cave. In an air-conditioned wine cellar, customers can find a wide variety of wines, from 60 to 80 different labels, at the right temperature. As of December 31, 2019, there were 15 Wine Cave units installed in the states of Minas Gerais, São Paulo, Rio de Janeiro, Santa Catarina, Paraná and Amazonas.

In 2018, Ipiranga launched Pró-frotas, a fully digitized tool for managing refueling and allowing transactions to be executed via app and displaying information in real time, integrated via tracking systems, collection of invoices, among other functions.

In 2019, Ipiranga began a pilot project for the operation of proprietary am/pm stores, covering units both located at service stations as well as outside stations, in addition to attracting specialized franchisees for operating reseller’s stores. The aim is to enhance the know-how as to the operation of the stores and improve the services rendered to all the franchisees, as well as to allow a more accelerated and structured expansion of the am/pm network.

10.9. – Discussion on other relevant factors which affected the operational performance

Not applicable. There is no other relevant factor that affected the Company’s operational performance in 2019.

Ultrapar – Shareholders’ Meeting Manual

EXHIBIT IV – ALLOCATION OF NET EARNINGS

ULTRAPAR PARTICIPAÇÕES S.A.

ANNEX 9-1-II

Allocation of net earnings

(in thousands of Reais , except when otherwise mentioned)	Year ended 12/31/2019

1. Inform net earnings for the fiscal year	373,526

2. Inform the total amount of dividends and dividends per share, including prepaid dividends and interest on equity already declared¹

Total amount	354,850

Amount per common shares (R$)—Interim dividends	0.200000000

Amount per common shares (R$)—Complementary dividends	0.126180632

3. Inform the percentage of distribution of net earnings for the fiscal year	95%

4. Inform the total amount of dividends and dividends per share based on the net earnings of previous years

Total amount	124,002

Amount per common shares (R$)—Interim dividends	0.113819368

5. Inform, deducting prepaid dividends and interest on equity declared:

a. The gross amount of dividends and interest on equity, individually, based on the number of shares of each type and class	—

Gross amount—Dividends common shares	—

b. Form and term of dividend and interest on equity payments

Form of payment	—

Payment term	—

c. Any levy of monetary restatement and interest on dividends and interest on equity	—

d. Date of declaration of payment of dividends and interest on equity taken into account for identification of shareholders entitled to receive dividends and interest on equity	—

6. In the event of dividends or interest on equity declared based on net earnings with respect to semiannual balance sheets or shorter periods

a. Inform the total amount of dividends or interest on equity declared	217,382

b. Inform the date of the respective payments	08.30.2019

ULTRAPAR PARTICIPAÇÕES S.A.

ANNEX 9-1-II

Allocation of net earnings

(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2019

7. Provide a comparative table indicating the following value per share of each type and class:

a. Net earnings for the fiscal year and for the three (3) previous years[2]

Amount per common shares (R$)—12.31.2019	0.34

Amount per common shares (R$)—12.31.2018	1.06

Amount per common shares (R$)—12.31.2017	1.45

Amount per common shares (R$)—12.31.2016	1.44

b. Dividends and interest on equity distributed in the three (3) previous years

12.31.2018	684,565

Amount per common shares (R$)—Interim dividends	0.28

Amount per common shares (R$)—Complementary dividends	0.35

12.31.2017	950,895

Amount per common shares (R$)—Interim dividends	0.43

Amount per common shares (R$)—Complementary dividends	0.45

12.31.2016	907,269

Amount per common shares (R$)—Interim dividends	0.40

Amount per common shares (R$)—Complementary dividends	0.44

8. If there is destination of earnings to the legal reserve

a. Identify the amount allocated to legal reserve	18,676

b. Detail the method for the calculation of the legal reserve	Art. 193—Brazilian Corporate Law—Of the net earnings for the fiscal year, 5% will be allocated, prior to any other destination, to the legal reserve, which shall not exceed 20% of the share capital.

9. If the company has preferred shares entitled to receive fixed or minimum dividends

a. Describe the method for calculation of fixed or minimum dividends	—

b. Inform whether the net earnings for the fiscal year is sufficient to fully pay fixed or minimum dividends	—

c. Identify if any unpaid portion is cumulative	—

d. Identify the total amount of fixed or minimum dividends to be paid with respect to each class of preferred shares	—

e. Identify fixed or minimum dividends to be paid with respect to each class of preferred shares	—

ULTRAPAR PARTICIPAÇÕES S.A.

ANNEX 9-1-II

Allocation of net earnings

(in thousands of Reais , except when otherwise mentioned)	Year ended 12/31/2019

10. With respect to the mandatory dividend

a. Describe the method for calculation set in the bylaws	Bylaws—Art. 55—item b) 50% (fifty percent) of adjusted net income to pay mandatory dividends to shareholders, offsetting the semi-annual and interim dividends that may have been declared.

b. Inform if the dividend is being fully paid	Yes

c. Inform the amount eventually retained	—

11. In the event of retained mandatory dividend due to the company’s financial condition

a. Inform the retained amount	—

b. Describe, in details, the company’s financial condition, including any aspects relating to the liquidity analysis, working capital and positive cash flow	—

c. Justify the retaining of dividend	—

12. In the event of destination of net earnings to the contingency reserve

a. Identify the amount allocated to the reserve	—

b. Identify any probable loss and the reason therefore	—

c. Explain why the loss is considered probable	—

d. Justify the establishment of the reserve	—

13. In the event of destination of net earnings to the unrealized profit reserve

a. Identify the amount allocated to the profit reserve	—

b. Inform the nature of unrealized profits which originated the reserve	—

ULTRAPAR PARTICIPAÇÕES S.A.

ANNEX 9-1-II

Allocation of net earnings

(in thousands of Reais , except when otherwise mentioned)	Year ended 12/31/2019

14. In the event of destination of net earnings to statutory reserve[3]

a. Describe the statutory clauses which establish the reserve	Bylaws—Art. 55—item c)

b. Identify the amount allocated to the reserve[4]	411,720

c. Describe how the amount was calculated	At the proposal of the management bodies, up to 45% (forty five percent) of adjusted net income will be used to create a reserve for investments, in order to preserve the integrity of corporate assets and strengthen the Company’s capital, allowing new investments, up to 100% (hundred percent) of its capital, observing that the balance of this reserve, added to the balances of other profit reserves, except for unrealized profits reserves and reserves for contingencies, not exceeding 100% (hundred percent) of its capital, and once reached that limit, the Shareholders meeting may decide on the application of the excess in capital increase or in the distribution of dividends.

15. In the event of retention of profits under the capital budget

a. Identify the amount retained	—

b. Provide a copy of the capital budget	—

16. In the event of destination of net earnings to the tax incentive reserve

a. Identify the amount allocated to the reserve	—

b. Explain the nature of the destination	—

1The values presented in item 2 include the amount of dividends identified at item 6, as well as the amount of R$ 137,468, according to the dividends declared by the Board of Directors on February 19, 2020, with payments to the shareholders from 03.06.2020 onwards.

²NumberofsharesusedfortheearningspersharecalculationdoesnotincludesharesheldintreasuryoftheCompany.Thevaluepershareconsiderthe stock split of common shares at a ratio of one currently existing share to two shares of the same class and type and approved by Annual Meeting Shareholders’ onApril 10, 2019. Theamount of stocks used to calculate valueper share consider theissuance of2,108,542 commonshares approvedby the Company’s Board of Directors Meeting on February 19, 2020.

³ Investments statutory reserve made in accordance with Article 194 of the Brazilian Corporate Law and item c of Article 55 of the Company’s Bylaws in order to preserve the integrity of corporate assets and strengthen the Company’s capital, allowing new investments.

4The amount also includes the realization of revaluation reserve, net of income tax and social contribution, in the amount of R$ 159 and gain in reimbursement of preferred shares class “B” from Oxiteno Nordeste in the amount of R$ 1,489.

Ultrapar – Shareholders’ Meeting Manual

EXHIBIT V – ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

EXHIBIT V—ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

12.	Annual General Shareholders’ Meeting (“AGM”) and Management

12.5.	Information about the candidates for the Board of Directors and the Fiscal Council indicated or supported by the management

Fiscal Council

Name	Date of birth	Profession	CPF/ME	Elective position to be held	Expected election and investiture date	Term of office	Other positions held in the issuer	Was elected by the controller Parte inferior do formulário	Consecutive terms
Geraldo Toffanello	10/12/1950	Accountant	075.257.060-72	Member of Fiscal Council (Effective)	04/15/2020	Until 2021 AGM	—	No	3
Marcelo Amaral Moraes	07/10/1967	Economist	929.390.077-72	Member of Fiscal Council (Effective)	04/15/2020	Until 2021 AGM	—	No	1
William Bezerra Cavalcanti Filho	10/26/1956	Economist	530.627.607-53	Member of Fiscal Council (Effective)	04/15/2020	Until 2021 AGM	—	No	2
Márcio Augustus Ribeiro	12/27/1954	Engineer	006.211.088-80	Member of Fiscal Council (Alternate)	04/15/2020	Until 2021 AGM	—	No	13
Pedro Ozires Predeus	05/04/1944	Accountant	005.474.508-00	Member of Fiscal Council (Alternate)	04/15/2020	Until 2021 AGM	—	No	15
Carlos Roberto de Albuquerque Sá	01/31/1950	Accountant	212.107.217-91	Member of Fiscal Council (Alternate)	04/15/2020	Until 2021 AGM	—	No	0

All members now appointed to the Fiscal Council are considered independent members, pursuant to article 162 and paragraphs of the Brazilian Corporate Law.

i.	Main professional experience over the last 5 years

Fiscal Council – Effective members

Geraldo Toffanello

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Member of the Fiscal Council (2017 – 2018) • President of the Fiscal Council (2019 – current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk	Yes
Gerdau S.A.	• Member of the Fiscal Council (2015 – current)	Publicly listed company in the steel industry	No
Metalúrgica Gerdau S.A.	• Member of the Fiscal Council (2014 – current)	Publicly listed company	No
Dimed S.A. Distribuidora de Medicamentos	• Member of the Fiscal Council (2013 – 2015)	Publicly listed company dedicated to retail pharmacy	No
Luzes do Mundo Ltda.	• Founder	Company focused on lighting products—decorative and technical, representing renowned international brands	No

Marcelo Amaral Moraes

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	•Member of the Fiscal Council (2019 – current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk	Yes
Vale S.A.	•President of the Fiscal Council (2004 – current)	Company in the mining industry	No
CPFL Energia S.A.	•Member of the Board of Directors (2017 – current)	Company engaged on electric energy production	No
Linx S.A.	•Member of the Fiscal Council (2018 – current)	Company in the software and retail management industry	No
Gol Linhas Aéreas Inteligentes S.A.	•President of the Fiscal Council (2018 – current)	Company in the aviation segment	No
Aceco TI S.A.	•President of the Fiscal Council (2016 – 2018)	Company in the data centers industry	No
Eternit S.A.	•Member of the Board of Directors (2016 – 2018)	Company in the roofing industry	No
Capital Dynamics Investimentos Ltda.	•Executive Officer (2012 – 2015)	Private Asset Management company	No

William Bezerra Cavalcanti Filho

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	•Member of the Fiscal Council (2018 – current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk	Yes
Casa da Moeda do Brasil	•Member of the Board of Directors (2018 – 2019)	Public company responsible for producing the Brazilian currency and other security products	No
Pré-sal Petróleo S.A.	•Member of the Audit Committee (2019 – current)	Company representation the Union in the oil production sharing regime	No
Norte Energia S.A.	•Alternate Member of the Fiscal Council (2018 – current)	Company engaged in the electric energy sector	No
QGEP – Queiroz Galvão – Exploração e Produção S.A..	•Alternate Member of the Fiscal Council (2014 – 2017)	Company engaged in the exploration and production of oil and gas	No
CPFL Energia S.A.	•Member of the Fiscal Council (2013 – 2017)	Company engaged in the electric energy sector	No
General Shopping S.A.	•Member of the Fiscal Council (2014 – 2017)	Company engaged in management, planning and trading of shopping centers	No
Log-In S.A.	•Member of the Fiscal Council (2014 – 2016)	Company in the cabotage navigating sector in Brasil	No

Alternative members

Márcio Augustus Ribeiro

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	•Alternate member of the Fiscal Council (2007 – current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk	Yes

Pedro Ozires Predeus

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	•Alternate member of the Fiscal Council (2005 – current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk	Yes
Alma Clínica de Doenças Nervosas S/S Ltda.	•Administrative and Finance Officer (2013 – current)	Family owned medical clinic	No
PriceWaterhouseCoopers (PWC)	•Retired partner (2004)	Audit	No
Associação Brasileira das Companhias Abertas – ABRASCA	•ABRASCA Award Reviewer Best Annual Report—4th year—since 2014	Non-profit association for the defense of publicly held companies	No
Instituto Brasileiro de Governança Corporativa – IBGC	•Associated (2012 – current)	Development of Corporate Governance in Brazil.	No

Carlos Roberto de Albuquerque Sá

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Itaú Unibanco S.A.	•Member of the Fiscal Council (2016 – 2019)	Financial institution	No
Banco do Brasil S.A.	•Member of the Fiscal Council (2014 – 2015)	Financial institution	No
Marfrig Global Foods S.A.	•Member of the Fiscal Council (2016 – 2019)	Production and Distribution of food based on beef, swine, sheep and poultry in natura. Elaborated and processed. Leathers, semi-finished and finished, as well as other food products.	No
M. Dias Branco S.A. Indústria e Comércio de Alimentos	•Coordinator of the Audit Committee (2018 – current)	Production and commercialization of biscuits, pasta, wheat flour and bran, margarines and fats, cakes, snacks, cake mix and toast.	No
Marisa Lojas S.A.	•Coordinator of the Audit Committee (2011 – current)	Retail sale of clothing and accessories.	No
Camil Alimentos S.A.	•Coordinator of the Audit Committee (2018 – current)	Industrialization and commercialization of rice, beans, fish and sugar.	No
Cia Energética de Minas Gerais – CEMIG	•Member of the Fiscal Council (2018 – current)	Public electricity utility.	No
CS Consult Ltda.	•Founder	Consulting firm	No
Instituto Brasileiro de Governança Corporativa – IBGC	•Associated (2012 – current)	Development of Corporate Governance in Brazil.	No

ii.	All management positions currently held in other companies or Third Sector organizations

Fiscal Council

Geraldo Toffanello

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
ONG Parceiros Voluntários	•Member of the Board of Directors (2018 – current)	NGO dedicated to the qualification of people and institutions, through social technologies and volunteering	No
Casa Menino Jesus de Praga	•Member of the Board of Directors (2019 – current)	Institution to support the needy children with multiple disabilities	No

n.	Events occurred over the last 5 years, related to:

i.	any criminal sentence

ii.	any judgment in administrative proceeding by CVM and the penalties applied

iii.	any final and unappealable judgment, at legal or administrative level, which has suspended or disqualified the candidate in connection with the performance of any professional or business activity

The Members of the Board of Directors and Fiscal Council informed the Company that there were no criminal conviction in CVM administrative proceeding or any other legal or administrative conviction that has suspended their ability or unqualified them to perform any professional or business activity.

12.6.	Percentage of participation in meetings held in the last term

Fiscal Council

Effective member	Number of meetings held by the Board of Directors from April/19 to March/20	% of participation of the effective member in the meetings
Geraldo Toffanello	09	100%
Marcelo Amaral Moraes	09	100%
William Bezerra Cavalcanti Filho	09	100%

12.7.

Information about the members of statutory committees, the audit committee, the risk committee, the finance committee and the compensation committee, even if such committees or structures are not established by the Bylaws

Not applicable because the candidates indicated in this document do not belong to audit, risk, financial and compensation committees or structures that participate in the decision-making process of the Company’s management or management bodies as consultants or auditors.

12.8.

Percentage of participation of the members of statutory committees, the audit committee, the risk committee, the finance committee and the compensation committee, in the meetings held by the respective body in the same period, which occurred after tenure in office

Not applicable because the candidates indicated in this document do not belong to audit, risk, financial and compensation committees or structures that participate in the decision-making process of the Company’s management or management bodies as consultants or auditors.

12.9.	Material relationship, stable union or family relationship up to the second degree between:

a.	the Company’s officers and directors:

None.

b.	(i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s subsidiaries, whether direct or indirect

None.

c.	(i) the Company’s or its subsidiaries’ officers and directors, whether direct or indirect and (ii) the Company’s direct or indirect controlling shareholders

Not applicable.

d.	(i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s controlling shareholders, whether direct or indirect

None.

12.10.	Subordination, service rendering or control relationships kept, over the last 3 fiscal years, between the Company’s management and:

a.	any of the Company’s direct or indirect subsidiaries, except those in which the issuer holds, directly or indirectly, the entire share capital

None.

b.	any of the Company’s direct or indirect controlling shareholders

None.

c.	if material, any supplier, customer, debtor or creditor of the Company, its subsidiary or controlling shareholders or the subsidiaries of any of the foregoing

None.

Ultrapar – Shareholders’ Meeting Manual

EXHIBIT VI – MANAGEMENT AND FISCAL COUNCIL COMPENSATION PROPOSAL

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

Management and Fiscal Council Compensation Proposal

A-Management’s compensation proposal

The proposal for the maximum annual limit of the Management compensation for the period between May 2020 and April 2021 is R$ 75,000,000.00 (seventy-five million Reais), of which R$ 12,000,000.00 (twelve million Reais) refers to compensation for the members of the Board of Directors and R$ 63,000,000.00 (sixty-three million Reais) for the Company’s Executive Officers, including R$ 13,951,235.00 (thirteen million, nine hundred and fifty-one thousand, two hundred and thirty-five Reais) relative to the stock-based compensation plan and post-retirement benefits.

The total amount proposed is 4.17% higher than the amount approved in the Annual General Shareholders’ Meeting held on April 10, 2019 for the period between May 2019 and April 2020. The global compensation effectively recognized in this period is estimated to be 19% lower than the amount approved in 2019, mainly due to the values of the variable compensation that were lower than the maximum value planned, consistent with the financial results in relation to the amount projected for the year.

B-Compensation proposal for the members of the Fiscal Council

The proposal for the total compensation of the members of the Fiscal Council for the term of office (between May 2020 and April 2021) is R$ 68,400.00 (sixty-eight thousand, four hundred Reais) monthly, with a monthly payment of R$ 22,000.00 (twenty-two thousand Reais) to the chairman of the Fiscal Council and R$ 17,500.00 (seventeen thousand, five hundred Reais) to the other effective members¹.

The amount proposed is 8.12% higher than the amount approved in the Annual General Shareholders’ Meeting for the period between May 2019 and April 2020. The proposed increase aims to match the compensation for the members of the Fiscal Council to the average of the market identified in surveys (considering companies with comparable size, complexity and performance to Ultrapar). The global compensation effectively recognized on this period is aligned with the amount approved.

Further information, including policies or practices about the compensation of the Board of Directors, Statutory and non-Statutory Officers and Fiscal Council, is available at Exhibit VII, which reflects the information required on item 13 of the Reference Form (Management’s Compensation). We highlight that the amounts included in this compensation proposal is not the same from those of Exhibit VII because of the different reference periods of the documents.

¹	Monthly individual compensation for members of the Fiscal Council does not include charges on payroll.

Ultrapar – Shareholders’ Meeting Manual

EXHIBIT VII – ITEM 13 OF THE REFERENCE FORM

13 - Management Compensation

13.1 - Describe the compensation policy or practice for the Board of Directors, Statutory and Non-Statutory Officers, Fiscal Council, statutory committees and risk, financial, compensation and audit committees, addressing the following aspects:

a.

Purpose of the compensation policy or practice, informing if the compensation policy was formally adopted, body responsible for approving it, date of the approval and, if the issuer publicly discloses the policy, where the document can be found in the internet

The objective of Ultrapar’s Corporate Executive Compensation Policy is to establish principles and criteria of compensation for the Company’s management, ensuring a competitive compensation strategy aligned with best market practices and interests of Ultrapar’s shareholders and other stakeholders.

The main elements of Ultrapar’s compensation policy and practices for its administrative bodies are (i) to align the interests between executives and shareholders, based on the principle of sharing risks and returns, (ii) to converge goals to the long-term strategy and sustainability of the Company, and (iii) to encourage autonomy and responsibility, recognizing differentiated performance and reinforcing meritocracy and (iv) competitiveness related to the market reference, allowing to attract and retain professionals for the Company’s management. Following these principles, Ultrapar adopts a competitive compensation plan, including the utilization of financial and operational metrics to value creation in order to establish variable compensation targets, benefits in line with market practices and a stock ownership plan.

Ultrapar’s Executive Compensation Policy was approved by the Board of Directors, on December 04, 2019, after analysis and evaluation by the People Committee. The document is available at ri.ultra.com.br, section ‘Governance / Corporate Documents.

b.	Compensation composition

i.	Description and purpose of each compensation component

Board of Directors

•	Fixed compensation:

o

Fixed fees: a monthly amount, in order to remunerate the responsibility and complexity inherent to the position, and attempting to maintain levels compatible with the compensation of the directors of companies comparable with Ultrapar. The Chairman and the Vice Chairman earn a higher amount than other directors as a result of the positions held.

o

Compensation for the participation in specialized committees: a monthly amount, equivalent to 1/3 of the director’s compensation. If the director is appointed to the position of a committee coordinator, the monthly amount will be equivalent to 50% of a director’s fees. If a director is appointed to more than one committee, the monthly amount will be limited to 50% of the director’s compensation, independent of the position held in the Board of Directors, with the exception of the Chairman of the Board of Directors who is not eligible to additional values for participating in committees.

o	In addition to the fees, the Company bears the respective social security contributions, when applicable.

•	Variable compensation: members of the Board of Directors are not eligible to variable compensation.

Fiscal Council

•	Fixed compensation:

o

Fixed fees: a monthly amount approved by the Annual General Shareholders Meeting, in order to remunerate the responsibility and complexity inherent to the position of member of the fiscal council, in addition to consider parameters of the market reference. The compensation of each member of the Fiscal Council must be equal to at least 10% of the average monthly salary of the Statutory Officers. The Chairman earns a higher amount than other members of the Fiscal Council as a result of the greater responsibility inherent to the position held.

•	Variable compensation: the members of the Fiscal Council are not eligible to variable compensation .

Statutory Executive Officers

•	Fixed compensation:

o

Salary: a monthly amount paid with the purpose of compensate the responsibility and complexity inherent to each position, the individual contribution and the experience of each professional, and attempting to maintain levels compatible with those of comparable companies.

o

Direct and indirect benefits: the fixed compensation of Executive Officers includes contribution to social security, vacation bonus, thirteenth salary, health care plan, group life insurance and physical checkup, among others. The direct and indirect benefits are intended to follow the practices adopted by the market and to recognize the individual contribution.

•	Variable compensation:

o

Short-term: an annual amount paid in order to align the interests of the executives with those of the Company, in order to pursue and reach results. This amount is pegged to financials and non-financial goals, always in line with the Company’s Strategic Plan, approved by the Board of Directors.

•

Share ownership compensation plan: Ultrapar has since 2003 adopted stock-based compensation to promote growth and sustainable results of the Company and the achievement of its corporate goals, sharing the creation of value, as well as the inherent risks of the business and the capital markets and promoting the alignment of long-term interests among shareholders, management and employees. According to the terms of the stock plan in force since 2017, two different programs exist that aim to ensure retention of key executives and professionals and make a relevant portion of their compensation contingent on shareholder value generation.

•

Post-retirement benefit: aiming at encouraging long-term savings, since 2001 Ultrapar has offered a defined contribution supplementary pension plan managed by Ultraprev – Associação de Previdência Complementar. Under the terms of this plan, the basic contribution of each executive is facultative and calculated by the application of a percentage of his or her salary. Ultrapar contributes, on behalf of the executive, with an amount equal to his or her basic contribution up to the limit of 11% of his or her monthly reference salary. In addition, besides the contribution FGTS, Ultrapar established in 2010, and revised in 2018, a planned end-of-career policy with the purpose of preparing the executive for his or her severance from the Company and to enable a planned and organized succession process. The post-retirement benefit resulting from this policy mainly consists in an additional compensation for the termination of the employment relationship by the initiative of the Company.

People Committee

•	Fixed compensation:

o

Participation in Committee: the members of the People Committee – currently made up of directors only – are entitled to a monthly amount, equivalent to 1/3 of a Director’s fees. If the director exercises the position of a committee coordinator, the monthly amount will be equivalent to 50% of a director’s fees. Furthermore, based on market practices, Ultrapar will assign to any external members a monthly amount paid as compensation for the responsibilities and complexity inherent to the position, and each member’s individual contribution and experience.

Strategy Committee

•	Fixed compensation:

o

Participation in Committee: the members of the Strategy Committee – currently made up of directors only – are entitled to a monthly amount, equivalent to 1/3 of a director’s fees. If the director exercises the position of a committee coordinator, the monthly amount will be equivalent to 50% of a director’s fees. Furthermore, based on market practices, Ultrapar will assign to any external members a monthly amount paid as compensation for the responsibilities and complexity inherent to the position, and each member’s individual contribution and experience.

Audit and Risk Committee

•	Fixed compensation:

o

Participation in Committee: the members of the Audit and Risk Committee – currently made up of directors only – are entitled to a monthly amount, equivalent to 1/3 of a director’s fees. If the director exercises the position of a committee coordinator, the monthly amount will be equivalent to 50% of the director’s fees. Furthermore, based on market practices, Ultrapar will assign to any external members a monthly amount paid as compensation for the responsibilities and complexity inherent to the position, and each member’s individual contribution and experience.

Financial Investments and Risk Committee

•	Fixed compensation:

o

Participation in Committee: the Financial Investments and Risk Committee is composed by Chief Financial and Investor Relations Officer (“CFO”), Treasury Director, Controller Director and at least two executives of Ultrapar or its subsidiaries. The members shall receive no additional compensation due to their participation in this committee.

Conduct Committee

•	Fixed compensation:

o

Participation in Committee: the members of the Conduct Committee are composed by external member, in the position of coordinator, a member of the board of directors, Legal Director and Risks, Compliance and Audit Director. Members shall receive no compensation, with the exception of the external member, who shall have a monthly fee payable, based on market practices, for compensating the responsibility and complexity inherent to the position as well as for the professional’s individual contribution and experience.

ii.	concerning the past 3 fiscal years, what was each element’s proportion relative to overall compensation

The table below presents the proportion of each component in the overall management compensation in 2019, segregated as described in Item 13.2.

	% in relation to overall compensation paid as
Body	Fixed compensation	Variable compensation	Post- retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total

Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Executive Officers	49%	23%	6%	0%	22%	100%
People Committee	100%	0%	0%	0%	0%	100%
Financial Investments and Risk Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%

The table below presents the proportion of each component in the overall management compensation in 2018, segregated as described in Item 13.2.

	% in relation to overall compensation paid as
Body	Fixed compensation	Variable compensation	Post- retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total

Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Executive Officers	55%	31%	7%	3%	4%	100%
People Committee	100%	0%	0%	0%	0%	100%
Financial Investments and Risk Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%

The table below presents the proportion of each component in the overall management compensation in 2017, segregated as described in Item 13.2.

	% in relation to overall compensation paid as
Body	Fixed compensation	Variable compensation	Post- retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total

Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Officers	50%	24%	3%	20%	3%	100%
People Committee	100%	0%	0%	0%	0%	100%
Financial Investments and Risk Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%

iii.	Calculation and adjustment methodology for each compensation component

Board of Directors

•

Fixed compensation: the fixed compensation of the Directors is calculated taking into consideration the position’s complexity, as well as benchmarked against other companies, considering their size, complexity and area of activities compatible to Ultrapar, in the light of the foregoing criteria.

Fiscal Council

•

Fixed compensation: the fixed compensation of the members of the Fiscal Council is annually evaluated, taking into consideration the compensation of the Executive Officers, as well as market research of other companies, considering their size, complexity and area of activities compatible to Ultrapar. Additional details are provided in “Item 13.1.b.i. Description and purpose of each compensation component.”

Executive Officers

Officers’ fixed and short-term variable compensations are set out based on reference to the relevant market, taking into consideration a methodology that attributes value to the position according to factors such as the required expertise, problem solving ability and potential impact on earnings. The sum of the fixed and short-term variable portions aims to maintain the company competitiveness towards the relevant market in the event of the achievement of 100% of the targets established.

•

Fixed compensation: annually reviewed based on market practices, identified through salary surveys (considering companies of a size, complexity and operations comparable to Ultrapar) as well as the evolution of the professional’s experience and responsibility. Benefits are based on market practices.

•

Short-term variable compensation: grounded on the concept of profit sharing, this component is planned based on a salary multiple that varies with the executive’s level and respective market benchmark, and conditioned upon the Company’s financial target achievements (70%) and on the individual targets (30%), all targets aligned with the Strategic Plan approved by the Board of Directors.

•

Share plan: the amount of shares to be granted to the executives is annually defined by the Board of Directors and the value attributed until 2019 corresponded to the Company’s share price at the granting date. From 2020, the share price will be calculated based on the average of the last 30 trading days that precedes the grant.

•

Post-retirement benefit: with the aim of fostering long-term savings, since 2001, Ultrapar has offered a complementary defined contribution pension plan, managed by Ultraprev – Associação de Previdência Complementar. Under the terms of this plan, the basic contribution of each executive is optional and calculated on the basis of a percentage of their salary. Ultrapar contributes an amount in the name of the executive which matches the employee’s basic contribution, limited to 11% of the individual’s base salary. In addition, besides contributions to the FGTS (federal indemnity fund), Ultrapar instituted in 2010 and revised in 2018, a policy for career termination with the aim of preparing the executive for leaving the Company and ensuring a planned succession process in the Company’s senior management. The retirement benefit plan as a result of this policy consists principally in an additional remuneration on the occasion of the executive leaving the Company.

People Committee

•	Compensation based on participation: : defined based on the compensation of the board of directors, that is based on market references, considering companies comparable to Ultrapar.

Audit and Risk Committee

•	Compensation based on participation: defined based on the compensation of the board of directors, that is based on market references, considering companies comparable to Ultrapar.

Financial Risks Committee

•	Compensation based on participation: members of the Financial Risks Committee do not receive additional compensation due to their participation in this committee.

Conduct Committee

•

Compensation based on participation: members of the Conduct Committee do not receive additional compensation due to their participation in this committee. The external member receives a monthly fee, based on market practices, as described above. Reasons supporting the composition of the compensation

The Company’s compensation strategy is composed by short and long-term elements, besides fixed and variable installment, which are balanced according to the principles of alignment of interests and maintenance of a competitive compensation, in order to retain, encourage superior performance and adequately compensate our executives in accordance with their responsibilities and the value created for the Company and its shareholders.

iv.	The existence of non-compensated members and supporting reasons

All members of the Board of Directors, Fiscal Council, Executive Officers of the Company and advisory committees to the Board of Directors are compensated.

Except for the external member of the Conduct Committee, members of the Financial Risks Committee and from the Conduct Committee do not receive, due to their participation on said committee, additional compensation from the Company or its subsidiaries besides to the compensation for their executive position.

c.	Key performance indicators considered for establishing each compensation component

•	Fixed compensation: the responsibility and complexity inherent to the position, the experience of the professional and market practices.

•

Short-term variable compensation: (i) EVA® growth targets until 2019. As from 2020, EBTIDA and operational cash flow targets established for each Business and for Ultrapar and according to the Strategic Plan approved by the Board of Director, and (ii) individual goals, which shall be mainly tangible and associated with the operational and commercial performance of the Business, people development and project execution, among other objectives, aligned with the Company’s Strategic Plan.

•

Stock plan: the retained portion is a function of the executive’s time with the Company and the expectation on the contribution for value creation to the Company. According to the terms of the stock plan in force since 2017, there are two programs, one of which is conditioned only to the executive’s time with the Company. The second program establishes two equal parts: one conditioned to the executive’s time with the Company; and other related to the achievement of the financial goals as previously determined by the Board of Directors. For the plan established in 2018 and 2019, return on invested capital (ROIC) goals have been defined. As from 2020 will be establish targets of EVA®, aligned with the Company’s Strategic Plan.

•	Post-retirement benefit: not linked to performance indicators.

d.	How compensation is structured to reflect the evolution of performance indicators

•	Fixed compensation: from periodic performance assessments on capacity, skills and competence.

•

Short-term variable compensation: evolution due to the progression of the Company’s results can change between zero and two times the planned amount. As from 2020, short term variable remuneration will vary between 50% and 150% of the planned amount.

•

Stock plan: the potential benefit associated with the stock ownership plan will be vested if the executive remains in the Company in the long term, thus committing to sustained value generation. The portion that takes into account the Company’s performance target is conditioned on the attainment of the target, as described on Item 13.1.c.

e.	How the compensation policy or practice aligns with the issuer’s short-, medium- and long-term interests

Ultrapar’s compensation policy and practices aim at short and long-term alignment with the interests of shareholders and with the sustainability of the company. Short-term and long-term variable compensation, which is a material portion of the overall compensation, is linked to the results and the economic value added growth targets, aligned with the interest of shareholders. Variable compensation also strengthens the focus of the executives to the adherence to the Strategic Plan approved by the Board of Directors. Short-term compensation shall be linked to annual goals of financial results growth and with priority matters for the Company (through individual goals). The stock plan turns executives into shareholders of the Company and is a strong element for aligning long-term interests.

f.	Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling companies

The whole compensation of the Company’ Statutory Officers was supported by its subsidiaries or controlled companies in the last three years, as a result of their activities as managers. For a breakdown of the amounts supported by each subsidiary or controlled company and the nature of such payments, see “Item 13.15. Amounts recorded in the results of the Company’s direct or indirect controlling companies, companies under common control and subsidiaries, as compensation payable to the members of the Company’s Board of Directors, Fiscal Council and Statutory Officers.”

g.	Existence of any compensation or benefit linked to the occurrence of any specific corporate event, such as the transfer of the issuer’s shareholding control

There is no compensation or benefit linked to the occurrence of corporate events.

h.	Practices and procedures adopted by the Board of Directors for defining the individual compensation of the Board of Directors and the Executive Board, indicating:

i.    The issuer’s organs and committees that take part in the decision-making process, identifying in what way they participate;

ii.    Criteria and methodology used to fix individual compensation, indicating if there are studies for verifying market practices and if positive, the criteria for comparison and coverage of these studies;

iii.     With what frequency and in what way does the Board of Directors evaluate the suitability of the issuer’s compensation policy;

Ultrapar elaborates annual studies on and analyses of the Administration’s compensation under the purview of the People, which also reviews the parameters and the guidelines of the Corporate Executive Compensation Policy and other benefits given to administrators. After making modifications that are found to be necessary, the Committee prepare compensation proposals and submits them to the Board of Directors.

The studies prepared by the Company aim to ensure the competitiveness of the compensations for the Board of Directors and the Executive Officers and adopt market surveys as a parameter to benchmark its practices (considering origin of capital, size, complexity, activity and reputation of compensation practices).

The parameters on which the administrators compensation rely are annually reviewed by the People Committee.

13.2 – Compensation recognized in the results of 2017, 2018, 2019 and estimated for the fiscal year 2020 to the members of the Board of Directors, the Fiscal Council and the Statutory Officers

Compensation recognized for the fiscal year 2017

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members[1]	9.00	6.00	7.00	22.00
Number of compensated members¹	9.00	3.00	7.00	19.00
Annual fixed compensation	6,552.0	747.6	21,814.7	29,114.3
Salary	4,916.0	623.0	11,449.7	16,998.7
Direct and indirect benefits	—	—	3,213.3	3,213.3
Participation in committees	544.0	—	—	544.0
Others²	1,092.0	124.6	7,151.7	8,368.3
Variable compensation	—	—	10,651.4	10,651.4
Bonus	—	—	—	—
Profit sharing³	—	—	17,110.0	17,110.0
Compensation for the participation in meetings	—	—	—	—
Commission	—	—	—	—
Others[4]	—	—	(6,458.6)	(6,458.6)
Post-retirement benefit	—	—	1,096.0	1,096.0
Benefits due to the interruption in the exercise of the position	—	—	8,793.9	8,793.9
Stock-based compensation	—	—	1,398.5	1,398.5

Total compensation	6,552.0	747.6	43,754.5	51,054.1

¹	Number of members according to CVM Official Letter/nr.2/2020.
²	Includes social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM Official Letter/nr.2/2020.
³	The value in 2017 was recognized according to the results achieved.
4	Long-term variable compensation.

Compensation recognized for the fiscal year 2018

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members[1]	8.33	6.00	7.00	21.33
Number of compensated members¹	8.33	3.00	7.00	18.33
Annual fixed compensation	6,566.4	774.2	19,111.2	26,451.8
Salary	4,896	645.2	11,103.3	16,644.5
Direct and indirect benefits	—	—	4,267.3	4,267.3
Participation in committees	576.0	—	—	576.0
Others²	1,094.4	129.04	3,740.5	4,964.0
Variable compensation	—	—	10,826.9	10,826.9
Bonus	—	—	—	—
Profit sharing³	—	—	10,826.9	10,826.9
Compensation for the participation in meetings	—	—	—	—
Commission	—	—	—	—
Others	—	—	—	—
Post-retirement benefit	—	—	1,223.2	1,223.2
Benefits due to the interruption in the exercise of the position	—	—	905.1	905.1
Stock-based compensation	—	—	1,406.6	1,406.6

Total compensation	6,566.4	774.2	33,472.9	40,813.6

¹	Number of members according to CVM Official Letter/nr.2/2020.
²	Includes social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM Official Letter/nr.2/2020.
³	The value in 2018 was recognized according to the results achieved.

Compensation recognized for the fiscal year 2019

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members[1]	9.4	6.00	7.00	22.4
Number of compensated members¹	9.4	3.00	7.00	19.4
Annual fixed compensation	9,288.3	725.5	22,194.7	32,235.4
Salary	6,316.8	627.1	12,233.9	19,177.7
Direct and indirect benefits	—	—	4,068.7	4,068.7
Participation in committees	1,419.7	—	—	1,419.7
Others²	1,551.8	125.4	5,892.1	7,569.3
Variable compensation	—	—	10,175.9	10,175.9
Bonus	—	—	—	—
Profit sharing³	—	—	10,175.9	10,175.9
Compensation for the participation in meetings	—	—	—	—
Commission	—	—	—	—
Others	—	—	—	—
Post-retirement benefit	—	—	2,640.0	2,640.0
Benefits due to the interruption in the exercise of the position	—	—	—	—
Stock-based compensation	—	—	9,881.5	9,881.5

Total compensation	9,288.3	725.5	44,892.1	54,932.7

¹	Number of members according to CVM Official Letter/nr.2/2020.
²	Includes social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM Official Letter/nr.2/2020.
³	The value in 2019 was recognized according to the results achieved.

Projected compensation for the fiscal year 2020

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members[1]	10.0	6.00	7.00	23.0
Number of compensated members¹	10.0	3.00	7.00	20.0
Annual fixed compensation	10,584.0	805.4	21,032.7	32,422.1
Salary	7,020.0	671.2	12,415.2	20,106.4
Direct and indirect benefits	—	—	4,272.1	4,272.1
Participation in committees	1,800.0	—	—	1,800.0
Others²	1,764.0	134.2	4,345.3	6,243.6
Variable compensation	—	—	16,554.7	16,554.7
Bonus	—	—	—	—
Profit sharing³	—	—	16,554.7	16,554.7
Compensation for the participation in meetings	—	—	—	—
Commission	—	—	—	—
Others[4]	—	—	—	—
Post-retirement benefit	—	—	2,772.0	2,772.0
Benefits due to the interruption in the exercise of the position	—	—	—	—
Stock-based compensation	—	—	12,507.9	12,507.9

Total compensation	10,584.0	805.4	52,867.2	64,256.6

¹	Number of members according to CVM/SEP Official Letter/nr.2/2020.
²	Includes estimated social charges under Company’s responsibility (National Institute of Social Security – INSS) according to CVM / SEP Official Letter/nr.2/2020.
[3]	Value projected for 2020 assumes the achievement of the proposed targets.

13.3 – Variable compensation in the fiscal years of 2017, 2018, 2019 and estimated compensation for the fiscal year 2019 of the Board of Directors, the Fiscal Council and the Statutory Officers

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members 2017	9.00	6.00	7.00	22.00
Number of compensated members 2017¹	0.00	0.00	7.00	7.00
Bonus
Minimum amount set out in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set out in the compensation plan	N/A	N/A	N/A	N/A
Amount set out in the compensation plan, upon achievement of the targets established	N/A	N/A	N/A	N/A
Amount effectively recognized results	N/A	N/A	N/A	N/A
Profit Sharing
Minimum amount set out in the compensation plan	N/A	N/A	Zero	Zero
Maximum amount set out in the compensation plan²	N/A	N/A	28,022.9	28,022.9
Amount set out in the compensation plan, upon achievement of the targets established	N/A	N/A	19,586.9	19,586.9
Amount effectively recognized results	N/A	N/A	17,110.0	17,110.0

¹	Only considering members who received variable compensation as specified in Official Circular/CVM/SEP/nr.2/2020.
²

For the portion related to individual performance, the evaluation typically ranges from 50% to 150% of the established targets. As for the portion related to financial performance, the evaluation is directly linked to goals of value creation measured by EVA®. The maximum value set out in the compensation plan is calculated based on the achievement of 200% of EVA goals and 150% of individual goals.

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members 2018	8.33	6.00	7.00	21.3
Number of compensated members 2018¹	0.00	0.00	7.00	7.00
Bonus
Minimum amount set out in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set out in the compensation plan	N/A	N/A	N/A	N/A
Amount set out in the compensation plan, upon achievement of the targets established	N/A	N/A	N/A	N/A
Amount effectively recognized results	N/A	N/A	N/A	N/A
Profit Sharing
Minimum amount set out in the compensation plan	N/A	N/A	Zero	Zero
Maximum amount set out in the compensation plan²	N/A	N/A	28,022.9	28,022.9
Amount set out in the compensation plan, upon achievement of the targets established	N/A	N/A	17,802.2	17,802.2
Amount effectively recognized results	N/A	N/A	10,826.9	10,826.9

¹	Only considering members who received variable compensation as specified in Official Circular/CVM/SEP/nr.2/2020.
²

For the portion related to individual performance, the evaluation typically ranges from 80% to 120% of the established targets. As for the portion related to financial performance, the evaluation is directly linked to goals of value creation measured by EVA®. The maximum value set out in the compensation plan is calculated based on the achievement of 200% of EVA goals and 120% of individual goals.

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members 2019	8.33	6.00	7.00	21.3
Number of compensated members 2019¹	0.00	0.00	7.00	7.00
Bonus
Minimum amount set out in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set out in the compensation plan	N/A	N/A	N/A	N/A
Amount provided in the compensation plan in 2019, upon achievement of the goals established	N/A	N/A	N/A	N/A
Profit Sharing
Minimum amount set out in the compensation plan	N/A	N/A	Zero	Zero
Maximum amount set out in the compensation plan²	N/A	N/A	28,022.9	28,022.9
Amount provided in the compensation plan in 2019, upon achievement of the goals established	N/A	N/A	19,121.0	19,121.0
Amount effectively recognized in 2019 results	N/A	N/A	10,175.9	10,175.9

¹	Only considering members who received variable compensation as specified in Official Circular/CVM/SEP/nr.2/2020.
²

For the portion related to individual performance, the evaluation typically ranges from 80% to 120% of the established targets. As for the portion related to financial performance, the evaluation is directly linked to goals of value creation measured by EVA®. The maximum value set out in the compensation plan is calculated based on the achievement of 200% of EVA goals and 120% of individual goals.

	Board of Directors	Fiscal Council	Statutory Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members foreseen 2020	10.00	6.00	7.00	23.00
Number of compensated members foreseen 2020¹	0.00	0.00	7.00	7.00
Bonus
Minimum amount set out in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set out in the compensation plan	N/A	N/A	N/A	N/A
Amount provided in the compensation plan in 2020, upon achievement of the goals established	N/A	N/A	N/A	N/A
Profit Sharing
Minimum amount set out in the compensation plan	N/A	N/A	Zero	Zero
Maximum amount set out in the compensation plan²	N/A	N/A	23,392.9	23,392.9
Amount provided in the compensation plan in 2020, upon achievement of the goals established	N/A	N/A	16,554.7	16,554.7

¹	Only considering members who received variable compensation as specified in Official Circular/CVM/SEP/nr.2/2020.
²

For the portion related to individual performance, the evaluation typically ranges from 80% to 120% of the established targets. As for the portion related to financial performance, the evaluation is directly linked to goals of value creation measured by EVA®. The maximum value set out in the compensation plan is calculated based on the achievement of 200% of EVA goals and 120% of individual goals.

13.4 – Concerning the share compensation plan for the Board of Directors and Statutory Officers in force in the previous fiscal year and projected for the current fiscal year, describe:

a. General terms and conditions

Ultrapar has since 2003 adopted a stock plan under which the executive has the beneficial ownership of shares held in treasury, for a period of 5 to 7 years, after which the ownership of the shares is effectively transferred, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. Said plan made its latest grants in 2017, and the vesting periods end in 2024.

At the E/AGM held on April 19, 2017, Ultrapar’s shareholders approved a new share-based incentive plan, which establishes the terms and general conditions for granting common shares issued by the Company held as treasury stock which may or may not involve awarding usufruct over any portion thereof for subsequent transfer of ownership for periods from 3 to 6 years, to officers or staff of the Company or of its subsidiaries. The information with respect to share-based compensation included in this compensation plan reflects both plans.

The volume of shares and the beneficiary executives are determined by the Board of Directors, based on the People Committee’s recommendation. There is no mandatory annual compensation required. The number of shares to be used shall be subject to the availability of such shares in Treasury and shall be limited to 1% of the equity capital on the date of the plan’s approval, corresponding to 11,149,187 shares.

The members of the Board of Directors are not eligible beneficiaries of the stock plan.

Ultrapar does not have an active stock ownership option plan.

b. Primary purposes of the plan

The primary purposes of the Company’s shares compensation plan are to (i) encourage the Company’s sustainable expansion and results and the achievement of its business goals, fostering the alignment of long-term interests across shareholders, managers and employees; and (ii) reinforce the ability to attract, retain and effectively motivate highly qualified executives and employees.

Additional details are provided in items: See “Item 13.1.b. Composition of the compensation”, “Item 13.1.c. Principal performance indicators for determining each element of compensation”, “Item 13.1.d. How the compensation is structured to reflect the evolution of the performance indicators” and “Item 13.1.e. How the compensation policy or practice aligns with the issuer’s short-, medium- and long-term interests”.

c. How the plan contributes to the achievement of the purposes

See “Item 13.1.b. Composition of the compensation”, “Item 13.1.c. Principal performance indicators for determining each element of compensation”, “Item 13.1.d. How the compensation is structured to reflect the evolution of the performance indicators” and “Item 13.1.e. “Relationship between the compensation policy or practice and the interests of the Company”

d. How the plan fits into the Company’s compensation policy

See “Item 13.1.b. Composition of the compensation”, “Item 13.1.c. Principal performance indicators for determining each element of compensation”, “Item 13.1.d. How the compensation is structured to reflect the evolution of the performance indicators” and “Item 13.1.e. “How the compensation practice or policy aligns with the issuer’s short-, medium- and long-term interests”.

e. How the plan aligns the management’s and Company’s short-, medium- and long-term interests

See “Item 13.1.b. Composition of the compensation”, “Item 13.1.c. Principal performance indicators for determining each element of compensation”, “Item 13.1.d. How the compensation is structured to reflect the evolution of the performance indicators” and “Item 13.1.e. How the compensation practice or policy aligns with the issuer’s short-, medium- and long-term interests.

f. Maximum number of shares

The total number of shares to be granted under the stock ownership plan is subject to the existence of such shares in treasury and shall be limited to 1% of the equity capital on the date of the plan’s approval, corresponding to 11,149,187 shares. In December 31, 2019, 26,780,298 shares were held in treasury. For information on the shares already granted to the Company’s Statutory Officers, see “Item 13.5. Share compensation plan—information on shares granted to the Statutory Officers”.

g. Maximum number of options to be granted

Not applicable.

h. Conditions for acquisition of shares

Shares are granted to executives in amounts previously set out by the Board of Directors. Considering the shares granted on both stock plans approved on annual shareholders meetings held in 2003 and 2017, these shares will remain in treasury, for a period that may range from 3 to 7 years, a period in which the executive has only the beneficial ownership of the shares. The obtainment of the effective ownership of the shares depends on the completion of the mentioned term and on the maintenance of the relationship between the executive and the Company or its subsidiaries during such period.

Performance shares can also be granted, and their transfer is subjected to the achievement of the Company’s financial goals throughout the vesting period. These shares shall not be subject to beneficial ownership. The goals are previously determined by the Board of Directors and for the plan established in 2019 return on invested capital (ROIC) goals have been defined and, as from 2020, goals will be set on the basis of economic value added (EVA).

i. Criteria for setting the acquisition or exercise price

Not applicable.

j. Criteria for setting the exercise period

Not applicable.

k. Settlement method

Not applicable.

l. Restrictions to the transfer of shares

The shares granted to executives remain in the Company’s treasury for a term that can range from 3 to 7 years, period in which the executive holds only beneficial ownership of such shares. After the aforementioned period and the transfer of property to the executives, the shares can be freely traded. See Item 13.5. “Share compensation plan – information on shares granted to the Statutory Officers”.

The grant of performance shares, of which the transfer is subjected to the accomplishment of Company’s financial goals throughout the vesting period. If the goals that previously determined by the Board of Directors are not met, the shares will not be granted.

An executive may only transfer his or her shares after the effective transfer (vesting).

m. Criteria and events which, upon verification, will trigger suspension, modification or cancellation of the plan

In the light of the stock plan, the beneficiaries of the plan can be granted with the maximum steak of 1% of the Share Capital of the Company on the date of approval of the stock plan at the Extraordinary Shareholders Meeting, corresponding to 11,129,102 common shares on April 11, 2019. This number of shares con be adjusted by eventual splits, reverse stock split or stock bonus.

n. Effects of the withdrawal of a member from the Company’s management bodies on the rights set forth in the share compensation plan

The transfer of effective ownership of the shares is subject to the maintenance of the professional relationship between the executive and the Company or its subsidiaries during the period established in each contract.

In the case of termination for invalidity or retirement reasons, will be transferred to the executive, a percentual proportional to the grace period elapsed until the termination, effective ownership of the shares whose property has not yet been transferred, but whose beneficial ownership is already in place. The same proportionality concept is applicable to the performance shares, considering that the financial goal was achieved.

In the case of termination for death, ownership will be transferred to the executive or to the respective estate, as the case may be, total restricts and performance shares granted.

13.5 – Share compensation plan – information about shares granted to the Statutory Officers

At the E/AGM held on April 19, 2017, Ultrapar’s shareholders approved a new incentive plan based on shares which establishes the terms and general conditions for the grant of common shares issued by the Company held as treasury stock, which may or may not involve awarding usufruct over any portion thereof for transfer, after a period from 3 to 6 of ownership to officers or staff of the Company or its subsidiaries.

The members of the Company’s Board of Directors shall not be eligible for the stock ownership plan. In addition, Ultrapar does not have an active stock option plan. The tables below present a summary of the information on shares granted and transferred to Statutory Officers in the last 3 fiscal years, as well as transfers projected for the current fiscal year:

2017	Shares granted			Shares Vested
Total number of members	7			7
Number of compensated members	1	1	2	3	3	1
Granted/Transfered date	03/13/17	11/08/17	11/08/17	11/08/17	11/13/17	12/15/17
Number of shares³	100.000	120.000	7126³	33.334	46.672	10.000
Price assigned to the shares granted (R$/share)	67,99	77,14	77,14	42,90	26,78	31,85
Period for the share effective ownership to be transferred	March-22		November-20
	March-23	October-23	November-21	na	na	na
	March-24		November-22

2018	Shares granted		Shares Vested
Total number of members	7		7
Number of compensated members	2	1	2	1
Granted/Transfered date	04/04/18	09/24/18	11/08/18	12/14/18
Number of shares³	19.240³	120.000	20.000	10.000
Price assigned to the shares granted (R$/share)	68,70	36,80	42,90	31,85
Period for the share effective ownership to be transferred	April-21	September-24	na	na
	April-22
	April-23

2019	Shares granted		Shares vested
Total number of members	7		7
Number of compensated members	5	1	2	2	1
Transfer date forecast	04/03/2019	09/02/2019	03/05/2019	11/08/2019	12/10/2019
Number of shares¹²	108,444¹	160,000	45,600	40,000	46,668
Price assigned to the shares granted (R$/share)²	23.25	16.42	26.08	21.45	25.32
Period for the share effective ownership to be transferred	April-22	September-25	na	na	na
	April-23
	April-24

2020	Shares to be granted
Total number of members		7
Number of compensated members	2	2	1
Transfer date forecast	03/05/2020	11/09/2020	12/10/2020
Number of shares¹²	45,600	4,750	46,666
Price assigned to the shares granted (R$/share)²	26.08	38.19	25.32

¹

Subjected to the accomplishment of the Company’s economic and financial goals throughout the vesting period,the same amount of shares can be transferred to the Executives as performance shares. The performance shares are not submitted to the grant of usufruct.

²

The number and the price of shares granted were adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 2 shares approved by the Extraordinary and Annual General Shareholders’ Meeting of April 10, 2019.

Assuming that the amount of shares granted follows the average of the shares granted in the last years, we estimate that 450 thousand additional shares will be granted to Statutory Officers in 2020.

13.6 – Concerning stock options outstanding

Not applicable, Ultrapar does not have a stock option plan opened.

13.7 – Stock options exercised and shares granted in connection with the share remuneration plan of the Statutory Officers

In 2017, (i) the beneficial ownership of 227,126 shares was granted to Statutory Officers and (ii) the effective ownership of 90,006 shares was transferred to Statutory Officers, related to shares with beneficial ownership granted in 2010, 2011 and 2012. In 2018, (i) beneficiary ownership of 139,240 shares was granted to Statutory Officers; and (ii) the effective ownership of 30,000 shares was transferred to Statutory Officers, related to shares with beneficial ownership granted in 2011 and 2012. Additionally, Ultrapar does not have an open stock option plan.

In 2019, (i) the beneficial ownership of 268,444 shares was granted to Statutory Officers and (ii) the effective ownership of 132,268 shares were transferred to Statutory Officers, related to shares with beneficial ownership granted between 2012 and 2014.

Additionally, Ultrapar does not have a stock option plan in place.

Statutory Officers	2019	2018	2017
Total number of members	7	7	7
Number of compensated members	5	4	5
Number of shares granted	132,268	30,000	90,006
Weighted average price of transferred shares (R$/share)²	R$ 24.41	R$ 39.22	R$ 33.31
Value gap between acquisition price and market value of the acquired shares	R$ 0.00	R$ 0.00	R$ 0.00

13.8 – Information necessary for the understanding of items 13.5 to 13.7

The price assigned to the shares granted corresponds to the market price of the Company’s shares at the granting date. The price may be, retroactively adjusted, as the case may be, to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 2 shares approved by Extraordinary and Annual General Shareholders’ Meeting in April 10, 2019. As reported earlier, Ultrapar does not have an active stock option plan.

In “Item 13.7. – Exercised stock options and shares delivered relative to the stock purchase plan of the Statutory Board”, the price attributed to the transferred shares corresponds to the book value of the shares held as treasury stock, as specified in Official Circular/CVM/SEP/no3/2019.

13.9 – Number of shares or quotas and any other securities convertible into shares or quotas issued by the Company, its direct or indirect controlling shareholders, controlled companies or companies under common control, whether directly or indirectly by members of the Board of Directors, the Statutory Executive Officers, or of the Fiscal Council, grouped by organ:

The table below presents the direct or indirect shares held by the current members of the Board of Directors, the Fiscal Council and the Statutory Officers as of December 31, 2019.

	Total number of shares	%
Board of Directors	16,391,356	1.47%
Direct ownership	272	0.0%
Indirect ownership	16,391,084	0.0%
Fiscal Council	1,500	0.0%
Direct ownership	1,500	0.0%
Indirect ownership	—	0.0%
Statutory Officers	1,846,936	0.17%
Direct ownership	1,820,836	0.16%
Indirect ownership	26,100	0.00%
Total	18,239,792	1.64%

Shares representing the capital	1,112,810,192	100.0%

Changes in Ultrapar’s ownership occurred after December 31, 2019 are not included in the table above.

The members of the Board of Directors, Executive Officers and Fiscal Council do not hold shares of the Company’s subsidiaries.

13.10 – Pension plans of the members of the Board of Directors and Statutory Officers

Body	Board of Directors	Statutory Officers
Total number of members	8.33	7.00
Number of compensated members¹	0.00	7.00
Name of the Plan	N/A	ULTRAPREV – Associação de Previdência Complementar – Defined Contribution Plan
Number of members who qualify for retirement²	N/A	2
Conditions for early retirement	N/A	- 55 years old - Minimum 5 years of employment with the sponsor - Minimum 5 years of participation in the plan - Termination of employment with the sponsor
Adjusted amount of the accumulated contributions to the private pension plan until the end of the last fiscal year, reduced by the portion related to contributions made directly by the members³ (in thousands of Reais)	N/A	9,185.1
Accumulated total amount of the contributions made during the last fiscal year, reduced by the portion related to the contributions made directly by the members (in thousands of Reais)	N/A	1,238.5
Possibility and conditions for early redemption	N/A	The plan includes an option of redemption upon termination of employment, even if not all conditions for retirement are met

¹	Only considering members under the retirement plan as specified in Official Circular/CVM/SEP/nº2/2019.
²	Managers who meet the conditions of age, period of employment and period of participation in the plan. Termination of employment is required for retirement.
³	Total amount of the contributions made by the sponsor since adhesion to the plan, plus return.

13.11 – Maximum, minimum and average compensation of the Board of Directors, Fiscal Council and Statutory Officers

Statutory Officers
	31-Dec-2019	31-Dec-2018	31-Dec-2017
Total number of members	7.00	7.00	7.00
Number of compensated members	7.00	7.00	7.00
Highest individual compensation (Reais)	12,824,612.99	9,824,057.20	9,354,955.00³
Lowest individual compensation (Reais)	3,558,612.35¹	3,190,690.99¹	3,851,001.00²
Average individual compensation (Reais)	6,413,154.82	4,781,847.30	6,250,643.00
		Annual basis

¹	The lowest individual compensation was calculated excluding the statutory officer who held the position for less than 12 months.
²	The lowest individual compensation was calculated excluding the statutory officer who held the position for 9 months.
³	The highest individual compensation was calculated considering the statutory officer who held the position for 9 months.

Board of Directors
	31-Dec-2019	31-Dec-2018	31-Dec-2017
Total number of members	8.33	9.00	9.00
Number of compensated members	8.33	9.00	9.00
Highest individual compensation (Reais)	2,088,720.00¹	1,667,520.00	1,526,400.00¹
Lowest individual compensation (Reais)	747,960.00	492,480.00	432,000.00
Average individual compensation (Reais)	930,596.81	728,000.00	635,700.00
	Annual basis

¹	The highest individual compensation was received by a member who held the position for 12 months.

Fiscal Council
	31-Dec-2019	31-Dec-2018	31-Dec-2017
Total number of members	6.00	6.00	6.00
Number of compensated members	3.00	3.00	3.00
Highest individual compensation (Reais)	260,895.60¹	262,080.00	254,200.00
Lowest individual compensation (Reais)	246,384.00	242,452.80	227,500.00
Average individual compensation (Reais)	253,639.80	252,266.40	232,400.00
	Annual basis

¹	The highest individual compensation was received by a member who held the position for 12 months.

13.12 – Agreements, insurance policies or other instruments that provide for compensation or indemnification mechanisms for the management in the event of removal from position or retirement

In addition to the contribution to FGTS, Ultrapar implemented in 2010 a planned retirement policy. This policy was superseded and replaced by the end-of-career policy approved by the People Committee on April 24, 2018, which aims to prepare each executive for severance and to structure succession plans in the Company. Application of the policy is discretionary and the amount of the resulting post-retirement benefit mainly consists in an additional compensation for the termination of the employment relationship by the initiative of the Company, equivalent to 0.5 of the monthly salary for each year of relationship with the Company, up to 9 monthly salaries.

The Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, Fiscal Council and Executive Officers of Ultrapar and its subsidiaries (“Insured”) in the maximum amount of US$ 80 million, contingent upon payment of an average annual premium in the amount of R$ 2.9 million.

Insurance covers claims for damages caused to third parties or the Company arising from acts or omissions by reason of the exercising of the function by the Insured Parties, including any claim made against the latter except when the act, omission or complaint was a consequence of gross negligence or willful mis conduct. As from 2018, the contracted D&O policy also provides for the reimbursement of the Insured Party for payment of fines and penalties involving civil and administrative, except when related to negligence on the part of the Insured Parties.

13.13 – Percentage of the overall compensation payable to each body recognized in the Company’s results related to the members of the Board of Directors, the Fiscal Council or the Statutory Officers who are related parties of the controlling shareholders

Ultra S.A., is the main individual shareholder, with approximately 21% of the shares issued by Ultrapar. Until the migration of Ultrapar to Novo Mercado segment of corporate governance in 2011, Ultra S.A. was the former controlling shareholder and, for the purposes of compliance with the Novo Mercado regulations, on august 16, 2011, signed a contract for membership in B3’s Novo Mercado as former controlling shareholder of Ultrapar

The percentage of the compensation of members of the Board of Directors who are related parties to Ultra S.A. on the overall compensation paid to such bodies was 50% in 2017, 47% in 2018 and 37% in 2019. No Statutory Officers are related parties of Ultra S.A.

13.14 – Amounts recognized in the Company’s results as compensation to members of the Board of Directors, the Fiscal Council or the Statutory Officers, aggregated by body, for any reason other than the position held by such members

The members of the Board of Directors, the Fiscal Council and the Statutory Officers did not receive any compensation other than the compensation for to the position held by such members in the Company or in its subsidiaries.

13.15     – Amounts recognized in the results of the Company’s direct or indirect controlling companies, companies under common control and subsidiaries, as compensation to the members of the Company’s Board of Directors, the Fiscal Council or the Statutory Officers in 2017, 2018 and 2019.

The whole compensation of Statutory Officers was supported by subsidiaries or controlled companies as a result of to their activities as managers of such companies. Total compensation of the Board of Directors and of the Fiscal Council is directly supported by the Company.

	Statutory Officers – 2017
(in thousands of Reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Imifarma Prod. Farm. Cosméticos S/A	Total
Annual fixed compensation	5,791.1	3,027.6	128.5	4,960.9	1,141.9	4,203.0	186.1	1,879.3	496.3	21,814.7
Salary	2,870.5	1,451.2	70.2	2,654.5	693.5	2,179.3	112.7	1,108.6	309.2	11,449.7
Direct and indirect benefits	2,920.6	1,576.4	58.3	2,306.4	448.4	2,023.7	73.4	770.7	187.1	10,365.0
Variable compensation	1,687.1	1,374.1	—	4,291.2	776.6	805.2	126.1	1,244.9	346.2	10,651.4
Profit sharing	4,916.4	1,374.1	—	4,291.2	776.6	4,034.5	126.1	1,244.9	346.2	17,110.0
Others	-3,229.3	—	—	—	—	-3,229.3	—	—	—	-6,458.6
Post-retirement benefit	-363.7	169.1	0.0	276.5	0.0	472.4	34.9	165.2	341.6	1,096.0
Benefits due to the interruption in the exercise of the position	7,996.9	—	—	276.7	—	520.3	—	—	—	8,793.9
Stock-based compensation	529.9	—	—	—	—	527.8	—	340.8	—	1,398.5

Total compensation	15,641.3	4,570.8	128.5	9,805.3	1,918.5	6,528.7	347.1	3,630.2	1,184.1	43,754.5

Statutory Officers – 2018
(in thousands of Reais)	Companhia Ultragaz S.A.	Bahiana Distribuidora de Gás Ltda	Utingás Armazenadora S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Oxiteno Nordeste S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Imifarma Prod. Farm. Cosméticos S/A	Total
Annual fixed compensation	4,593.6	1.969,6	141,3	4.276,8	1.156,2	3.489,6	206,5	1.991,9	1.285,7	19.111,2
Salary	2,579.2	1.120,0	70,2	2.669,0	697,5	2.161,5	113,3	1.118,0	650,8	11.179,6
Direct and indirect benefits	2.014,41.004,0	849,6407,7	71,048,6	1.607,7842,3	458,8264,5	1.328,1750,5	93,261,7	873,9528,8	634,9359,3	7.931,64.267,3
Variable compensation	1.010,5	441,9	22,4	965,4	194,3	577,6	31,6	345,1	275,6	3.664,3
Profit sharing	1.931,9	771,5	0,0	2.265,1	1.302,6	2.579,1	211,6	1.148,0	616,9	10.826,9
Others	1.931,9	771,5	0,0	2.265,1	1.302,6	2.579,1	211,6	1.148,0	616,9	10.826,9
Post-retirement benefit	—	—	—	—	—	—	—	—	—	—
Benefits due to the interruption in the exercise of the position	325,7976,5	141,0	7,3	259,9316,2	71,1	215,5385,1	11,5	107,9232,1	83,4137,1	1.223,2.277,9
Stock-based compensation	356,5	356,5	0,0	0,0	0,0	0,0	0,0	0,0	192,0	905,1

Total compensation	628,1	0,0	0,0	0,0	0,0	469,1	0,0	166,7	142,7	1.406,6

Statutory Officers – 2019
(in thousands of Reais)	Companhia Ultragaz S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Terminal Químico de Aratu S/A Tequimar	Imifarma Prod. Farm. Cosméticos S/A	Total
Annual fixed compensation	6,942.8	6,075.3	1,126.9	3,828.2	2,414.2	1,807.2	22,194.7
Salary	3,128.1	3,940.6	697.5	2,363.5	1,156.3	948.0	12,233.9
Direct and indirect benefits	1,961.9	1,287.1	34.7	148.6	377.8	258.6	4,068.7
Others	1,852.8	847.6	394.8	2,316.1	880.1	600.7	5,892.1
Variable compensation	3,485.8	3,127.6	455.7	1,236.2	1,109.6	761.1	10,175.9
Profit sharing	3,485.8	3,127.6	455.7	1,236.2	1,109.6	761.1	10,175.9
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Post-retirement benefit	1,452.1	778.4	71.1	479.8	-292.8	151.4	2,640.0
Benefits due to the interruption in the exercise of the position	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Stock-based compensation	7,559.1	708.0	0.0	527.6	70.4	1,016.3	9,881.5

Total compensation	19,439.8	10,689.3	1,653.7	6,071.8	3,301.4	3,736.0	44,892.1

13.16 – Other information deemed relevant by the issuer

The Company has no other information to report that it deems relevant.

Ultrapar – Shareholders’ Meeting Manual

GLOSSARY

GLOSSARY

References in the items 10, 12.5 to 12.10 and 13 of the Reference Form which are part of this document, to “Ultrapar”, “we”, “our”, “us” and “the Company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires).

In addition, all references in this document to:

“ABIQUIM” are to Associação Brasileira da Indústria Química, the Brazilian association of chemical industries;

“AGM” are to Annual General Meeting;

“ALE” or “ALESAT” are to Alesat Combustíveis S.A.;

“am/pm” are to Ipiranga’s convenience stores franchise network that operate under the brand am/pm, managed by am/pm Comestíveis Ltda. and Conveniência Ipiranga Norte Ltda.;

“ANFAVEA” are to Associação Nacional dos Fabricantes de Veículos Automotores, the Brazilian

Association of Vehicle Producers;

“ABRAFARMA” are to Associação Brasileira de Farmácias e Drogarias, the Brazilian Association of Pharmacies and Drugstores;

“ANP” are to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis, the Brazilian oil, natural gas and biofuels regulatory agency;

“B3” are to the B3 S.A. — Brasil, Bolsa, Balcão, the São Paulo Stock Exchange;

“BNDES” are to Banco Nacional de Desenvolvimento Econômico e Social;

“Brazilian government” are to the federal government of the Federative Republic of Brazil;

“CADE” are to Conselho Administrativo de Defesa Econômica, the Brazilian antitrust regulation agency;

“CDI” are to the Brazilian money market interest rate (Certificados de Depósito Interbancário);

“Chevron” are to Chevron Brasil Lubrificantes Ltda.;

“Cia. Ultragaz” are to Companhia Ultragaz S.A.;

“ConectCar” are to ConectCar Soluções de Mobilidade Eletrônica S.A.;

“CSLL” are to Contribuição Social sobre o Lucro Líquido;

“CVM” are to Comissão de Valores Mobiliários, the Brazilian securities authority;

“E/AGM” are to Extraordinary and Annual General Meeting;

“Extrafarma” are to Imifarma Produtos Farmacêuticos e Cosméticos S.A.;

“FGTS” are to Fundo de Garantia do Tempo de Serviço;

“GDP” are to Gross Domestic Product;

“ICVM 527/12” are to CVM Instruction No. 527/12, issued by CVM on October 4, 2012, which governs the voluntary disclosure by listed companies in Brazil of EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT— Earnings Before Interest and Taxes, for the results disclosed from January 1, 2013 onwards;

“Iconic” are to Iconic Lubrificantes S.A;

“IFRS” are to International Financial Reporting Standards;

“IGP-M” are to General Index of Market Prices of Brazilian inflation, calculated by the Getulio Vargas Foundation;

“IPCA” are to National Wide Consumer Prices Index;

“IpiLubs” are to Ipiranga Lubrificantes S.A.

“Ipiranga” are to Ultrapar’s subsidiaries which operate in the fuel and lubricant distribution and related activities;

“IPP” are to Ipiranga Produtos de Petróleo S.A.;

“IRPJ” are to corporate income tax;

“Liquigás” are to Liquigás Distribuidora S.A.;

“LPG” are to liquefied petroleum gas;

“LPG International” are to LPG International Inc.;

“NGV” are to natural gas vehicle;

“Note” or “Notes” are to Notes to the Consolidated Financial Statements of Ultrapar for the year ended December 31, 2018;

“OPEC” are to Organization of the Petroleum Expor ting Countries;

“OPEC+” are to Organization of the Petroleum Exporting Countries and others producers that are not part of the group;

“Oxiteno Nordeste” are to Oxiteno Nordeste S.A. Indústria e Comércio;

“Oxiteno” are to Oxiteno S.A. Indústria e Comércio, our wholly owned subsidiary and its subsidiaries that produce ethylene oxide and its principal derivatives, fatty alcohols and other specialty chemicals;

“Petrobras” are to Petróleo Brasileiro S.A.;

“Real”, “Reais” or “R$” are to Brazilian reais, the official currency of Brazil;

“Serma” are to Association of users of data processing equipment and related services responsible for IT services for Ultrapar;

“Tequimar” are to Terminal Químico de Aratu S.A.;

“TJLP” are to long term interest rate;

“Ultra S.A.” are to Ultra S.A. Participações, a holding company owned by members of the founding family and senior management of Ultrapar. Ultra S.A. is the largest shareholder of Ultrapar, holding 22% of its total capital stock. Prior to the Conversion, Ultra S.A. owned 66% of the voting capital of Ultrapar;

“Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary and its subsidiaries that provide logistics services for liquid bulk cargo;

“Ultragaz” are to Ultrapar’s subsidiaries that operate in the distribution of LPG; and

“US$”, “dollar”, “dollars” or “U.S. dollars” are to the United States dollar.

Ultrapar – Shareholders’ Meeting Manual

REMOTE VOTING BALLOT

REMOTE VOTING BALLOT

ANNUAL GENERAL SHAREHOLDERS’ MEETING –

ULTRAPAR PARTICIPACOES S.A. of April 15, 2020

Name:

Shareholder’s CNPJ or CPF:

E-mail:

Instructions on completion

This ballot for the Annual General Shareholders’ Meeting (“AGM”) should be completed if the shareholder chooses to exercise his voting rights remotely pursuant to CVM Instruction 481/09.

In this event, it is mandatory that the foregoing fields are completed with the name (or corporate name) in full of the shareholder and the Corporate or Individual number in the tax register (CNPJ/ME and CPF/ME respectively), as well as an e-mail address for eventual contact.

For this voting ballot to be valid and the votes cast included in the quorum for the AGM, the following instructions should be followed:

•	The fields of this ballot should be completed accordingly;
•	Every page in this ballot should be initialed;
•	At the end, the shareholder or their legal representative(s), as the case may be and pursuant to the prevailing legislation, shall sign the ballot;

Once the ballot and required documentation are received by the Company, the Company shall notify, within 3 (three) business days, the shareholder of their receipt and acceptance or request its correction, pursuant to CVM Instruction 481/09.

The ballot and other substantiating documents shall be filed at the Company in up to 7 days prior to the date of the EGM, that is by April 8, 2020. Any ballots received by the Company after that date shall be disregarded.

The “AGM Manual” and the “Management Proposal”, referred to in this ballot, are available to the shareholders at the Company’s corporate headquarters, in its website (ri.ultra.com.br) and the websites of the Securities and Exchange Commission – CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

Instructions for delivery

The shareholder choosing to exercise their voting rights remotely may:

A. Send the ballot directly to the Company

For this purpose, they should submit the following documents:

•	Original copy of this ballot duly completed with every page initialed and signed at the end according to the instructions for completion described above;
•	Certified copy of the following documents:

Individuals:

(i)	ID card with the shareholder’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);
(ii)	in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

Legal entities:

(i)

consolidated corporate bylaws or articles of association and corporate acts providing evidence as to the powers to represent the shareholder (minutes of election of the officers and/or power of attorney);

(ii)	ID card with the representative’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);
(iii)	in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

Investment funds:

The shareholders constituted as investment funds shall deliver to the Company, within the term stipulated under item (a) above:

(i)	evidence of the capacity of a manager of the investment fund granted to an individual or legal entity to represent it at the general meeting or who has granted powers to the attorney-in-fact;
(ii)	the corporate act of the manager, if a legal entity, granting powers to the representative to participate in the general meeting or to whom the power-of-attorney has been granted; and
(iii)	should the representative or attorney-in-fact be a legal entity, the same documents as in line (ii) of this item relative to them;

B. Exercising voting rights through service providers

The shareholder that chooses to exercise voting rights remotely through service providers shall contact their custodians or bookkeeping institution for the Company’s shares, whether or not their shares are deposited with a central depositary, pursuant to compliance with their rules for transmission of the shareholder’s voting instructions.

For further information, please see the Management Proposal and the AGM Manual available in ri.ultra.com.br.

Postal and e-mail address for sending the remote voting ballot, should the shareholder choose to deliver the document directly to the Company

Address: Avenida Brigadeiro Luís Antônio, 1343, 8º andar, Bela Vista CEP 01317-910

São Paulo/SP – Brazil

To the attention of the “Gerência de Relações com Investidores” (Investor Relations Department)

E-mail: Invest@ultra.com.br

If preferred, the shareholder may send electronic copies of this ballot and the documents to the Company’s e-mail address, provided that the original copy of the voting ballot and the certified copies of the required documents are also sent to the Company at the address mentioned above by April 8, 2020.

Indication of the institution engaged by the Company to provide the securities bookkeeping service, and eventual questions and clarifications as to the direct dispatch of this ballot to the securities registrar may be resolved through the following channel made available by Bradesco below:

Banco Bradesco S.A

Departamento de Ações e Custódia (Securities and Custody Department)

Address: Núcleo Cidade de Deus, Prédio Amarelo, 2º andar, Vila Yara, Osasco

CEP 06029-900

Osasco/SP – Brazil

Shareholder service channels:

Telephone: 0800 701 1616

Business days from 8:00 a.m. to 5:00 p.m.

E-mail: dac.acecustodia@bradesco.com.br

Resolutions / Questions relating to the AGM

Simple Resolution

1. Examination and approval of the Management’s report and accounts as well as the financial statements for the fiscal year ending December 31, 2019, accompanied by the report of the Independent Auditors and the opinion of the Fiscal Council.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

2. Allocation of the net income for the fiscal year ending December 31, 2019.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

3. Establishment of the Management’s aggregate compensation.

[ ] Approve [ ] Reject [ ] Abstain

Election of the Fiscal Council by candidate – Total number of members to be elected: 3

4. Election of the members of the Fiscal Council and respective alternates (the shareholder may nominate as many candidates as there are vacancies to be filled at the general election).

Candidates proposed by the Management:

GERALDO TOFFANELLO (EFFECTIVE) / MÁRCIO AUGUSTUS RIBEIRO (ALTERNATE)

[ ] Approve [ ] Reject [ ] Abstain

MARCELO AMARAL MORAES / PEDRO OZIRES PREDEUS (ALTERNATE)

[ ] Approve [ ] Reject [ ] Abstain

WILLIAM BEZERRA CAVALCANTI FILHO (EFFECTIVE) / CARLOS ROBERTO DE ALBUQUERQUE SÁ (ALTERNATE)

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

5. Establishment of the compensation of the Fiscal Council members for the term of office beginning in April 2020, pursuant to the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

Signature:
E-mail:
City:

REMOTE VOTING BALLOT

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING –

ULTRAPAR PARTICIPACOES S.A. of April 15, 2020

Name:

Shareholder’s CNPJ or CPF:

E-mail:

Instructions on completion

This ballot for the Extraordinary General Shareholders’ Meeting (“EGM”) should be completed if the shareholder chooses to exercise their voting rights remotely pursuant to CVM Instruction 481/09.

In this event, it is mandatory that the foregoing fields are completed with the name (or corporate name) in full of the shareholder and the Corporate or Individual number in the tax register (CNPJ/ME and CPF/ME respectively), as well as an e-mail address for eventual contact.

For this voting ballot to be valid and the votes cast included in the quorum for the EGM, the following instructions must be followed:

•	The fields of this ballot should be completed accordingly;
•	Every page in this ballot should be initialed;
•	At the end, the shareholder or their legal representative(s), as the case may be and pursuant to the prevailing legislation, have to sign the ballot;

Once the ballot and required documentation are received by the Company, the Company shall notify, within 3 (three) business days, the shareholder of their receipt and acceptance or request its correction, pursuant to CVM Instruction 481/09.

The ballot and other substantiating documents shall be filed at the Company in up to 7 days prior to the date of the EGM, that is by April 8, 2020. Any ballots received by the Company after that date shall be disregarded.

The “EGM Manual” and the “Management Proposal”, referred to in this ballot, are available to the shareholders at the Company’s corporate headquarters, in its website (ri.ultra.com.br) and the websites of the Securities and Exchange Commission – CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

Instructions for delivery

The shareholder choosing to exercise their voting rights remotely may:

A. Send the ballot directly to the Company

For this purpose, they should submit the following documents:

•	Original copy of this ballot duly completed with every page initialed and signed at the end according to the instructions for completion described above;
•	Certified copy of the following documents:

Individuals:

(i)	ID card with the shareholder’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);
(ii)	in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

Legal entities:

(i)

consolidated corporate bylaws or articles of association and corporate acts providing evidence as to the powers to represent the shareholder (minutes of election of the officers and/or power of attorney);

(ii)	ID card with the representative’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);
(iii)	in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

Investment funds:

The shareholders constituted as investment funds shall deliver to the Company, within the term stipulated under item (a) above:

(i)	evidence of the capacity of a manager of the investment fund granted to an individual or legal entity to represent it at the general meeting or who has granted powers to the attorney-in-fact;
(ii)	the corporate act of the manager, if a legal entity, granting powers to the representative to participate in the general meeting or to whom the power-of-attorney has been granted; and
(iii)	should the representative or attorney-in-fact be a legal entity, the same documents as in line (ii) of this item relative to them;

B. Exercising voting rights through service providers

The shareholder that chooses to exercise voting rights remotely through service providers shall contact their custodians or bookkeeping institution for the Company’s shares, whether or not their shares are deposited with a central depositary, pursuant to compliance with their rules for transmission of the shareholder’s voting instructions.

For further information, please see the Management Proposal and the EGM Manual available in ri.ultra.com.br.

Postal and e-mail address for sending the remote voting ballot, should the shareholder choose to deliver the document directly to the Company

Address: Avenida Brigadeiro Luís Antônio, 1343, 8º andar, Bela Vista CEP 01317-910

São Paulo/SP – Brazil

To the attention of the “Gerência de Relações com Investidores” (Investor Relations Department)

E-mail: Invest@ultra.com.br

If preferred, the shareholder may send electronic copies of this ballot and the documents to the Company’s e-mail address, provided that the original copy of the voting ballot and the certified copies of the required documents are also sent to the Company at the address mentioned above by April 8, 2020.

Indication of the institution engaged by the Company to provide the securities bookkeeping services, and eventual questions and clarifications as to the direct dispatch of this ballot to the securities registrar may be resolved through the following channel made available by Bradesco below:

Banco Bradesco S.A

Departamento de Ações e Custódia (Securities and Custody Department)

Address: Núcleo Cidade de Deus, Prédio Amarelo, 2º andar, Vila Yara, Osasco

CEP 06029-900

Osasco/SP – Brazil

Shareholder service channels:

Telephone: 0800 701 1616

Business days from 8:00 a.m. to 5:00 p.m.

E-mail: dac.acecustodia@bradesco.com.br

Resolutions / Questions relating to the EGM

Simple Resolution

1. To ratify the alteration of the number of common shares into which the Company’s capital stock is divided due to partial exercise of the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A., approved by the Extraordinary General Shareholders’ Meeting held on January 31, 2014.

[ ] Approve [ ] Reject [ ] Abstain

Signature:
E-mail:
Ciy:

Ultrapar – Shareholders’ Meeting Manual

MODEL FOR POWER OF ATTORNEY

Power of Attorney

Through the intermediary of this private instrument, [ Shareholder ], [ nationality ], [ civil status ], [ occupation ], bearer of the identity document, number [•] [ issuing entity ], resident and domiciled at [ full address ] or [ legal entity duly incorporated in accordance with the laws of [•], with its head offices at [•], enrolled at the Taxpayer Register under number [•] ] (“Principal”), nominates and constitutes as [his/her/its] attorney-in-fact ANDRÉ BRICKMANN ARENO, brazilian, married, lawyer, national identity card RG nr. 268278088, issued by SSP/SP, with professional identity card OAB/SP nr. 147926-1, and enrolled at the Taxpayers Register CPF/ME under nr. 247.847.158-08; THIAGO DE MELLO RIBEIRO COUTINHO, Brazilian, married, lawyer, national identity card RG nr. 1790900-SSP/PB, professional identity card OAB/SP nr. 176386, and enrolled at the Taxpayers Register CPF/ME under nr. 265.000.098-86; DENIZE SAMPAIO BICUDO, Brazilian, single, lawyer, national identity card RG nr. 32.308.230-0-SSP/SP, professional identity card OAB/SP nr. 239.515, and enrolled at the Taxpayers Register CPF/ME under nr. 220.578.448-03; and AMANDA MACEDO LEMOS, Brazilian, single, lawyer, national identity RG nr. 42.325.690-7-SSP/SP, professional identity card OAB/SP under nr. 391.466 and enrolled at the Taxpayers Register CPF/ME under nr. 415.145.028-95, with powers, acting individually and independently of the order of nomination, to represent the Principal as holder of [•] ([number of shares in words]) common shares issued by Ultrapar Participações S.A., a publicly-traded company registered in the corporate tax register (CNPJ/ME) under number 33.256.439/0001-39, with corporate headquarters at Av. Brigadeiro Luís Antônio, nr. 1343, in the City and State of São Paulo (“Company”), in the Annual and Extraordinary General Shareholders’ Meeting to be held at 2:00 p.m., on April, 15, 2020, at the corporate headquarters of the Company, signing the Shareholders’ Presence Register of the Company and the minutes of the Annual and Extraordinary General Shareholders’ Meeting for the specific purpose of voting in strict conformity with the following guidance:

In Annual General Meeting:

(1) The examination and approval of the Management report and accounts as well as the financial statements for the fiscal year ended on December 31, 2019 in addition to the report of the Independent Auditors and the opinion of the Fiscal Council.

In Favor	Against	Abstention

[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(1)	The allocation of net income for the fiscal year ended December 31, 2019.

In Favor	Against	Abstention

[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(3) The establishment of the Management´s aggregate compensation.

In Favor	Against	Abstention

[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(4) The election of the members of the Fiscal Council and their respective alternates given the request for installation of the Fiscal Council made by a shareholder representing more than 2% (two percent) of the voting shares issued by the Company, pursuant to Article 161 to Law 6,404/76 and CVM Instruction 324/00.

Effective Members	Alternate Members
Marcelo Amaral Moraes	Pedro Ozires Predeus
Geraldo Toffanello	Márcio Augustus Ribeiro
William Bezerra Cavalcanti Filho	Carlos Roberto de Albuquerque Sá

In Favor	Against	Abstention

[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

(5) Considering the item above, to approve the compensation of the Fiscal Council for for the term of office beginning April 2020.

In Favor	Against	Abstention

[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

In Extraordinary General Meeting:

(1) To ratify the alteration of the number of common shares into which the Company’s capital stock is divided due to partial exercise of the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A., approved by the Extraordinary General Shareholders’ Meeting held on January 31, 2014.

In Favor	Against	Abstention

[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

The attorneys-in-fact hereby nominated have no right or obligation whatsoever to take any other measures in the name of the Principal not expressly provided for in this instrument or which are necessary to its exact fulfillment.

This power of attorney, which may be delegated in full or partially, shall be valid for the aforementioned Annual and Extraordinary General Shareholders’ Meeting, whether installed upon the first convening notice or upon the second convening notice.

The present instrument is valid until April 16, 2020.

[day] [ Month ] 2020.

[ Shareholder ]